

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

XANDROS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction
of Incorporation)

149 Madison Avenue, 3rd Floor, New York, NY **10016**

(Address of principal executive offices) **(Zip Code)**

Registrant's telephone number, including area code: (646) 747-7642

Copies to:

Kevin Friedmann, Esq.
Richardson & Patel, LLP
750 Third Avenue, 9th Floor
New York, NY 10017

~~7379~~ 1312	37-1442064
(Primary standard Industrial Code Classification Number)	I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

TABLE OF CONTENTS

As used in this offering circular, the terms "Xandros", "we", "us", "our", "our company" and the "Company" refer to Xandros, Inc. and its subsidiaries.

Item 1. Significant Parties

(a) Directors of the Company

The names and addresses of the current members of our board of directors are as follows:

Name	Address
Andreas Typaldos	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
Ron Dagar	c/o Bushido Capital Partners 145 East 57th Street, 11th Floor; New York, NY 10022
Gennaro Vendome	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016

(b) Officers of the Company

The names and addresses of our current officers are as follows:

Name	Position Held	Address
Andreas Typaldos	Chief Executive Officer	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
Jeffrey Daub	Acting Chief Financial Officer	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016

(c) General Partners

The Company does not have general partners.

(d) Record owners of 5 percent or more of our equity securities

The names and addresses of the record owners of 5 percent or more of any class of our equity securities are as follows:

Name	Address
Linux Global Partners	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
BCMF Trustees LLC	c/o Bushido Capital Partners 145 E. 57th St New York, NY 10022
Bushido Capital Master Fund	c/o Bushido Capital Partners 145 E. 57th St New York, NY 10022
Andreas Typaldos	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
William H. Young	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
Edward Lagomarsino	22 Sunflower Drive, Upper Saddle River, NJ 07458
ACM SPV LLC	c/o Aris Capital Management, LLC 152 W. 57th St. New York, NY 10019
Corel Corp	1600 Carling Ave. Ottawa, Ontario, Canada

(e) Beneficial owners of 5 percent or more of any class of our equity securities

The beneficial owners of 5 percent or more of any class of our equity securities are as follows:

Name	Address
Linux Global Partners	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
Ronald Dagar (1)	c/o Bushido Capital Partners 145 E. 57th St New York, NY 10022
Andreas Typaldos	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
Ming Poon (2)	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
William H. Young	c/o Xandros Inc. 149 Madison Ave. 3rd Floor, New York, NY 10016
Edward Lagomarsino	22 Sunflower Drive, Upper Saddle River, NJ 07458
Apostolos Peristeris (3)	c/o Aris Capital Management, LLC 152 W. 57th St. New York, NY 10019
Corel Corp	1600 Carling Ave. Ottawa, Ontario, Canada

(1) Mr. Dagar has voting and investment control over the securities held by BCMF Trustees LLC and Bushido Capital Master Fund

(2) Mr. Ming Poon has voting and investment contol over securities held by his children, Wai Leng Poon and Anthony Poon.

(3) Apostolos Peristeris has voting and investment control over the securities held by ACM SPV LLC.

(f) Promoters

The Company does not have promoters.

(g) Affiliates

The following table sets forth the affiliates of our company as of March 21, 2011. The following persons are considered to be affiliates of our company (i) all of our directors and executive officers and (ii) each person who is known by us to beneficially own more than 10% of the outstanding shares of any class of our equity securities. Unless otherwise specified, the address of each affiliate included in the table is c/o Xandros, Inc., 149 Madison Avenue, 3rd Floor, New York, NY 10016.

Name	Position
Linux Global Partners	Significant stockholder
BCMF Trustees LLC	Significant stockholder
Bushido Capital Master Fund	Significant stockholder
Ron Dagar	Director
Andreas Typaldos	CEO, Director
Gennaro Vendome	Director
Jeffrey Daub	Acting CFO
William H. Young	Significant stockholder

(h) Counsel to the issuer with respect to the proposed offering

The Company's counsel in this proposed offering is:

Kevin Friedmann, Esq.
Richardson & Patel, LLP
750 Third Avenue, 9th Floor
New York, NY 10017

(i) Underwriters with respect to the proposed offering

There are no underwriters in this proposed offering.

(j) Underwriter's directors

Not applicable.

(k) Underwriter's officers

Not applicable.

(l) Underwriter's general partners

Not applicable.

(m) Counsel to the underwriter

Not applicable.

Item 2. Application of Rule 262

None of the persons identified in response to Item 1 of this Part 1:

- has been convicted within 10 years prior to the filing of the offering statement required by rule 252 of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;

- is subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of such offering statement, permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;

- is subject to an order of the Commission entered pursuant to section 15(b), 15B(a), or 15B(c) of the Exchange Act, or section 203(e) or (f) of the Investment Advisers Act of 1940;

- is suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities exchange registered under section 6 of the Exchange Act or a national securities association registered under section 15A of the Exchange Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or

- is subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of the offering statement required by rule 252, or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005.

Item 3. Affiliate Sales

The proposed offering does not involve the resale of securities by any of our affiliates.

Item 4. Jurisdictions in Which Securities are to be Offered

New York

Item 5. Unregistered Securities Issued or Sold Within One Year

In March 2010 James Lagomarsino, an accredited investor, converted $350,000 of our debt for 1,283,629 shares of our common stock based on a purchase price of $0.2727 per share. We issued the shares of common stock in reliance on Section 4(2) of the Securities Act of 1933 inasmuch as the offer and sale was not effected through any general solicitation or general advertising and the offeree was an accredited investor.

In August 2010 we sold 53,783 shares of our common stock to Schuyler Bishop, an accredited investor, for $15,000 based on a purchase price of $0.2789 per share. We issued the shares of common stock in reliance on Section 4(2) of the Securities Act of 1933 inasmuch as the offer and sale was not effected through any general solicitation or general advertising and the offeree was an accredited investor.

In October 2010 we sold to William H. Young, a beneficial owner of more than 10 percent of our common stock and an accredited investor, our convertible debt for $500,000, for working capital purposes. The loan, which is due April 12, 2011, bears interest at 18% per annum and is convertible into the Company's common stock at a purchase price of $0.22 per share. Interest payments of $7,500 per month commenced November 12, 2010 with principal due at maturity. The Company issued to Mr. Young warrants to purchase 12 million shares of its common stock at a price of $0.2789 per share. The warrants are exercisable for up to eight years from the date of issuance. Upon an election by Mr. Young to convert his note the Company will issue to him a warrant to purchase an additional 1 million shares of the Company's stock with the same terms as the initial warrants. Under the terms of the agreement if the Company does not file to become a public company, as defined in the agreement, within 6 months from the date of the agreement (April 12, 2011) the Company will pay to Mr. Young an additional $250,000 which will be due on April 12, 2017 and will earn interest at 18% per annum with interest payments of $3,750 payable monthly. We issued the promissory note in reliance on Section 4(2) of the Securities Act of 1933 inasmuch as the offer and sale was not effected through any general solicitation or general advertising and the offeree was an accredited investor. In consideration of the loan the Company's CEO has provided the individual, as security collateral, 50% of his warrant to purchase up to 30% of the Company's stock), which will be reduced to 25% if the Company common stock is publicly traded within one year of the date of the loan agreement. If the loan is not repaid by the due date, as long as the Company continues to pay monthly interest, including interest on the additional $250,000 if applicable, the individual cannot utilize any portion of the secruty collateral. Any of the security collateral not used to satisfy outstanding amounts under the loan will be returned .

In March 2011 we sold 900,901 shares of our common stock and warrants to purchase 359,712 shares of our common stock to Dr. Naresh C. Saxena, an accredited investor, for $200,000 based on a purchase price of $0.222 per share of common stock. We issued the shares of common stock and warrants in reliance on Section 4(2) of the Securities Act of 1933 inasmuch as the offer and sale was not effected through any general solicitation or general advertising and the offeree was an accredited investor.

Item 6. Other Present or Proposed Offerings

Neither the Company nor its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

There was no publication authorized by Rule 254 used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR
MARCH 28, 2011

XANDROS, INC.
149 Madison Avenue, Third Floor
New York, NY 10016
(646) 747-7642

We are offering up to 16,666,667 of our common stock, $0.001 par value, at a price of $0.30 to $0.40 per share in this offering for total proceeds of up to $5,000,000.

These securities are being offered by Xandros, Inc. with the assistance of Wynston Hill Capital LLC ("Wynston Hill"). For introductions to investors made by Wynston Hill, we have agreed to pay Wynston Hill a cash commission of 6% of the gross proceeds attributable to sales made to such investors (the "Commission Amount") and to issue a warrant to Wynston Hill for common stock. The number of shares of common stock will be calculated by dividing the Commission Amount by the per share offering price of our common stock. See the discussion in the section of this offering circular titled "Plan of Distribution" at page 13. Wynston Hill is under no obligation to introduce us to any potential investor. Unless we decide to terminate it earlier, this offering will continue until we raise $5,000,000 in proceeds. The proceeds from the offering will be available to us immediately upon receipt. There is no minimum amount that we must raise before we may use the proceeds and the proceeds will not be placed in an escrow account for our benefit. We will bear the expenses of this offering.

The table below illustrates the amount that would be paid to Wynston Hill and the proceeds that we would receive if Wynston Hill were to introduce us to all of the investors in this offering. We have no way of knowing if Wynston Hill will introduce us to any persons who will purchase shares of common stock in this offering.

	Price to Public	**Underwriting Discount and Commissions**	**Proceeds to Issuer or Other Persons (1)**
Per Share			
Total	$5,000,000	$300,000	$4,700,000

(1) Before expenses.

THIS OFFERING IS SUBJECT TO CERTAIN RISKS.
(See RISK FACTORS BEGINNING ON PAGE 2.)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTEMENT. SEE ITEM 3 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFIERING.
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESEANTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION

The date of this Offering Circular is March 28, 2011

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this offering circular are "forward-looking statements." Forward-looking statements reflect current views about future events and financial performance based on certain assumptions. They include opinions, forecasts, intentions, plans, goals, projections, guidance, expectations, beliefs or other statements that are not statements of historical fact. Words such as "may," "will," "should," "could," "would," "expects," "plans," "believes," "anticipates," "intends," "estimates," "approximates," "predicts," or "projects," or the negative or other variation of such words, and similar expressions may identify a statement as a forward-looking statement. Any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business, our goals, strategies, focus and plans, and other characterizations of future events or circumstances, including statements expressing general optimism about future operating results and the development of our products, are forward-looking statements. Forward-looking statements in this offering circular may include statements about:

- the possibility of our operating costs increasing beyond our current expectations and our inability to fully implement our current business plan;
- our ability to obtain future financing or funds when needed;
- our ability to successfully obtain a diverse customer base;
- our ability to protect our intellectual property through patents, trademarks, copyrights and confidentiality agreements;
- our ability to respond to new developments in technology and new applications of existing technology before our competitors;
- risks associated with acquisitions, business combinations, strategic partnerships, divestures, and other significant transactions which may involve additional uncertainties;
- the conduct of business operations in foreign jurisdictions and risks related to changes in foreign legislation, tax laws, government administration, and restrictions on foreign ownership of international businesses; and
- financial risk due to fluctuations in foreign currencies against the US Dollar.

The forward-looking statements in this offering circular speak only as of the date hereof and caution should be taken not to place undue reliance on any such forward-looking statements. Forward-looking statements are subject to certain events, risks and uncertainties that may be outside of our control. When considering forward-looking statements, you should carefully review the risks, uncertainties and other cautionary statements in this offering circular as they identify certain important factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These factors include, among others, the risks described under "Risk Factors" and elsewhere in this offering circular.

Information regarding market and industry statistics contained in this offering circular is included based on information available to us which we believe is accurate. We have not reviewed or included data from all available sources, and cannot assure investors of the accuracy or completeness of the data included in this offering circular. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

Summary Information, Risk Factors and Dilution

Risk Factors

RISKS RELATING TO BUSINESS UNCERTAINTY

We will need additional capital in the future.

As of December 31, 2010, we had a substantial working capital deficit and debt, as indicated in the attached un-audited consolidated financial statements for the year then ended. The debt includes approximately $2.56 million (net of Canadian Ontario Province R&D cash credits receivable) in past due payroll taxes, penalties and interest owed to Revenue Canada, accounts payable, accrued expenses including accrued payroll of approximately $7.5 million owed to our employees and unrelated entities, and approximately $5.4 million owed by Xandros to Company insiders, which include accrued salaries and loans to its CEO, accrued salaries to the COO of its Xandros Corp. subsidiary, and loans to the Company from members of its Board of Directors and significant stockholders (the "Insider Obligations"). We believe we can, and we expect to, reduce or eliminate some of the Insider Obligations through the issuance of our common stock in exchange for balances owed. We also intend to attempt to arrange a payout over a period of time of accounts payable to resellers and consulting companies as a result of the desire of such companies to continue to receive significant revenues and business from Xandros. However, we can provide no assurance that such alternative payment arrangements will materialize.

We will need additional capital to implement our business plan and to cover unanticipated expenses. The timing and amount of any such additional capital requirements cannot be predicted at this time. There can be no assurance that any such financing will be available on acceptable terms, or at all. If financing is not available on satisfactory terms or at all, we may be unable to expand at the rate desired and our operating results may be adversely affected. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders will experience additional dilution, and such securities may have rights, preferences and privileges senior to those of the common stock. If capital is raised through a debt financing, we would likely become subject to restrictive covenants relating to our operations and finances.

We have incurred losses since inception; we may be unable to generate sufficient revenues to reach profitability.

The Company has recurring losses, negative cash flows from operations, limited operating revenues and an accumulated deficit. The Company reported a net loss of approximately $4.6 million for the year ended December 31, 2010, and has lost approximately $45 million since inception through December 31, 2010 resulting in a stockholders' deficiency of approximately $16.1 million and total current liabilities of approximately $16.7 million at December 31, 2010. There is no assurance that we will achieve profitability, or if we do achieve it, that we will sustain it.

We have a limited operating history, making evaluation of our business difficult.

We have a limited operating history upon which to evaluate future prospects. In addition, our revenue model is evolving and relies substantially upon the growth in the development of software and other applications of Linux technology, and the use of the technology by the public. As an early stage company in a competitive and rapidly evolving market, we face risks and uncertainties relating to our ability to successfully implement our business plan. These risks include the following:

- Lack of sufficient capital;
- Unanticipated problems, delays, and expenses;
- Licensing and marketing difficulties;
- Competition;
- Technological changes and uncertain market acceptance of the Xandros applications and platforms.

We may not successfully address these risks.

Unfavorable economic and market conditions could adversely affect our business, financial condition and results of operations.

Economic weakness and constrained IT spending from time to time contribute to slowdowns in the technology industry, as well as in the specific segments and markets in which the Company operates, resulting in reduced demand and increased price competition for our products and services. Our operating results in one or more geographic regions may also be affected by uncertain or changing economic conditions within that region, such as the challenges that are currently affecting economic conditions in the United States and elsewhere. This slowdown and the uncertainty about future economic conditions may, among other things, negatively impact our current and prospective customers and result in delays or reductions in technology purchases or lengthen our sales cycle. Adverse economic conditions also may negatively impact our ability to obtain payment for outstanding debts owed to us by our customers or other parties with whom we do business. Also, these conditions may make it more difficult to forecast operating results. If global economic and market conditions, or economic conditions in the United States or other key markets, remain uncertain or persist, spread or deteriorate further, companies may delay or reduce their IT spending, which could adversely affect our business, financial condition and results of operations.

If we fail to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading companies, we may not be able to attract and retain a larger customer base.

Our success depends in part on our ability to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading hardware manufacturers, distributors, software vendors and enterprise solutions providers. These relationships allow us to offer our products and services to a much larger customer base than we would otherwise be able through our direct sales and marketing efforts. We may not be able to maintain these relationships or replace them on attractive terms. In addition, our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As a result, many of the companies with which we have strategic alliances pursue alternative technologies and develop alternative products and services in addition to or in lieu of our products and services, either on their own or in collaboration with others, including our competitors. Moreover, we cannot guarantee that the companies with which we have strategic relationships will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support.

We have entered into and may continue to enter into or seek to enter into business combinations and acquisitions, which may be difficult to complete and integrate, disrupt our business, divert management's attention, adversely affect our financial condition or results of operations and dilute stockholder value.

As part of our business strategy, we have in the past entered into business combinations and acquisitions (for example, our acquisition of Corel Linux in 2001, Scalix in 2007, and Linspire in 2008) and we may continue to do so in the future. We have limited experience in making acquisitions, and acquisitions present significant challenges and risks, including:

- The difficulty of integrating the operations, systems and personnel of the acquired companies;
- The difficulty of gathering full information regarding the target business prior to the acquisition;
- The maintenance of acceptable standards, controls, procedures and policies;
- The potential disruption of our ongoing business and distraction of management;
- The impairment of relationships with employees and customers as a result of any integration of new management and other personnel;
- The inability to maintain a relationship with customers of the acquired business;
- The potential loss of key employees of the acquired business;
- Challenges in maintaining good and effective relations with existing business partners or of those of the acquired business, including as a result of the changes in the competitive landscape effected by the acquisition;
- The difficulty of incorporating acquired technology and rights into our products and services and of maintaining quality standards consistent with our brand;
- The potential failure to achieve the expected benefits of the combination or acquisition
- Expenses related to the acquisition;
- Potential unknown liabilities associated with the acquired businesses;
- Unanticipated expenses related to acquired technology and its integration into existing technology; and,
- The issuance of shares of our common stock in connection with an acquisition or business combination

would dilute our current stockholders' percentage of ownership.

There can be no assurance that we will manage these challenges and risks successfully. Moreover, if we are not successful in completing acquisitions that we have pursued or may pursue, our business may be adversely affected, and we may incur substantial expenses and divert significant management time and resources. In addition, in pursuing such acquisitions, we could use substantial portions of our available cash as all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution, or we may incur substantial debt. Any acquisition may not generate additional revenue or profit for us, which may adversely affect our operating results.

If we fail to effectively manage our growth, our operations and financial results could be adversely affected.

We have expanded our operations rapidly in recent years. For example, our total revenue increased from approximately $2 million for the fiscal year ended December 31, 2007 to peaking over $10 million for the fiscal year ended December 31, 2008 (revenues were approximately $7.0 million and $4.3 million for the year ended December 31 2009 and 2010, respectively). The decrease is mainly due to insufficient working capital and significant downturn in the netbook market. Moreover, the total number of our employees and other personnel increased from over 80 at the end of 2007 to over 130 by mid-2009. Although there has been a decrease as of December 31, 2010 to about 40 employees and other personnel predominately in order to preserve working capital, such amounts are expected to increase as we increase our working capital. In addition, we continue to explore ways to extend our product and service offerings and geographic reach. Our growth has placed and will likely continue to place a strain on our management systems, information systems, resources and internal controls. Our ability to successfully offer products and services and implement our business plan requires adequate information systems and resources and oversight from our senior management. As we grow, we must also continue to hire, train, supervise and manage new employees. As we grow and expand globally, controls and oversight functions will become more complex and distributed and may in part be outsourced. We may not be able to adequately screen and hire or adequately train, supervise and manage sufficient personnel or develop management, or effectively manage and develop our controls and oversight functions and information systems to adequately manage our expansion effectively. If we are unable to adequately manage our growth and expansion, our business, operating results and financial condition could be materially and adversely affected.

We rely to a significant degree on indirect support for our direct sales efforts from strategic partners such as Microsoft, , as well as on traditional reseller channels for distribution of our products and services, and disruption of any part of this ecosystem and channel network could adversely affect the sales of our products.

We use a variety of different distribution and market share and mindshare development methods to sell our products and services, including support from strategic partners like Microsoft, various ecosystem partners, as well as indirect channel partners, such as third-party OEMs, resellers and distributors. A number of these partners in turn distribute via their own networks of channel partners (e.g., distributors and resellers), with whom we have no direct relationship. Our indirect distribution channel could be affected by disruptions in the relationships of and with our channel partners and their networks, including their customers or suppliers and indirect sales channels could potentially damage our brand by not providing sales and services at an acceptable standard. As a result, we may be required to devote greater support and professional services resources to distribute our products and support our customers, which could drive up costs and may not be as effective. We cannot guarantee that our channel partners will market our products effectively. Disruptions in our distribution channel or poor marketing support by channel partners could lead to decreased sales or slower than expected growth or increased distribution and support costs.

We have limited marketing and sales capabilities.

We have limited sales and marketing resources, and we cannot assure you that our marketing and sales efforts will be successful. We cannot assure you that we will be able to consummate strategic distribution partnerships with other companies for Xandros products, that distributors will devote adequate time or resources to selling Xandros products, or that our own direct sales force will be successful in selling Xandros products.

Our products may contain defects that may be costly to correct, delay market acceptance and expose us to litigation.

Xandros products are rigorously tested. Nevertheless, they may contain errors that we may not be able to correct in a timely manner or at all, or we may be required to make significant expenditures in our effort to do so. Any such errors could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of our products.

We are exposed to numerous risk associated with international sales.

We market Xandros products in international markets. International operations entail various risks, including

- Political instability;
- Economic instability and recessions;
- Exposure to currency fluctuations;
- Difficulties of administering foreign operations generally;
- Reduced protection for intellectual property rights;
- Potentially adverse tax consequences; and
- Obligations to comply with a wide variety of foreign laws and other regulatory requirements.

In the case of a number of our products, we rely on open source as well as on software licensed from other parties, the loss of which could increase our costs and delay software shipments.

We utilize various types of software licensed through the open source GNU General Public License or from unaffiliated third parties. Aspects of our business could be disrupted if any of the software we license or that we depend on or if any functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with software available from other parties, develop these components ourselves or eliminate the functionality, which would result in increased costs, delays in our product shipments and the release of new product offerings and limit the features available in our current or future products.

We may not be able to continue to attract and retain capable management personnel.

Our ability to retain key management personnel or hire capable new management personnel as we grow may be challenged to the extent the technology sector performs well and/or if companies with more generous compensation packages or greater perceived growth opportunities compete for the same personnel. In addition, historically we have used share-based compensation as a key component of our compensation packages. Changes in the accounting for share-based compensation could adversely affect our earnings or force us to use more cash compensation to attract and retain capable personnel. To the extent a public market develops for our securities, volatility in the stock market may affect the value of our share-based awards to the recipient. Such events, or if we are unable to secure shareholder approval for increases in the number of shares eligible for share-based compensation grants, could adversely affect our ability to successfully attract and retain key management personnel.

We depend on our key personnel that we employ.

Our future success depends on the services and effectiveness of a number of key officers and employees, including our CEO, Andreas Typaldos. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of these individuals, particularly to a competitor, some of which may be in a position to offer greater compensation, and any resulting loss of customers could reduce our market share and diminish the Xandros brand and adversely affect our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity and teamwork. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain beneficial aspects of our corporate culture. If we are unable to maintain our corporate culture, we may find it difficult to attract and retain motivated employees.

If open source software programmers, none of whom we employ, do not continue to develop and enhance open source technologies, it may affect some of our products, such as our OEM operating platform products, and we may be unable to develop new products in some categories of our business, or adequately enhance our existing products or meet customer requirements for innovation, quality and price.

In connection with a number of our products, such as our OEM operating platforms, we rely to a significant degree on a number of largely informal communities of independent open source software programmers to develop and enhance some of the underlying layers. For example, Linus Torvalds, a prominent open source software developer, and a relatively small group of software engineers, none of whom are employed by us, are primarily responsible for the development and evolution of the Linux kernel, which is used by the Xandros operating platform products. If these groups of programmers fail to adequately further develop and enhance open source technologies, we would have to rely on other parties to develop and enhance some of our OEM related products or we would need to develop and enhance those products with our own resources. We cannot predict whether further developments and enhancements to these technologies would be available from reliable alternative sources. In either event, our development expenses could be increased and our product release and upgrade schedules could be delayed. Moreover, if third-party software programmers fail to adequately further develop and enhance open source technologies, the development and adoption of these technologies could be stifled and our products could become less competitive. Delays in developing, completing or shipping new or enhanced products could result in delayed or reduced revenue for those products and could also adversely affect customer acceptance of those offerings.

If third-party enterprise hardware and software providers do not continue to make offerings compatible with our offerings, our software could cease to be competitive.

Our products rely on third-party enterprise hardware and software offerings. While we intend to try and develop products that have as few dependencies as possible, the reality of software products is that they are typically integrated with other hardware and software products. We intend to encourage the compatibility of our software with various hardware and software platforms by maintaining and expanding our relationships, both business and technical, and integrating our products with key third party products and platforms. If we are not successful in achieving these goals, however, our products might not be competitive and our sales growth will be adversely affected.

Because of the characteristics of open source software, there are few technology barriers to entry in the open source market for potential new competitors, including major potential competitors such as Google, Oracle, Red Hat, Novell, and others, and it may be relatively easy for such new competitors with greater resources than we have to enter our markets and compete with us.

One of the characteristics of open source software is that anyone can modify the existing software or develop new software that competes with existing open source software. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for new competitors with greater resources than ours to develop their own open source solutions, such as Google and Intel have already done, potentially reducing the demand for, and putting price pressure on, some of our solutions that depend on open source software. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

Industry consolidation may lead to increased competition and may harm our operating results.

There has been a trend in industry consolidation in our markets for several years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. This could have a material adverse effect on our business, financial condition and results of operations.

Our continued success depends on our ability to adapt to a rapidly changing industry as well as maintaining a strong brand. Investment in new business strategies and initiatives could disrupt our ongoing business and may present risks not originally contemplated.

We must continue to invest significant resources in research and development in order to enhance our existing products and services and introduce new high-quality products and services and technology infrastructure. If we are unable to ensure that our users and customers have a high quality experience with our products and services, then they may become dissatisfied and move to competitors' products and services. In addition, if we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose customers.

We believe that the brand identity that we have developed has contributed to the success of our business. We also believe that maintaining and enhancing the Xandros brand is important to expanding our customer base and attracting talented employees. In order to maintain and enhance our brand, we may be required to make substantial investments that may or may not be successful. If we fail to promote and maintain our brand, or if we incur excessive costs in doing so, our business, operating results and financial condition may be materially and adversely affected. Maintaining our brand will depend in part on our ability to remain a leader in open source technology and our ability to continue to provide high quality products and services.

Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance and reliability of our services. Our failure to adapt to such changes would harm our business. In addition, the widespread adoption of other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

Moreover, we believe that our continued success depends on our investing in new business strategies or initiatives that complement our strategic direction and product road map. Such endeavors may involve significant risks and uncertainties, including distraction of management's attention away from other business operations, and insufficient revenue generation to offset liabilities and expenses undertaken with such strategies and initiatives. Because these endeavors may be inherently risky, we cannot assure you that such endeavors will not materially and adversely affect our business, operating results or financial condition.

We must effectively develop, deliver and stimulate demand for new products and technologies in order to remain competitive.

We operate in highly competitive markets that are characterized by rapid technological change and frequent new product and service announcements. To retain and grow our market share, we must continually introduce new and innovative offerings and technologies, enhance and adapt existing offerings and technologies and effectively stimulate customer demand for our new offerings. Delays in developing, completing or shipping new or enhanced offerings and technologies could result in delayed or reduced revenue for those offerings and could also adversely affect customer acceptance of those offerings and technologies. The success of new and enhanced offering introductions depend on several factors, including our ability to develop and complete new and enhanced product offerings in a timely manner, successfully promote the offerings, manage the risks associated with the offerings, make sufficient resources available to support them and address any quality or other defects in the early stages of introduction. Our failure to deliver new and enhanced offerings and technologies in a timely and cost-effective manner and to effectively stimulate demand for them may harm our reputation as a leader in open source technology, diminish the Xandros brand and adversely affect our business, operating results and financial condition.

Security and privacy breaches may expose us to liability and cause us to lose customers.

Our security and testing measures may not prevent security breaches that could harm our business. Advances in computer capabilities, new discoveries in the field of cryptography, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we process. Any compromise of our systems or the data we process could harm our reputation or financial condition and, therefore, our business. In addition, a party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other effects, misappropriate proprietary information, cause interruptions in our operations or expose customers to computer viruses or other disruptions or vulnerabilities. Actual or perceived vulnerabilities may lead to claims against us by customers, partners or other third-parties, which could be material. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law.

We are vulnerable to system failures, which could harm our reputation and business.

We rely on our technology infrastructure, among other functions, to sell our products and services, support our partners, fulfill orders and bill, collect and make payments. Our systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer intrusions and viruses, computer denial-of-service attacks and other events. A significant number of our systems are not redundant, and our disaster recovery planning is not sufficient for every eventuality. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism by internal employees, contractors and third-parties. Despite any precautions we may take, such problems could result in, among other consequences, interruptions in our services, which could harm our reputation, business and financial condition. We do not carry business interruption insurance sufficient to protect us from all losses that may result from interruptions in our services as a result of system failures or to cover all contingencies.

Any interruption in the availability of our websites and on-line interactions with customers and partners would create a large volume of user questions and complaints that would need to be addressed by our support personnel rather than by self-help. If our support personnel cannot meet this demand, customer and partner satisfaction levels may fall, which in turn could cause additional claims or reduced revenue.

If we fail to comply with our customer contracts or government contracting regulations, our business could suffer.

Our contracts with our customers may include unique and specialized performance requirements. In particular, contracts with federal, state, provincial and local governmental customers are typically subject to various procurements regulations, contract provisions and other requirements relating to their formation, administration and performance. Any failure by us to comply with the specific provisions in our customer contracts or any violation of government contracting regulations could result in the imposition of various civil and criminal penalties, which may include termination of contracts, forfeiture of profits, suspension of payments and, in the case of our government contracts, fines and suspension from future government contracting. Further, any negative publicity related to our customer contracts or any proceedings surrounding them, regardless of its accuracy, may damage our business and affect our ability to compete for new contracts. If our customer contracts are terminated, if we are suspended from government work, or if our ability to compete for new contracts is adversely affected, we could suffer an adverse affect on our business, operating results or financial condition.

RISKS RELATED TO LEGAL UNCERTAINTY

If our products are found or alleged to infringe third-party intellectual property rights, we could be required to redesign our products, replace components of our products, enter into license agreements with third parties and provide infringement indemnification.

We regularly commit to our customers that if portions of our enterprise products are found to infringe any third-party intellectual property rights we will, at our expense and option: (i) obtain the right for the customer to continue to use the product consistent with their subscription agreement with us; (ii) modify the product so that it is non-infringing; or (iii) replace the infringing component with a non-infringing component, and indemnify them against specified infringement claims. Although we cannot predict whether we will need to satisfy these commitments and often have limitations on these commitments, satisfying the commitments could be costly and time consuming and could materially and adversely affect our operating results and financial condition. In addition, our insurance policies would likely not adequately cover our exposure to this type of claim.

We are vulnerable to claims that our products infringe third-party intellectual property rights because our products are comprised of software components, many of which are developed by numerous independent parties, and an adverse legal decision affecting our intellectual property could materially harm our business.

We are vulnerable to claims that our products infringe third-party intellectual property rights, including patent, copyright and trade secrets because our products are comprised of software components, many of which are developed by numerous independent parties. Moreover, because the scope of software patent protection is often not well defined or readily determinable, patent applications in the United States are not publicly disclosed at the time of filing, and the number of software patents that are issued each year is significant and growing, we may be unable to assess the relevance of patents to our products, or take appropriate responsive action, in a timely or economic manner. We expect that our products could increasingly be subject to intellectual property infringement claims as the size of our business and market share grow, the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Defending patent infringement, copyright infringement and/or trade secret claims, even claims without significant merit, can be expensive.

An adverse legal decision regarding the intellectual property in and to our technology and other product offerings could harm our business and may do so materially.

We could be prevented from selling or developing some of our software products, such as our OEM operating platforms, if the GNU General Public License and similar licenses under which our products are developed and licensed are not enforceable or are modified so as to become incompatible with other open source licenses.

A number of our product offerings have been developed and licensed under the GNU General Public License and similar open source licenses. These licenses state that any program licensed under them may be liberally copied, modified and distributed. It is possible that a court would hold these licenses to be unenforceable or that someone could assert a claim for proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that open source components of our product offerings may not be liberally copied, modified or distributed, may have the effect of preventing us from distributing or developing all or a portion of our products. In addition, licensors of open source software employed in our product offerings may, from time to time, modify the terms of their license agreements in such a manner that those license terms may no longer be compatible with other open source licenses in our product offerings or our end user license agreement, and thus could, among other consequences, prevent us from continuing to distribute the software code subject to the modified license.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to claims and litigation.

Despite our testing procedures, errors have been and will continue to be found in our products after commencement of commercial shipments. This risk is exacerbated by the fact that much of the code in our products is developed by independent parties over whom we exercise no supervision or control. If errors are discovered, we may have to make significant expenditures of capital and devote significant technical resources to analyze, correct, eliminate or work around them and may not be able to successfully do so in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products, loss of existing or potential customers and delayed or lost revenue and could damage our reputation and our ability to convince commercial users of the benefits of Linux-based operating systems and other open source software products.

In addition, failures in our products could cause system or other failures for our customers who may assert warranty and other claims for substantial damages against us. Although our license agreements with our customers often contain provisions which seek to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. In addition, our insurance policies may not adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend and could materially harm our business.

Our efforts to protect our trademarks may not be adequate to prevent third-parties from misappropriating our intellectual property rights in our trademarks.

Our collection of trademarks is valuable and important to our business. The protective steps we have taken, and intend to take in the future, may be inadequate to protect and deter misappropriation of our trademark rights. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights in a timely manner. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to adequately protect our trademark rights could damage or even destroy the Xandros brand and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

Efforts to assert intellectual property ownership rights in our products could impact our standing in the open source community, which could limit our product innovation capabilities and adversely affect our business.

When we undertake actions to protect and maintain ownership and control over our intellectual property, including patents, copyrights and trademark rights, our standing in the open source community could be adversely affected, which in turn could limit our ability to continue to rely on this community, upon which we are dependent, as a resource to help develop and improve our products and further our research and development efforts, and could adversely affect our business.

Our business is subject to a variety of U.S. and international laws regarding data protection.

Our business is subject to federal, state and international laws regarding privacy and protection of user data. We post, on our website, our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our posted privacy policies or other federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others which could have a material adverse effect on our business, results of operations and financial condition.

It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines and penalties, a governmental order requiring that we change our data practices could result, which in turn could have a material adverse effect on our business. Compliance with these regulations may involve significant costs or require changes in business practices that result in reduced revenue. Noncompliance could result in penalties being imposed on us or orders that we cease conducting the noncompliant activity.

RISKS RELATED TO FINANCIAL UNCERTAINTY

Our quarterly operating results may not be a reliable indicator of our future operating results.

Due to the unpredictability of the technology spending environment, among other reasons, our revenue and operating results have fluctuated and may continue to fluctuate. We base our current and projected future expense levels, in part, on our estimates of future revenue. Our expenses are, to a large extent, fixed in the short term. Accordingly, we may not be able to adjust our spending quickly enough to protect our projected operating results for a quarter if our revenue in that quarter falls short of our expectations. If, among other considerations, our future operating results fall below expectations of securities analysts or investors or we are unable to increase or maintain profitability, the market price of our common stock may decline.

We may lack the financial and operational resources needed to increase our market share and compete effectively, both against larger and well known competitors and against smaller but better capitalized companies.

In the markets to which our products are targeted, we face significant competition from larger companies with greater financial, operational and technical resources, as well as market share and name recognition than we have. Such competitors include, in our OEM product space, companies like Microsoft, Ubuntu, and potentially Intel and Google which, however, are also partners or potential partners; in our email space, Google, Yahoo, Microsoft, IBM Lotus Notes, Novell, VMWare, Open-Xchange, Zarafa,and others; and in our system management tools space companies like IBM, CA, HP, BMC, Quest and others. We may lack the resources needed to compete successfully with our current competitors as well as potential new competitors. Moreover, we compete in certain areas with our strategic partners and potential strategic partners, and this may adversely impact our relationship with an individual partner or a number of partners. Competitive pressures could affect prices or demand for our products and services, resulting in reduced profit margins and loss of market opportunity. We may have to lower the prices of our products and services to stay competitive, which could affect our margins and financial condition. In addition, if our pricing and other factors are not sufficiently competitive, we may lose market share. Industry consolidation may also effect competition by creating larger and potentially stronger competitors in the markets in which we compete, which may have an adverse effect on our business.

We may be subject to greater tax liabilities.

We are subject to income and other taxes in the U.S. and in numerous foreign jurisdictions. Our domestic and foreign tax liabilities are subject to the allocation of revenue and expenses in different jurisdictions. Additionally, the amount of taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we operate. We are regularly subject to audits by tax authorities. While we endeavor to comply with all applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law than we do or that we will comply in all respects with applicable tax laws, which could result in additional taxes. There can be no assurance that the outcomes from these audits will not have an adverse effect on our results of operations in the period for which the review is made.

We are subject to risks of currency fluctuations and related hedging operations.

A portion of our business is conducted in currencies other than the U.S. dollar. Changes in exchange rates among other currencies and the U.S. dollar will affect our net revenue, operating expenses and operating margins. We cannot predict the impact of future exchange rate fluctuations. We may use financial instruments, primarily forward purchase contracts, to economically hedge U.S. dollar and other currency commitments arising from trade accounts receivable, trade accounts payable and fixed purchase obligations. If these hedging activities are not successful or we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates. The income statements of our non-U.S. operations are translated into U.S. dollars at the average exchange rates for each applicable month in a period. To the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency statements results in increased revenue and operating expenses for our non-U.S. operations. Similarly, our revenue and operating expenses for our non-U.S. operations decreases if the U.S. dollar strengthens against foreign currencies.

RISKS RELATING TO OWNERSHIP OF OUR SECURITIES

Andreas Typaldos, our Chairman of the Board and Chief Executive Officer, holds a derivative security which gives him the right to purchase, for relatively nominal consideration, 30% of total shares outstanding, inclusive of our Series A Convertible Preferred Stock on an as converted basis.

Mr. Andreas Typaldos, our Chairman of the Board and Chief Executive Officer, holds an option which gives him the right to purchase, for relatively nominal consideration, 30% of total shares of our common stock outstanding, on a fully diluted basis, inclusive of our Series A Convertible Preferred Stock on an as converted basis. Therefore the number of shares of common stock issuable under the warrant will be adjusted from time to time, following the issuance of more shares, options, or warrants by the Company, until the Company's sale or upon the Company becoming a publicly traded entity, of which there can be no assurance. At December 31, 2010 the number of shares of common stock exercisable under this warrant aggregated approximately 96,549,000. This derivative security is exercisable through January 17, 2013 There is a high likelihood that this option will be exercised by Mr. Typaldos which would have a highly dilutive effect on the percentage of the Company held by all other shareholders. In addition, the existence of this option may limit the Company's ability to raise additional capital in the future and could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Our executive officers, directors and other management, along with their friends and family, own or control approximately 47% of our issued and outstanding common stock and Series A Convertible Preferred Stock on an as converted basis, which makes it more difficult for our non-management shareholders to determine the outcome in matters requiring shareholder approval. Additionally, this concentration of ownership could discourage or prevent a potential takeover that might otherwise result in our shareholders receiving a premium for our common stock.

Approximately 47% of the issued and outstanding shares of our common stock and Series A Convertible Preferred Stock on an as converted basis is owned and controlled by a group of insiders, including current directors , executive officers and other management, and their friends and family. These insiders may be able to exert significant influence in matters requiring approval by our shareholders, including the election of directors, mergers or other business combinations. Such concentrated ownership may also make it difficult for our shareholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into other transactions that require shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

There is no active public trading market for our common stock. Until an active public trading market is established, you may not be able to sell your common stock if you need to liquidate your investment.

There is currently no active public market for our common stock. An active trading market may not develop or, if developed, may not be sustained. The price per share at which we are offering our common stock may not be indicative of the price that will prevail in the trading market. The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market value of your common stock and increase the volatility of prices paid for shares of our Common Stock. An inactive market may also impair our ability to raise capital by selling shares of common stock and may impair our ability to acquire other companies or assets by using shares of our common stock as consideration.

If a trading market develops for our common stock, the market price may be volatile. Further, the sale of our common stock by significant stockholders may cause the price of our common stock to decrease.

Even if a trading market develops for our common stock, the trading price of our common stock may be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, announcements relating to strategic decisions, announcements related to key personnel, customer purchase delays, service disruptions, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us and news reports relating to trends in our markets or general economic conditions.

In addition, several of our stockholders own substantial amounts of shares of our common stock. If these stockholders were to sell all or a portion of their holdings of our common stock, then the market price of our common stock could be negatively impacted. The effect of such sales, or of significant portions of our stock being offered or made available for sale, could result in strong downward pressure on our stock price. Investors should be aware that they could experience significant short-term volatility in our stock if such stockholders decide to sell all or a portion of their holdings of our common stock at once or within a short period of time.

Future issuances of our common stock could decrease the value of our shares.

The holders of outstanding options and warrants to purchase our stock may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. The exercise of these options and warrants would have a dilutive effect on our stockholders. In addition, the issuance of additional options pursuant to an equity incentive plan may adversely affect our ability to consummate future financings.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our common stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock in the foreseeable future

Dilution

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

Our net tangible book value at December 31, 2010, was approximately ($30,328,000) or ($0.59) per share of common stock. Net tangible book value is equal to the Company's total equity, less goodwill, Series A Preferred Stock, accumulated other comprehensive income, and certain other intangible assets. Net tangible book value per share is determined by dividing the net tangible book value of the Company by the number of outstanding shares of common stock.

The price of our shares of common stock in this offering is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $1.00 (or 250%) in net tangible book value per share from the price you paid, based upon the maximum offering price of $0.40 per share. The exercise of outstanding options will result in further dilution in your investment. In addition, if we raise funds by issuing additional securities, the newly issued securities may further dilute your ownership interest.

Plan of Distribution

We will offer and sell our common stock through our executive officers and directors, subject to compliance with applicable securities laws. We have also retained the services of Wynston Hill Capital LLC ("Wynston Hill") to locate and introduce us to investors. For introductions to investors, we have agreed to pay to Wynston Hill a cash commission of 6% of the gross proceeds attributable to sales of our equity securities made to such investors (the "Commission Amount") and to issue a warrant to Wynston Hill for common stock. The number of shares of common stock will be calculated by dividing the Commission Amount by the per share offering price of our common stock. Wynston Hill is under no obligation to introduce us to any investors in this offering and we have no way of knowing whether any person introduced to us by Wynston Hill will purchase shares of our common stock in this offering. If Wynston Hill introduces us to investors who purchase all of the common stock we are offering, the maximum aggregate Commission Amount will be $300,000 in cash and a warrant for the purchase of up to 1,000,000 shares of our common stock. The maximum number of shares of common stock issuable under the warrant will be calculated by dividing the Commission Amount of $300,000 by the minimum per share offering price of our common stock of $0.30.

Other than our agreement with Wynston Hill, we have no plan to engage an underwriter or broker-dealer in connection with this offering. None of the securities in this offering are being offered for the account of any of our security holders. No director or executive officer will receive any commission in connection with this offering, however, we will reimburse reasonable out-of-pocket expenses incurred by these people in connection with the offering. There are no arrangements for the return of funds to investors if all of the securities being offered are not sold.

Unless we decide to terminate it earlier, this offering will continue until we raise $5,000,000 in proceeds. The proceeds from the offering will be available to us immediately upon receipt. There is no minimum amount that we must raise before we may use the proceeds and the proceeds will not be placed in an escrow account for our benefit. We will bear the expenses of this offering.

Net Proceeds Received

Xandros is seeking to raise approximately $5 million in this offering. Assuming that the amount of $5 million is raised, the estimated net proceeds will be used as described below.

	Funds
Gross Proceeds	$ 5,000,000
Total Estimated Costs and Expenses (1)	400,000
Net Proceeds	$ 4,600,000

(1) Expenses include finder's fee (see Plan of Distribution above), legal fees, accounting fees, costs related to qualifying the offering in New York, and related miscellaneous fees.

Use of Proceeds

The net proceeds of the offering are intended for the following uses:

- Hiring of additional key senior management executive officers, including a full-time Chief Financial Officer and President.

- Expansion of financial and systems personnel to support global product roll-out;

- Expansion of sales, marketing and customer support personnel at business unit levels, including dedicated support for strategic initiatives and joint marketing and sales activities with partners (e.g. Microsoft);

- Balance sheet enhancement and elimination of certain debt obligations, including Canadian withholding tax obligations, employee obligations (other than a small portion of the Insider Obligations) and certain vendor debts; and,

- General working capital needs, including legal, audit and advisory expenses associated with current activities to take the Company public.

The table below represents current estimates only and should not be relied upon. We cannot specify with certainty all of the particular uses for the net proceeds that we may receive upon completion of this offering, as the actual allocation will depend upon the amount of money we receive, the licensing or other business opportunities that arise, the amount of our future revenues, any change or inaccuracy in our assumptions about our business or future operations and other factors, some of which are described in the section of this offering circular titled "Risk Factors". Our management will have broad discretion in using the net proceeds of this offering and reserves the right to use the proceeds of this offering differently than as set forth below. Pending such uses, we intend to invest the net proceeds of our offering in short term certificates of deposit or a money market savings account.

Allocation of net proceeds

Hiring key senior management	$ 300,000
Expansion of financial and systems personnel	400,000
Expansion of sales, marketing and customer support personnel	2,000,000
Balance sheet enhancement/debt	1,500,000
General working capital needs	400,000
	$4,600,000

If we do not raise proceeds sufficient to cover all of the above planned uses, we will first reduce amounts allocated to "Balance sheet enhancement/debt" and then proportionately reduce the amounts allocated to each of the other categories. Any changes in the use of the net proceeds will be at the discretion of the Board of Directors of the Company, provided that the net proceeds of the offering shall not be used to pay the Insider Obligations.

Description of Business

Overview of Our Business and Strategy

Xandros, Inc. was incorporated in Delaware in 2001. We have six wholly owned subsidiaries, consisting of: Xandros Corp, which was incorporated in Canada in 2001, which carries out the Company's research and development function; Scalix, Inc, which acquired the assets of Scalix Corporation (an unrelated entity) in June 2007, including 100 percent of the common stock of Scalix International Corporation (both Scalix Inc. and Scalix

International Corporation were incorporated in Delaware); apps2market, Inc. (formerly Linspire Inc.), a Delaware corporation (substantially all of app2market, Inc.'s assets were acquired in an asset acquisition from an unrelated company in June 2008); Xandros Deutschland GmbH which we organized In Germany in November 2008 as a German limited liability for the purpose of selling Scalix products in Europe; and Bridgeways Inc. ("BridgeWays") which we incorporated in Delaware in November 2010. Except as otherwise indicated, all references in this report to "we," "us," "our," the "Company," or "Xandros" refer to Xandros, Inc. and its subsidiaries.

Xandros Product Lines; Development History; and Business Focus

Xandros is a mission critical enterprise software company in the high growth network/systems and applications management and monitoring sector as well as the open source email space, with customers that include JP Morgan Chase, Cisco, and others, and with key strategic and product-funding and marketing alliances with companies, including Microsoft. The Company's current main business focus is in the mission critical enterprise software space, offering primarily (i) our BridgeWays datacenter and SMB (Small, Medium Business) solutions in connection with system/network and applications monitoring and management, in partnership with Microsoft around Microsoft's System Center platform for such target market segments; and (ii) our Scalix Linux-based open-source on-premises and hosted/CLOUD email solutions, in connection also with a strategic licensing agreement with Microsoft around key email technology (associated with the Microsoft Exchange email product line). The Company's strategic plan is to become a significant presence in the large and highly focused system/network and applications monitoring and management space and in the datacenter software space.

Xandros' history has included organic and acquisition related growth, which it expects to continue. Historically, we developed Linux-based operating software technology platforms and utilities, applications, and solutions which we sell to original equipment manufacturers (OEM's) for notebooks and other mobile devices. Our "OEM" netbook solutions and platforms for digital content and application delivery in connection with eCommerce and mCommerce ("mobile commerce") is sold through our "apps2market" solutions.

While the Company continues this aspect of its business, it has leveraged its technology to develop both its current market positioning in much larger and more mission critical markets as well as its strategic alliances, including product development funding, market-positioning, and sales and marketing support from Microsoft. As a result, the Company now has a significant current product set and can focus in the much larger and more sustainable enterprise software markets for platforms and solutions for large enterprises, SMBs, and government agencies, primarily through our "BridgeWays" system/network management and applications monitoring and management solutions, and secondarily our "Scalix" email products.

Xandros has been successful in building a compelling product line and market presence through strategic acquisitions. The Company first purchased the Corel Linux product line in 2001 for approximately 2.4 million shares of our common stock, plus approximately $1.4 million in cash.

We then leveraged the Corel Linux product line to develop strategic product development and product marketing alliances. First, through an alliance with Intel and Asus, and through the acquisition of Linspire and its CNR.com product lines in 2008 for approximately 4 million shares of our common stock, the Company developed and launched the netbook business and became an innovative leader in this market with a first-mover advantage.

The Company also leveraged its Corel-based Linux product line to develop a strategic funding and marketing alliance with Microsoft through which we built our BridgeWays Business unit. We received approximately $10 million consisting of funding and technology and R&D support from Microsoft to develop BridgeWay's first-mover-advantage based strategic product line that offers system/network management solutions for Microsoft's System Center platform.

In 2007 the Company acquired the HP OpenMail platform, which was being marketed as the Scalix open source email product line for 2 million shares of our common stock and leveraging it, obtained approximately $2 million of additional funding and the licensing of key technology from Microsoft through its alliance to develop this unit. In connection with the acquisition of Scalix, the Company also received strategic email technology components from Microsoft related to Microsoft's Exchange email platform. Such technology components licensed from Microsoft can help increase Scalix's already significant market lead and award winning market presence as a major email platform and Microsoft Exchange equivalent email product line.

These acquisitions have allowed us to benefit by augmenting Xandros' organic revenue growth through both sales synergy with our various product lines and through revenue consolidation from the acquired companies. Our plan is to continue to try to acquire such software and technology companies, especially in Europe, at opportunistic prices, as we have done in the past with our Corel, Linspire/CNR, and Scalix acquisitions, as well as our Microsoft-funded BridgeWays company.

Acquisitions and Strategic-Funding Based Product and Market Development

Enterprise Customers and Strategic Partners

Customers of our recently launched BridgeWays system/network application monitoring and management tools with Microsoft's new cross-platform System Center management platform include Microsoft, Johns Hopkins, TD, and others. Currently, we are working with Microsoft as our major partner in developing markets and applications for the BridgeWays product but we are in the process of seeking additional alliances with other major companies in an attempt to expand the use of this product.

Customers of our Scalix email platforms include companies like Cisco, Radisson Hotels, Hilton, Massachusetts Court System, Massachusetts State Police, the Central Bank of Russia, and over 1,000 other customers around the world. Scalix strategic alliances include companies such as Microsoft, Parallels, Red Hat, Synnex, Dell, Bull and others.

Enterprises and government agencies can use our BridgeWays management software products to monitor the performance, health and operation of their networks of computers and applications across thousands of back-office computers ("servers") and mission critical application instances. The BridgeWays management software can monitor all categories of applications, such as databases, web servers, communications servers, accounting and business applications and email applications. The BridgeWays infrastructure management tools were developed through a technology, financial and marketing collaboration agreement with Microsoft, in order to extend the ability of the popular Microsoft infrastructure management beyond Microsoft servers and applications and across the entire heterogeneous infrastructure of today's enterprises, including Microsoft and open source (Linux) platforms as well as non-Microsoft applications and technologies.

Enterprises, both large and small, as well as government agencies, telcos, carriers, and email hosting providers, can use our Scalix email, communications, and collaboration products as open source based alternatives to proprietary legacy email systems. They can also use them as lower cost alternatives to proprietary but widely used email products such as Microsoft's Exchange or IBM's Lotus Notes Email solutions when customers are required to upgrade and re-license newer versions of those products at high costs.

Customers can use the Scalix email platform either in a typical on-premises mode, similar to Exchange, or in a web-based "hosted" email mode, which is becoming a significant new trend.

Our products consist of significant proprietary value-add products and solutions on top of open source platforms (Linux and Intel Moblin or Google Android and Chrome OS) or proprietary platforms (Microsoft System Center). As such, our products reflect significant past and on-going research and development investment, which we believe helps provide both significant "barrier to entry" as well as utility value. In addition, we believe that the combination of proprietary value-add and open source in our products provides additional value through much needed "interoperability" in today's heterogeneous world of computing and consumer devices

Enterprise Products Revenue Model

Revenues from BridgeWays products are typically in the form of enterprise software product licensing models, i.e. license fees based on the application instances being monitored across the number of servers/instances on which the applications are running, plus a recurring annual maintenance and support fee of about 20% of the licensing amount.

Our revenues from our Scalix products are based on typical software licensing, i.e. perpetual licenses based on the number of mailboxes used plus recurring revenues from annual maintenance at about 20% of the licensing amount, for on-premises email products. They are based on recurring monthly "rental" fees per mailbox for SaaS (i.e., offsite/hosting) implementations.

Our Products

Enterprise IT Infrastructure System/network and Applications Monitoring and Management Solutions


BRIDGEWAYS

BridgeWays: Provides systems, network and applications management software platforms and products that help businesses of all sizes expand their use of Microsoft's System Center Operations Manager ("SCOM") platform so as to be able to monitor non-Microsoft applications running on both Microsoft and non-Microsoft platforms.

Enterprises use our BridgeWays solutions to enhance the management functionality of their Microsoft System Center tools by allowing them to manage their technology environment from a "single pane of glass".

The BridgeWays solution is designed to be or to grow into a comprehensive solution or suite that can support many of the key ecosystem enterprise technologies such as Apache, Oracle DB2, MySQL, VMware, Blackberry Enterprise Server and others.

The BridgeWays products work and provide value in the following general way. For example, when a BridgeWays Application Management Pack for the Oracle Database (DB2) is attached to the Microsoft System Center (SCOM) framework (which an enterprise may use to monitor and manage their Microsoft servers and applications) it is able to monitor the Oracle database's performance. This means providing alerts before issues develop, reports and statistics, and otherwise monitoring and managing the health and operation of the database. This can help system and network administrators to better monitor and manage the performance that the internal users and external customers may experience and, more importantly, anticipate failures and disruption.

In addition, it can help system administrators to better plan future expansion and to minimize costs. It can help avoid costly and unnecessary capacity increases and purchasing additional licenses due to slow performance. Instead, using monitoring and better and pro-active management, switching resources around and rebalancing can achieve the same effect and delay capacity expansion.

The need for, and resulting opportunity from, health monitoring and management of IT enterprise infrastructures and of system and network management is self-evident and emerges from the following consideration: typically, each of the world's major companies and government agencies uses thousands of back-office computers ("servers") and tens of mission critical applications instances on each such server. In addition, there are tens of thousands of such major companies and government offices; and there are tens of millions of small and medium businesses ("SMB's") who also use networking, back office computers/servers, email and other applications. Therefore, the cost savings can be immense and the business opportunity from providing technologies that can create such cost savings can also be large.

- **Sample Customers:** Customers of our Bridgeways products include Microsoft, Johns Hopkins, TD, General Mills and others.

- **Strategic Ecosystem Partners:** Strategic ecosystem partners for our Bridgeways products include Microsoft, Dell, 1E and others.

Enterprise Infrastructure and Communications/Collaboration Platforms


SCALIX

- **Scalix:** Provides enterprise-grade email and collaboration platforms for small and mid-sized businesses. Scalix is a full-featured email platform, comparable to Microsoft Exchange, and has received Best Product Awards from independent industry bodies and analysts such as Linux World, as well as favorable reviews by ComputerWorld and others as a Best Product Exchange Alternative.

- The Scalix technology and platform, which was originally developed by Hewlett Packard ("HP") and was widely distributed as the free HP OpenMail product, before it was incubated as a commercial product by venture-backed Scalix and then acquired by Xandros in 2007, is based on open source versus the proprietary platforms that Microsoft Exchange and IBM Lotus Notes use.

- The Scalix email platforms are also designed to use the existing Microsoft Outlook programs that are found on customer PC's and laptops without the need to replace them or otherwise affect their existing emails.

- Scalix is the only open source based email platform that has been licensed by Microsoft to use Microsoft's ActiveSync technology to wirelessly deliver email to mobile devices. We believe that this may represent a competitive advantage over competitors whose products rely on potentially risky "reverse engineering" of the Microsoft technology to achieve the same purpose.

- Scalix can also use a variety of desktop email software for email access and storage on desktops or laptops, including Microsoft Outlook, a browser-based Scalix-designed SWA (Scalix Web Access) store and facility, or Xandros' next-generation social-networking oriented PIM (Personal Information Manager) product currently under development. This last product can also work standalone with other email platforms, including Microsoft Exchange, to provide Outlook-like and even more functions for email access on desktops/laptops/netbooks of corporate email servers that do not have web access. This is the case on mobile and "emerging consumer devices" such as netbooks, TV and PC Monitors, and automotive platforms, which lack Microsoft's Outlook because it is more oriented toward laptop and PC products than mobile devices.

- We license the Scalix platform either based on an "on-premises" enterprise perpetual software licensing and support model, or through a Software-as-a-Service ("SaaS") recurring monthly-rental service model in the case of email hosting.

- 1,000 customers worldwide are using Scalix already in an "on-premises" mode. This helps validate the perception in the market that Scalix is a leading provider of reliable, enterprise-grade, Microsoft Exchange-like messaging and collaboration services; that it is among the most comprehensive in the industry; and that it can provide companies with full featured messaging and collaboration solutions at a meaningfully lower cost to proprietary alternative solutions, such as Microsoft Exchange, Lotus Notes, or Novell Groupwise.

- Scalix has also just released its Hosted Scalix version, its SaaS (CLOUD) model, which is a similar mode to Hosted Exchange. This allows small companies around the world to "rent" on a monthly basis their email service from an email hosting company. In that case, the Scalix Server is located on the hosting company's facilities and the email users of the company receive their emails on their PC's and laptops or mobile devices in the same way as if the Scalix Email Server was located "on-premises" in the company's computer facilities.

- The "hosting"/SaaS model is now becoming a significant trend due to both cost and flexibility and analysts project the hosting/SaaS model to substantially increase in market share from the current 1% penetration.

- **Sample Customers and Strategic Partners:** Scalix customers include Cisco, Radisson Hotels, Hilton Hotels, Massachusetts Police and Court Systems, and others. Strategic ecosystem partners include Red Hat, Parallels, Synnex, and others.

Additional Xandros Product Lines and Platforms

- In addition to its current focus on its two main enterprise product lines, Xandros has the following consumer and B2C oriented netbook/mobile/appstore product lines, which have earned the Company both significant market positioning, revenues, and success, when the Company was able to be active in those business segments, and which it leveraged to attain beneficial market presence for its current focus and market positioning with its enterprise product lines (i.e., BridgeWays and Scalix).

- Due to resource and focus constraints, these product lines are currently being pursued more opportunistically than strategically, even though the Company may engage again in these product lines more strategically in the near or longer term future (subject to availability of capital and prioritization of such capital investments).

Netbook/Tablet Operating and Mobile Device Platforms


xandros.
OEM SOLUTIONS

- **Xandros OEM Solutions.** These involve operating platforms that can power any Internet connected device, including netbooks, tablets, laptops, PC's, smart phones, e-readers, high definition TV's and digital monitors or picture frames; and to Internet connected consoles in automobiles.

- OEM device manufacturers can utilize Xandros' OEM solutions to provide their customers with a rich user experience on their devices, through our purpose-built operating platforms, customer user interfaces and mobile application suites.

- Our operating platforms typically involve value-add components on top of an open-source (i.e., Linux) operating system layer. The operating system layer does not belong, is not sold, and cannot be charged for by us. It is developed by the worldwide community of Linux developers, or by companies such as Intel (i.e., Moblin) or Google (i.e., Android or Chrome) who then release the code back to the worldwide community and the world. The distribution and maintenance of these operating system layers, or "kernels", to end users as part of the device, be it a PC, netbook, or smartphone, is the responsibility of the OEM.

- Our value-add products and services, which constitute the essentials of our "operating platform" layer, are the products and software that help make Linux or Google operating systems usable in such way as to provide the kind of differentiating and quality user experience that will give an OEM a competitive advantage. A user experience is often defined by reference to the kind of products that Apple tries to provide as its unique brand, or that characterize Windows for purposes of its brand.

- To develop and provide an OEM's unique user experience requires integration, customization, and fine tuning of the freely available Linux OS with the device's hardware, the underlying chip architecture, the various drivers and applications that constitute the final device, i.e. Intel or ARM (such as Qualcomm, Samsung, and others). It further requires certain key user applications for accessing internet connectivity and popular communications, such as Skype, Instant Messaging, email (similar to Outlook).

- The desired device "user experience" may also require key utility applications ("apps") and services that may be expected by business users but which are not available in lower-end mobile devices. Such applications are Personal Information Manager applications (PIM, similar to Outlook), applications to integrate with Social Networking, integration of application and internet content "widgets", applications for digital media management (similar to iTunes), GPS and location management services.

- The "user experience" also requires a unique UI ("user interface"), customization of all the products to a device's size and form factor, device management software to provide updates and services, and, as a result of Apple's iPhone, the expectation to have access to an Application Store or site ("AppStore") from where to download applications, games, and digital content.

- This ever expanding set of value-add products, features, and "single-pane-of-glass-integrated" applications, typically constitutes the overall "operating platform" layer on top of the baseline Linux operating System ("OS").

- An example of such a Xandros "operating platform" for a netbook device, which naturally looks more like a laptop, is the Asus Eee PC "netbook" utilizing the Linux OS layer. The Eee PC, running the Xandros operating platform, was the "first" netbook device in the market in late 2007 and it was the device that created the concept of "netbook" and mobile computing devices and inaugurated the "netbook" and mobile computing market segment that is now the dominant segment of the market.

- An example of a Xandros "emerging consumer device" operating platform would be a TV or laptop/PC high definition monitor, where the operating platform might be the layer of software and services that allows the monitor to continue being connected to the internet to deliver news, web access, media playing, connectivity, calendar collaboration, utilization as a digital frame for use with family pictures, videos, etc, and dozens of other valuable widgets and applications. This allows the monitor, in a family office or kitchen, to be usable even when the computer laptop is no longer there. In this case, the Xandros "operating platform" might be on top of the Google Android operating system (OS). Similarly, we envision automobile applications for such an "emerging consumer device" operating platform. Although we have not yet marketed an automobile focused operating platform, we are currently in development of such a platform and in discussions with a number of prospective customers.

- An example of "mobile apps" is our PIM (Personal Information management) mobile applications suite, which we are currently developing to provide not only the kind of email software and service in a mobile device that users expect from Windows Outlook but which is not available on these devices but also a high degree of integration with social networking, location based services, and other functions that are more appropriate for mobile devices than laptops or PC's. Although we have not yet marketed such "mobile apps", we are currently in development and have demonstrated them at major international shows and are in discussions with a major prospective partner for large distribution of such products.

- **Sample Customers:** Past and potentially future customers of our existing OEM solutions include primarily Asus, Wistron and Acer.

- Strategic and Ecosystem Partners: Past and potentially future strategic ecosystem partners for our OEM solutions include Asus, Wistron, Acer, Intel, Qualcomm, Samsung, Sun, Nokia and others.


apps2market

- **apps2market.** Involves both technology platforms and software-as-a-service (SaaS) platforms that companies and OEM's can license to create AppStores to facilitate the distribution of any type of digital content (games, business applications, rich media, etc) onto any type of device software and hardware platform; or to facilitate eCommerce and mCommerce transactions from a customer's existing AppStore or eCommerce site.

- An example of apps2market being used in a SaaS implementation as an AppStore is the Asus Eee PC AppStore. There Asus (the OEM that created and markets the Eee PC) is using the apps2market platform as a "white label" platform to brand its own Asus-specific Appstore, Eeedownload.com site. Asus populates its app2market powered AppStore with free content to help make its Linux based Eee PC more competitive than comparable products.

- OEM's and device manufacturers, as well as content publishers and eCommerce companies, can also utilize the apps2market platforms as an end-to-end "white-label" AppStore development platform. apps2market provides the technology services that are critical to operate an application store, such as content ingestion, catalog management, payment processing and other services.

- A potential example of such usage of apps2market as both an AppStore and as an eCommerce transactions processing engine would be the potential use being considered by a major TV manufacturer, which is looking to provide the downloading to its HDTV devices of media content through the Internet rather than through a cable connection and the managing of the resulting billable transactions.

Market Drivers for our Industry and Products

Need for heterogeneous environments and for seamless integration and interoperability: Companies of all sizes realize the need for a heterogeneous or mixed technology environment, comprised of various hardware, operating systems, data stores and applications. In addition, economic factors, the need to avoid so-called "vendor lock in" (i.e., dependence on a leading vendor who might be so dominant as to in effect control the market) by adopting "open" standards, and the proven success due to lower cost and higher reliability of "open source" (i.e., Linux) solutions, are dictating "heterogeneous" environments, which can be found in about 85% of today's medium or large enterprises and government agencies. This in turn dictates the requirement for solutions such as the Company's BridgeWays, Scalix, and even OEM products in order to effect interoperability and, preferably seamless, integration at the functional level.

Growing adoption of Web based solutions: The proliferation of the Worldwide Web as a commercial platform was led by the development of a broad range of low cost, scalable and open technologies. In turn, companies and original equipment manufacturers previously accustomed to limited proprietary technology choice, have now been quickly moving to mixed technology environments in order to support their Web initiatives that require scale, reliability and efficiency. Such developments have fostered the need for CLOUD/SaaS solutions (such as our Scalix email products).

Lower cost: Cost is a major consideration in purchasing any piece of technology. The proliferation of open source technology and open standards has led companies and OEM's to critically evaluate a broader set of technologies as part of any evaluation.

Proliferation of mobile devices and operating platforms: In the past, the primary operating platform was Windows and the primary computing device and form factor was the PC or the laptop. With the success of smartphones and PDA's, such as Blackberries and iPhones, and tablet devices, there is now an extremely high degree of proliferation of new mobile computing devices. These devices need to be connected for content delivery and Internet access, and they also are susceptible to further proliferation as specifications for varying sizes, functions, form factors, operating systems and applications develop. There is an extremely large variety of hardware, or "devices", to choose from, including netbooks of all sizes, laptops, smartphones, intelligent and internet-connected digital frames, monitors, TV's and automotive systems. There are also several operating system (or "operating platform") possibilities, including Windows, standard Linux, Intel Moblin (Linux), Google Android and Chrome (Linux), including the need for co-existence between Windows and so-called Linux-based InstantOn "dual-boot" platforms on the same device.

Proliferation of mobile devices and operating platforms drive the need for next-generation mobile and social-networking oriented applications, as well as next-generation AppStores and eCommerce and mCommerce engines: In the past, when the primary device platform was a laptop or PC and the operating platform was Windows, the applications and eCommerce related to them was rather simple as they were limited primarily to Windows business oriented applications. However, the proliferation of mobile devices has significantly increased the complexity of the applications and eCommerce involved; because the mobile device functions are not one-dimensional business type functions as they involve digital content access, social networking functions, mobile, presence, and ad content management, Internet connectivity, and all kinds of communications and mobility related functions. The case of 100,000 apps for the iPhone alone, even though the iPhone represents a closed system and one form factor and operating system (i.e., the iPhone), demonstrates the market drivers related to this area of apps,

AppStores, and eCommerce. Unlike the iPhone, mobile device and netbook apps, AppStores, and eCommerce need to deal with a proliferation of device architectures, form factors, intended uses, connectivity models and intelligent remote device management. Therefore, the need for next generation apps, AppStores, and eCommerce such as the Xandros apps2market is now paramount.

Increased need for flexibility: Companies and original equipment manufacturers demand flexibility for low-cost creation and deployment in record time of innovative and competitive products and services. This means a necessary dependence on not only open source and standards based product development but also the need for use of proprietary features and content for differentiation and competitive advantage. The ability to customize, configure and deploy technology without restriction using the most useful technologies to drastically optimize overall utility, quality, cost and going to market speed and strategy is now essential and further reinforces such trends toward a mix of open source and proprietary technology and the tools to manage the proliferation that can result from it.

BUSINESS STRATEGY

Overview

Our long-term objective is to extend our position as a leading provider or "first mover" of platform technology solutions in our target markets and product areas and (i) gain wider acceptance and deployment of Xandros technologies through technology, marketing, ecosystem, and OEM partners and customers, (ii) increase marketing visibility and market share and acquire a significant base of new customers and ecosystem and channel partners; (iii) build more products and services through organic product line growth and through selective technology acquisitions and strategic technology collaboration alliances that can help fund as well as "market vet" the developed products and that can provide "built in" channels and customers bases, as we have done in the past; (iv) generate follow-on and add-on revenues from our existing customer base, by providing additional products and services; and (v) develop recurring revenue streams through focus on SaaS and other recurring steam services and models. We hope to breakeven or even become profitable in 2011, although there is no guarantee that we can reach that goal.

We also plan to execute revenue and valuation enhancing through acquisitions of software and technology companies in related or market expanding segments, especially by focusing on opportunistic low price acquisitions of European companies which are at a growth "inflection" point and are ready for expansion into the US and other markets. A number of such companies have already been identified and we believe that they can be acquired during 2011.

To achieve the above objectives, while being much smaller and with significantly less capital resources, visibility, market share, and customers than our larger competitors, Xandros' strategy has been to concentrate on large niche markets and on providing incremental synergistic rather than competitive value-add products and services to attempt to dominant ecosystem strategic partners who have large established customer bases and market share in those markets, such as Microsoft, Intel and the large OEMs, and for whom our products can empower further growth and deliver more value and utility to their customers.

Our business strategy dictates the following specific commitments:

A strategy and product design to preserve a customer's existing Windows or Linux environment and past investments, and to leverage existing customer IT skills and user knowhow: Xandros' products are focused on adding value or replacing back-office engines without changing the user environment so as to leverage existing Windows skills and provide inter-operability in the typically Windows-dominated IT eco-system. This is intended to result in less disruption, lower costs by avoiding retraining or personnel duplication, more stable environments (since there is no introduction of new skills and therefore likelihood of errors), and through interoperability a possibly significantly greater consolidation and information transparency across platforms. To achieve this goal, Xandros' commitment to both end-to-end solutions and inter-operability helps develop a consistent "single-pane-of-glass" management capability. In addition to preserving past investments and lower costs by requiring a single rather than multiple sets of system administrators, this approach also provides vendor freedom for customers, who can avoid the extra costs incurred from "vendor lock-in".

The need to continue to expand and "vet" our platforms, products, and offerings through organic product line development and through strategic acquisitions and technology collaboration alliances: Historically, Xandros has developed its products through a "build-buy-and-enhance/expand" development strategy. As a result, we have developed a relatively large product portfolio with relatively little capital and lower risk. The reason is that the acquired products and technologies have naturally removed both product technology and market risk, while also providing a less costly and faster route to product development. For example, the original technology for Xandros was based on the Corel Linux Desktop technology acquired from Corel in late 2001. First, Xandros used the acquired technology to enhance and expand it from the Corel Linux Desktop into a more general Windows-like Linux Desktop product in 2002-04. Then, when Xandros decided to focus in a strategic-partner-value-add versus competitive approach in 2005-06, under Xandros' current leadership, it used that technology baseline, together with strategic technology collaboration agreements with companies like Microsoft, Asus, Intel, Qualcomm and others, as the basis for both organic product development as well technology and product acquisitions in 2007-08 in order to launch Xandros' current product lines in 2008. Such acquisitions, in addition to the original Corel Linux acquisition, include the acquisition of Scalix (formerly HP OpenMail) in late 2007. Based on that Scalix foundation on top of the Xandros technology baseline, and based also on integrating and further developing technology that was licensed from Microsoft, as well as additional products and features that were developed natively by Xandros after the Scalix acquisition, we believe that we now have a Scalix product line that is more powerful, at a fraction of the cost and time that it would otherwise have taken to develop. Similarly, the Xandros technology and knowhow, coupled with the acquired Linspire/CNR technology in late 2008, became the foundation for building the current apps2market product line. Similarly, but involving strategic technology collaboration and alliances rather than technology acquisitions, Xandros worked with Asus, Intel, Qualcomm, Wistron, Acer and others in developing what we believe are powerful OEM Solutions, as well as "first" to market netbook products (and currently in beta intelligent-PC Monitor "emerging device" solutions). Xandros worked in 2008-09, through a strategic technology collaboration in and alliance with Microsoft, to develop a native suite of Applications Management Packs for IT infrastructure network and system management (our BridgeWays product line).

The need to continue to expand routes to market: We intend to continue to grow our channels and go-to-market alliances and expand them on a global basis. For example, we intend to add to our strategic technology alliances new relationships with systems integrators and channel partners in order to expand our reach to customers who traditionally rely on system integrators for advice and recommendations regarding their technology purchases.

The need to continue to grow our presence in international markets: We have operations in a number of countries, with six offices outside of North America in Canada, Brazil, the United Kingdom, Germany, India and Taiwan. We expect to continue to expand our operations geographically.

"End-to-End" Solution Approach and Ecosystem Integration and Support: Offering an integrated set of "end-to-end" products and services provides greater value, lower cost and fewer "moving parts" for our strategic partners and customers and can help make our products both lower cost and more competitive when compared to comparable products that need to be assembled from multiple competitors. For example, in the case of our OEM Solutions, our strategy and product offering is designed to cover both the Intel and ARM platforms, Linux, Windows, and Google Android based products and, not only the "operating platform" but also the higher elements of the final "end user product", i.e. the "full stack" of operating platform, applications, AppStores, and eCommerce or mCommerce transaction engines. Also, Xandros technologies and products are designed to have "native" integration with the platforms of strategic partners, as is the case, for example, with Microsoft and our BridgeWays products and its "native" support of Microsoft's System Center platform. With respect to our OEM Solutions, this is the case with Intel, Qualcomm and others.

Background and importance of Open Source (Linux, Android, ChromeOS, etc) in general and in connection with Xandros

While Xandros is primarily an applications and proprietary value-add software technology company, it is nevertheless one that is focused on providing such value-add software on top of open source and Linux layers and products and services that bridge open source and proprietary platforms and technologies. Xandros sees a very large market need and opportunity in this space and believes Xandros products can best serve its major ecosystem partners who provide such technologies. Therefore, Xandros has a significant commitment to open source.

The open source software development model originated in academic and research environments. The model is based on the collaborative development of the software's source code, the human-readable code that is used to develop software based on open protocols and standards. Whether individually or in groups, and regardless of location, participating developers, many of whose projects are commercially funded, make their code available over the Internet, give and receive comments on open source code and modify it accordingly.

This development model gives open source software an inherent level of transparency and choice that contrasts with the proprietary software development model. Under the proprietary model of software development, a software vendor generally develops the code itself or acquires components from other vendors, without the input from a wider community of participants. The vendor generally licenses the user only machine-readable binary (or object) code, with no or limited rights to copy, modify or redistribute that code, and does not make the source code available to the user or other developers. Moreover, peer review and enhancements are not readily possible because of the lack of access to the source code. In contrast, under the open source development model, the software vendor provides users and other developers with access both to the binary code and the source code and permits the user to copy, modify and redistribute the code to others.

The growth of the Internet has greatly increased the scale and efficiency of open source software development through the availability of collaborative technologies such as email lists, news groups and websites. These technologies have enabled large communities of independent developers, located around the world, to collaborate on more complex open source projects.

We believe that combining open source software as a software foundation and then building proprietary value-add software components and services on top of that open source foundation layer, which is the approach that Xandros and other leading software companies are using, is a superior alternative to either pure open source or traditional proprietary software development, since it combines the best of both worlds and allows for product differentiation and uniqueness of the end product while taking advantage of the creativity and work of the world's programmers at the foundation level.

Competition

Generally, in all segments in which we market products, we compete with a number of large and well-established companies that have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities. Our competitors vary based on the solution we offer and can include both large and small technology vendors. We believe our solutions and market presence enable us to compete effectively, but we can give no assurance that our efforts to compete effectively will be successful.

Competition in our BridgeWays management software business includes IBM, Computer Associates, BMC, HP and others, which compete with Microsoft's System Center, and who therefore indirectly compete with Bridgeways Application Management Packs on Microsoft's System Center. Competition also includes vendors that provide solutions for Microsoft System Center such as Quest as well as several smaller vendors.

Competition in our Scalix business includes a number of large email/collaboration vendors such as Microsoft Outlook, Google, IBM Lotus Notes, Novell Groupwise, Cisco through its acquisition of PostPath, and VMware, through its acquisition of Zimbra. There are also several smaller vendors such as Open-exchange, which offer an email/collaboration suite to businesses, and hosting companies such as Network Solutions, which may either offer their own email/collaboration solutions or may resell solutions from Microsoft or others.

Competition in our OEM Solutions business includes a number of large participants, such as Microsoft and Google as well as smaller vendors such as Ubuntu, Limpus, ThunderSoft, and others.

We believe that the major factors affecting the competitive landscape for our products include:

- the name and reputation of vendor;
- interoperability with multiple platforms;
- the product price, performance, reliability and functionality;
- the alliances of the vendor with major industry hardware and/or software providers;

- the quality of our support and consulting services;
- the availability of third-party enterprise infrastructure applications that are compatible with the technology:
- the breadth of hardware and software ecosystem compatibility;
- the distribution strength and number of distribution partners of the vendor; and
- the strength of the vendor's relationships and reputation in the open source community.

Although we believe that overall we generally compete on par or favorably with many of our competitors in a number of respects, including product performance, price and breadth of hardware and software compatibility, we believe that a number of our key competitors currently have superior resources and distribution capabilities than we offer. An integral part of our strategy has been to help address these shortcomings by, among other methods, strengthening our existing strategic relationships and entering into new ones to expand our distribution capabilities and by attracting more attention to the open source movement. Also, increasing the volume of installed Xandros technologies should create additional opportunities for the Company.

Software Engineering and Development

We have invested, and intend to continue to invest, significant resources in product and technology development. We focus and modify our product development efforts based on the needs of users and changes in the marketplace.

Our software engineers collaborate with strategic partners such as Microsoft, Intel, Qualcomm, Nokia, and others, as well as with open source software development teams working across the Internet and through open source communities. This involvement enables us to remain abreast of, and in some instances lead, certain technical advances, plans for development of new features and timing of releases, as well as other information related to the development of cross-platform interoperable products. Our software development engineers perform extensive testing of our technologies through dedicated Quality Assurance (QA) teams and testing protocols. We use various industry methods of quality assurance testing to help ensure that our enterprise technologies are solidly engineered and ready for use by our customers when delivered. We also work closely with leading hardware and software vendors to help ensure that their hardware and applications will operate effectively with Xandros platforms.

Intellectual Property

We provide software based technology platform solutions to enterprises and global original equipment manufacturers. We employ both proprietary and open source software development and licensing models that use both our own research and development team together with the collaborative input of an international community of contributors to develop and enhance software. We offer our solutions in areas such as mobile computing, enterprise applications, digital content distribution and systems management.

We believe that our development model offers many advantages to our end customers over a pure open source or proprietary development model. Through our model, we are able to provide customers with platform solutions that facilitate interoperability between various systems more seamlessly and holistically, and with less development cost.

Our products have significant proprietary value-add and intellectual property ("IP") content. Our IP is protected by various confidentiality and non-disclosure agreements and by releasing "object" code and not "source" code in connection with our products. While the Company does not have any patents issued, since that involves the publishing of the underlying code, it nevertheless plans to explore what if any of its technologies can be subject to patent protection as well as the Company's current protection methodologies. We also generally enter into confidentiality and nondisclosure agreements with our employees and consultants and seek to control access to and distribution of our confidential documentation and other proprietary information.

Our open source products have been developed and made available for licensing under the GNU General Public License, the GNU Lesser General Public License and other open source licenses. These licenses permit the licensee to copy, modify and distribute the software. Some licenses, such as the GNU General Public License and the GNU Lesser General Public License, require that any resulting or derivative work that is distributed to others be licensed under the same terms.

We typically pursue registration of some of our trademarks in the United States and in other countries. At this point, we have registered the following trademarks:

Xandros®
BridgeWays®
Scalix®
Linspire®
Freespire®

Despite our efforts to protect our trademark rights, unauthorized parties may attempt to misappropriate our trademark rights. We cannot be certain that we will succeed in preventing such misappropriation of our trade name and trademarks. The laws of some foreign countries do not protect or deter misappropriation of our trademark rights to the same extent as do the laws of the United States. In addition, while we engage in certain enforcement activity, policing unauthorized use of our trademark rights is difficult, expensive and time consuming, and our efforts may be inadequate. The loss of any material trademark or trade name could have a material adverse effect on our business, operating results and financial condition.

Third-parties may in the future assert infringement claims against us which may result in costly litigation or require us to obtain a license to third-party intellectual property rights. There can be no assurance that such licenses will be available on reasonable terms or at all, which could have a material adverse effect on our business, operating results and financial condition. We contractually commit to our customers that if portions of our enterprise products are found to infringe third-party intellectual property rights, we will, at our expense and option: (i) obtain the right for the customer to continue to use the product consistent with their agreement with us; (ii) modify the product so that its use is non-infringing; or (iii) replace the infringing component with a non-infringing component, and indemnify them against specified infringement claims. Although we cannot predict whether we will need to satisfy these commitments and there are often limitations on these commitments, satisfying these commitments could be costly and time-consuming and could materially and adversely affect our business, operating results and financial condition.

Geographic Presence

Xandros has eight worldwide offices, located in: New York (headquarters); Ottawa, Canada;; Rio de Janeiro, Brazil; Frankfurt, Germany; London, England; Mumbai, India; and Taipei, Taiwan. See "Risk Factors", for a discussion of some of the risks attendant to our international operations.

Employees

As of March 21, 2011, we have approximately 40 employees, including independent contractors employed on a full time basis. Our employees are not represented by any labor union and are not recognized under a collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are generally good.

Properties

Our principal executive office, located at 149 Madison Ave (at 32nd Street), 3rd Floor New York, New York 10016, consists of 2,600 square feet which five year lease terminated January 31, 2011. We are currently reviewing a proposed six month extension of the lease. We believe that if we do not sign the current extension and are unable to enter into a lease renewal with our current landlord, we will be able to locate other similar space in the area of our present lease.

In addition, we lease 16,200 square feet of laboratory and research facilities located in Ottawa, Canada on a month-to-month basis for approximately $14,000 (USD) per month. We also lease office space in the United

Kingdom on a month-to month basis for approximately $4,000 (USD) per month and in Germany under a lease which expires March 31, 2011 for approximately $1,300 (USD) per month.

Our offices located in Rio de Janeiro, Brazil; Frankfurt, Mumbai, India; and Taipei, Taiwan are leased thru our sub-contractors in each of those locations and not directly by Xandros.

Our leased premises, including those which are leased indirectly thru our sub-contractors, are presently adequate for our needs. However, if our business expands we may be required to seek larger premises. Management believes that other suitable premises are available at reasonable cost in proximity to our present offices.

Directors, Executive Officers and Significant Employees

The following table identifies our current executive officers and directors.

Name	Age	Position Held
Andreas Typaldos	65	Chief Executive Officer, Director
Jeffrey Daub	44	Acting Chief Financial Officer
Gennaro Vendome	64	Director
Ronald S. Dagar	49	Director

Except for the following, there are no family relationships between any two or more of our directors or executive officers: Andreas Typaldos is the brother of Elias Typaldos, who is our Director - Engineering Field Support, reporting to our Senior Vice President - Engineering, Mr. Ming Poon. Our executive officers are appointed by our board of directors and serve at the board's discretion. Except for the following, there is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors: pursuant to a Second Amended and Restated Stockholders' Voting Agreement, dated as of May 15, 2006 (the "Voting Agreement"), by and among Xandros, Inc., Linux Global Partners, Inc. ("LGP"), Strasbourger Pearson Tulcin Wolff Inc. ("SPTW"), Andreas Typaldos, certain other existing stockholders of Xandros, Inc. (the "Existing Holders") and the holders of our outstanding Series A Convertible Preferred Stock ("Series A Preferred Shares"), such shareholders party to the Voting Agreement (the "Voting Shareholders"), have agreed that, out of a total of five directors, in any and all elections of directors (i) one director shall be selected by the holders of a majority of the outstanding Series A Preferred Shares, (ii) one director shall be selected by SPTW on behalf of the Existing Holders, until the holder of a majority of shares held by the Existing Holders select an alternate director from that chosen by SPTW, (iii) one director shall be mutually agreed upon by the holders of a majority of the outstanding Series A Preferred Shares and LGP, (iv) one director shall be selected by Andreas Typaldos, our Chief Executive Officer and a director (upon consultation with LGP, it being anticipated that the director selected by Mr. Typaldos shall be the Chief Executive Officer of the Company, and (v) one director shall be selected by LGP. Also, except for the Voting Agreement, there are no arrangements, agreements or understandings to our knowledge between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs, except pursuant to the Voting Agreement. The Voting Agreement will terminate upon such date when the Company's common stock becomes publicly traded on a national stock exchange or quotation system (including the NASDAQ stock markets and the OTC Bulletin Board, but not the Pink Sheets).

None of our directors or executive officers or any promoter or control person of the Company has, during the past five years,

- Had any petition under the federal bankruptcy laws or any state insolvency law filed by or against, or had a receiver, fiscal agent, or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

- Been convicted in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

Business Experience

Andreas Typaldos, Chief Executive Officer, Director

Mr. Typaldos is one of our founders and has been our Chief Executive Officer and a director since September, 2003. Mr. Typaldos serves as a director pursuant to his right to select a director under the Voting Agreement.

Mr. Typaldos is a veteran software entrepreneur, and the founder and large investor in a number of enabling technology companies in the US, Europe, Asia, and Latin America. Mr. Typaldos has developed a unique combination of experience, skills, and industry contacts by virtue of having participated in a number of major hardware, software, networking, and IT transitions and eco-system development.

Starting with his first software company in the early days of the IT industry in 1972-73, right after college, and working with many CEO's of today's IT leaders Mr. Typaldos participated and built numerous software and technology companies as the IT industry transitioned from mainframes to timesharing to client-server to PC to the internet and mobile platforms.

Since late 2003/04, Mr. Typaldos has been CEO of Xandros, of which he was a founder through the Linux incubator, Linux Global Partners ("LGP") that founded Xandros, and of which Mr. Typaldos was a founder and largest founding investor. From 1996 through 2003, Mr. Typaldos was founding investor (and often acting executive/advisor) in a number of internet/technology companies, including: the Linux Global Partners (LGP) incubator and early-stage venture fund; Arkados Group Inc., an SEC reporting company, which is a fabless system-on-a-chip semiconductor powerline-based communications, multi-media distribution, and green-infrastructure systems and products company (of which he is Chairman and Acting CEO for the systems and products company that has remained after the sale in December 2010 of that company's semiconductor division to the 5th largest semiconductor company in the world, ST Microelectronics); Netgain, an internet incubator that funded Web 1.0 dot-com companies in the 1998-2001 period; Business-on-Air, an SMS and mobile technology company funded by Deutsche Bank and sold to a wireless company in Europe in 2001; and various consulting companies. Prior to 1996, Mr. Typaldos was founder/CEO of a custom software company in 1973 and founder/CEO, from 1978-96, of a successor enterprise financial software and workflow/email and records management archival products company, AxsOne, which he grew to over $50M in revenues with offices around the world and hundreds of Global 2000 customers before taking it public through a large IPO in 1995.

Mr. Typaldos received a Bachelor of Science Degree in 1969 from Columbia University in Mathematical Methods for Engineering and Operations Research, on a special Scholarship Program coming from his native Greece, and a Master of Science Degree in 1971, in Computer Science, from Pratt Institute. Mr. Typaldos continues to be involved with Columbia University by providing and funding a scholarship program.

Jeffrey Daub, Acting Chief Financial Officer

Mr. Daub has served as the Company's acting Chief Financial Officer since February 2010. Mr. Daub's area of responsibility includes managing the financial risks of Xandros as well as financial planning, and reporting (both external as well as to upper management). He also oversees daily operations of the record keeping functions. Prior to joining the Company he served as the Chief Financial Officer of Drinks Americas Inc ("Drinks"), a publicly traded global developer, owner, producer, marketer, and distributor of alcoholic and non-alcoholic beverages, from May, 2007 through October, 2009 and its controller from November, 2006 through October, 2009. Prior to joining Drinks, from 1992 to November, 2006, he was employed by Rosen Seymour, Shapss Martin &

Company LLP ("RSSM"), a public accounting firm in New York City, where he most recently served as a senior audit manager.. At RSSM, Mr. Daub provided services to clients, both private and public, in various industries, including the supervision and performance of financial audits. Mr. Daub, is a Certified Public Accountant as well as an Accredited Business Valuator (non-active). He was awarded a B.S. in Applied Mathematics and Statistics with a Minor in Business from SUNY Stony Brook and an M.S. in Accounting from Long Island University

Gennaro Vendome, Director

Gennaro Vendome has been a director of the Company since 2005 and was elected Secretary in 2009. . Mr. Vendome is a party to the Voting Agreement and he has been elected as a director pursuant to its terms

In 2005 Gennaro co-founded the Vendome Group. By consolidating their individual and family real estate holdings into a full-service real estate organization, the Vendome Group provides property acquisitions, management, development, brokerage and related services for their holdings, as well as branching out into the broader real estate market The Group had more than 200 units throughout New York City -- in SOHO, Gramercy Park, Hudson Square, Midtown Manhattan and Queens.

Prior to that, from August 1995 to June 2005 Mr. Vendome was Executive Vice President of Sales and Marketing for Computron Software Inc. (renamed AXS-One) a company he co-founded in 1978. Computron grew into a one of the world's leading Financial Software application package suppliers, adding business process management applications and compliance-archiving to the financial software suite, the company grew to over 500 employees, with offices in Europe, Asia and the US. As EVP of Sales and Marketing he established Computron's presence throughout the US with offices and partnerships. He then became EVP International Sales and set up operations in London, Hong Kong, and Sydney, Australia, and established partnerships in other countries including South Africa, New Zealand, China, Indonesia, and Mexico.

Gennaro Vendome began his career in data processing in 1968 with Consolidated Edison of New York, in the areas of automation of customer service solutions, construction management and compliance.
In 1970, he was appointed to a Information Technology manager at the newly formed Mini-Computer Services Group of the New York Telephone Company

Gennaro served as Member of the Advisory Board of the Montclair Economic Development Corporation, a non-profit organization dedicated to stimulating economic development in the town of Montclair, New Jersey and he also served as Member of the Board of Directors of the Mental Health Resource Center, a non-profit organization providing a variety of community services to adults and children. In 1995 he co-founded the Typaldos-Vendome Foundation a nonprofit organization with initial investments from his family and partners concentrating on education and health issues.

Ronald S. Dagar, Director

Ronald S. Dagar has been a director of the Company since June 2007 and was selected by the majority holders of our Series A Preferred Shares pursuant to the Voting Agreement. Since 2007, Mr. Dagar has been the Chief Investment Officer of Bushido Capital Partners, a New York based Multi-Strategy hedge fund company. Prior to that he was employed by Trautman Wasserman & Co. as an investment banker responsible for originating and developing relationships with small and micro-cap public companies for advisory and placement agent services. Mr. Dagar was previously employed in a similar role by Brean Murray & Co., working in its small-cap health care group. Prior to his investment banking career, Mr. Dagar spent 10 years working for various healthcare and technology companies, including Medtronic, Health Data Sciences, and IBM / Lexmark International, in clinical specialist and business development management positions. Mr. Dagar has earned a B.S. in Marketing from the Indiana University School of Business

Ming Poon, Acting Senior Vice President – Engineering and Chief Operating Officer of Xandros Corp

Ming Poon has been the acting Chief Operating Officer of our Xandros Corp. subsidiary since December, 2008 and our Senior Vice President – Engineering since May, 2001. Mr. Poon directs Xandros' product strategies, manages the R&D teams globally, and oversees the day to day operations across all the divisions. Mr. Poon founded the Corel LINUX Project in February 1999, which led to the creation of the world's first Linux Desktop. Following the successful launch of Corel LINUX OS, Mr. Poon was in charge of all five of Corel's Linux software development teams. As Xandros Senior VP - Product Development and Support, a position held by Mr. Poon since May 2001, Mr. Poon had the vision to make powerful and complex "geek" technologies accessible to consumers and corporate users alike. As Senior VP - Product Development, he fostered user-friendly desktop and server solutions that seamlessly make Linux, UNIX, and Windows environments interoperate with each other, and is now extending that vision to cross-platform management tools for managing today's heterogeneous enterprise environments. As our Senior VP - Product Development from(stated above already), his engineering vision led to a custom OEM solution for the Asus Eee PC, helping to launch the Netbook revolution. As Senior VP - Product Development , his vision led to the successful creation of BridgeWays Management Packs for Microsoft System Center and BridgeWays Management Console for Red Hat servers, intended to usher in a new era of single-pane-view cross-platform system administration. Mr. Poon also led Xandros' strategic acquisition of Scalix and Linspire/CNR where he is now applying his engineering expertise to guide these two product lines into the overall Xandros vision. Prior to becoming a founding member of Xandros, from 1996 to April 2001, Mr. Poon served as Senior Software Development Manager for Corel Corporation. He also has extensive software development experience from low level device driver programming in assembly language to high volume client server applications, complex GUI applications, database server, and video/audio conferencing applications in C/C++, Java, and .NET environments across various platforms and varied industries. Mr. Poon holds a Bachelor of Applied Science degree in Electrical Engineering with a Management Science option from the University of Waterloo in Canada.

Remuneration of Directors and Officers

The following table shows for the fiscal year ended December 31, 2010 the aggregate remuneration awarded or paid to, or earned by, each of the three highest paid persons who are officers or directors of the Company as a group (the "Noted Officers and Directors").

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Officers as a group (1) (2)	CEO, COO(2) and CFO	$ 785,000

(1) Includes salary earned by our CEO pursuant to an employment agreement he entered into with the Company on September 15, 2003. The employment agreement includes an annual salary, bonuses, severance payments and other benefits, and allows him to work or be involved with other companies and ventures unless such companies are direct competitors of the Company or affects his ability to provide full time services to the Company.

(2) Includes salary earned and payable to the Senior V.P.-Engineering and COO of our Xandros Corp. subsidiary in Canadian dollars converted to U.S. dollars based on the average monthly exchange rate for the applicable month such compensation was earned.

Security Ownership of Management and Certain Security Holders

The following tables set forth certain information regarding ownership of our voting securities as of March 21, 2011 by (i) each person who is known by us to own more than 10% of the outstanding shares of each class of our voting securities, (ii) each of our Noted Officers and Directors, and (iii) all of our directors and officers as a group. Unless otherwise specified, the address of each beneficial owner listed in the table is c/o Xandros, Inc., 149 Madison Avenue, 3rd Floor, New York, NY 10016. None of the persons included in the table are selling securities in this offering and, following the offering, the number of shares of voting securities owned by each person will be the same as the number of shares of voting securities that were owned prior to the offering.

Name and Address	Common Stock		Series A Convertible Preferred Stock	
	Number of Shares	Percentage Ownership of Class	Number of Shares	Percentage Ownership of Class
Linux Global Partners (1)	28,604,141	34.25%	-	-
BCMF Trustees LLC (2)	-	-	17,646,145	28.30%
Bushido Capital Master Fund (2)	-	-	10,854,105	17.41%
Andreas Typaldos (3)	-	-	-	-
Jeffrey Daub	-	-	-	-
Officers and Directors as a Group (5 persons)	418,000	*	-	-

(*) Less than 1%

(1) No individual shareholder of Linux Global Partners Inc. ("LGP") maintains majority voting or investment power over our shares held by LGP.

(2) Ronald S. Dagar, a director of the Company, is a Managing Partner of both BCMF Trustees LLC and Bushido Capital Master Fund. The address of BCMF Trustees LLC and Bushido Capital Master Fund is c/o Bushido Capital Partners 145 East 57th Street, 11th Floor; New York, NY 10022 . Voting and investment control over the shares held by BCMF Trustees LLC and Bushido Capital Master Fund LP is exercised by Mr. Dagar.

(3) Does not include Mr. Typaldos' minority ownership in shares of LGP.

Outstanding options, warrants and rights

The following table lists all outstanding options, warrants and rights to our securities held by (i) each person who is known by us to own more than 10% of the outstanding shares of each class of our voting securities, and (ii) each of our Noted Officers and Directors as of March 21, 2011. Unless otherwise noted all options, warrants and rights are currently exercisable.

Name of Holder	Title and Amount of securities called for by options, warrants or rights (1)	Exercise price ($)	Date of Exercise
Linux Global Partners	-	-	-
BCMF Trustees (2)	3,529,229	$ 0.2779	07/07/06
BCMF Trustees (2)	160,714	$ 0.2800	02/26/09
BCMF Trustees (2)	119,343	$ 0.2800	03/05/09
BCMF Trustees (2)	482,143	$ 0.2800	03/17/09
Buschido Capital Master Fund (2)	2,170,821	$ 0.2779	07/07/06
Buschido Capital Master Fund (2)	107,143	$ 0.2800	02/26/09
Buschido Capital Master Fund (2)	60,121	$ 0.2800	03/05/09
Buschido Capital Master Fund (2)	321,429	$ 0.2800	03/17/09
Andreas Typaldos (3)	91,019,000	$0.05	01/18/05
Ming Poon (4)	4,500,000	$0.01	12/29/2010
Jeffrey Daub	-	-	-

(1) All options, warrants and rights are for acquisition of the Company's common stock.

(2) The information listed in the above table for BCMF Trustees LLC's or Bushido Capital Master Fund LP LLC's does not include 17,646,165 and 10,854,105 shares of our preferred stock which is owned and convertible by them into shares of our common stock on a one to one basis. Neither BCMF Trustees LLC's or Bushido Capital Master Capital Master Fund LP's ownership includes cumulative dividends on the preferred stock approximating $1,775,000 and $1,092,000, respectively as of March 21, 2011 which are payable, at the option of the Company, either (i) in cash, or (ii) as a pay-in-kind dividend, for which additional Series A Preferred Stock will be issued in payment of such cumulative dividends at a value of $0.222 per share. The cumulative dividends are convertible at the holder's option into shares of the Company's common stock at a price of $0.222 per share.

(3) Mr. Typaldos a was granted a warrant to purchase such number of shares of common stock as would represent 30% of the common stock outstanding on a fully diluted basis. Therefore the number of shares of common stock issuable under the warrant will be adjusted from time to time, following the issuance of more shares, options, or warrants by the Company, until the Company's sale or Initial Public Offering, as those terms are defined in the warrant agreement. The 91,019,000 represents the approximate amount of total shares of common stock that Mr. Typaldos would have been able to acquire based on a fully diluted basis as of March 21, 2011 under the warrant which is net of 5,530,000 warrants which he has assigned and transferred to other individuals. The warrant has an exercise price of $0.05 per share, with a provision that the total cost of purchasing all of the common stock purchasable under the warrant does not exceed $500,000. The warrant is exercisable through January 17, 2013.

(4) Includes warrants owned by Wai Leng and Anthony Poon, Mr. Poon's children, to purchase 1,500,000 shares each of which Mr. Poon claims a beneficial interest.

Interest of Management and Others in Certain Transactions

Loans

In October 2010 we sold a convertible promissory note for $500,000 to William H. Young, an accredited investor. We used the funds for working capital purposes. The loan which is due April 12, 2011 bears interest at 18% per annum and is convertible into the Company's common stock at a purchase price of $0.22 per share. Interest payments of $7,500 per month commenced November 12, 2010 with principal due at maturity. The Company issued Mr. Young warrants to purchase 12 million shares of its common stock at a price of $0.2789 per share. The warrants are exercisable for up to eight years from the date of issuance. Upon an election by Mr. Young to convert his note, the Company will issue to him a warrant to purchase an additional 1 million shares of the Company's stock with the same terms as the initial warrants. Under the terms of the agreement if the Company does not take the actions necessary to become a public company, as defined in the agreement, within 6 months from the date of the agreement (April 12, 2011) the Company will pay to Mr. Young an additional $250,000 which will be due April 12, 2017 and will earn interest at 18% per annum with interest payments of $3,750 payable monthly. In consideration of the loan the Company's CEO has provided the individual, as security collateral, 50% of his warrant to purchase up to 30% of the Company's stock), which will be reduced to 25% if the Company common stock is publicly traded within one year of the date of the loan agreement. If the loan is not repaid by the due date, as long as the Company continues to pay monthly interest, including interest on the additional $250,000 if applicable, the individual cannot utilize any portion of the secruty collateral. Any of the security collateral not used to satisfy outstanding amounts under the loan will be returned .

From April 2006 through December 2008 the Company borrowed an aggregate of $152,310 from Andreas Typaldos, our CEO, for working capital purposes. Through December 31, 2009 $117,310 of these loans were repaid. An additional $170,000 was advanced to the Company by our CEO and $98,000 was repaid during 2010. As of March 21, 2011 the balance on these advances were $107,000. The borrowings do not bear interest and have no fixed repayment date.

During the first six months of 2010 the CEO's brother, Elias Typaldos, who is the Company's Director – Field Engineering, advanced to the Company an aggregate of $74,000 for working capital purposes of which $40,000 has been repaid. The loan is non-interest bearing and has no fixed repayment date.

In 2008 the CEO's son, Paul Typaldos, advanced to the Company $75,000 for working capital purposes. This loans loan was repaid in early 2010. In November 2009 an additional $55,000 loan was received by the Company from the CEO's son, and in early 2010 an additional $125,000 was received, all for working capital purposes. The borrowings bear interest at 1.5% per month and have no fixed repayment date. As of March 21, 2011 the balance due on these loans was approximately $215,000 including accrued interest.

In February and March 2009 the Company issued to BCMF Trustees LLC and Bushido Capital Master Fund, holders of a total of 28,500,250 shares of our Series A Preferred Stock, warrants to purchase an aggregate of 1,250,893 shares of our common stock as consideration for advances to the Company totaling $225,000. The warrants expire 5 years from date of issuance and have an exercise price of $0.28 per share. Such advances were repaid in full plus accrued interest of $1,114 in April 2009.

In 2005 the Company received loans aggregating $450,000 from Gennaro Vendome, a member of the Company's board of directors, for working capital purposes. From April 2006 to March 2007 we issued to Mr. Vendome warrants to purchase an aggregate of 1,900,000 shares of our common stock as consideration for extensions of these loans. The warrants have an exercise price of $0.30 per share. The loans are unsecured and not convertible and bear interest at a rate of 6.25% per annum. The Company and Mr. Vendome are amicably negotiating a definitive repayment date of the loans. As of March 4, 2011 the balance due on the loans aggregated approximately $630,000, including accrued interest of approximately $180,000.

Securities Being Offered

The Company is offering up to 16,666,667 shares of common stock, $0.001 par value. The holders of common stock, and the holders of Series A Preferred Stock, which vote together with the common stock on an as-converted bases, are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders.

Subject to limitations under Delaware law and preferences that may apply to any shares of preferred stock that have been issued or that we may issue in the future, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefore. Currently, the holders of our Series A Preferred Stock will receive cumulative dividends prior to any distribution of dividends to the holders of our common stock. In the event of the liquidation, dissolution or winding up of our business, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock that we have issued or that we may decide to issue in the future. The holders of our Series A Preferred Stock are entitled to be paid upon liquidation, dissolution or winding up of our business the original purchase price of the Series A Preferred Stock plus all dividends accrued but unpaid. After the distribution of this preference, the remaining assets must be distributed pro rata among the holders of our common stock and the holders of our Series A Preferred Stock, on an as converted basis. Our common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock.

Index to Exhibits

2.1	Certificate of Incorporation, as amended
2.2	Bylaws
3.1	Form of Series A Preferred Stock – Investor Rights Agreement
4	Subscription Agreement*
5.1	Form of Second Amended and Restated Stockholders; Voting Agreement by and among Xandros, Inc. Linux Global Partners, Inc. Strasbourger Pearson Tulcin Wolff Inc. Andreas Typaldos, Certain Other Existing Stockholders of Xandros, Inc. and Series A Preferred Investors
6.1	Form of Series A Preferred Stock Securities Purchase Agreement
6.2	Form of Certificate of Designation of Xandros Inc. Series A Preferred Stock
6.3	Form of Warrant between Xandros Inc. and the investors in its Series A Preferred Stock
6.4	Form of Amended and Restated Registration Rights Agreement by and between Xandros Inc. , Certain Existing Stockholders and Warrantholders of Xandros Inc, and Series A Preferred Investors
6.5	Form of Stock Restriction Agreement between investors in Xandros Inc. Series A Preferred Stock and Linux Global Partners Inc.
6.6	Andreas Typaldos Employment Agreement
6.7	Andreas Typaldos Warrant to Purchase Common Stock
6.8	Loan Agreement between Xandros Inc. and William H. Young III
6.9	Typaldos Collateral Agreement between Andreas Typaldos and William H. Young III,
10.1	Consent of Richardson & Patel LLP (Included in Exhibit 11) *
10.2	Consent of Bernstein & Pinchuk LLP
11	Opinion of Richardson & Patel LLP *

* To be filed by amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 28, 2011.

XANDROS, INC.



By:______________________________
Andreas Typaldos, Chief Executive Officer



By:______________________________
Jeffrey Daub, Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Date: 3-28-2011 — Andreas Typaldos, Chief Executive Officer and director

Date: 3/28/11 — Jeffrey Daub, Acting Chief Financial Officer

Date: 3-28-2011 — Gennaro Vendome, Director

Xandros, Inc., and Subsidiaries

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC AACCOUNTING FIRM

To the Board of Directors and Shareholders of
Xandros, Inc.
New York, NY

We have audited the accompanying consolidated balance sheet of Xandros, Inc., and subsidiaries ("the Company") as of December 31, 2009 and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficiency, and cash flows for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, an audit of its Internal Control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of its operations and its cash flows the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred significant losses from operations since its inception and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Bernstein & Pinchuk LLP

New York, NY
July 20, 2010

Xandros, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2010 Unaudited	December 31, 2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 67,437	$ 23,615
Accounts receivable, net of allowance for doubtful accounts	422,282	981,442
Refundable Tax Credits	750,000	845,716
Other current assets	95,833	119,840
Total current assets	1,335,552	1,970,613
Property and equipment, at cost - net of accumulated depreciation and amortization	257,625	542,601
Goodwill	349,650	349,650
Security deposits and other assets	66,683	74,728
	$ 2,009,510	$ 2,937,592
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current Liabilities		
Bank overdraft	$ 51,817	$ 294,530
Accounts payable	2,171,026	1,347,016
Accrued expenses	5,446,263	2,642,041
Payroll taxes payable	3,543,951	3,268,640
Notes payable	581,997	531,156
Deferred revenue	1,310,137	2,892,765
Accrued officers' salary	3,921,565	3,303,611
Total current liabilities	17,026,756	14,279,759
Loans payable - related parties	1,494,237	1,231,617
Stockholders' Deficiency		
8% cumulative convertible voting preferred stock, Series A, par value $0.001; authorized 175,000 and 80,000,000 shares at December 31, 2010 and 2009, respectively; issued and outstanding 62,359,614 shares, both periods	62,360	62,360
Common stock, par value $0.001; issued and outstanding 82,604,886 (500,000,000 authorized) and 78,267,475 (250,000 authorized) at December 31, 2010 and December 31, 2009, respectively	82,605	78,267
Additional paid-in capital	27,141,275	26,126,323
Accumulated deficit	(45,327,479)	(40,324,487)
Accumulated other comprehensive income	1,529,756	1,483,753
	(16,511,483)	(12,573,784)
	$ 2,009,510	$ 2,937,592

Xandros, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	Years ended December 31, 2010	2009
	Unaudited	
Revenue	$ 4,403,480	$ 7,063,503
Costs and expenses		
Cost of sales	66,972	16,795
Selling and marketing expenses	1,144,088	920,056
General and administrative expenses	2,122,194	1,896,786
Research and development	5,670,551	13,002,557
Depreciation and amortization	306,280	500,864
	9,310,085	16,337,058
Loss from operations	(4,906,605)	(9,273,555)
Other income (expense)		
Payroll tax credit	247,605	264,000
Interest expense	(298,286)	(203,596)
Loss on impairment	-	(761,792)
Other income	-	2,758
	(50,681)	(698,630)
Loss before income tax expense	(4,957,286)	(9,972,185)
Income tax expense	-	-
NET LOSS	(4,957,286)	(9,972,185)
Dividends on cumulative preferred stock	1,245,945	1,245,945
LOSS ATTIBUTABLE TO COMMON STOCKHOLDERS	$ (6,203,231)	$ (11,218,130)
COMPREHENSIVE LOSS		
Net loss	$ (4,957,286)	$ (9,972,185)
Foreign exchange translation gain (loss)	46,003	(493,153)
COMPREHENSIVE LOSS	$ (4,911,283)	$ (10,465,338)
Net loss per share - basic and diluted	$ (0.08)	$ (0.14)
Weighted-average shares - basic and diluted	82,150,810	77,763,457

Xandros, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Deficiency

Years Ended December 31, 2010 (Unaudited) and 2009

	Preferred Stock		Common Stock					
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income (loss)	Total Stockholders' Deficit
Balance, December 31, 2008	62,359,614	$ 62,360	76,545,154	$ 76,545	$ 25,386,563	$ (30,352,302)	$ 1,976,906	$ (2,849,928)
Issuances of Common Stock for cash	-	-	1,628,571	1,628	570,000	-	-	571,628
Exercise of Options and Warrants	-	-	93,750	94	22,500	-	-	22,594
Vesting of employee stock options and warrants issued	-	-	-	-	147,260	-	-	147,260
Foreign Currency translation adjustment	-	-	-	-	-		(493,153)	(493,153)
Net loss for the year	-	-	-	-	-	(9,972,185)	-	(9,972,185)
Balance, December 31, 2009	62,359,614	$ 62,360	78,267,475	$ 78,267	$ 26,126,323	$ (40,324,487)	$ 1,483,753	$ (12,573,784)
Issuances of Common Stock for cash	-	-	1,303,782	1,304	263,695	-	-	264,999
Issuance of Common stock for services	-	-	1,750,000	1,750	120,750	-	-	122,500
Effect of Unconsolidated subsidiary at December 31, 2009	-	-	-	-	-	(45,706)	-	(45,706)
Issuance of Warrants with debt	-	-	-	-	120,000	-	-	120,000
Note payable converted to Common Stock	-	-	1,283,629	1,284	348,716	-	-	350,000
Vesting of employee stock options and warrants issued	-	-	-	-	161,791	-	-	161,791
Foreign Currency translation adjustment	-	-	-	-	-		46,003	46,003
Net loss for the year	-	-	-	-	-	(4,957,286)	-	(4,957,286)
Balance, December 31, 2010	62,359,614	$ 62,360	82,604,886	$ 82,605	$ 27,141,275	$ (45,327,479)	$ 1,529,756	$ (16,511,483)

Xandros, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31, 2010 (Unaudited)	Years ended December 31, 2009
Cash flows from operating activities		
Net loss	$ (4,876,357)	$ (9,972,185)
Adjustments to reconcile net loss to cash used in operating activities		
Depreciation and amortization	306,280	500,865
Allowance for doubtful accounts	426,775	72,979
Stock and warrants issued for services	284,290	169,760
Amortization of discount on note payable	53,000	-
Loss on impairment	-	761,792
Changes in operating assets and liabilities		
Accounts receivable	62,611	35,916
Refundable tax credits	126,104	(246,509)
Other current assets	46,325	(72,036)
Security deposit and other assets	10,822	(23,808)
Bank overdraft	(211,594)	99,335
Accounts payable and accrued expenses	4,079,715	1,300,871
Canadian payroll taxes payable	(342,524)	2,476,486
Deferred revenue	(1,515,311)	2,330,354
Accrued officers' salary	689,007	519,423
Net cash used in operating activities	(860,856)	(2,046,757)
Cash flows from investing activities		
Acquisition of property and equipment	-	(164,689)
Net cash used in investing activities	-	(164,689)
Cash flows from financing activities		
Proceeds from debt issuance	869,000	805,000
Repayment of debt	(229,419)	(367,310)
Proceeds from sale of stock	265,000	571,629
Net cash provided by financing activities	904,581	1,009,319
Effect of exchange rate fluctuation on cash	(10,027)	127,799
Effect of unconsolidated subsidiary at December 31, 2009	10,095	-
Net increase (decrease) in cash and cash equivalents	43,792	(1,074,328)
Cash and cash equivalents at beginning of period	23,615	1,097,943
Cash and cash equivalents at end of period	$ 67,407	$ 23,615
Supplemental disclosure of non-cash investing and financing transactions		
Note payable converted into common stock	$ 350,000	$ -
Equity issued equal to discount on note payable	$ 120,000	$ -
Supplemental disclosure of cash information		
Interest paid	$ 111,266	$ 101,796
Income taxes paid	$ -	$ -

XANDROS INC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND OPERATIONS

Xandros, Inc, incorporated in Delaware in August 2001, together with its subsidiaries ("Xandros" or the "Company") provides Linux based operating software technology platforms and utilities, applications, and solutions to original equipment manufacturers for notebooks and other mobile devices. The Company's products and services are used by customers within the United States and certain international markets. Xandros Corporation ("Corp"), a wholly owned subsidiary of Xandros Inc., which was incorporated in May 2001 in Ontario, Canada, provides research and development services for the Company. In 2007, through its wholly owned subsidiary, Scalix Inc ("Scalix"), which was incorporated in Delaware in June 2007, Xandros Inc. acquired the assets of Scalix Corporation (an unrelated entity) which included 100 percent of the stock of Scalix International Corporation, which was incorporated in Delaware in October 2002. Scalix provides Linux and Windows-Linux cross-platform enterprise-grade email tools for small and mid-sized businesses. In June 2008 Xandros Inc. acquired app2market, Inc. ("app2market", formerly Linspire Inc.), which was incorporated in Delaware in June 2008. App2market provides software platforms and solutions for digital content and application providers (eCommerce and mCommerce (mobile commerce)) companies. In November 2008 Xandros Inc. organized its wholly owned subsidiary, Xandros Deutschland GmbH (GmbH), as a German limited liability company for the purpose of selling Scalix products in Europe. Xandros Inc. incorporated its wholly owned subsidiary, Bridgeways Inc. ("Bridgeways") in Delaware in November 2010 to house the Company's current operations related to the Company's applications management software platforms and products that help businesses of all sizes expand their use of Microsoft's System Center Operations Manager platform so as to be able to monitor non-Microsoft applications running on both Microsoft and non-Microsoft platforms.

Going Concern Consideration

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses, negative cash flows from operations, limited operating revenues and an accumulated deficit. The Company reported a net loss of $4,957,286 for the year ended December 31, 2010, and has lost $45,327,479 since inception through December 31, 2010 resulting in a stockholders' deficiency of $16,511,483 at December 31, 2010. Management has taken several steps to improve sales and reduce costs in order to ensure that its cash flows will meet its operating cash requirements. These steps include the Company's acquisitions of Scalix and Linspire in the past, which were each acquired solely with issuances of our Common Stock. It includes lowering the Company's past focus and expenses related to its OEM and apps2market product lines, where the Company now will be opportunistic in connection with activities in those areas and provide product development and support through outsourcing alliances, thereby lowering the Company's expenses related to those activities significantly in 2011 as well as in the future. In addition, the Company's strategic partnership with Microsoft resulted in funding of most of the Company's expenditures in connection with its Bridgeways product line, which is expected to result in an increase in revenues in the future both through the Company's own marketing efforts as well through the Company's marketing cooperation with Microsoft. The Company's management anticipates building more products and services through organic product line growth, through selective technology acquisitions and strategic technology collaboration alliances which should help fund

Note 1 - ORGANIZATION AND OPERATIONS (continued)

and develop products through product and marketing synergies with the acquired companies. In addition, such acquisitions would be expected to provide the Company with additional revenues through revenue consolidation.. In addition, the Company intends to develop recurring revenue streams through focus on SaaS ("software as a service") revenue models that may be possible in email hosting and the "managed services" areas of the Company's target markets.

As of December 31, 2010 approximately $5,400,000 is owed to Company insiders, which include accrued salaries and loans to its CEO, accrued salaries to the COO Xandros Corp., and loans to the Company from members of its Board of Directors. The Company's management believes and expects to reduce or eliminate some of the insider obligations through the issuance of the Company's common stock and/or obtain agreements for mid- and long-term payment plans in connection with these obligations. Notwithstanding the above, the Company will need additional financing which may take the form of equity or debt. In the event we are not able to increase our working capital, we will not be able to implement or may be required to delay all or part of our business plan, and our ability to attain profitable operations, generate positive cash flows from operating and investing activities and materially expand the business will be materially adversely affected. The accompanying consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of presentation

The accompanying consolidated financial statements include the accounts of Xandros, Inc. and its wholly-owned subsidiaries Xandros Corporation, Scalix, Inc, Scalix International Corp., app2market Inc, GmbH and Bridgeways, Inc. All significant intercompany transactions have been eliminated in consolidation. The amounts of common and preferred shares authorized, issued and outstanding as of December 31, 2010 and 2009 are those of Xandros, Inc.

The Company's accompanying financial statements for the year ended December 31, 2009 did not include the accounts of GmbH as they were deemed to be immaterial to the financial position, results of operations, and cash flows of the Company as of and for the year ended December 31, 2009. The Company's accompanying financial statements as of and for the year ended December 31, 2010 have been adjusted to include the accounts of GmbH.

Use of Estimates

The preparations of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from those estimates.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents. Substantially all of the Company's cash and cash equivalents are held by four financial institutions.

The Company from time to time maintains balances in depository accounts in excess of FDIC, CDIC (Canadian Deposit Insurance Corp., as Corp. maintains bank accounts in Canada), United Kingdom (UK) deposit insurance (as Scalix International Corp. maintains bank accounts in the UK) insured limits and German deposit insurance(as GmbH has a bank account in Germany). The Company has not experienced any credit losses nor anticipates any future losses in such accounts. At both December 31, 2010 and 2009 no amounts exceeded FDIC, CDIC, UK, or German deposit insurance limits.

Accounts Receivable

Accounts receivable are recorded at the amount invoiced and generally do not bear interest. The allowance for doubtful accounts is the Company's estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical experience, review of specific accounts, and past due balances of greater than 90 days, and over a specific amount, are reviewed individually for collectability. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote.

Fair Value of Financial Instruments

The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates their respective carrying amounts due to the short term maturity of these instruments. Our debt is carried at its face value, plus accrued interest if any, based on comparable current borrowing rates available to the Company.

The Company adopted the provisions of ASC 820 Fair Value Measurement and Disclosure, or ASC 820, for financial assets and liabilities on January 1, 2008 and for non-financial assets on January 1, 2009. ASC 820 requires that fair value be based on the assumptions that market participants would use when pricing an asset or liability.

ASC 820 requires disclosure regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs and.

Foreign Currency Translation

The Company's Canadian subsidiary (Xandros Corporation) maintains its books and accounting records in the Canadian dollar, which has been determined to be its functional currency. The Company's Scalix International Corp. subsidiary maintains an office in the United Kingdom

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

which maintains its books and accounting records in the British Pound, which has been determined to be its functional currency. The Company's GmbH subsidiary maintains its books and accounting record in Euros, which has been determined to be its functional currency. The impact of changes in foreign currency exchange rates resulting from the translation of foreign currency financial statements into U.S. Dollars for financial reporting purposes is included in other comprehensive income, which is a separate component of stockholders' equity. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average rates for the period. Gain and losses resulting from foreign currency transactions are included in operations.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with ASC 740. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Under ASC 740, deferred tax assets and liabilities reflect the temporary differences between financial reporting and tax bases of our assets and liabilities and for tax carry forwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company considers liquid investments purchased with a maturity period of three months or less at the date of purchase to be cash equivalents. The Company grants credit to customers in the ordinary course of business. The Company performs credit evaluations to reduce credit risk and generally requires no collateral from its customers.

Impairment of Goodwill and Other Long-Lived Assets

In accordance with ASC 350, goodwill is not amortized but is tested for impairment annually and whenever events or circumstances indicate impairment may exist. ASC 350 requires goodwill be tested at least annually using a two-step process that begins with identifying potential impairment. Potential impairment is identified if the fair value of the invested capital of the reporting unit to which goodwill applies is less than the carrying or book value of its invested capital, including such goodwill. Where the book value of a reporting entity, including related goodwill, is greater than the reporting entity's fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. For the year ended December 31, 2010 and 2009, the Company did not identify any potential impairment related to its goodwill.

The Company evaluates the recoverability of its property and equipment and other assets, including intangible assets, if any, in accordance with ASC 360 Property, Plant and Equipment, or ASC 360. An impairment loss is recognized when the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to the assets or the business to which the assets relate.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company performs this assessment whenever events or changes in circumstances indicate impairment may have occurred. Impairment losses are measured as the amount by which the carrying value exceeds the fair value of the assets.

Revenue Recognition

We recognize revenue in accordance with the provisions of ASC 605-985 Software Revenue recognition. We establish persuasive evidence of an arrangement for each type of revenue transaction based on either a signed contract with an end customer, a click-through contract on our website whereby the customer agrees to our standard subscription terms, or signed or click-through distribution contracts with original equipment manufacturers ("OEMs") and other resellers.

Subscription revenue is comprised of direct and indirect sales of Xandros enterprise technologies. Accounts receivable and deferred revenue are recorded at the time a customer enters into a binding subscription agreement for the purchase of a subscription, subscription services are made available to the customer and the customer is billed. The deferred revenue amount is recognized as revenue ratably over the life of the subscription. We recognize license revenues in connection with license agreements for standard proprietary software upon delivery of the software, provided we deem collection to be probable, the fee is fixed or determinable, there is evidence of an arrangement, and vendor specific objective evidence exists with respect to any undelivered elements of the arrangement. We generally bill maintenance fees annually in advance and recognize the resulting revenues ratably over the term of the maintenance agreement. Deferred revenues represent advance payments or billings for software licenses, services, and maintenance billed in advance of the time we recognize revenues. We sell our products through two principal channels: (1) direct, which includes sales by our sales force as well as web store sales, and (2) indirect, which includes distributors, sellers, and OEMs.

Strategic alliance development revenue is comprised of amounts earned by the Company in connection with its collaboration with Microsoft Corp. (see Note 17). We recognize income from the venture with Microsoft in accordance with the terms of the related agreements.

Software Development Costs.

Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs are capitalized in accordance with ASC 985-20 Costs of Software to be Sold, Leased, or Otherwise Marketed, or ACS 985-20. Through December 31, 2010 software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized to date.

Research and Development

Research and development costs prior to completion of development of a product are expensed as incurred.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

The Company accounts for stock-based compensation given to employees in accordance with ASC 718 Compensation – Stock Compensation, or ASC 718. ASC 718 requires all share-based payments and nonvested shares issued to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period.

Comprehensive Income

The Company's comprehensive income is comprised of net income and foreign currency translation adjustments.

Net Income Per Share

The Company computes net income per share in accordance with the FASB guidance on earnings per share, whereby basic earnings per share is computed by dividing net income (loss) attributable to all classes of common shareholders less dividends accrued on our preferred stock, by the weighted average number of shares of all classes of common stock outstanding during the applicable period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased to assume exercise of potentially dilutive and contingently issuable shares using the treasury stock method, unless the effect of such increase would be anti-dilutive. For the years ended December 31, 2010 and 2009, the diluted earnings per share amounts equal basic earnings per share because the Company had net losses and the impact of the assumed exercise of contingently issuable shares would have been anti-dilutive.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. Furniture and fixtures are depreciated over 3 to 5 years. Machinery and equipment, computer equipment and computer software are depreciated over 3 years. Leasehold improvements are amortized over the life of the lease. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

Advertising

Advertising costs are expensed as incurred. Advertising expense was approximately $5,000 and $66,000 for the years ended December 31, 2010 and 2009.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In January 2010, the FASB issued amended guidance to improve disclosure requirements related to Fair Value Measurements and Disclosures-Overall Subtopic 820-10 of the FASB Accounting Standards Codification ("ASC 820-10") originally issued as FASB Statement No. 157, Fair value Measurements. The amended guidance requires companies to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for such transfers. These additional disclosure requirements were effective for reporting periods beginning March 1, 2010.

In October 2009, the FASB issued authoritative guidance on revenue recognition that will become effective for the Company beginning January 1, 2011, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence of fair value for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Company is currently evaluating the potential impact of the provisions of this new guidance on its financial statements.

Note 3 - ACCOUNTS RECEIVABLE

At December 31, 2010 and 2009 accounts receivable consist of the following:

	December 31, 2010	December 31, 2009
Accounts Receivable	$ 467,762	$ 1,125,702
Less: Allowance for doubtful accounts	45,480	144,260
	$ 422,282	$ 981,442

The accounts receivable of Xandros Inc. are pledged as security against certain bridge loans received by the Company (see Note 10 (a)).

Note 4 – REFUNDABLE TAX CREDITS

Refundable tax credits represent Ontario (Canada) tax credits for qualifying scientific, research and experimental development expenditures. The refundable credit. which is based mainly on payroll and capital expenditures for research and development, is granted by the province of Ontario through application by the Company. At December 31, 2010 the aggregate receivable of $750,000 consists of credits earned for such research and development expenditures for the taxable years ending June 30, 2009 through December 31, 2010. During the year ended December 31, 2010 approximately $370,000 of refundable credits were received by the Company and applied directly against our payroll tax liability (see Note 9) by the Canadian Government. In January 2011, the Company received a reimbursement of $300,000 for the tax year ending June 30, 2009 which was credited against our payroll tax liability by the Canadian Government.

The Company has reclassified refundable tax credits. These benefits were previously classified as a reduction of Canadian payroll tax liabilities in the consolidated financial statements. This reclassification has resulted in no change in the Company's reported Consolidated Statements of Operations and Cash Flows for the year ended December 31, 2010 and 2009.

Note 5 - OTHER CURRENT ASSETS

At December 31, 2010 and 2009 other current assets consist of the following

	2010	2009
Advances to employees	$ 70,438	$ 65,090
Escrow deposits	24,103	54,750
Other	1,292	-
	$ 95,833	$119,840

Note 6 - PROPERTY AND EQUIPMENT

At December 31, 2010 and 2009 property and equipment consist of the following:

	Useful Life	2010	2009
Furniture and fixtures	3-5 Years	$ 158,402	$ 137,731
Machinery and equipment	3 Years	143,863	134,520
Computer hardware	3 Years	1,373,828	1,318,043
Computer software	3 Years	209,140	203,058
Leasehold improvements	3-10 Years	78,200	77,516
		1,963,433	1,870,868
Less: Accumulated depreciation		1,705,808	1,328,267
		$ 257,625	$ 542,601

Note 6 - PROPERTY AND EQUIPMENT (continued)

Depreciation expense for the years ended December 31, 2010 and 2009 aggregated $306,280 and $348,656, respectively.

Note 7 – INTANGIBLE ASSETS

Identified intangible assets consisted primarily of purchased technologies, trademarks and trade names, and patents, which we amortized over the estimated useful life, generally on a straight line basis. Management determined as of December 31, 2009 based on estimated future cash flows, the carrying amount of the intangibles exceeded its fair value by $761,792 and accordingly, an impairment loss of that amount was recognized and the net book value had been fully written off. Amortization expense associated with identifiable assets was $0 and $152,208 for the years ended December 31, 2010 and 2009 respectively.

Note 8 - GOODWILL

Goodwill represents the excess of purchase price over the acquired tangible and identifiable intangible assets in the Company's June 2007 acquisition of the assets of Scalix Corporation. In accordance with ASC 350, Intangibles - Goodwill and Other, the Company completed the annual impairment test as of December 31, 2010 and no goodwill impairment was deemed necessary. At both December 31, 2010 and 2009 Goodwill aggregated $349,650.

Note 9 - PAYROLL TAXES PAYABLE

At December 31, 2010 and 2009 payroll taxes payable consist of Canadian payroll taxes payable assessed by Revenue of Canada for past due payroll taxes for prior years through December 31, 2010 , plus penalties and interest assessed.

At December 31, 2010 and 2009 there are additional US and UK payroll taxes payable which are included in accrued expenses aggregating approximately $628,000 and $418,000, respectively.

Note 10 - NOTES PAYABLE

At December 31, 2010 and 2009 notes payable, current, consists of the following:

	December 31, 2010	December 31, 2009
Bridge loans (a)	$ 144,397	$181,156
Bridge loan (b)	-	350,000
Bridge loan (c)	437,600	-
	$ 581,997	$ 531,156

Note 10 - NOTES PAYABLE (continued)

(a) Loans advanced by three unrelated individuals in September 2009 aggregating $175,000. In January 2010 one of the loans, with a principal balance of $50,000, was repaid with interest. The loans bear interest at a rate of 12% per annum. As of December 31, 2010 and December 31, 2009 an aggregate of $19,397 and $6,156, respectively, of interest was accrued on these loans. The loans, which are secured by Xandros Inc's. accounts receivable, were originally due on November 15, 2009. Both parties have agreed to extend these loans indefinitely with the Company agreeing to issue the note holders warrants to purchase the Company's stock which amounts are based on the principal amount of the loans. The warrants are to have a 5 year life and an exercise price of $0.278 per share

(b) Loan received from one individual in September 2009 for working capital purposes. The loan which was originally due in February 2010 was converted in full satisfaction into 1,283,629 shares of Company common stock in March 2010.

(c) Loan received of $500,000 from one individual on October 12, 2010 for working capital purposes. The loan which is due April 12, 2011 bears interest at 18% per annum and is convertible into the Company's common stock at a purchase price of $0.22 per share. Interest payments of $7,500 per month commenced November 12, 2010 with principal due at maturity. The Company issued the note holder warrants to purchase 12 million shares of its common stock at a price of $0.2789 per share. The warrants are exercisable for up to eight years from the date of issuance. The Company determined , as of the date the note was issued, the warrants had an aggregate value of $120,000 which is being expensed to interest over the life of the related debt and is considered a discount on the note payable. The balance at December 31, 2010 includes accrued and unpaid interest of $4,600 and is net of unamortized discount of $67,000. Upon an election by the individual to convert his note the Company will issue to him a warrant to purchase an additional 1 million shares of the Company's stock with the same terms as the initial warrants. Under the terms of the agreement if the Company does not file to become a public company, as defined in the agreement, within 6 months from the date of the agreement (April 12, 2011) the Company will pay the individual an additional $250,000 which will be due April 12, 2017 and will earn interest at 18% per annum with interest payments of $3,750 payable monthly.

In consideration of the loan the Company's CEO has provided the individual, as security collateral, 50% of his warrant (see Note 14), which will be reduced to 25% if the Company common stock is publicly traded within one year of the date of the loan agreement. If the loan is not repaid by the due date, as long as the Company continues to pay monthly interest, including interest on the additional $250,000 if applicable, the individual cannot utilize any portion of the security collateral. Any of the security collateral not used to satisfy outstanding amounts under the loan will be returned .

Note 11- LOANS PAYABLE - RELATED PARTIES

At December 31, 2010 and 2009 loans payable–related parties consist of the following:

	December 31, 2010	December 31, 2009
Note payable to shareholder (a)	$ 627,424	$ 606,292
Loan payable to shareholder (b)	484,500	484,500
Due to officer (c)	107,000	35,000
Due to Shareholder (d)	27,840	50,000
Other (e) (f)	247,473	55,825
	$ 1,494,237	$ 1,231,617

(a) Loan of $450,000 was obtained from a shareholder of the Company, who is also a member of the Company's board of directors, in February 2005, for working capital purposes, with no fixed date of repayment. In late 2010 $17,500 was repaid on this loan. The loan is unsecured and not convertible and bears interest at a rate of 6.25 % per annum. The Company and the shareholder are amicably negotiating a definitive repayment date of the note. At December 31, 2010 and December 31, 2009 the balance due the shareholder includes accrued interest of $177,424 and $156,292, respectively.

(b) Loan of $425,000 was obtained from a shareholder of the Company in June 2005 for working capital purposes. An additional $59,500 was advanced during the year ended December 31, 2008. The loan is unsecured, is not convertible, is non-interest bearing, and has no fixed repayment date.

(c) From April 2006 through December 2008 the Company borrowed an aggregate of 152,310 from our CEO for working capital purposes. Through December 31, 2009 $117,310 of these loans were repaid. An additional $170,000 was advanced to the Company by our CEO, and $98,000 repaid, during 2010. The borrowings do not bear interest and have no fixed repayment date.

(d) Loan advanced in 2009 by a shareholder of the Company. In 2010, $22,160 was repaid on this loan. The loan is non-interest bearing and has no fixed repayment date.

(e) In November 2009 a 55,000 loan was received by the Company from the CEO's son, and in early 2010 an additional $125,000 was received, all for working capital purposes. The borrowings bear interest at 1.5% per month and have no fixed repayment date. As of December 31, 2010 and 2009 the balance due on these loans aggregated $213,473 and $55,825, including accrued interest, respectively.

(f) In 2010 the CEO's brother, who is an employee of the Company, advanced to the Company an aggregate of $74,000 for working capital purposes of which $40,000 has been repaid. These loans are non-interest bearing and have no fixed repayment date.

Note 12 – ACCRUED OFFICERS SALARIES AND ACCRUED EXPENSES

Accrued officers' salaries consist of salaries earned by our CEO for the year ending December 31, 2004 through December 31, 2010 and amount earned by the COO of Xandros Corp. for the year ending December 31, 2008 through December 31, 2010, which has not been paid. At December 31, 2010 and 2009 amounts due our CEO for past due wages aggregated $3,454,270 and $2,998,270, respectively. At December 31, 2010 and 2009 amounts due the COO for past due wages aggregated $467,295 and $305,341, respectively

At December 31, 2010 and 2009, other accrued expenses consist of the following:

	December 31, 2010	December 31, 2009
Professional and consulting fees	$ 119,009	$ 98,798
Payroll and related	5,144,493	2,162,170
Legal fees	148,247	-
Subcontracting	-	242,618
Other	34,514	138,455
	$ 5,446,263	$ 2,642,041

Note 13 – COMMON AND PREFERRED STOCK

Common Stock

During the year ended December 31, 2010 Company issued shares of its common stock as follows:

	Number of shares of common stock issued
Sales of common stock	1,303,782
Issuance of stock for services	1,750,000
Conversion of debt	1,283,629
	4,337,411

In June 2008, the Company acquired substantially all of the assets of Linspire Inc, a privately held software developer. In connection with the acquisition the Company gave the seller the right to sell back to the Company up to 819,672 of the 4,098,360 shares issued to acquire the assets at a price of $0.61 per share (the "Put Right") if the Company completes a financings, as defined in the Asset Purchase Agreement, of not less than $5 million. If the financing is greater than $5 million but less than $10 million then the number of shares puttable will be proportionately adjusted based on the per share price of $0.61. The Put Right terminates upon the date the Company's common stock becomes publicly traded, as defined. In early 2010 the seller waived the right to exercise the Put Right for the round of financing the Company was then trying to raise at that time. In connection with this waiver the Company issued to the seller 250,000 shares of its common stock. The Company valued, and expensed, the stock issued based on what management deemed to be the fair value of the stock on which the date the waiver was agreed

Note 13 – COMMON AND PREFERRED STOCK (continued)

In February 2010 we sold 1,249,999 shares of our common stock to five accredited investors, for $275,000 and issued to them warrants to purchase 624,995 shares of common stock at an exercise price of $0.28 per share. The warrants are exercisable for five years from date of issuance.

In February 2010 the Company issued 1,500,000 shares of its common stock as compensation to a consultant to the Company in connection with certain strategic alliances. The Company valued, and expensed, the stock issued based on what management deemed to be the fair value of the stock on the date the stock was granted.

In August 2010 we sold 53,783 shares of our common stock to an accredited investor, for $15,000 based on a purchase price of $0.2789 per share.

Preferred Stock

The holders of the Series A Preferred Stock are entitled to receive, out of funds legally available for such purpose, prior in preference to any declaration or payment of any cash dividends on the Company's common stock, cumulative dividends, which accrue at the rate of 8% of the original purchase price per annum per share (the original purchase price being $0.222/share), as adjusted for stock splits, stock dividends, recapitalizations, reclassifications and similar events which affect the Series A Shares. Under the terms of the settlement of the lawsuit against the Company on October 20, 2010 by two related limited liability entities which are holders of our Series A Preferred Stock and by Ronald S. Dagar, an individual control person of such entities and a current board member of Xandros (the "Settlement Agreement") the rate at which dividends shall accrue has increased from 8% per annum to 12% per annum, which 4% per annum increase in the dividend rate is retroactively effective January 1, 2009 and shall continue until the date on which a Public Listing, as defined, occurs. The statement of operations for the for the year ended December 31, 2009 has been adjusted to reflect this retroactive increase which has resulted in an increase in loss attributable to common stockholders of $138,443. The cumulative dividends are payable, at the option of the Company, either (i) in cash, or (ii) as a pay-in-kind dividend, for which additional Series A Preferred Stock will be issued in payment of such cumulative dividends at a value of $0.222 per share subject to the type of adjustments previously noted. The cumulative dividends accrue regardless of whether there are profits, surplus or other funds of the Company legally available for payment of such dividends. The holders of the Series A Preferred Stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders.

At December 31, 2010 and 2009 cumulative preferred dividends in arrears aggregated $5,941,038 ($0.095 per share) and $4,279,785 ($0.069 per share), inclusive of the 4% increase, respectively. Purchasers of the Series A Preferred Stock and the placement agents in the offering were issued warrants to purchase an aggregate of 12,471,920 and 2,542,420, shares of Common Stock, respectively at an exercise price of $0.2779 per share of Common Stock, and are exercisable for seven years from date of issuance.

The Series A Preferred Stock, including accrued but unpaid dividends, is convertible into Common Stock at the election of the holders of such preferred stock, and will automatically occur The Series A

Note 13 – COMMON AND PREFERRED STOCK (continued)

Preferred Stock, including accrued but unpaid dividends, is convertible into Common Stock at the election of the holders of such preferred stock, and will automatically occur under certain circumstances involving an initial public offering of the Company's common stock or if such stock is listed on a national securities exchange. The conversion price into Common Stock is $0.222 per share of Common Stock, subject to adjustment.

The Company shall file a registration with respect to the Common Stock issuable upon conversion of the Series A Preferred Stock and the related warrants and accrued dividends, including the placement agent warrants, upon request of the Preferred Stock holders subject to certain limitations and parameters. The Company shall, as expeditiously as possible, use its reasonable best efforts to affect the registration. Under the terms of the Settlement Agreement the two limited liability entities which are holders of our Series A Preferred stock, Ronald S. Dagar and an additional entity which is a holder of our Series A Preferred Stock have waived their "demand" registration rights until the date on which a Public Listing, as defined, occurs but retain certain "piggy-back" registration rights.

The holders of the Preferred Stock have certain preemptive rights pertaining to the issuance of the Company's common stock. These rights terminate upon the earliest of (i) the closing of a Qualified Initial Public Offering, as defined, (ii) the date on which the Company's common stock becomes publicly traded on a national securities exchange and (iii) such time as no shares of Series A Preferred Stock remain outstanding.

In accordance with the terms of the Settlement Agreement the Company amended its Certificate of Incorporation (as of October 21, 2010) to, among other things, increase the number of authorized shares of its common stock to 500 million shares and increase the number of authorized shares of its preferred stock to 175 million shares.

Note 14 – WARRANTS

The following is a summary of the Company's outstanding warrants to purchase Common Stock at December 31, 2010 and 2009:

		Warrants		Exercise Price Per Warrant
Warrants outstanding December 31, 2008	$	26,429,283	$	0.26
Granted		1,250,893		0.28
Exercised		-		-
Forfeited		(3,605,523)		0.30
Warrants outstanding December 31, 2009		24,074,653	$	0.24
Transferred	*	100,000		0.35
Transferred	*	5,430,000		0.01
Granted		624,995		0.28
Granted		12,000,000		0.279
Exercised		-		-
Forfeited		(674,579)		0.24
Forfeited		(68,125)		0.30
Forfeited		(52,500)		0.35
Warrants outstanding December 31, 2010		41,434,444	$	0.22

* Assigned and transferred from warrant issued to the Company's CEO (see below)

The warrants issued in 2010 at an exercise price of $0.28 were originally issued at $0.15 in April 2010 and were subsequently cancelled and re-issued at $0.28 in December 2010 and

In addition, in April 2010 the Company issued warrants to several employees of the Company to

Note 14 – WARRANTS (continued)

purchase an aggregate of 1,550,000 share of our common stock which were subsequently cancelled. The Company's CEO subsequently assigned and transferred to these employees an aggregate of 930,000 warrants under his warrant an exercise price of $0.01 per share.

The value of the warrants on the date of grant were calculated using the Black-Scholes formula with the following assumptions: risk free – rate 1.7-3.0%, expected life of warrants – 2-8 years, expected stock volatility – 63-73%, expected dividend yield – 0%.

In addition to the above warrants, the Company issued to its CEO, as a condition of his employment, a warrant to purchase such number of shares of Common Stock, as would represent 30% of the Common Stock outstanding on a fully diluted basis. Therefore the number of shares of Common Stock issuable under the warrant will be adjusted from time to time, following the issuance of more shares, options, or warrants by the Company, until the Company's sale or Initial Public Offering, as defined in the warrant agreement. The warrant had an initial exercise price of $0.05 per share at the time of his employment, but which is proportionally reduced with the issuance of more shares to him, and with the additional provision that the total cost of purchasing all of the Common Stock purchasable under the warrant does not exceed $500,000. The warrant contains a cashless exercise provision. The warrant is exercisable through January 17, 2013. At December 31, 2010 and 2009 the number of shares of Common Stock issuable under this warrant aggregated approximately 89,700,000 and 87,900,000 shares, respectively which are net of amounts assigned and transferred as of December 31, 2010 and 2009 aggregating 5,530,000 and 0, respectively. At both December 31, 2010 and 2009 this warrant was determined to have no value.

Note 15 - STOCK PLAN

In December 2001 the Company adopted its 2001 Employee Stock Plan (the Plan) which provides for awards of incentives of non-qualified stock options, incentive stock options (to the Company's U.S. employees), restricted stock ,and stock, for its officers, employees, consultants and directors in order to attract and retain such individuals and to enable them to participate in the long-term success of the Company. The Plan terminates automatically ten years from date of adoption. As of December 31, 2010 there were 6,828,513 options issued and outstanding and 5,910,624 options, issued, outstanding and exercisable (vested) under the Plan. As of December 31, 2009 there were 25,365,290 options issued, and outstanding and 13,169,112options, issued, outstanding and exercisable (vested) under the Plan. Stock options granted under the Plan are granted with an exercise price at or above the fair market value of the underlying common stock at the date of grant, generally vest evenly over a three year period and expire 10 years after the grant date. Many of the stock option agreements contains a provision which grants the employee the right to exercise the options prior to vesting with the Company reserving the right to repurchase the unvested shares of common stock at the original exercise price if the employee terminates employment before vesting in all shares purchased. If the employee terminates for any reason except death or disability, the option will expire on the 90th day after the termination date. During such 90-day period, the employee may exercise that portion of the option that was vested on the termination date. Termination due to death or disability extends the exercise period to 6 months from termination date. In case of a change of control, as defined in the

Note 15 - STOCK PLAN (continued)

Plan, the Company's Board of Directors determines whether an award shall become fully vested in the event of such change in control occurs with respect to the Company.

As of December 31, 2010 the COO of Xandros Corp. agreed to cancel an aggregate of 8,550,000 stock options in order to make them available to other employees of the Company. In consideration of the cancellation the Company's CEO assigned and transferred an aggregate of 4,500,000 warrants under his warrant agreement (see Note 14) to the COO. The warrants transferred, which have an exercise price per share of $0.01 and are exercisable through January 17, 2013, have been determined to be of equivalent value to the stock options surrendered.

Employee stock options are accounted for using the Black-Scholes option-pricing model with the following weighted average assumptions: 2009 – expected dividend yield of 0%, risk free interest rate of 3.5% expected volatility 73.7% and expected life of 10 years. In compliance with ASC 718, the Company uses the modified prospective methodology in recording compensation expense associated with options.

Stock option activity during the years ended December 31, 2010 and 2009 was as follows:

	2010			2009		
	Shares		Weighted Average Exercise Price	Shares		Weighted Average Exercise Price
Outstanding at beginning of period	25,365,290	$	0.09	14,226,734	$	0.09
Granted	-	$	-	12,803,000	$	0.10
Exercised	-	$	-	-	$	0.10
Cancelled	(8,550,000)	$	0.10	-	$	-
Forfeited	(9,986,777)	$	0.10	(1,664,444)	$	-
Outstanding at end of period	6,828,513	$	0.10	25,365,290	$	0.09
Exercisable at end of period	5,910,624	$	0.09	13,169,112	$	0.09
Weighted average fair value of grants during the period		$	-		$	0.05

Note 15 - STOCK PLAN (continued)

The following table summarizes activity pertaining to options outstanding and exercisable at December 31, 2010 :

	Options Outstanding			Options Exercisable		
Exercise price	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Intrinsic Value
$0.04	921,000	0.80	$0.04	921,000	$0.04	$ -
0.05	800,000	6.09	$0.05	800,000	$ 0.05	$ -
0.10	4,837,513	5.46	$0.10	3,926,291	$ 0.10	$ -
0.22	20,000	8.12	$0.22	13,333	$ 0.22	$ -
0.30	250,000	6.09	$0.30	250,000	$ 0.30	$ -
	6,828,513	4.94	$ 0.09	5,910,624	$ 0.09	$ -

The following table summarizes activity pertaining to the Company's non-vested options for the years ended December 31, 2010 and 2009:

	Shares	Weighted Average Exercise Price
Nonvested at December 31, 2008	4,785,277	$ 0.10
Granted	12,803,000	0.10
Canceled or expired	-	-
Forfeited	(1,664,444)	0.10
Vested	(3,727,655)	0.09
Nonvested at December 31, 2009	12,196,178	$ 0.10
Granted	-	-
Cancelled or expired	(2,177,798)	0.10
Forfeited	(4,778,000)	0.10
Vested	(4,322,510)	0.10
Nonvested at December 31, 2010	917,869	$ 0.10

Stock option expense for the years ended December 31, 2010 and 2009, was $161,790 and $147,260, respectively.

Note 16 – COMMITMENTS AND CONTINGENCIES

Employment Agreement

On September 15, 2003 the Company entered into a three year employment agreement with its Chief Executive Officer. The agreement automatically extends for additional three years if notice is notice is not given by the Company prior to each anniversary date. The employment agreement contains annual salaries, bonuses, severance payments and other benefits.

Operating Leases

The Company leases office space under an operating lease with minimal annual rentals of $133,600 through January 2011. The Company is currently negotiating an extension of this lease through June 30, 2011. Lease expense under all leases amounted to $125,111 and $305,600 (including amounts in 2009 under an operating lease for Xandros Corporation which, as of January 1, 2010, is on a month to month basis), for the year ended December 31, 2010 and 2009, respectively.

At December 31, 2010 , future minimum payments for all leases are approximately as follows:

Year	Amount
2011	$11,100

Litigation

In December 2009, Paragon Software Group ("Paragon") a company which provided technology for certain products that the Company sells filed a claim against us in The Supreme Court of the State of New York for alleged breach of contract and is seeking $138,348 for alleged past due amounts. The Company has served an answer and discovery demands. Paragon moved to serve an amended complaint increasing the damages to $157,463 and substituting Paragon Technologies GmbH as plaintiff. The Company filed with the court to have Paragon provides detail and specifics. They have not responded. Although the Company plans to vigorously defend this suit the full amount of the plaintiffs claims have been accrued as of December 31, 2010.

Dennis Publishing Limited, a former vendor of the Company, filed a claim in the Liverpool High Court to recover 23,079 pounds (approximately $37,000 US$). A judgement has been entered in England against Xandros by default. Such amount has yet to be paid by the Company.

An action in breach of contract was commenced at the Ontario Superior Court by Quantum Management Services Limited and Quantum Technology Recruiting Inc. (jointly "Quantum") against Xandros Corporation and Xandros Inc. (jointly "Xandros") on March 17, 2009 for the amount of $254,511. This action was subsequently settled through Minutes of Settlement which contemplate that Xandros will pay to Quantum the amount claimed through monthly payments until the entire amount claimed is paid. On August 27, 2009, Quantum Management Services Limited initiated two actions in breach of contract at the Small Claims Court of the Ontario Superior Court of Justice against Xandros

Note 16 – COMMITMENTS AND CONTINGENCIES (continued)

for the amounts of $7,796 and $8,789. Quantum and Xandros subsequently agreed that both of these actions would be settled whereby the amounts claimed in the two Small Claims Court Action will be paid by Xandros to Quantum in accordance with the terms of the Minutes of Settlement by adding additional monthly payments to the ones contemplated in the Minutes of Settlement. Xandros was in default of the Minutes of Settlement for its failure to make some monthly payments and Quantum subsequently obtained judgment against Xandros for the amounts still owing under the terms of the Minutes of Settlement. Xandros began a payment schedule with respect to the amounts owing under the judgment but subsequently defaulted on the payment arrangement. Approximately $113,640 remains unpaid to Quantum which has been accrued for by the Company as of December 31, 2010. The Company has not received further communication from Quantum regarding this matter.

149 Madison Avenue LLC, the Company's current lessor in NYC filed two claims in the Civil Court, New York County for nonpayment of rent. Both cases were settled with the landlord obtaining a judgment of possession and a warrant of eviction. The warrant has not been executed. The Company and the landlord are currently negotiating a payment plan. The rent owed is approximately $100,000.

On September 15, 2010 a former employee of Xandros Corp. commenced an action in the Ontario Superior Court of Justice for unpaid wages and constructive dismissal against Xandros Corp. and Xandros Inc. seeking damages in the amount $290,578. The former employee claims that both Companies are common employers. We have defended this claim and denied that Xandros Inc. has any liability. On November 23, 2010 Xandros Corp. executed minutes of settlement and agreed to pay the total sum of $100,000. Xandros Corp. failed to make any payments under the settlement agreement. As a result, the action is still ongoing. We believe that once we have adequate funds to pay the amounts under the original executed minutes of settlement that it will be upheld. Approximately $100,000 remains unpaid to the former employee which has been accrued for by the Company as of December 31, 2010.

Six former employees of Xandros Corp, a wholly owned subsidiary of the Company, filed claims against Xandros Corp in either Ontario Superior Court or Ontario Small Claims Court aggregating approximately $220,000 (Cdn$) which has been accrued by the Company as of December 31, 2010.

In addition to the above, in October 2010 the Ontario Ministry of Labor issued to Xandros Inc. an order to pay past due wages and related (the "Order") aggregating approximately $1,000,000 to both past and present employees of Xandros Corp. We have responded to the Ministry in respect to this and submitted that Xandros Inc. should not be held liable for these debts. Although at the time of the Order the past due compensation owed by Xandros Corp was over $3,000,000 the order to pay is limited to $10,000 per employee. The order to pay has yet to be satisfied by the Company. The amounts of the Order and the balance of the unpaid wages owed by Xandros Corp. has been accrued for as of December 31, 2010.

Other than the above we believe that the Company is currently not subject to litigation, which, in the opinion of our management, is likely to have a material adverse effect on us.

Note 17 - STRATEGIC ALLIANCE DEVELOPMENT

In mid 2007 Xandros, Inc. and Microsoft Corporation entered into various agreements for Xandros to develop one or more application management packs that run on the Microsoft system center management platform and to integrate technology with the Scalix email platform. The agreements are for an original term of five years. The agreement pertaining to the Scalix email platform is automatically extended for three years unless terminated in writing by either party. For the years ended

Note 17 - STRATEGIC ALLIANCE DEVELOPMENT (continued)

December 31, 2010 and 2009, $0 and $2,000,000, respectively, was received under these agreements. At December 31, 2010 and 2009 amounts under these agreements included in deferred revenue aggregated $666,667 and $2,000,000 respectively. The amounts deferred is being recognized into income upon shipment of the related software by Microsoft or ratably over life of the agreement, based on management's expectations of actual and expected corresponding sales. For the year ended December 31, 2010 the Company has recognized as revenue $1,333,333 of the amounts previously deferred.

Note 18 - INCOME TAXES

No provision for taxes on income is included in the accompanying statements of operations because of the net operating losses in both fiscal years. Xandros Inc., Scalix Inc , Linspire Inc. and Xandros Corp. (and now Bridgeways) file a consolidated U.S. income tax return on a June 30 tax year. Xandros Corp also files a Canadian tax return on a June 30 tax year. In addition, the Company files income

tax returns in the United Kingdom and Germany for its wholly owned subsidiaries which operate in these locations both on a December 31 tax year.

Our income (loss) before taxes consisted of the following components:

	Years Ended December 31,	
	2010	2009
United States	$ 294,258	$ (1,515,126)
International Operations	(5,251,544)	(8,492,525)
	$ (4,957,286)	$(10,007,651)

The Company provides for the tax effect of transactions reported in the financial statements. The provision, if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of that difference, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Note 18 - INCOME TAXES (continued)

The Company has net operating loss carry forwards for income tax purposes of approximately $40,000,000 at December 31, 2010 for U.S. income taxes. These carry forward losses may be available to offset future taxable income, if any, and expire in various years through 2029. The Company has operating loss carry forwards for Canadian and United Kingdom of approximately $45,000,000 and $8,000,000, respectively at December 31, 2010.

At December 31, 2010 and 2009, components of the deferred tax assets are as follows:

	2010	2009
Net operating loss	$ 15,736,000	$13,360,000
Compensation	1,348,000	305,000
Allowance for doubtful accounts	15,000	49,000
Stock based compensation	55,000	30,000
	17,154,000	13,744,000
Less valuation allowance	(17,154,000)	(13,744,000)
	$ -	$ -

A valuation allowance has been provided against the entire deferred tax asset due to the uncertainty of future profitability of the Company. Management's position with respect to the likelihood of recoverability of these deferred tax assets will be evaluated each reporting period.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows for the years ended December 31, 2010 and 2009:

	2010	2009
Statutory federal tax (benefit) rate	(34)%	(34)%
Statutory state tax (benefit) rate	(4)%	(4)%
Valuation allowance	38 %	38 %
Effective income tax rate	-%	-%

We file income tax returns in the U.S. federal jurisdiction and various states as well as in Canada, United Kingdom, and Germany. With few exceptions the Company is no longer subject to U.S. federal or state/local income tax examinations by taxing authorities for years prior to 2007.

Note 19 – CUSTOMER CONCENTRATION

For the year ended December 31, 2010 and 2009 Microsoft Inc. accounted for 31% and 14%, respectively of revenue .As of December 31, 2009 certain agreements with one of our major customers expired. Accordingly, beginning in 2010, revenues from this customer have diminished. For the year ended December 31, 2010 and 2009 this customer accounted for 1% and 44%, respectively, of revenue.

Note 20 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2010 and through the date of these consolidated financial statements were available for issue to assess the need for potential recognition or disclosure in this report and other than the below to items there have been no subsequent events that warrant disclosure by the Company

The Company is in negotiations to a specific acquirer sell a minority interest in Scalix Inc. The potential agreement would contain a call option which would allow the acquirer to purchase the balance, but not less than all, of the balance, of the Scalix shares, for a period specified in the agreement. The agreement would also contain a put option which would give the Company the right to require the acquirer to purchase from the Company. all, but not less than all, of the balance of the Scalix shares. The put option would be exercisable through a date specified in the agreement. The agreement is pending approval of the Company's board of directors.

On March 28, 2011 the Company filed a Form 1-A with the SEC which is an offering to sell our securities pursuant to SEC Regulation A, which is an exemption from registration with the SEC, which allows for the raise of up to $5 million in any 12-month period from anyone subject to certain limitation as is defined in the regulation. The ability to sell our securities pursuant to Regulation A is subject to "qualification" of our Form 1-A by the SEC.

In March 2011 we sold an aggregate of 900,901 shares of our common stock to an accredited investor, for $200,000 and issued warrants to purchase 359,712 shares of common stock at an exercise price of $0.278 per share. The warrants are exercisable for five years from date of issuance.

Exhibit

2.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
XANDROS, INC.

Xandros, Inc., a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

1. The name of the corporation is Xandros, Inc. The original Certificate of Incorporation of Xandros, Inc. was filed with the Secretary of State of the State of Delaware on August 23, 2001, and was amended on June 30, 2004 and June 28, 2006.

2. Pursuant to Sections 242 and 228 of the General Corporation Law of the State of Delaware, the amendments and restatement herein set forth have been duly approved by the Board of Directors and stockholders of Xandros, Inc.

3. Pursuant to Section 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates and integrates and amends the provisions of the Certificate of Incorporation of this corporation.

4. The text of the Certificate of Incorporation is hereby restated and amended to read in its entirety as follows:

FIRST. The name of this corporation (the "Company") is Xandros, Inc.

SECOND. The registered office of the Company in the State of Delaware is located at 15 East North Street, in the City of Dover, in the County of Kent, in the State of Delaware 19901; and the name of its registered agent at such address is United Corporate Services, Inc.

THIRD. The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the Company shall have authority to issue is Six Hundred Seventy Five Million (675,000,000), Five Hundred Million (500,000,000) of which shall be shares of common stock, $0.001 par value per share (the "Common Stock"), and One Hundred Seventy Five Million (175,000,000) of which shall be shares of blank check preferred stock, $0.001 par value per share (the "Preferred Stock").

The following is a statement of the designations, and the relative rights, preferences, and limitations with respect to the Series A Preferred Stock (as defined below) and the Common Stock. All cross-references in each subdivision of this Article FOURTH refers to other paragraphs in such subdivision, unless otherwise indicated.

THE SERIES A CONVERTIBLE PREFERRED STOCK

1. Designation of Series of Preferred Stock. Eighty million (80,000,000) shares of Preferred Stock are designated and known as "Series A Convertible Preferred Stock" (the **"Series A Preferred Stock"**).

2. Issuance; Rank. The issuance price of the Series A Preferred Stock shall be $0.222 per share (the "**Original Purchase Price**"*)*. The Series A Preferred Stock shall rank senior to the Common Stock and any other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon the liquidation, dissolution or winding up of the Company. The date on which any share of Series A Preferred Stock is issued shall hereinafter be referred to as the "**Original Issue Date**" for such share.

3. Dividends.

3.1 The holders of record of Series A Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, prior and in preference to any declaration or payment of any dividends (payable other than in Common Stock or other securities convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock) on the Common Stock, cumulative dividends ("**Cumulative Dividends**"), which shall accrue at the rate of eight (8%) percent of the Original Purchase Price per annum per share, as adjusted for stock splits, stock dividends, recapitalizations, combinations, reclassifications and similar events which affect such shares of Series A Preferred Stock (an "**Adjustment**"); provided, however, as of January 1, 2009 through the date on which the Common Stock (or any stock for which the Common Stock is exchanged, including stock issued to the holders of the Common Stock pursuant to a reverse triangular merger) is listed or quoted and publicly traded on the New York Stock Exchange, The NASDAQ Stock Market, NYSE Amex Equities, the Over the Counter Bulletin Board (or any successor thereto, provided that such successor has substantially similar requirements on securities to be eligible for quotation), OTCQX, or OTCQB (for the avoidance of doubt, the listing or quotation and public trading of the Common Stock on any listing or quotation system operated by Pink OTC Markets Inc. other than OTCQX or OTCQB will not be deemed listed or quoted for purposes of this Section 3.1) (a "**Public Listing**"), the Cumulative Dividends shall accrue at the rate of twelve (12%) percent of the Original Purchase Price per annum per share. The Cumulative Dividends shall be payable, at the option of the Company, either (i) in cash or (ii) as a pay-in-kind dividend, for which additional shares of Series A Preferred Stock issued in payment thereof shall be assumed to have the value of the Original Purchase Price, as adjusted to reflect changes to the Conversion Price under Section 6.4 hereof. The Cumulative Dividends on each share of Series A Preferred Stock shall begin to accrue as of the Original Issue Date for such share. Cumulative Dividends will accrue regardless of whether there are profits, surplus or other funds of the Company legally available for payment of dividends. Dividends shall be payable pro rata for partial year periods.

3.2 No dividends (other than dividends payable solely in Common Stock or other securities convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock, which such dividends shall be subject to the further provisions of Section 6.4 below) shall be declared or paid upon the Common Stock or other securities ranking junior to the Series A Preferred Stock unless equivalent dividends, on an as-converted basis, are declared and paid concurrently on the Series A Preferred Stock.

4. **Liquidation, Dissolution or Winding Up.**

4.1 **Liquidation Preference.** In the event of any liquidation, dissolution or winding up of the Company (a "**Liquidation Event**"), the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings (the "**Corporate Assets**") shall be distributed as follows:

4.1.1 First, before any distribution of assets shall be made to the holders of Common Stock, the holder of each share of Series A Preferred Stock then outstanding shall be entitled to be paid out of the Corporate Assets an amount per share equal to the sum of (i) the Original Purchase Price (subject to an Adjustment), plus (ii) all dividends, including the Cumulative Dividends, accrued but unpaid, on such share up to the date of distribution of the assets of the Company (the "**Liquidation Preference**"). If upon the occurrence of a Liquidation Event, the Corporate Assets shall be insufficient to pay the holders of shares of Series A Preferred Stock the Liquidation Preference, the holders of shares of Series A Preferred Stock and any class or series of stock, ranking on liquidation on a parity with the shares of Series A Preferred Stock, shall share ratably in the distribution of the entire remaining Corporate Assets in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

4.1.2 Second, after distribution of the Liquidation Preference, the remaining Corporate Assets shall be distributed among the holders of Common Stock and the holders of the Series A Preferred Stock (as if such shares of Series A Preferred Stock had been converted into Common Stock pursuant to Section 6 below) on a pro-rata basis.

4.2 **Material Events - Treatment as Liquidation Events.** A sale, transfer, exchange or lease of all or substantially all of the assets of the Company, or an acquisition of the Company by means of any transaction or series of related transactions (including by merger or consolidation) in which the stockholders of the Company immediately prior to such transaction or transactions own less than fifty (50%) percent of the voting power of the surviving entity in the transaction (any such event, a "**Material Event**") shall be deemed to be a Liquidation Event for the purposes of this Section 4). Notwithstanding the foregoing, any holder of Series A Preferred Stock may elect, in such holder's sole discretion, upon written notice to the Company not less than three (3) days before any Material Event, for such Material Event not to be deemed to be a Liquidation Event within the meaning of this Section 4 with respect to such holder's shares of Series A Preferred Stock.

4.3 **Notice as to Liquidation Event.** Written notice of a Liquidation Event stating a payment date, the amount of the liquidation payment (as calculated under Section 4.1) and the place where said liquidation payment shall be payable, shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, not less than ten (10) days prior to the payment date stated therein, to the holders of record of the

Series A Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Company.

5. Voting.

5.1 Voting on "As-Converted" Basis. Each holder of outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held of record by such holder are convertible (as adjusted from time to time pursuant to Section 6 hereof) at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by law and by the provisions of Sections 5.2 and 5.3 below, the holders of shares of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

5.2 Protective Provisions. So long as any of the shares of Series A Preferred Stock are outstanding, the Company or, as applicable, any subsidiary (of which more than 50% of the voting stock is owned by the Company) shall not (in the case of a subsidiary, based upon the Company's exercise of its voting rights as a stockholder thereof), without first obtaining the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, acting or voting separately as a class:

5.2.1 enter into any transaction or series of related transactions (including a merger or consolidation) after which the holders of the Company's voting securities immediately prior to such transaction or transactions own less than fifty (50%) percent of the voting power of the surviving entity in the transaction, or enter into any transaction or series of transactions in which all or substantially all of the assets of the Company are sold or exclusively licensed;

5.2.2 effectuate a liquidation, dissolution or winding up of the Company or any of its subsidiaries;

5.2.3 amend, alter or repeal any provision of the Certificate of Incorporation of the Company, the By-Laws of the Company, this Certificate of Designation or any other certificate of designation filed pursuant to Section 151 of the GCL in a manner that changes or modifies the rights, preferences, or privileges of the Series A Preferred Stock;

5.2.4 authorize any other class or series of stock having parity with, or senior to, the Series A Preferred Stock;

5.2.5 increase the authorized number of shares of the Series A Preferred Stock;

5.2.6 redeem or repurchase shares of the Company's capital stock except for repurchases (a) from stockholders pursuant to contractual rights of the Company in effect as of the date hereof, (b) from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment, and (c) provided herein;

5.2.7 effectuate a reclassification or recapitalization of the outstanding capital stock of the Company;

5.2.8 effect any sale, transfer, assignment, license or sublicense of any patent, copyright, trademark, trade name, software or other intellectual property that is used or developed by the Company or any subsidiary and is material to the conduct of its business, other than in the ordinary course of business;

5.2.9 permit any subsidiary to issue or sell, or obligate itself to issue or sell, except to the Company or any wholly-owned subsidiary, any stock or other equity securities of such subsidiary;

5.2.10 take any action which would result in taxation of the holders of Series A Preferred Stock under Section 305 of the Internal Revenue Code of 1986 (or any comparable provision of the Internal Revenue Code as hereafter from time to time as amended);

5.2.11 create, form, incorporate or organize a subsidiary of the Company;

5.2.12 effect any initial public offering of the securities of the Company or any of its subsidiaries pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), other than a Qualified Public Offering;

5.2.13 increase or decrease the authorized size of the Board; or

5.2.14 declare or pay any dividend on any shares of Common Stock or Preferred Stock (other than the dividends payable with respect to the Series A Preferred Stock under Section 3 above or dividends payable on the Common Stock solely in the form of Common Stock).

5.3 Series A Director. Until the earliest to occur of (i) a Qualified Public Offering (as defined in Section 7.1 below), (ii) the date on which a Public Listing (as such term is defined in Section 3.1 herein) occurs, (iii) the closing of a transaction resulting in a sale for cash of substantially all of the assets of the Company and (iv) such time as less than 20% of the originally issued shares of Series A Preferred Stock (as adjusted to reflect stock splits, reverse stock splits, stock dividends and the like) remains outstanding, the holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board (the "**Series A Director**").

6. Optional Conversion. The holders of shares of Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

6.1 Right to Convert. (a) Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and nonassessable shares of Common Stock as is obtained by dividing the Original Purchase Price plus the amount of any accrued but unpaid dividends (including accrued but unpaid Cumulative Dividends) on such Series A Preferred Stock by the Conversion Price (as defined below) in effect at the time of conversion. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Series A Preferred Stock without payment of additional consideration by the holder thereof (the **"Conversion Price"**) shall initially be the Original Purchase Price. Such initial Conversion Price shall be subject to adjustment as provided below.

(b) Upon the occurrence of a Liquidation Event, the Conversion Rights shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of shares of Series A Preferred Stock.

6.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of shares of Series A Preferred Stock. In lieu of any fractional shares to which the holder of Series A Preferred Stock would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then-effective Conversion Price. Whether or not a holder of Series A Preferred Stock would otherwise be entitled to a fractional share shall be determined on the basis of the total number of shares of Series A Preferred Stock such holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

6.3 Mechanics of Conversion.

6.3.1 In order for a holder of Series A Preferred Stock to convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock at the office of the transfer agent for such shares (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his or her or its attorney-in-fact duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Company if the Company serves as its own transfer agent) shall be the conversion date (the **"Conversion Date"**). The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of shares of Series A Preferred Stock, or to his or her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. Other than as set forth in Section 7 below, if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Series A Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering in which event the person entitled to receive the Common Stock issuable upon such conversion of the shares of Series A Preferred Stock shall not be deemed to have converted such shares of Series A Preferred Stock until immediately prior to the closing of such sale of securities.

6.3.2 The Company shall, at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock. Before taking any action that would cause an adjustment reducing the Conversion Price below the then-par value of the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock, the Company will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, in addition to such other remedies as shall be available to the holder of shares of Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

6.3.3 All shares of Series A Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and dividends or to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to eliminate the authorized Series A Preferred Stock or reduce the authorized number thereof as may be appropriate accordingly.

6.4 Adjustments to Conversion Price to Compensate for Dilution.

6.4.1. Special Definitions. For purposes of this Section 6.4, the following definitions shall apply:

(A) **"Option"** shall mean any rights, options or warrants (except for the Warrants (as hereinafter defined)) to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities (as hereinafter defined), excluding (i) rights, options or warrants to subscribe for, purchase or otherwise acquire (x) up to 6,863,275 shares of Common

Stock (appropriately adjusted to reflect stock splits, stock dividends, reorganizations, consolidations and similar changes effected after the Original Issue Date) pursuant to the Company's equity incentive plans or benefit plans in effect as of the current time and (y) additional shares of Common Stock pursuant to an equity incentive plan or benefit plan of the Company adopted after the date hereof by a majority of the directors of the Company (including the Series A Director) (such shares that may be issued pursuant to the foregoing clauses (y) and (z), the "**Reserved Option Shares**")) and (ii) any option, warrant, convertible security or other right that has been earned by, and will be issued to, Andreas Typaldos in the future, upon the issuance of any shares, options, or warrants by the Company, in order for Andreas Typaldos to maintain his current (prior to the date hereof) equity percentage ownership of the Company until the Company either becomes publicly traded or is sold to, or merged with, another company ("**Typaldos Options**").

(B) "**Original Issue Date**" shall have the definition set forth in Section 2.

(C) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities (other than Series A Preferred Stock or the Warrants) directly or indirectly convertible into or exchangeable for Common Stock or Preferred Stock of the Company.

(D) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 6.4.3 below, deemed to be issued) by the Company after the Original Issue Date, other than:

(1) any securities issued pursuant to a transaction described in Sections 6.4.6 or 6.4.7 hereof;

(2) the issuance of any shares of Common Stock (directly or indirectly) upon exercise, conversion or exchange of any option, warrant, convertible security or other right outstanding on the date hereof

(3) shares of Common Stock issuable upon exercise, conversion or exchange of Typaldos Options;

(4) the Reserved Option Shares;

(5) any issuance of securities in a Qualified Public Offering (as defined in Section 7 below);

(6) any shares of Common Stock issued upon conversion of the Series A Preferred Stock or upon exercise of the Warrants;

(7) Common Stock issued in any one transaction or series of related transactions having a New Issuance Price less than the then

Conversion Price, if the aggregate proceeds from such issuances does not exceed $100,000 per annum; or

(8) Common Stock issued in connection with an acquisition of a business, entity or technology which has been approved by a majority of the Company's non-employee directors (including the assent of the Series A Director, to extent that the holders of the Series A Preferred Stock are then entitled to elect such director hereunder).

(E) **"Warrants"** shall mean the seven-year warrants to purchase shares of Common Stock at an exercise price of $.2779 per share, subject to adjustment, issued to the purchasers under the Securities Purchase Agreement.

(F) **"Securities Purchase Agreement"** shall mean that certain Securities Purchase Agreement, dated as of May 15, 2006, by and among the Company and the purchasers party thereto.

6.4.2 No Adjustment of Conversion Price. Notwithstanding any provision herein to the contrary, no adjustment in the number of shares of Common Stock into which the shares of Series A Preferred Stock are convertible shall be made, by adjustment in the applicable Conversion Price thereof, unless the consideration per share (determined pursuant to Section 6.4.5) for the Additional Shares of Common Stock issued or deemed to be issued by the Company is less than the applicable Conversion Price in effect on the date of, and immediately prior to, the issue of such Additional Shares of Common Stock.

6.4.3 Issue of Options and Convertible Securities Deemed Issuance of Additional Shares of Common Stock. If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, issuable upon the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Company, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities, provided that no adjustment pursuant to this clause (B) shall have the effect of increasing the Conversion Price to an amount that exceeds the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date if such issuance actually occurred during such time; and

(C) on the expiration, cancellation or redemption of any Options or Convertible Securities, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained (a) had the adjustments made upon the issuance or sale of such expired, cancelled or redeemed Options or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered upon the exercise or conversion of such Options or Convertible Securities (and the total consideration received therefor) and (b) had all subsequent adjustments been made only on the basis of the Conversion Price as readjusted under this Subsection (C) for all transactions (which would have affected such adjusted Conversion Price) effected after the issuance or sale of such Options or Convertible Securities.

6.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall, after the Original Issue Date, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 6.4.3) for consideration per share (the "**New Issuance Price**") (which shall be calculated by dividing the Aggregate Consideration (as defined in Section 6.4.5 below) received by the Company with respect to such issuance by the total number of Additional Shares of Common Stock so issued by the Company) less than the Conversion Price in effect on the date of, and immediately prior to such issue, then and in such event, the Conversion Price shall be reduced, concurrently with such issue, to an amount equal to the New Issuance Price (which shall be calculated to the nearest tenth of a cent).

6.4.5 Determination of Consideration. For purposes of this Section 6.4, the **"Aggregate Consideration"** shall mean the net consideration received by the Company for the issue of Additional Shares of Common Stock and shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate of cash received by the Company, after deducting therefrom any commissions, compensations or other expenses paid or incurred by the Company for any underwriting or placement of, or otherwise in connection with the issuance or sale of shares;

(2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration that covers both, be the proportion of such consideration so received for the Additional Shares of Common Stock, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 6.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

6.4.6 Adjustment for Combinations or Consolidation of Common Stock. If, at any time after the Original Issue Date, the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then the Conversion Price in effect immediately prior thereto shall be increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

6.4.7 Adjustment for Stock Dividends, Splits, Etc. If the Company shall at any time after the Original Issue Date subdivide (by any stock split, stock dividend or otherwise) its outstanding shares of Common Stock into a greater number of shares, then the Conversion Price in effect immediately prior thereto shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares.

6.4.8 Adjustment for Merger or Reorganization, Etc. In case of any consolidation, recapitalization or merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation (other than a subdivision or combination provided for elsewhere in this Section 6 and other than a Material Event that is treated as a Liquidation Event under Section 4), each share of Series A Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such shares of Series A Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions of this Section 6 set forth with respect to the rights and interest thereafter of the holders of the shares of Series A Preferred Stock, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the shares of Series A Preferred Stock.

6.4.9 De Minimis Adjustments. Anything herein to the contrary notwithstanding, no adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least two cents ($0.02) in such price; provided, however, any adjustments which by reason of this Section are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder.

6.5 No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the implementation of all of the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the shares of Series A Preferred Stock against impairment.

6.6 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that would then be received upon the conversion of the shares of Series A Preferred Stock.

6.7 Notice of Record Date. In the event:

6.7.1 that the Company takes a record of the holders of' any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or any other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right;

6.7.2 that the Company subdivides or combines its outstanding shares of Common Stock;

6.7.3 of any reclassification of the Common Stock (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another corporation, or of the sale of all or substantially all of the assets of the Company; or

6.7.4 of the involuntary or voluntary dissolution, liquidation or winding up of the Company,

the Company shall cause to be filed at its principal office or at the office of its transfer agent, and shall cause to be mailed to the holders of the Series A Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten (10) days prior to the record date specified in (A) below or twenty (20) days before the date specified in (B) below, a notice stating:

(A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B) the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up. For purposes of clarification, the notice required under this Section 6.7 may also fulfill the notice required with respect to a Liquidation Event under Section 4.3 above.

7. Automatic Conversion.

7.1 Triggering Event. All outstanding shares of Series A Preferred Stock shall automatically convert to shares of Common Stock, at the then-effective Conversion Price under Section 6 (and after taking into account accrued but unpaid dividends (including Cumulative Dividends) owed upon the Series A Preferred Stock at such time, in accordance with the calculation prescribed under Section 6.1 hereof), upon the earlier to occur of (i) the closing of the Company's initial public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share not less than three times the Original Purchase Price (as adjusted to reflect stock splits, reverse stock splits, stock dividends and the like) and resulting in at least $30,000,000 of net proceeds to the Company and which is underwritten by a reputable underwriter on a firm commitment basis (a **"Qualified Public Offering"**) or (ii) the date on which a Public Listing (as such term is defined in Section 3.1 herein) occurs.

7.2 No Further Action. In the case of an automatic conversion pursuant to this Section 7, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent;

provided, that the Company shall not be obligated to issue to any holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing the shares of Series A Preferred Stock so converted are delivered either to the Company or to the transfer agent of the Company.

7.3 Surrender of Certificates; Retirement and Cancellation of Converted Shares. All certificates evidencing shares of Series A Preferred Stock that are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and the shares of Series A Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. The Company may thereafter take such appropriate action as may be necessary to reduce the authorized Series A Preferred Stock accordingly.

8. Redemption.

8.1 The Series A Preferred Stock shall be redeemed by the Company upon receipt of a written request of the holders of at least a majority of the outstanding shares of Series A Preferred Stock within thirty (30) days following the payment to the Company of the proceeds payable under the life insurance policy of at least $1,000,000 held by the Company with respect to the life of Andreas Typaldos or such other person who may be serving as Chief Executive Officer of the Company (the "**Redemption Event**").

8.2 The date of any election notice by the holders of a majority of the outstanding shares of Series A Preferred Stock provided pursuant to Section 8.1 above with respect to a Redemption Event shall be the "**Redemption Notice Date**". The Company shall, effective on the sixtieth (60th) day after the Redemption Notice Date (the **"Redemption Date")**, redeem all tendered shares of Series A Preferred Stock (such redeemed shares being referred to as the **"Redemption Shares")**, by paying in cash, out of funds legally available therefor that had been received as a result of the Redemption Event, an amount per share equal to the sum of (i) the Original Purchase Price plus (ii) all accrued but unpaid dividends (including accrued but unpaid Cumulative Dividends) payable with respect to the Redemption Shares (the **"Redemption Price"**).

8.3 In the event of a request made by the holders of Series A Preferred Stock pursuant to Section 8.1 above, each holder of Series A Preferred Stock shall surrender his or her or its certificate or certificates representing the applicable Redemption Shares to the Company in exchange for the Redemption Price. From and after the Redemption Date, and upon the holders' receipt of the Redemption Price, all rights of each holder with respect to such applicable Redemption Shares shall cease and such shares shall not be deemed to be outstanding for any purpose whatsoever. Such Redemption Shares shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to reduce the number of shares of authorized Series A Preferred Stock accordingly.

8.4 If, on the Redemption Date, the funds paid to the Company with respect to the Redemption Event shall be insufficient to redeem all of the then-outstanding shares of Series

A Preferred Stock required to be redeemed as provided herein, funds to the extent legally available from the Redemption Event shall be used for such purpose and the Company shall effect such redemption pro rata according to the number of shares of Series A Preferred Stock held by each holder. The shares of Series A Preferred Stock requested to be redeemed, but not so redeemed as a result of insufficient funds resulting from the Redemption Event, shall remain outstanding and entitled to all rights and preferences provided herein.

II. THE COMMON STOCK

1. Voting Rights. Except as otherwise required by law or this Amended and Restated Certificate of Incorporation, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by him of record on the books of the Company for the election of directors and on all matters submitted to a vote of stockholders of the Company.

2. Dividends. Subject to the preferential rights of the Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board, out of the assets of the Company which, by law, are available therefor, dividends payable either in cash, in property, or in shares of capital stock.

3. Dissolution, Liquidation, or Winding Up. In the event of any dissolution, liquidation, or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of Common Stock shall be entitled, unless otherwise provided by law or this Amended and Restated Certificate of Incorporation, to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by them respectively.

FIFTH: The Board of Directors is hereby authorized, subject to limitations prescribed by law and the provisions of this Article FIFTH, by resolution to provide for the issuance of the shares of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

A. The number of shares constituting that series (including an increase or decrease in the number of shares of any such series (but not below the number of shares in any such series then outstanding)) and the distinctive designation of that series;

B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

C. Whether that series shall have the voting rights (including multiple or fractional votes per share) in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such privileges, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and the amount of such sinking funds;

G. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series; and

H. Any other relative rights, preferences and limitations of that series.

No holders of shares of the Company of any class, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Company of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for, purchase or receive any securities convertible to or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Company, except in the case of any shares of Preferred Stock to which such rights are specifically granted by any resolution or resolutions of the Board of Directors adopted pursuant to this Article FIFTH.

SIXTH. Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Company.

SEVENTH. The number of directors of the Company shall be fixed from time to time by, or in the manner provided in, the Bylaws or amendment thereof duly adopted by the Board of Directors or by the stockholders.

EIGHTH. Election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

NINTH. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

TENTH. A director of the Company shall not be personally liable to the Company nor its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporation action further eliminating or limiting the personal liability of directors then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article TENTH by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

ELEVENTH. The Company shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any director made, or threatened to be made, a party to an action nor proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the Company or a predecessor Company or, at the Company's request, a director or officer of another company, provided, however, that the Company shall indemnify any such agent in connection with a proceeding initiated by such agent only if such proceeding was authorized by the Board of Directors of the Company. The indemnification provided for in this Article ELEVENTH shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue as to a person who has ceased to be a director, and (iii) inure to the benefit of the heirs, executors and administrators of such a person. The Company's obligation to provide indemnification under this Article ELEVENTH shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Company or any other person.

Expenses (including attorneys' fees) incurred by a director of the Company in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by relevant sections of the General Corporation Law of State of Delaware. Notwithstanding the foregoing, the Company shall not be required to advance such expenses as an agent who commences any action, suit or proceeding as a plaintiff unless such advance is specifically approved by a majority of the Board of Directors or who is a party to an action, suit or proceeding brought by the Company and approved by a majority of the Board of Directors of the Company which alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent's fiduciary or contractual obligations to the Company or any other willful and deliberate breach in bad faith of such agent's duty to the Company or its stockholders.

The foregoing provisions of this Article ELEVENTH shall be deemed to be a contract between the Company and each director who serves in such capacity or any time while this Article ELEVENTH is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The Board of Directors in its discretion shall have power on behalf of the Company to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that he or she, his or her testator or intestate, is or was an officer or employee of the Company.

In addition to the indemnification rights of directors, officers, employees, or agents of the Company, the Board of Directors in its discretion shall have the power on behalf of the Company to indemnify any other person made a party to any action, suit or proceeding who the Company may indemnify under Section 145 of the General Corporation Law of the State of Delaware.

TWELFTH. The Company expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

THIRTEENTH. Whenever a compromise or arrangement is proposed between this Company and its creditors or any class of them and/or between this Company and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Company or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Company under §291 of the General Corporation Law of the State of Delaware or on the application of trustees in dissolution as of any receiver or receivers appointed for this Company under §279 of the General Corporation Law of the State of Delaware order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Company, as the case may be, to be summoned in such manner as the said court directors. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Company, as the case may be, agree to any compromise or arrangement and to any reorganization of this Company as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors and/or on all the stockholders or class of stockholders, of this Company, as the case may be, and also on this Company.

FOURTEENTH. The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, Xandros, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed this 21st day of October, 2010.

Xandros, Inc.

By:/s/ Andreas Typaldos
Andreas Typaldos, CEO

Exhibit

2.2

BY LAWS
OF
XANDROS, INC.

(Amended and Restated as of March 10, 2003)

ARTICLE I
OFFICES

Section 1. The registered office of the corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. All meetings of the stockholders for the election of directors shall be held at such place and time and, within or without the State of Delaware, as may be fixed from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors or the Chairman, or at the request in writing of stockholders owning at least a majority of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of fifty percent (50%) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 9. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 10. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Section 11. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III
DIRECTORS

Section 1. The Board of Directors shall initially consist of three (3) persons and shall thereafter be determined by resolution of the Board of Directors or by the stockholders at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his or her successor is elected and qualified. Directors need not be stockholders.

Section 2. Vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, or may be elected by a plurality of the votes cast by the holders of shares of capital stock entitled to vote in the election at a special meeting of stockholders called for that purpose, and each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation, or removal.

Section 3. The business of the corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 5. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 7. Special meetings of the board may be called by the president on one (1) day notice to each director by mail or twenty-four (24) hours notice to each director either personally or by facsimile, telephone or electronic notice; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the Chairman or of two (2) directors unless the board consists of only one director, in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director.

Section 8. At all meetings of the board a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 10. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

Section 11. The Board of Directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it, except as may otherwise be prohibited by the certificate of incorporation or applicable law. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 12. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

COMPENSATION OF DIRECTORS

Section 13. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

REMOVAL OF DIRECTORS

Section 14. Unless otherwise restricted by the certificate of incorporation or these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

ARTICLE IV
NOTICES

Section 1. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE IV
OFFICERS

Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a president, treasurer and a secretary. The Board of Directors may elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board of Directors may also choose one or more vice-presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a president, a treasurer and a secretary and may choose vice presidents.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

THE CHAIRMAN OF THE BOARD

Section 6. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him by the board and as may be provided by law.

Section 7. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him by the board and as may be provided by law.

THE PRESIDENT AND VICE-PRESIDENTS

Section 8. The president shall be the chief executive officer of the corporation; and in the absence of the Chairman and Vice Chairman of the Board he or she shall preside at all meetings of the stockholders and the Board of Directors; he or she shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 9. He or she shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

Section 10. In the absence of the president or in the event of his or her inability or refusal to act, the vice-president, if any, (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

Section 11. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by her signature.

Section 12. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

Section 13. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

Section 14. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

Section 15. If required by the Board of Directors, he or she shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

Section 16. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI
CERTIFICATE OF STOCK

Section 1. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the Chairman or Vice Chairman of the Board of Directors, or the president or a vice-president and the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him or her in the corporation.

Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFER OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 5. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholder or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SEAL

Section 5. The Board of Directors may adopt a corporate seal having inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

INDEMNIFICATION

Section 6. The corporation shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify against any and all of the costs, expenses, liabilities or other matters incurred by them by reason of having been officers, directors, employees, or other agents of the corporation, any subsidiary or undertaking of the corporation, a predecessor corporation or any other corporation for which such persons acted in such capacity at the request of the corporation.

PROXIES IN RESPECT OF SECURITIES OF OTHER CORPORATIONS

Section 7. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman, the president, or vice president may from time to time appoint an attorney or attorneys or agent or agents, of the corporation, in the name and on behalf of the corporation to cast the votes which the corporation may be entitled to cast as the holder of stock or other securities or other interest in any other corporation or entity, any of whose stock or other securities or other interest may be held by the corporation, at meetings of the holders of the stock or other securities or other interest of such other corporation or entity or to consent in writing, in the name of the corporation as such holder, to any action by such other corporation or entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

INTERESTED DIRECTORS

Section 8. No contract or other transaction between the corporation and any other corporation shall be affected and invalidated by the fact that any one or more of the directors of the corporation is or are interested in or is a director or officer or are directors or officers of such other corporation, and any director or directors, individually or jointly, may be a party or parties to or may be interested in any contract or transaction of the corporation or in which the corporation is interested; and no contract, act or transaction of the corporation with any person or persons, firm or corporation shall be affected or invalidated by the fact that any director or directors of the corporation is a party or are parties to or interested in such contract, act or transaction, or in any way connected with such person or persons firms or associations, and each and every person who may become a director of the corporation is hereby relieved from any liability that might otherwise exist from contacting with the corporation for the benefit of himself, any firm, association or corporation in which he may be in any way interested.

Section 9. Any transaction questioned in any stockholders' derivative suit on the grounds of lack of authority, defective or irregular execution adverse interest of a director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting, may be ratified before or after judgment by the Board of Directors or by the stockholders in case less than a quorum of directors are qualified, and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE VIII
AMENDMENTS

Section 1. These bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the certificate of incorporation at any regular meeting of the stockholder or of the Board of Directors or at any special meeting of the stockholder or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon the Board of Directors by the certificate or incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

Exhibit

3.1

EXHIBIT F
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

INVESTOR RIGHTS AGREEMENT

---

by and among

XANDROS, INC.

and

SERIES A INVESTORS

Dated as of May 15, 2006

EXHIBIT F
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

XANDROS, INC.

INVESTOR RIGHTS AGREEMENT

This Agreement, dated as of May 15, 2006 but effective upon the occurrence of the Initial Closing (as defined in the Purchase Agreement (as hereinafter defined)), is entered into by and among Xandros, Inc., a Delaware corporation (the **"Company"**), and the persons and entities whose names and signatures appear on signature pages hereto (such persons and entities are sometimes collectively referred to herein as the **"Investors"** or each individually as an **"Investor"**).

RECITALS

WHEREAS, the Company and the Investors have entered into a Securities Purchase Agreement of even date herewith (the "**Purchase Agreement**"), whereby the Company shall issue and sell, and the Investors shall buy shares of the Company's Series A Convertible Preferred Stock, par value $0.001 per share (the "**Series A Preferred Stock**") and seven-year warrants to purchase shares of Common Stock of the Company at an exercise price of $0.2779 per share, subject to adjustment (the "**Warrants,**" and, collectively with the shares of Series A Preferred Stock, the "**Securities**"); and

WHEREAS, the Company and the Investors desire to provide for certain arrangements with respect to (i) information rights, (ii) certain affirmative and negative covenants of the Company, and (iii) other related matters.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereto hereby agree as follows:

1. Definitions. Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Purchase Agreement. In addition, as used in this Agreement, the following terms shall have the following respective meanings:

"Common Stock" means the Company's common stock, $0.001 par value per share.

"Major Series A Stockholder" means a Series A Stockholder then holding at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock.

"**Qualified Initial Public Offering**" means the first underwritten (on a firm commitment basis) public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act resulting in at least $30,000,000 of net proceeds to the Company at a price per share not less than three times the Original Purchase Price (as defined in the Certificate of Designation filed by the Company with respect to the Series A Preferred Stock) (as adjusted for stock splits, reverse stock splits, stock dividends and the like) in a transaction underwritten on a firm commitment basis by a reputable underwriting firm.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission issued under such Act, as they each may, from time to time, be in effect.

"**Series A Stockholders**" means the Investors and any persons or entities to whom the rights granted under this Agreement are transferred by any Investors or by their successors or assigns pursuant to Section 6 hereof.

"**Shares**" shall mean shares of Series A Preferred Stock purchased by the Investors pursuant to the Purchase Agreement and any shares of Common Stock issued upon conversion thereof and any additional shares of Series A Preferred Stock issued as a dividend or distribution with respect to the Series A Preferred Stock.

"**Substantial Series A Stockholder**" means a Series A Stockholder then holding at least ten percent (10%) of the then outstanding shares of Series A Preferred Stock.

2. Information Rights.

2.1 Inspection. The Company shall permit each Major Series A Stockholder or any authorized representative thereof, at its own expense, to visit and inspect the properties of the Company, including its corporate and financial records, and to discuss its business and finances with officers of the Company, during normal business hours following reasonable notice and as often as may be reasonably requested, provided that no inspection shall be permitted to the extent that it interferes with the business operations of the Company.

2.2 Financial Statements and Other Information.

2.2.1 The Company shall deliver to each Major Series A Stockholder:

(i) within one hundred twenty (120) days after the end of each fiscal year of the Company, beginning with the fiscal year ending December 31, 2006 (unless previously delivered), an audited balance sheet of the Company as at the end of such year and audited statements of income, cash flows and stockholders' equity of the Company for such year, certified by certified public accountants retained pursuant to Section 4.8 of this Agreement, and prepared in accordance with generally accepted accounting principles, consistently applied ("**GAAP**");

(ii) within thirty (30) days after the end of each fiscal month (other than the last month of a fiscal year), beginning with the first month immediately following the month in which the Initial Closing (as defined in the Purchase Agreement) occurs, a management summary of operations for such monthly period, and an unaudited balance sheet of the Company as at the end of such month and unaudited statements of income and of cash flows of the Company for such month and for the current fiscal year to date, together with a certificate of the Company's Chief Executive Officer or Chief Financial Officer stating that such statements have been prepared in accordance with GAAP (except as noted) and fairly present the financial condition and results of operations of the Company at the date thereof and for the periods covered thereby, subject to year-end audit adjustments and the absence of footnotes;

(iii) at the time of delivery of the financial statements pursuant to Section 2.2.1(i), a certificate of the President of the Company stating that no material default had occurred under any agreement between the

Company and the Investors, including but not limited to, this Agreement, the Purchase Agreement and the Ancillary Agreements (as defined in the Purchase Agreement);

(iv) no later than thirty (30) days prior to the commencement of each new fiscal year, a business plan covering the Company's operations for such year;

(v) with reasonable promptness, such other information and data regarding the business of the Company as such Major Series A Stockholder may from time to time reasonably request;

(vi) within three business (3) days after receipt, copies of all correspondence, notices, pleadings, subpoenas, or other forms of notification received by the Company from any governmental department, agency or court or similar body exercising judicial power with respect to a matter set forth in 2.3(ii);

(vii) within three business (3) days after filing, copies of all responses, pleadings or documents filed with any governmental department, agency or court or similar body exercising judicial power with respect to a matter set forth in 2.3(ii);

(viii) within three business (3) days after receipt, copies of all notifications received by the Company relating to defaults, alleged or actual, of any provisions of any material loans or leases to which the Company is a party; and

(ix) such other notices, information and data with respect to the Company as the Company delivers to the holders of its capital stock at the same time it delivers such items to such holders.

2.2.2 The Company shall also deliver to all Series A Stockholders, regardless of the number of Shares held by them, the financial statements required under Section 2.2.1(i).

2.2.3 The foregoing financial statements shall be prepared on a consolidated basis if the Company then has any subsidiaries.

2.3 Material Changes and Litigation. Notwithstanding Section 2.2 above, the Company will promptly notify each Substantial Series A Stockholder of (i) any material adverse change (as assessed in good faith by the Company's management) in the business, properties, assets or condition, financial or otherwise, of the Company, (ii) any event or litigation, governmental proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or against any officer, director, key employee or principal stockholder of the Company that materially adversely affects or that, if adversely determined, would materially adversely affect, the Company's present or then proposed business, properties, assets or condition (financial or otherwise), and (iii) management's proposed response to any matter disclosed pursuant to clauses (i) or (ii).

2.4 Confidential Information. Each Series A Stockholder agrees that it will keep confidential and will not use, disclose or divulge, for any purpose other than to monitor such Series A Stockholder's investment in the Company, any confidential, proprietary or secret information which such Series A Stockholder has heretofore obtained or may hereafter obtain from the Company including, without limitation, financial statements, reports and other materials submitted by the Company to such Series A Stockholder pursuant to this Agreement, or pursuant to visitation or inspection rights granted hereunder ("**Confidential Information**"), unless such Confidential Information is known or, until such Confidential Information becomes known, to the public other than as a result of a disclosure by such Series A Stockholder; *provided*, however, that a Series A Stockholder may disclose Confidential Information (i) to its attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with its investment in the Company, (ii) to any prospective purchaser of any Series A Preferred Stock or Warrant from such Series A Stockholder, or (iii) to any affiliate of such Series A Stockholder or to a partner, shareholder or subsidiary of such Series A Stockholder, *provided* that, (x) in the case of clauses (ii) and (iii) above, the Company shall have been given ten (10) days advance written notice of such proposed disclosure and shall have not reasonably objected to such proposed disclosure within said ten (10) day period, and (y) in each case, the person to whom any Confidential Information is disclosed agrees in writing prior to such disclosure to be bound by the provisions of this Section, a copy of which shall be delivered to the Company prior to any such disclosure.

2.5 Termination. The rights set forth in this Section 2 (except Section 2.4) shall terminate upon the earliest of (i) the closing of a Qualified Initial Public Offering, (ii) the date on which the Company becomes publicly traded and a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, or (iii) at such time as no shares of Series A Preferred Stock are outstanding. The agreements set forth in Section 2.4 shall survive this Agreement in perpetuity.

3. Preemptive Right.

3.1 Subject to Sections 3.7 and 3.8, the Company shall not issue (i) any shares of its Common Stock, (ii) any other equity securities of the Company, including, without limitation, shares of preferred stock, (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity securities of the Company, or (iv) any debt securities convertible into capital stock of the Company (collectively, the "**Offered Securities**"), unless in each such case the Company shall have first complied with this Section 3. The Company shall deliver to each Substantial Series A Stockholder a written notice of any proposed or intended issuance of Offered Securities (the "**Offer**"), which Offer shall (a) identify and describe the Offered Securities, (b) describe the price and other terms upon which the Offered Securities are to be issued, and the number or amount of the Offered Securities to be issued, (c) identify the person or entities to which or with which the Offered Securities are to be issued and (d) include an offer to issue to such Substantial Series A Stockholder a pro rata portion of the Offered Securities determined by dividing (x) the aggregate number of shares of Common Stock issuable upon the conversion of the Series A Preferred Stock then held by such Substantial Series A Stockholder by (y) the total number of shares of Common Stock then outstanding (assuming the full exercise and conversion of all then outstanding securities to purchase or acquire Common Stock) (the **"Basic Amount"**). To the extent that the pro-rata portions of the Offered Securities that would be offered to all Substantial Series A Stockholders in the aggregate under this Section 3.1 would constitute less than the pro-rata ownership interest of the Common Stock of all Series A Stockholders in the aggregate (after giving effect to the conversion of all convertible preferred stock then held) (the **"Series A Stake"**), the Basic Amount offered to each Substantial Series A Stockholder shall be increased (on a pro-rata basis among the Substantial Series A Stockholders in accordance with their relative ownership interests) so that the total of all Basic Amounts so offered equals the Series A Stake.

3.2 To accept an Offer, in whole or in part, a Substantial Series A Stockholder must deliver a written notice to the Company prior to the tenth (10th) day following receipt of the Offer, setting forth the portion of the Basic Amount that such Substantial Series A Stockholder elects to purchase (the **"Notice of Acceptance"**).

3.3 The Company shall have ninety (90) days from the expiration of the period set forth in Section 3.2 above to issue all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Substantial Series A Stockholders (the **"Refused Securities"**), but only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable, in the aggregate, to the acquiring person or persons or less favorable to the Company than those set forth in the Offer.

3.4 In the event the Company shall issue less than all of the Refused Securities pursuant to Section 3.3, then the number or amount of the Offered Securities specified by a Substantial Series A Stockholder in its Notice of Acceptance shall be reduced automatically to a number or amount that shall equal the number or amount of Offered Securities that the Substantial Series A Stockholder elected to purchase pursuant to Section 3.2 above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Refused Securities the Company actually issued by the Company, and (ii) the denominator of which shall be the original number or amount of Refused Securities.

3.5 Upon the closing of the issuance of the Refused Securities, the Substantial Series A Stockholders shall acquire from the Company, and the Company shall issue to the Substantial Series A Stockholders, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 3.4 above, if applicable, upon the terms and conditions specified in the Offer. The purchase by the participating Substantial Series A Stockholders of any Offered Securities is subject in all cases to the execution and delivery by the Company and the participating Substantial Series A Stockholders of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the participating Substantial Series A Stockholders and their respective counsel.

3.6 Any Refused Securities not issued within the ninety (90)-day period set forth in Section 3.3 may not be issued until they are again offered to the Substantial Series A Stockholders under the procedures specified in this Agreement.

3.7 As used in this Agreement, the term "Offered Securities" shall <u>not</u> include:

3.7.1 any securities issued as a stock dividend, stock split or other similar event;

3.7.2 any securities issued pursuant to the exercise or conversion of subscriptions, warrants, options, convertible securities, or other rights outstanding on the date hereof;

3.7.3 any option, warrant, convertible security or other right that has been earned by, and will be issued to, Andreas Typaldos in the future, upon the issuance of any shares, options, or warrants by the Company, in order for Andreas Typaldos to maintain his current (prior to the date hereof) equity percentage ownership of the Company until the Company either becomes publicly traded or is sold to, or merged with, another company;

3.7.4 any Common Stock or warrants, options, convertible securities, or other rights or securities (or any securities issued pursuant to the exercise or conversion thereof) to purchase or otherwise acquire Common Stock, not exceeding 6,863,275 shares of Common

Stock in the aggregate (as adjusted for stock splits, reverse stock splits, stock dividends and the like), issued to employees, directors or consultants pursuant to any existing Company equity incentive plan or benefit plan; and any securities issued pursuant to any Company equity incentive plan or benefit plan hereafter adopted (including any securities issued pursuant to the exercise or conversion thereof) in a form and an amount approved by a majority of the directors of the Company, including the director elected by the holders of the Series A Preferred Stock;

3.7.5 any issuance of securities in a public offering registered under the Securities Act;

3.7.6 any issuance of securities as consideration for the acquisition of assets, business or technology, or any ownership interest in any persons as approved by a majority of the directors of the Company, including the explicit approval of the director elected by the holders of the Series A Preferred Stock

3.7.7 any shares of Common Stock issuable upon conversion of the Series A Preferred Stock or exercise of the Warrants; or

3.7.8 any other securities deemed not to be Offered Securities by the mutual agreement of the Company and the holders of at least two-thirds (2/3) of the Series A Preferred Stock.

3.8 The preemptive rights set forth in this Section 3 shall terminate upon the earliest of (i) the closing of a Qualified Initial Public Offering, (ii) the date on which the Common Stock becomes publicly traded on a national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market) or the OTC Bulletin Board (but not on the Pink Sheets) and the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, (iii) such time as no shares of Series A Preferred Stock are outstanding and (iv) with respect to any individual Substantial Series A Stockholder, upon the first date on which such stockholder no longer holds the requisite number of Shares to qualify as a Substantial Series A Stockholder under the definition provided in Section 1 above.

4. Affirmative Covenants of the Company.

4.1 Insurance.

4.1.1 The Board of Directors of the Company will determine whether to maintain, and the amounts of, "Key Man" life insurance policies upon the lives of each Founder. Regardless of such determination, the Company shall obtain as soon as reasonably practicable following the Closing and thereafter maintain a "Key Man" life insurance policy covering Andreas Typaldos or such other person who may be serving as Chief Executive Officer of the Company in the total amount of at least $1,000,000. Such policy shall name the Company as loss payee; provided, however, that at the election of holders of a majority of the outstanding Series A Preferred Stock, the proceeds therefrom shall be used to redeem shares of the Series A Preferred Stock as provided in the Certificate of Designation with respect to the Series A Preferred Stock. Such policy shall be cancelable by the Company only with the prior approval of the holders of a majority of the shares of Series A Preferred Stock.

4.1.2 Promptly after the Closing Date, the Company shall obtain and thereafter maintain insurance with respect to its properties and business of the kinds and in the amounts not less than is customarily obtained by similarly situated corporations engaged in the same or similar business.

4.2 Confidentiality and Invention Agreements. The Company shall require each person now or hereafter employed by the Company to enter into confidentiality and invention agreements substantially in the form attached as Exhibit J to the Purchase Agreement, or in such other form(s) reasonably satisfactory to the Investors.

4.3 Expenses of Directors. The Company shall promptly reimburse in full each director who is not an employee of the Company for all of his or her reasonable travel and out-of-pocket expenses incurred in attending each meeting of the Board of Directors of the Company or any committee thereof (limited to reasonable levels consistent with travel policies of the Company).

4.4 Reservation of Common Stock. The Company shall reserve and maintain a sufficient number of shares of Common Stock for issuance upon (i) conversion of all of the outstanding Series A Preferred Stock and (ii) exercise of all outstanding Warrants.

4.5 Intentionally Omitted.

4.6 Board of Directors Meetings. Meetings of the Company's Board of Directors (telephonic or in-person, as the Company deems appropriate) shall occur at least on a quarterly basis. Moreover, until the Company has achieved a profitable state (as agreed upon by the Company's Board of Directors, including the director elected by the Series A Stockholders), the Company shall use its best efforts to ensure that meetings of its Board of Directors are held no less than once every two (2) months.

4.7 Board Committees. The director elected by the holders of the Series A Preferred Stock shall be entitled, at the option of the holders of a majority of the Series A Preferred Stock, to membership on any committee established by the Company's Board of Directors (other than a committee, formed with respect to a particular matter or matters, that is intended to be comprised of members who are disinterested with respect such matter or matters, if such director is not so disinterested).

4.8 Auditor. The Company shall retain a firm of certified public accountants reasonably acceptable to a majority of the Series A Stockholders to audit its books and records at least annually.

4.9 Chief Financial Officer. The Company will use its reasonable best efforts to hire a chief financial officer within the six (6) month period following the Closing Date.

4.10 Vesting of Employee Shares. All restricted stock and stock equivalents granted after the Closing to employees and directors of the Company will be subject to vesting as follows: twenty five percent (25%) of such grants shall vest at the end of the first year following the grant thereof, with the remaining seventy-five percent (75%) of such grants vesting monthly over the subsequent three years.

4.11 Listing of Common Stock. In the event that a Qualified Initial Public Offering is not consummated within eighteen (18) months of the Closing Date, the Company shall begin the process of listing its Common Stock, or negotiating a transaction that would result in the listing of the Common Stock (or the surviving company resulting from a merger of the Company with or into a public company), on a national securities exchange (which shall include the NASDAQ National Market and NASDAQ Capital Market).

4.12 Termination. The rights and obligations contained in this Section 4 shall terminate upon the earliest of (i) the closing of a Qualified Initial Public Offering, (ii) the date on which the Common Stock becomes publicly traded on a national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market) or the OTC Bulletin Board (but not on the Pink Sheets) and the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended and (iii) such time as no shares of Series A Preferred Stock remain outstanding.

5. Negative Covenants.

5.1 General. Until the earliest of such times as (i) less than twenty (20%) percent of the shares of Series A Preferred Stock originally issued (as adjusted to reflect stock splits, reverse stock splits, stock dividends and the like) are outstanding, (ii) the Company has completed a Qualified Initial Public Offering and (iii) the date on which the Common Stock becomes publicly traded on a national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market) or the OTC Bulletin Board (but not on the Pink Sheets) and the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, the Company shall not, without the approval of its Board of Directors, including the director elected by the holders of the Series A Preferred Stock:

5.1.1 issue any capital stock or other securities, including stock options, or establish any stock option program (stock option grants shall also be subject to the approval of a majority of the disinterested directors of the Company or a Compensation Committee of the Board of Directors of the Company when it is established), other than in connection with a Qualified Initial Public Offering or for consideration which would not result in an adjustment, under the Certificate of Designation with respect to the Series A Preferred Stock, to the then conversion price of the Series A Preferred Stock;

5.1.2 enter into any line of business that is not substantially similar or related to the existing business of the Company as of the date hereof or as described in the most recent business plan or budget approved by the Board of Directors, or invest any funds in any concern not related to such existing business;

5.1.3 except as permitted under Section 5.1.4, make (or permit any corporation, a majority of the voting stock of which is owned or controlled by the Company to make) any loan or advance in excess of $50,000 to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

5.1.4 except as permitted under section 5.1.3, make any loan or advance to any person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors (including the director elected by the holders of the Series A Preferred Stock);

5.1.5 guarantee, directly or indirectly, any indebtedness in excess of $50,000 except for trade accounts of any subsidiary arising in the ordinary course of business;

5.1.6 acquire all or substantially all of the properties, assets or stock of any other corporation or entity (except for a consideration of less than ten

(10%) percent of the Company's consolidated net worth as of the end of the prior fiscal quarter);

5.1.7 hire any executive officer of the Company;

5.1.8 acquire, or enter into a lease with respect to, real property;

5.1.9 adopt an annual budget, business plan or financial plan;

5.1.10 set compensation (including base salary and bonus) for any executive officer or Key Employee (which shall also be subject to the approval of a majority of the disinterested directors of the Company or a Compensation Committee of the Board of Directors of the Company when it is established); or

5.1.11 enter into any agreement with any stockholder, executive officer or director of the Company, or any "**affiliate**" or "**associate**" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), including without limitation any agreement or other arrangement providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, any such person or entity, without the consent of at least a majority of the members of the Company's Board of Directors having no interest in such agreement or arrangement, including the director elected by the holders of the Series A Preferred Stock, if such director has no interest in such agreement or arrangement, other than (i) agreements required by the Purchase Agreement, (ii) agreements relating to nondisclosure of confidential information or noncompetition, or (iii) agreements that do not create obligations for the Company equal to or greater than $50,000 per year.

6. Transfers of Rights. This Agreement, and the rights and obligations of each Investor hereunder, may be assigned by such Investor to any person or entity to which shares of Series A Preferred Stock are transferred by such Investor; provided that the transferee provides written notice of such assignment to the Company promptly after such transfer and the assignment complies with the terms of the Stock Restriction Agreement among the parties hereto of even date herewith.

7. General.

7.1 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

7.2 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

7.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the choice of law or conflicts of law provisions thereof).

7.4 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon personal delivery, (ii) two business days after being send by registered or certified mail, return receipt requested, postage prepaid or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

Xandros, Inc.
149 Madison Avenue, Suite 803
New York, NY 10016
Facsimile: (212) 213-8084
E-mail: andy@xandros.com
Attention: Andreas Typaldos

or at such other address or addresses as may have been furnished in writing by the Company to the Investors, with a copy (which shall not constitute notice) to:

Breslow & Walker
100 Jericho Quadrangle Suite 230
Jericho, New York 11753
Attention: Len Breslow;
Facsimile: 516-822-6544
E-mail: lbreslow@breslowwalker.com

If to the Investors, to each at its address listed on its signature page hereto, or at such other address or addresses as may have been furnished in writing to the Company by such Investor, with a copy (which shall not constitute notice) to:

Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Attention: Gerard S. DiFiore, Esq.
Facsimile: (212) 521-5450
E-mail: gdifiore@reedsmith.com,;

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, telecopy, or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

7.5 Complete Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

7.6 Amendments and Waivers. Any term of this Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the holders of two-thirds (2/3) of the shares of Series A Preferred Stock; *provided*, that this Agreement may be amended with the consent of the holders of less than all the shares of Series A Preferred Stock only in a manner that affects all such holders in the same fashion. Any such amendment, termination or waiver effected in accordance with this

Section 7.6 shall be binding on all parties hereto, even if they do not execute such consent. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more particular instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

7.7 **Pronouns.** Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

7.8 **Counterparts; Facsimile Execution.** This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed and delivered by exchange of facsimile copies showing the signatures of the parties, and those signatures need not be affixed to the same copy.

7.9 **Section Headings.** The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the day and year first above written.

XANDROS, INC.

By:_________________________________
Name:
Title:

INVESTOR:

____
Name of Investor

Address of Investor:
____
____

____
If Investor is a corporation or other entity, name of signing officer or other authorized signatory

____
Signature

Exhibit

5.1

EXHIBIT H
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

SECOND AMENDED AND RESTATED STOCKHOLDERS' VOTING AGREEMENT

---

by and among

XANDROS, INC.

LINUX GLOBAL PARTNERS, INC.

STRASBOURGER PEARSON TULCIN WOLFF INC.

ANDREAS TYPALDOS

CERTAIN OTHER EXISTING STOCKHOLDERS OF XANDROS, INC.

AND

SERIES A PREFERRED INVESTORS

Dated as of May 15, 2006.

EXHIBIT H
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

XANDROS, INC.

SECOND AMENDED AND RESTATED STOCKHOLDERS' VOTING AGREEMENT

This Second Amended and Restated Stockholders' Voting Agreement (this "**Agreement**"), dated as of May 15, 2006, is entered into by and among Xandros, Inc., a Delaware corporation (the "**Company**"), Andreas Typaldos, an individual with a business address at 149 Madison Avenue, Suite 803, New York, NY 10016 ("**Typaldos**"), Linux Global Partners, Inc., a Delaware corporation ("**LGP**"), Strasbourger Pearson Tulcin Wolff Incorporated, a New York corporation with an address at 33 Whitehall Street, 17th Floor, New York, New York 10004 ("**SPTW**"), and certain other stockholders of the Company listed on Exhibit A hereto (the "**Existing Holders**"), and the other persons and entities whose name and signature appear on a signature page hereto (collectively, the "**Investors,**" and each, an "**Investor**"). Typaldos, LGP, SPTW and the Existing Holders are referred to from time to time herein collectively as the "**Existing Voting Parties**" and, together with the Investors, are sometimes referred to collectively as the "**Voting Parties**" and each individually as a "**Voting Party.**"

RECITALS

WHEREAS, the Existing Voting Parties and the Company are parties to an Amended and Restated Voting Agreement, dated as of June __, 2004 (the "**Existing Voting Agreement**");

WHEREAS, the Company and the Existing Holders are parties to subscription agreements (the "**Subscription Agreements**") pursuant to which the Existing Holders purchased shares of Common Stock (as defined below) in a private placement in which SPTW acted as placement agent, such Subscription Agreements to be terminated upon the effectiveness of the Initial Closing under the Purchase Agreement (as hereinafter defined);

WHEREAS, pursuant to the Existing Voting Agreement, the Existing Voting Parties agreed to vote all of their shares now owned or hereafter acquired by them having voting rights to elect to the Company's Board of Directors (the "**Board**") one (1) member as designated by Typaldos, two (2) members (the "**SPTW Directors**") as designated by SPTW, one (1) member as designated by SPTW on behalf of the Existing Holders, and three (3) members as designated by LGP (all of such designees collectively, the "**Existing Board Members**");

WHEREAS, the Investors are purchasing Units (as defined in the Purchase Agreement (as hereinafter defined)), each Unit consisting of five shares of the Company's Series A Convertible Preferred Stock, $0.001 par value per share (the "**Series A Preferred Stock**"), and a seven-year warrant to purchase one share of the Company's common stock, par value $0.001 per share ("**Common Stock**"), at an exercise price of $0.2779 per share, subject to adjustment (each, a "**Warrant**"), pursuant to the terms of a Securities Purchase Agreement of even date herewith (the "**Purchase Agreement**");

WHEREAS, the investment by the Investors in the Company pursuant to the Purchase Agreement will benefit the Existing Voting Parties by aiding the overall financial condition of the Company, in which the Existing Voting Parties have a significant interest as security holders thereof;

WHEREAS, as a condition to the sale of the Units pursuant to the Purchase Agreement, the Investors, the Existing Voting Parties and the Company wish to provide for the future composition of the Board and to replace the Existing Voting Agreement in its entirety pursuant to the terms of this Agreement; and

WHEREAS, capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained herein and the consummation of the sale and purchase of the Units pursuant to the Purchase Agreement, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that effective as of the date of the Initial Closing, the Existing Voting Agreement is hereby replaced in its entirety to read as follows:

1. Voting of Shares.

1.1 Election of the Board of Directors. In any and all elections of directors of the Company (whether at a meeting or by written consent in lieu of a meeting), each Voting Party shall vote or cause to be voted all Shares (as defined in Section 2 below) owned by him or it, or over which he or it has voting control, and otherwise use his or its respective reasonable best efforts, so as to fix the number of directors of the Company at five (5). In furtherance of the foregoing, the Company shall, immediately upon the effectiveness of this Agreement, use its reasonable best efforts to fix the number of directors of the Company at five (5) (whether via the amendment of the Company's Certificate of Incorporation or By-Laws or otherwise). The Voting Parties furthermore agree that the composition of the Board shall be chosen as follows:

1.1.1 one (1) representative shall be designated by the Investors holding a majority of the shares of Series A Preferred Stock then outstanding and, as provided in the Certificate of Designation creating the Series A Preferred Stock, shall be elected to the Board by the holders of the shares of Series A Preferred Stock voting as a separate class (the "**Series A Preferred Director**");

1.1.2 one (1) representative (the "**Existing Holder Director**") shall be designated by SPTW on behalf of the Existing Holders (subject to the following sentence). It is hereby acknowledged by the Existing Holders that (i) SPTW shall have the right to choose the Board designee on behalf of the Existing Holders unless and until Existing Holders holding a majority of the Shares then held by the Existing Holders advise SPTW or the Company in writing of their choice of an alternate designee, in which case such alternate designee shall instead have the status of the Existing Holder Director designee under this Agreement, and (ii) neither SPTW nor any of its officers, directors, employees or agents shall have any liability to the Existing Holders for any action taken or omitted to be taken in connection with SPTW's implementation of the Existing Holders' designation right under this Agreement, except to the extent of its (or their) gross negligence or willful misconduct;

1.1.3 one (1) representative shall be mutually agreed upon by the Investors holding a majority of the shares of Series A Preferred Stock then outstanding and LGP (such director, the "**Mutual Director**");

1.1.4 one (1) representative (the "**Typaldos Director**") shall be designated by Typaldos (upon consultation with LGP), it being anticipated that the Typaldos Director shall be the Company's Chief Executive Officer; and

1.1.5 one (1) representative shall be designated by LGP (the "**LGP Director**").

The initial Series A Preferred Director shall be ________________. The initial Existing Holder Director shall be ________________. The initial Mutual Director shall be

_________________. The initial Typaldos Director shall be Andreas Typaldos. The initial LGP Director shall be Wm. Jay Roseman.

The Company shall take no actions to contravene the purpose of this Agreement. The Voting Parties shall not vote their Shares in favor of the election of any directors except as specified in this Section 1 (including, without limitation, for the increase or decrease of the authorized size of the Board from five directors). In furtherance of the foregoing, SPTW acknowledges that it shall no longer have the right that it possessed under the Existing Voting Agreement to designate the SPTW Directors. Each of the Existing Voting Parties agrees to cause the resignation of any Existing Board Members, effective concurrently with the Initial Closing, as necessary in order to implement the foregoing provisions of this Section 1.1.

1.2 Vacancies and Removal.

1.2.1 Each of the directors designated pursuant to Section 1.1 shall be elected at any annual or special meeting of stockholders (or by written consent in lieu of a meeting of stockholders) and shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

1.2.2 Only the Investors (or their successors as holders of the Series A Preferred Stock) shall have the right to vote to remove the Series A Preferred Director during his or her term of office, which shall be effected upon a vote of the holders of a majority of the shares of Series A Preferred Stock voting as a separate class.

1.2.3 All Voting Parties shall vote all of their Shares to cause an Existing Holder Director to be removed from his or her position as a director during his or her term of office, when, and only when, such removal is requested by SPTW, on behalf of the Existing Holders (or their successors and assigns).

1.2.4 All Voting Parties shall vote all of their Shares to cause a Mutual Director to be removed from his or her position as a director during his or her term of office, when, and only when, it is so agreed upon as a result of a separate decision or vote, as appropriate, by (i) LGP and (ii) the holders of a majority of the shares of Series A Preferred Stock held by the Investors (or their successors and assigns).

1.2.5 All Voting Parties shall vote all of their Shares to cause the Typaldos Director to be removed from his or her position as a director during his or her term of office, when, and only when, such removal is requested by Typaldos (upon consultation with LGP).

1.2.6 All Voting Parties shall vote all of their Shares to cause the LGP Director to be removed from his or her position as a director during his or her term of office, when, and only when, such removal is requested by LGP.

1.2.7 In the event of any vacancy in the position of any of the directors elected pursuant to Section 1.1, the Company agrees to promptly nominate, and the Voting Parties agree to promptly vote their Shares, to elect such person as has been designated to fill such position in the manner set forth in Section 1.1.

1.3 Notice. The Company shall provide the Voting Parties with prior written notice of any intended mailing of notice to stockholders for a meeting at which directors are to be elected, and the Investors, SPTW, Typaldos and LGP shall notify the Company in writing, prior to such mailing, of the persons designated by them as nominees for election as the Series A Preferred Director, Existing Holder Director, Typaldos Director and LGP Director, respectively, and, in the case of the Mutual Director, the Investors and LGP shall inform the Company of their mutually agreed-upon designee for such Board member prior to such mailing. If any Voting Party fails to provide notice to the Company as provided above, the existing member of the Board serving as the designee of such Voting Party shall be deemed to be the designee of such Voting Party for reelection to the Board, and, in the case of the Mutual Director, the Existing Mutual Director shall be deemed to be the mutually agreed-upon designee of the Investors and LGP for reelection to his or her capacity as such.

2. **Shares.** **"Shares"** shall mean and include any and all shares of Series A Preferred Stock, Common Stock and/or shares of capital stock of the Company, by whatever name called, which carry voting rights (including voting rights which arise by reason of default) and shall include any such shares now owned or subsequently acquired by a Voting Party, however acquired, including without limitation via stock splits, stock dividends, conversion of the Series A Preferred Stock and exercise of the Warrants.

3. **Termination.** This Agreement shall terminate in its entirety upon the earliest of (i) the closing of the Company's initial public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share not less than three times the Original Purchase Price (as defined in the Certificate of Designation filed by the Company with respect to the Series A Preferred Stock) (as adjusted for stock splits, reverse stock splits, stock dividends and the like), which results in at least $30,000,000 of net proceeds to the Company and which is underwritten by a reputable underwriter, (ii) the date on which the Common Stock becomes publicly traded on a national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market) or the OTC Bulletin Board (but not on the Pink Sheets) and the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, (iii) the closing of a transaction resulting in a sale for cash of substantially all of the assets of the Company and (iv) such time as less than 20% of the originally issued shares of Series A Preferred Stock (as adjusted to reflect stock splits, reverse stock splits, stock dividends and the like) remains outstanding.

4. **No Revocation.** The voting agreements contained herein are coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with Section 7.5 hereof. Nothing in this Section 4 shall be construed as limiting the provisions of Sections 3 or 7.5 hereof.

5. **Restrictive Legend.** All certificates representing Shares owned or hereafter acquired by the Voting Parties or any transferee of the Voting Parties bound by this Agreement shall have affixed thereto a legend substantially in the following form:

> "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AGREEMENTS AS SET FORTH IN A SECOND AMENDED AND RESTATED STOCKHOLDERS' VOTING AGREEMENT, DATED AS OF MAY 15, 2006, AS AMENDED FROM TIME TO TIME, BY AND AMONG THE REGISTERED OWNER OF THIS CERTIFICATE, THIS COMPANY AND CERTAIN OTHER STOCKHOLDERS OF THIS COMPANY. A COPY OF THE AGREEMENT IS AVAILABLE FOR INSPECTION DURING NORMAL BUSINESS HOURS AT THE PRINCIPAL EXECUTIVE OFFICE OF THIS COMPANY."

6. **Transfers of Rights.** Any transferee to whom Shares are transferred by a Voting Party, whether voluntarily or by operation of law, shall be bound by the voting obligations imposed upon the transferor under this Agreement, to the same extent as if such transferee were

a Voting Party hereunder, and no Voting Party shall transfer any Shares unless the transferee agrees in writing to be bound by this Agreement.

7. General.

7.1 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

7.2 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Voting Party shall be entitled to specific performance of the agreements and obligations of the other Voting Parties hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

7.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the choice of law or conflicts of law provisions thereof).

7.4 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon personal delivery, (ii) two business days after being send by registered or certified mail, return receipt requested, postage prepaid or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

Xandros, Inc.
149 Madison Avenue, Suite 803
New York, NY 10016
Facsimile: (212) 213-8084
E-mail: andy@xandros.com
Attention: Andreas Typaldos

or at such other address or addresses as may have been furnished in writing by the Company to the Voting Parties, with a copy (which shall not constitute notice) to:

Breslow & Walker
100 Jericho Quadrangle Suite 230
Jericho, New York 11753
Attention: Len Breslow, Esq.
Facsimile: 516-822-6544
E-mail:lbreslow@breslowwalker.com

If to the Investors, to each at its address listed on the signature page hereto executed by such Investor, or at such other address or addresses as may have been furnished in writing to all other Voting Parties and to the Company by such Investor, with a copy (which shall not constitute notice) to:

Reed Smith LLP
599 Lexington Avenue
New York, New York 10022

Attention: Gerard S. DiFiore, Esq.
Facsimile: (212) 521-5450
E-mail: gdifiore@reedsmith.com

If to the Existing Holders, to each at its address listed on Exhibit A hereto, or at such other address or addresses as may have been furnished in writing to all other Voting Parties and to the Company by any such Existing Holder.

If to any of LGP, SPTW or Typaldos, to such Voting Party's address as first set forth above, or at such other address or addresses as may have been furnished in writing to all other Voting Parties and to the Company by such Voting Party.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, telecopy or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

7.5 Complete Agreement; Amendments. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to such subject matter. No amendment, modification or termination of, or waiver under, any provision of this Agreement shall be valid unless in writing and signed by (i) LGP, (ii) Investors holding a majority of the Series A Preferred Stock then held by all of the Investors, (iii) Existing Holders holding a majority of the Shares then held by all of the Existing Holders, (iv) Typaldos, (v) SPTW and (vi) the Company, and any such amendment, modification, termination or waiver shall be binding on all parties hereto; provided, that the consent of a party shall not be required for any amendment, modification or termination of, or waiver under, any provision of this Agreement if such party is not adversely affected thereby.

7.6 Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

7.7 Counterparts; Facsimile Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed and delivered by exchange of facsimile copies showing the signatures of the parties, and those signatures need not be affixed to the same copy.

7.8 Section Headings. The Section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE PAGE TO XANDROS, INC. SECOND AMENDED AND RESTATED STOCKHOLDERS VOTING AGREEMENT

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

COMPANY:

XANDROS, INC.

By:____________________________________

Name: Andreas Typaldos
Title: CEO

ANDREAS TYPALDOS:

____
ANDREAS TYPALDOS

LINUX GLOBAL PARTNERS:

By:____________________________________
W. Jay Roseman, CEO

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED:

By:____________________________________
Name:______________________
Title:_______________________

EXISTING HOLDER:

____
Name of Existing Holder

____
If Existing Holder is a corporation or other entity, name of signing officer or other authorized signatory

____
Signature

SIGNATURE PAGE TO XANDROS, INC. SECOND AMENDED AND RESTATED STOCKHOLDERS VOTING AGREEMENT

INVESTOR:

____
Name of Investor

____
If Investor is a corporation or other entity, name of signing officer or other authorized signatory

____
Signature

____
Address

____

Exhibit

6.1

EXECUTION COPY

SECURITIES PURCHASE AGREEMENT

XANDROS, INC.

XANDROS, INC.
SECURITIES PURCHASE AGREEMENT

This **SECURITIES PURCHASE AGREEMENT** (this **"Agreement"**) dated as of May 15, 2006, is entered into by and among Xandros, Inc., a Delaware corporation (the **"Company"**), and each person whose name and signature appear on a signature page hereto (such persons collectively referred to herein as the "**Purchasers**" and each individually as a "**Purchaser**").

In consideration of the premises, mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Authorization and Sale of Series A Preferred Stock and Warrants.**

1.1 Authorization. The Company has, or before the Initial Closing (as defined in Section 2) will have, duly authorized the sale and issuance of a minimum of 8,872,435 Units (as hereinafter defined) for an aggregate purchase price of $9,848,402.85 (the **"Minimum Offering"**), and a maximum of 10,674,237 Units for an aggregate purchase price of $11,848,403.07 (the **"Maximum Offering"**) (excluding the Placement Agent Warrants (as defined in Section 9 below) that may be issued to Cambria Capital, LLC (the "**Placement Agent**") as compensation for its services in connection with the transactions contemplated hereunder). Each unit ("**Unit**") shall consist of five shares of the Company's Series A Convertible Preferred Stock, $0.001 par value per share (the "**Series A Preferred Stock**"), having the rights, restrictions, privileges and preferences set forth in the Company's Certificate of Designation attached hereto as Exhibit B (the "**Certificate of Designation**"), and a seven-year warrant, in substantially the form attached hereto as Exhibit C, exercisable to purchase one share of the Company's common stock, $0.001 par value per share, ("**Common Stock**"), at $0.2779 per share, subject to adjustment (the "**Warrants,**" and, collectively with the shares of Series A Preferred Stock to be sold pursuant hereto, the "**Securities**").

1.2 Sale of Securities. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Company will sell and issue to each Purchaser, and each Purchaser will purchase from the Company, the number of Units set forth below such Purchaser's name on the signature page hereto executed by such Purchaser and accepted by the Company, for the purchase price of $1.11 per Unit.

1.3 Use of Proceeds. The Company will use the net proceeds from the sale of the Units for working capital and other related purposes.

1.4 Escrow of Purchase Price. The purchase price for the Units shall be paid by certified or bank check made payable to "Continental Stock Transfer & Trust Company, as escrow agent for Xandros, Inc.", by wire transfer of funds or any other method acceptable to the Company in its sole discretion (including, with respect to Bushido Capital Master Fund, LP (the "**Lead Purchaser**") and other creditors of the Company listed on Exhibit A (collectively, the "**Creditors**"), by the conversion into Units, at a conversion price of $1.11 per Unit, of the obligations of the Company in the amounts set forth opposite the name of each Creditor on Exhibit A, (collectively, the "**Obligations**")) contemporaneously with the execution and delivery of this Agreement (provided that with respect to the conversion of the Obligations by the Creditors, no delivery evidencing such conversion needs to be made contemporaneously herewith (other than the surrender to the Company of the Company's securities (if any) evidencing such Obligations, together with a notice of conversion in substantially the form attached hereto as Exhibit D which shall be effective upon the Initial Closing (as defined below) (a "**Notice of Conversion**")), it being agreed by each Creditor that (i) the execution and delivery of this Agreement and (ii) where applicable, the surrender of the Company's securities evidencing such Obligations together with a Notice of Conversion executed by such Creditor shall constitute its binding agreement to convert such Obligations at the Initial Closing, without further action by the parties and without further recourse of any kind against the Company, into Units to be issued and delivered by the Company). Pending the sale of any Units pursuant hereto, all funds paid hereunder shall be deposited in escrow with the Escrow Agent (as hereinafter defined). Continental Stock Transfer & Trust Company (the "**Escrow Agent**") shall act as escrow agent in accordance with the terms and conditions of an escrow agreement to be entered into among the Placement Agent, the Company and the Escrow Agent. The Units to be sold hereunder shall be delivered to the Purchasers at the Closing, as set forth in Section 2 below.

1.5 Cancellation; Irrevocability of Subscriptions. Each Purchaser understands and agrees that the Company, prior to countersigning the signature page hereto executed by such Purchaser, may accept or reject such Purchaser's subscription, in whole or in part, for any reason or no reason. Subscription funds pertaining to those Units for which the subscription is rejected shall be returned to the Purchaser without interest or deduction. Each Purchaser further understands and agrees that, except as required under law, subsequent to delivery of the subscription funds and an executed copy of this Agreement to the Company by such Purchaser, the Purchaser's subscription shall be irrevocable, subject to the satisfaction of the conditions to Closing set forth in Section 5 below.

2. Offering Period. The period for the purchase of the Units under this Agreement will terminate at 11:59 PM Eastern time on May 31, 2006, unless extended for up to thirty (30) days by the Placement Agent with the consent of each of the Lead Purchaser and the Company (the "**Termination Date**"). If, on or before the Termination Date, at least the Minimum Offering shall have been subscribed for and accepted, funds representing the sale thereof (including funds reflecting the cancellation of the Obligations) shall have cleared, and all conditions to closing set forth in Sections 5 and 6 of this Agreement shall have been satisfied or waived, then the Company may cause a closing (the "**Initial Closing**") to take place at the offices of Reed Smith LLP, 599 Lexington Avenue, New York, NY 10022 at 10:00 AM within three business days thereafter (or at such other time, date and place as are mutually agreeable to the Company and the Lead Purchaser or by facsimile, mail and wire transfer should the Company and the Lead Purchaser so agree). At the Initial Closing, the release of funds held by the Escrow Agent shall be made and the cancellation of the Obligations shall become effective against delivery to each Purchaser of a Series A Preferred Stock certificate and a Warrant certificate reflecting the number of shares of Series A Preferred Stock and Warrants, respectively, comprising the number of Units purchased by such Purchaser as set forth on the signature page hereto executed by such Purchaser. Subsequent closings (each of which, including the Initial Closing, shall be deemed a "**Closing**" hereunder) shall take place by mutual agreement of the Company, the Lead Purchaser and the Placement Agent. The date of any Closing hereunder is referred to as a "**Closing Date**". If the Company shall not have obtained and accepted subscriptions for the Minimum Offering on or before the Termination Date, then this Agreement and any Notice of Conversion delivered in connection herewith shall be void and all funds deposited with the Escrow Agent and all securities of the Company evidencing Obligations shall be promptly returned to the Purchasers without interest or deduction.

3. Representations of the Company. Except as set forth on the disclosure schedules attached hereto as Exhibit E, the Company hereby represents and warrants to each Purchaser, as of the Closing Date on which the Purchaser is purchasing Units hereunder, as follows:

3.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct its business as presently conducted by it and to enter into and perform this Agreement and to carry out the transactions contemplated by this Agreement. The Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the business conducted by it makes such qualification necessary, except where the failure to so qualify would not have a material adverse effect, either individually or in the aggregate, on the assets, properties, operations, business or condition (financial or otherwise) of the Company taken as a whole (a "**Material Adverse Effect**"). The Company has furnished to counsel to the Lead Purchaser true and complete copies of its Certificate of Incorporation and By-Laws, each as amended to date and presently in effect.

3.2 Capitalization. The authorized capital stock of the Company (immediately prior to the Initial Closing, and prior to giving effect to the amendment to (or amendment and restatement of) the Company's Certificate of Incorporation required under Section 5.11 below) consists of (i) 120,000,000 shares of Common Stock, of which 64,510,562 shares are issued and outstanding, (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share, none of which are issued and outstanding. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as provided in this Agreement, the Ancillary Agreements (as hereinafter defined) or the Certificate of Designation, or as set forth on Schedule 3.2 hereto, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding (except for any such convertible securities and accompanying rights as are held by the Purchasers), (ii) there is not any commitment of the Company to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock or any evidences of indebtedness or assets of the Company (except for the rights held by the Purchasers under convertible securities issued to them by the Company), and (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as provided in this Agreement or in the Ancillary Agreements (as hereinafter defined) or as set forth on Schedule 3.2, no person or entity is entitled to (i) any preemptive or similar right with respect to the issuance of any capital stock of the Company or (ii) any rights with respect to the registration of any capital stock of the Company under the Securities Act of 1933, as amended (the **"Securities Act"**). All of the issued and outstanding shares of Common Stock have been offered, issued and sold by the Company in compliance with applicable Federal and state securities laws. Except as set forth on Schedule 3.2 hereto, to the Company's knowledge, no stockholder of the Company has granted options or other rights to purchase any shares of Common Stock from such stockholder.

3.3 Subsidiaries. Except for Xandros Corporation, a Canadian corporation which is a wholly-owned subsidiary of the Company, the Company has no subsidiaries and does not own or control, directly or indirectly, shares of capital stock of any other corporation or any interest in any partnership, joint venture or other non-corporate business entity or enterprise.

3.4 Stockholder List and Agreements. The Company has heretofore furnished to the Lead Purchaser a true and complete list of the Company's stockholders of record showing the number of shares of Common Stock or other securities of the Company held of record by each stockholder as of the date of this Agreement. Except as set forth on Schedule 3.4 or as contemplated by this Agreement, there are no agreements, written or oral, between the Company and any holder of its capital stock or, to the Company's knowledge, among any holders of its capital stock, relating to the acquisition (including, without limitation, rights of first refusal or preemptive rights), disposition or voting of the capital stock of the Company.

3.5 Issuance of Securities. The issuance, sale and delivery of the Series A Preferred Stock and the Warrants in accordance with this Agreement, and the issuance and delivery of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock (the "**Series A Conversion Shares**") have been, or will be on or prior to the Closing, duly authorized and, as the case may be, reserved for issuance by all necessary corporate action on the part of the Company. The Series A Preferred Stock, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, and the Series A Conversion Shares, when issued upon conversion of the Series A Preferred Stock, will be duly and validly issued, fully paid and nonassessable. The shares of Common Stock issuable upon exercise of the Warrants (the "**Warrant Shares**") has been, or will be on or prior to the Closing, duly authorized and reserved for issuance by all necessary corporate action on the part of the Company, and, when issued upon exercise of the Warrants and assuming the receipt of the exercise price therefor and the other documentation, if any, required to be delivered in connection with such exercise, will be duly and validly issued, fully paid and nonassessable.

3.6 Authority for Agreement. The execution, delivery and performance by the Company of this Agreement and all other agreements required to be executed by the Company on or prior to the Closing pursuant to Section 5.4 (the **"Ancillary Agreements"**), and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action. This Agreement has been, and at the Closing the Ancillary Agreements will be, duly executed and delivered by the Company and constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding of law or in equity). Except as set forth on Schedule 3.6 hereto, the execution and performance of this Agreement and the Ancillary Agreements and compliance with their provisions by the Company: (i) will not violate any provision of law, statute, rule or regulation applicable to the Company; and (ii) will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, its Certificate of Incorporation or By-Laws (each as amended to date and presently in effect), or any material indenture, lease, agreement or other instrument to which the Company is a party or by which it or any of its properties is bound, or any decree, judgment, order, applicable to the Company.

3.7 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of the Company in connection with the execution and delivery of this Agreement, the offer, issue, sale and delivery of the Series A Preferred Stock and the Warrants, the issue and delivery of the Series A Conversion Shares or the Warrant Shares or the other transactions to be consummated at the Closing, as contemplated by this Agreement, except (i) such filings as shall have been made prior to and shall be effective on and as of the Closing Date and (ii) if required, qualifications or filings under the Securities Act and other applicable state securities laws, which qualifications or filings, if required, will be obtained or made and will be effective within the time periods required by law. Assuming the accuracy of the representations and warranties made by each of the Purchasers in Section 4 of this Agreement, the offer and sale of the Series A Preferred Stock and Warrants to each of the Purchasers will be in compliance with applicable Federal and state securities laws.

3.8 Litigation. Except as set forth on Schedule 3.8 hereto, there is no action, suit, proceeding or investigation pending or, to the Company's knowledge, threatened, against the Company that questions the validity of this Agreement or the right of the Company to enter into it, or that would reasonably be expected to have a Material Adverse Effect, and there is no litigation pending or, to the Company's knowledge, threatened against the Company by reason of the past employment relationships of any of the Company's employees or negotiations by the Company with possible investors in the Company.

3.9 Financial Statements. Attached hereto as Schedule 3.9 is a true and complete copy of the unaudited balance sheet, income statement and statement of cash flows and stockholders' equity of the Company (the "**Financial Statements**") as of and for the Company's fiscal year ended June 30, 2005 and the partial year period ended December 31, 2005 (December 31, 2005 being hereinafter referred to as the "**Financial Statement Date**"). The Financial Statements present fairly the financial condition and results of operations of the Company for the dates or periods indicated thereon and have been prepared in accordance with generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods indicated in all material respects, subject to normal, recurring year-end adjustments and except for the omission of certain footnotes required by GAAP.

3.10 Absence of Liabilities. Except as set forth on Schedule 3.10 hereto, the Company has no liabilities, contingent or otherwise, other than liabilities (a) reflected on the Financial Statements or (b) incurred in the ordinary course of business since the Financial Statement Date that are not material to the financial condition or operating results of the Company.

3.11 Taxes. The Company has timely filed or has obtained presently effective extensions with respect to all material Federal, state, county, local and foreign tax returns which are required to be filed by it. Federal income tax returns of the Company have not been audited by the Internal Revenue Service, and no controversy with respect to taxes of any type is pending or, to the knowledge of the Company, threatened. The Company and its stockholders have not ever filed (a) an election pursuant to Section 1362 of the Internal Revenue Code of 1986, as amended (the "**Code**"*)*, that the Company be taxed as a Subchapter S Corporation or (b) a consent pursuant to Section 341(f) of the Code relating to collapsible corporations. The Company's net operating losses for Federal income tax purposes, as set forth in the Financial Statements, are not subject to any limitations imposed by Section 382 of the Code, and consummation of the transactions contemplated by this Agreement or by any other agreement, understanding or commitment, contingent or otherwise, to which the Company is a party or by which it is otherwise bound will not have the effect of limiting the Company's ability to use such net operating losses in full to offset such taxable income.

3.12 Property and Assets. The Company has good title to all of its material properties and assets, and none of such properties or assets is subject to any mortgage, pledge, lien, security interest, lease, charge or encumbrance other than (a) as described on Schedule 3.12 hereto or (b) Permitted Encumbrances (as defined below).

3.13 Intellectual Property. Set forth on Schedule 3.13 hereto is a true and complete list of all patents, patent applications, trademarks, service marks, trademark and service mark applications and registrations, trade names, domain names, copyrights, copyright registrations, licenses, trade secrets and other proprietary rights presently owned by or licensed to the Company and used in or necessary for the conduct of the Company's business as conducted or as currently proposed to be conducted (other than off the shelf type software), as well as any agreement under which the Company has access to any confidential information used by the Company in its business (collectively, the "**Intellectual Property Rights**"). Except as set forth on Schedule 3.13, the Company owns all right, title and interest in, or has the right to use pursuant to a valid and enforceable license, free and clear of all liens (except Permitted Encumbrances), all of the Intellectual Property Rights. Except as set forth on Schedule 3.13, there are no pending or, to the Company's knowledge, threatened claims, and the Company has not received any communications alleging, that the Company has infringed or otherwise violated or, by conducting its business as currently conducted or as currently proposed to be conducted, would infringe on or otherwise violate any of the patents, trademarks, service marks, trademark and service mark applications and registrations, trade names, domain names, copyrights, copyright registrations, licenses, trade secrets or other proprietary rights of any other person or entity ("**Third-Party Intellectual Property Rights**"), and the Company's business as currently conducted or, to the Company's knowledge, as currently proposed to be conducted does not infringe or otherwise violate any Third Party Intellectual Property Rights. To the Company's knowledge, no third party is infringing on or otherwise violating any Intellectual Property Rights of the Company. All of the Intellectual Property Rights are valid, subsisting and enforceable, and there are no defects therein or in the title thereto. The Company has taken reasonable steps to maintain the confidentiality of the trade secrets and confidential information included within the Intellectual Property Rights. Except as set forth on Schedule 3.13, all current and former employees and consultants have executed valid and enforceable employee confidentiality and invention agreements, and, with respect to current employees and consultants, all of such agreements are in full force and effect and have been provided to (or a form thereof has been provided to), the Lead Purchaser and its legal counsel. To the Company's knowledge, no employee is obligated under any contract (including any license, covenant or commitment of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would conflict or interfere with: (i) the performance of such employee's duties as an officer, employee or director of the Company; (ii) the use of such employee's best efforts to promote the interests of the Company; or (iii) the Company's business as conducted or currently proposed to be conducted. To the Company's knowledge, no person or entity (including, without limitation, any prior employer of any employee of the Company) has any right to or interest in any Intellectual Property Right or in any inventions, improvements, discoveries or other information assigned to the Company by any employee pursuant to an employee confidentiality and invention agreement or otherwise. All software manufactured, distributed, sold, licensed or marketed by the Company (**"Company Software"**) is free of all viruses, worms, trojan horses, bugs and other malicious programs or code. The Company has obtained all approvals necessary for exporting the Company Software to, and importing the Company Software into, any country in which the Company Software is now sold or licensed for use by the Company, and all such export and import approvals in the United States and in other applicable jurisdictions are valid, current, outstanding and in full force and effect. The Company is in compliance with all relevant material requirements of all applicable laws relating to the collection, use, privacy and/or disclosure of personal information and the provisions of the Company's privacy policies.

3.14 Insurance. The Company maintains (or will obtain promptly after the Closing) with financially sound insurers valid policies for workers' compensation insurance and insurance related to its properties and business covering such losses and risks, and in such amounts, as in the Company's judgment, after advice from its insurance broker, are necessary for the nature and extent of the Company's business.

3.15 Material Agreements and Obligations; No Defaults.

(a) Schedule 3.15 hereto sets forth a list of all material agreements of any nature to which the Company is a party or by which it is bound (except for agreements which do not involve future expenditures by the Company in excess of $25,000 or which are cancelable by the Company on thirty (30) days notice or less without penalty) (the "**Material Agreements**"), including, without limitation: (i) employment and consulting agreements, employee benefit, bonus, pension, profit-sharing, stock option, stock purchase and similar plans and arrangements, and distributor and sales representative agreements; (ii) agreements to which any stockholder, officer or director of the Company, or any "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities

Act) is party, including, without limitation, agreements or other arrangements providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, any such person or entity; and (iii) agreements relating to the Intellectual Property Rights. The Company has delivered to counsel to the Lead Purchaser copies of such of the Material Agreements as such counsel has requested.

(b) All Material Agreements are valid, binding and in full force and effect with respect to the Company and, with respect to the other parties thereto, to the knowledge of the Company, all of such agreements and contracts are valid, binding and in full force and effect. There are no oral agreements that, if reduced to writing, would be required to be set forth on Schedule 3.15. Except as set forth on Schedule 3.15:

(i) the Company is in material compliance with all applicable terms and requirements of each Material Agreement;

(ii) to the knowledge of the Company, each other person that has any obligation or liability under any Material Agreement is in material compliance with all applicable terms and requirements of such Material Agreement;

(iii) to the knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may materially contravene, conflict with, or result in a material violation or breach of, or give the Company or other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Agreement; and

(iv) the Company has not given to or received from any other person, at any time since the Financial Statement Date, any written notice or communication regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Material Agreement.

3.16 Debt Owed by Company. Except as set forth on Schedule 3.16 hereto or in the Financial Statements, the Company does not owe any debt for borrowed money (including any outstanding interest) to any members of management, principals, founders, or employees of the Company.

3.17 Compliance. Except as disclosed on Schedule 3.17 hereto, the Company has, in all material respects, complied with all laws, regulations and orders applicable to its present business and has all material franchises, permits and licenses and any similar authority for the conduct of its business now being conducted by it. Except as disclosed on Schedule 3.17 hereto, there is no term or provision of any material mortgage, indenture, contract, agreement or instrument to which the Company is a party or by which it is bound, or, to the knowledge of the Company, of any state or Federal judgment, decree, order, statute, rule or regulation applicable to or binding upon the Company (other than a judgment, decree, order, statute, rule or regulation affecting all software companies generally), which materially limits or restricts the business, condition, affairs or operations of the Company or any of its properties or assets. To the Company's knowledge, no employee of the Company is in violation of any contract or covenant (either with the Company or with another entity) relating to employment, patent, other proprietary information disclosure, non-competition or non-solicitation.

3.18 Absence of Changes. Since the Financial Statement Date, the Company has not been subject to a Material Adverse Effect.

3.19 Employees. None of the employees of the Company is represented by any labor union, and there is no labor strike or other labor trouble (including, without limitation, any organizational drive) pending or, to the knowledge of the Company, threatened with respect to the Company. Except as disclosed on Schedule 3.19 hereto, the Company is not in arrears in the payment of the salary or compensation of any of its employees or consultants.

3.20 ERISA. The Company does not have, or otherwise contribute to, or participate in any employee benefit plan subject to the Employee Retirement Income Security Act of 1974.

3.21 Books and Records. The minute books of the Company contain complete records of all meetings and other corporate actions of its stockholders and its Board of Directors and committees thereof, and reflect all such actions accurately in all material respects. The Company maintains complete records which reflect all issuances, repurchases and cancellations of shares of capital stock of the Company and, to the knowledge of the Company, all transfers of shares of capital stock of the Company.

3.22 Disclosures. Neither this Agreement nor any exhibit or schedule hereto, nor any report, certificate or instrument furnished by the Company or its agents in writing to any of the Purchasers or their counsel in connection with the transactions contemplated by this Agreement, when read together, contains or will contain any material misstatement of fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in any material respect (it being acknowledged by the Purchasers that financial projections and forward-looking statements do not constitute statements of "fact" as used in this Section 3.22).

3.23 Brokerage Fees. Except for its engagement of the Placement Agent, the fees for which will be paid solely and exclusively by the Company, as described in Section 9 below, the Company has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

3.24 Accounts Receivable. Except as set forth on Schedule 3.24, all of the trade accounts receivable, notes receivable, employee advances and other miscellaneous receivables of the Company are reflected properly on its books and records, are valid receivables and, to the knowledge of the Company, are collectible in accordance with their terms at their recorded amounts, subject only to the reserve for doubtful accounts (if any) set forth in the Financial Statements as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company.

3.25 Sufficiency of Assets. Except as set forth on Schedule 3.25, the Company owns, or has a valid leasehold interest in or license for, in each case free and clear of any mortgage, easement, right of way, charge, claim, equitable interest, lien, option, pledge, security interest, right of first refusal, or encumbrance of any kind (collectively, "**Encumbrances**") (except for Permitted Encumbrances, as hereinafter defined) all assets materially necessary for the conduct of its business as presently conducted consistent with past practices. As used herein, "**Permitted Encumbrances**" means (i) Encumbrances for taxes, fees, levies, imposts, duties, or governmental charges of any kind which are not yet delinquent or are being contested in good faith by appropriate proceedings which suspend the collection thereof and for which appropriate reserves have been established; (ii) Encumbrances for mechanics, materialmen, laborers, employees, suppliers, or other Encumbrances arising by operation of law for sums which are not yet delinquent or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established; (iii) Encumbrances created in the ordinary course of business in connection with the leasing or financing of equipment or supplies; (iv) Encumbrances consisting of easements, zoning restrictions, flowage rights, rights-of-way, covenants, conditions, restrictions, reservations, licenses, agreements and other and similar encumbrances ordinarily created for fuller utilization and enjoyment of property; (v) Encumbrances or defects in title or leasehold rights that will not have a Material Adverse Effect, (vi) Encumbrances to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (vii) bonded judgment Encumbrances created by or resulting from any litigation or legal proceeding, which, if arising after the Closing, shall be bonded to the Lead Purchaser's reasonable satisfaction; (viii) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation, and deposits securing liability to insurance carriers under insurance or self-insurance arrangements, and (ix) as to leasehold interests, the ownership and reversion rights of the asset owner.

3.26 Relationships with Customers, Distributors and Suppliers Attached hereto as Schedule 3.26 is a true and accurate list of (i) the names of the top twenty customers (by dollar volume of sales to such customers) and (ii) the names of the top twenty suppliers of the Company (by dollar volume of purchases from such suppliers), for the 2005 fiscal year and part of the 2006 fiscal year and, for each such customer or supplier, as applicable, the volume of purchases by such customer or from such supplier, as applicable, for such periods. The Company has not received any written notice from any material customer or distributor of the Company (except as listed on Schedule 3.26) to the effect that, and the Company has no reason to believe that, any material customer or distributor will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying materials, products or services from the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise). The Company has not received any written notice from any of its material suppliers (except as listed on Schedule 3.26) to the effect that, and the Company has no reason to believe that, such supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

3.27 Related Party Transactions. Except as set forth on Schedule 3.27, no executive officer, director, or Affiliate (as defined in Rule 405 under the Securities Act) of the Company, nor, to the knowledge of the Company, any stockholder or employee of the Company, or to the knowledge of the Company, any individual related by blood, marriage or adoption to any such individual, or, to the knowledge of the Company, any entity in which any such person owns any material beneficial interest, is a party to any material written (or oral) agreement, contract, license, sublicense, lease, sublease or binding commitment or arrangement with the Company or has any material interest in any property or assets used by the Company (including in any of the Company's Intellectual Property Rights).

3.28 Environmental and Safety Laws. Except as could not reasonably be expected to have a Material Adverse Effect, (a) the Company is and has been in compliance with all Environmental Laws (as hereinafter defined); (b) there has been no release or, to the Company's knowledge, threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a "**Hazardous Substance**") on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published United States Federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls ("**PCBs**") or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to the Purchasers true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments received or prepared by the Company.

For purposes of this Section 3.28, **"Environmental Laws"** means any law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

4. Representations of the Purchasers. Each Purchaser, if there is more than one, severally represents and warrants to the Company as follows:

4.1 Investment. The Purchaser is acquiring the Series A Preferred Stock and the Warrants and will, upon conversion or exercise, as the case may be, acquire the Series A Conversion Shares and the Warrant Shares, for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, and with no present intention of distributing or selling the same, and, except as contemplated by this Agreement and the Exhibits hereto, the Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof. The Purchaser understands that the offer and sale of the Series A Preferred Stock, the Warrants and the Series A Conversion Shares and Warrant Shares purchased by it or to be acquired or purchased by it, as the case may be, have not been registered under the Securities Act and must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration.

4.2 Organization and Standing. The Purchaser, if a corporation, partnership or other entity, is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, and has full corporate or organizational power and authority to enter into and perform this Agreement and to carry out the transactions contemplated by this Agreement under the laws of the jurisdiction of its incorporation or organization, as the case may be.

4.3 Authority. The Purchaser has full power and authority to enter into and to perform this Agreement and each of the Ancillary Agreements to which it is a party in accordance with their terms and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance by the Purchaser of this Agreement and the Purchaser Ancillary Agreements, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action including, in the case of any Purchaser that is a corporation, partnership or other entity, all necessary corporate or organizational action, as the case may be. This Agreement and the Ancillary Agreements to which the Purchaser is a party have been duly executed and delivered by the Purchaser and constitute valid and binding obligations of such Purchaser enforceable in accordance with their respective terms. The execution and performance of the transactions contemplated by this Agreement and the Ancillary Agreements to which the Purchaser is a party and compliance with their provisions by the Purchaser: (i) will not violate any provision of law applicable to such Purchaser; and (ii) will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, its Certificate of Incorporation or other certificate of formation and registration, as the case may be, or its By-Laws or partnership agreement, as the case may be (each as amended to date and presently in effect), or any material indenture, lease, agreement or other instrument to which the Purchaser is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to the Purchaser. Any Purchaser that is a corporation, partnership or trust represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Company.

4.4 Experience; Risks. The Purchaser has carefully reviewed the representations concerning the Company contained in this Agreement and has made detailed inquiry concerning the Company, its business and its personnel; the officers of the Company have answered to such Purchaser's satisfaction all inquiries made by such Purchaser. The Purchaser has sufficient knowledge and experience in investing in companies similar to the Company, in terms of stage of development, so as to be able to evaluate the risks and merits of its investment in the Company, and has adequate net worth and means of providing for its current needs and contingencies to sustain a complete loss of its investment in the Company. The Purchaser recognizes that the purchase of the Units involves a high degree of risk in that: (a) the Company has incurred losses from inception and may never achieve profitability; (b) transferability of the Securities is extremely limited; and (c) the Company will require substantial additional funds to implement its business plan and there can be no assurance that such funds will be available on acceptable terms, or at all. The Purchaser also understands that an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Securities.

4.5 Accredited Investor. The Purchaser is an Accredited Investor as that term is defined in Rule 501 (a) of Regulation D under the Securities Act and each Purchaser that is a corporation or partnership qualifies as an Accredited Investor pursuant to Rule 501(a)(1)-(3) of Regulation D.

4.6 Brokerage Fees. The Purchaser has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

4.7 Residence. The principal office of the Purchaser, in the case of a Purchaser that is a corporation or partnership, and the state of residence of each Purchaser that is a natural person, is set forth on the signature page hereto executed by such Purchaser.

4.8. No Representations. Except as expressly set forth herein, no representations or warranties have been made to the Purchaser by the Company or any agent, employee or affiliate of the Company.

4.9 NASD Member. The Purchaser acknowledges that if it is a Registered Representative of a NASD member firm, the Purchaser must give such firm notice required by the NASD's Rules of Fair Practice, receipt of which must be acknowledged by such firm on the signature page hereof.

4.10 No General Solicitation. The Purchaser was not induced to invest by any form of general solicitation or general advertising including, but not limited to, the following: (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over the news or radio; and (b) any seminar or meeting whose attendees were invited by any general solicitation or advertising.

5. Conditions to the Obligations of the Purchasers. The obligation of each Purchaser to purchase Units at a Closing is subject to the fulfillment, or the waiver by the Lead Purchaser on behalf of all of the Purchasers, of the following conditions on or before the Closing Date:

5.1 Accuracy of Representations and Warranties. Each representation and warranty contained in Section 3 that is not qualified as to materiality shall be true and complete in all material respects on and as of the Closing Date with the same effect as though such representation and warranty had been made on and as of that date, and each representation and warranty contained in Section 3 that is qualified as to materiality shall be true and complete in all respects on and as of the Closing Date with the same effect as though such representation and warranty had been made on and as of that date.

5.2 Performance. The Company shall have performed and complied, in all material respects, with all agreements and conditions contained in this Agreement required to be performed or complied with by the Company prior to or at the Closing.

5.3 Opinion of Counsel. The Purchaser shall have received an opinion from Breslow & Walker, LLP, counsel for the Company, dated the Closing Date.

5.4 Other Agreements.

5.4.1 Investor Rights Agreement. The Investor Rights Agreement attached hereto as Exhibit F shall have been executed and delivered by the Company and the Purchasers.

5.4.2 Registration Rights. The Amended and Restated Registration Rights Agreement attached hereto as Exhibit G shall have been executed and delivered by the Company, the Purchasers and those existing stockholders of the Company party thereto.

5.4.3 Stockholders' Voting Agreement. The Second Amended and Restated Stockholders Voting Agreement attached hereto as Exhibit H shall have been executed and delivered by each of the Company, the Purchasers, Linux Global Partners, Inc. ("**Linux**"), Andreas Typaldos, Strasbourger Pearson Tulcin Wolff Incorporated ("**SPTW**") and certain existing stockholders of the Company.

5.4.4 Stock Restriction Agreement. The Stock Restriction Agreement in the form attached hereto as Exhibit I shall have been executed and delivered by the Company, the Purchasers and Linux.

5.4.5 Employment Agreements. Employment Agreements (including, with respect to Key Employees (as defined below), an appropriate agreement as to non-competition), in the form previously provided to the Lead Purchaser and its counsel, shall have been executed and delivered by the Company and each of the employees of the Company.

5.4.6 Confidentiality and Invention Agreements. Employee Confidentiality and Invention Agreements in the form attached hereto as Exhibit J, or in another form reasonably satisfactory to the Lead Purchaser, shall have been executed and delivered by each of the Company's employees.

5.5 Securities Law Approvals. All registrations, qualifications, permits and approvals required under applicable state and Federal securities laws for the lawful execution and delivery of this Agreement and the offer, sale, issuance and delivery of the Series A Preferred Stock and the Warrants shall have been obtained, except for the registrations, qualifications, permits and approvals required or permitted to be filed after the Closing Date (which the Company will file on a timely basis).

5.6 Certificates and Documents. The Company shall have delivered to counsel to the Lead Purchaser:

5.6.1 The Certificate of Incorporation of the Company, after giving effect to the amendment thereto (or amendment and restatement thereof) required under Section 5.11 below and as in effect prior to the Closing, certified by the Secretary of State of the State of Delaware;

5.6.2 Certificates, as of the most recent practicable dates, as to the corporate good standing of the Company issued by the Secretary of State of the State of Delaware and other jurisdictions in which the Company is qualified to do business;

5.6.3 By-Laws of the Company, as amended pursuant to Section 5.8 hereof if necessary, certified by its Secretary or Assistant Secretary as being in effect of the Closing Date; and

5.6.4 Resolutions of the Board of Directors of the Company authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby, certified by the Secretary or Assistant Secretary of the Company as of the Closing Date.

5.7 Compliance Certificate. The Company shall have delivered to the Purchaser a certificate, executed by the President of the Company, dated the Closing Date, certifying to the fulfillment of the conditions specified in Sections 5.1 and 5.2 of this Agreement.

5.8 By-Laws. The Company shall have delivered to the Lead Purchaser evidence that the By-Laws of the Company provide that the holders of two-thirds (2/3) of the Series A Preferred Stock may call a special meeting (either telephonic or in person, as the Company deems appropriate) of the Board of Directors of the Company.

5.9 Conversion of Outstanding Convertible Securities and Settlement Amounts. All convertible securities (whether convertible notes, preferred stock or other securities) issued by the Company prior to the date hereof, other than to the Purchasers, shall have been converted into equity securities of the Company.

5.10 Employee Pool. There will be not more than 6,863,275 shares of Common Stock (as adjusted for stock splits, reverse stock splits, stock dividends and the like) reserved for future issuance to key employees (who are, or who may be, designated as such by the Company's Board of Directors (the "**Key Employees**")) under the Company's equity incentive plans.

5.11 Increase in Authorized Capital. The Company shall have duly adopted and filed with the Secretary of State of the State of Delaware an amendment to, or an amendment and restatement of, its Certificate of Incorporation which shall (i) increase the authorized capital of the Company to two hundred and fifty million (250,000,000) shares of Common Stock and eighty million (80,000,000) shares of preferred stock which shall be issuable in one or more series which shall have such voting powers, designations, preferences and relative, participating, liquidation, optional, or other special rights and qualifications, limitations, or restrictions thereof, as may be determined by the Company's Board of Directors and (ii) contain such other provisions as are reasonably acceptable to counsel to the Lead Purchaser.

5.12 Other Matters. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Lead Purchaser and its counsel, and the Lead Purchaser and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

6. Conditions to the Obligations of the Company. The obligations of the Company to sell the Units are subject to fulfillment, on or before the Closing Date, of each of the following conditions:

6.1 Accuracy of Representations and Warranties. Each representation and warranty contained in Section 4 shall be true and complete on and as of the Closing Date with the same effect as though such representation and warranty had been made on and as of that date.

6.2 Purchase Price. Each Purchaser shall have delivered to the Escrow Agent the purchase price for the number of Units set forth on the signature page hereto executed by such Purchaser, or, in the case of the cancellation of the Obligations, shall have delivered to the Company the Company's securities (if any) evidencing such Obligations along with a Notice of Conversion with respect thereto.

6.3 Securities Law Approvals. All registrations, qualifications, permits and approvals required under applicable state and federal securities laws for the lawful execution and delivery of this Agreement and the offer, sale, issuance and delivery of the Series A Preferred Stock shall have been obtained, except for the registrations, qualifications, permits and approvals required or permitted to be filed after the Closing Date (which notices the Company will file on a timely basis.)

6.4 Other Agreements. Each Purchaser shall have executed and delivered each of the agreements referenced in Section 5.4.1, 5.4.2, 5.4.3 and 5.4.4.

7. Successors and Assigns. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors, assigns, heirs, executors and administrators of the parties hereto.

8. Issuance of Additional Shares Prior to the Closing. From the date hereof until the earlier of the final Closing Date or the Termination Date under Section 2 hereof, the Company shall not, without the prior consent of the Lead Purchaser, issue any additional shares of its Common Stock or other securities, other than shares issuable upon exercise or conversion of the Company's options, warrants and convertible securities outstanding on the date hereof, as the case may be, and other than the issuance of the Units and the Placement Agent Warrants pursuant hereto.

9. Placement Agent Fee. Simultaneously with payment for, and delivery of, the Units at each Closing, the Company shall pay to the Placement Agent a fee in consideration of its role in the introduction of Purchasers to the Company, in the form of (i) a cash payment of eight percent (8%) of the gross proceeds from the sale of the Units issuable hereunder (excluding Units issued upon conversion of the Obligations or issued to Purchasers who are either existing security holders of the Company or were introduced to the Company by other third parties, including the Lead Purchaser and SPTW (any such Purchasers, "**Excluded Purchasers**")) and (ii) seven-year Common Stock warrants (the "**Placement Agent Warrants**") exercisable for the number of shares of Common Stock equal to ten percent (10%) of the aggregate number of shares of Preferred Stock being issued to the Purchasers hereunder (other than shares being issued upon conversion of the Obligations or issued to Excluded Purchasers). The payment of such fee shall furthermore be subject to the terms and conditions of the advisory agreement between the Company and the Placement Agent.

10. Survival of Representations and Warranties. All agreements, representations and warranties contained herein shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated hereby until the earliest of (i) the closing of the Company's initial public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share not less than three times the Original Purchase Price (as defined in the Certificate of Designation) (as adjusted for stock splits, reverse stock splits, stock dividends and the like), which results in at least $30,000,000 of net proceeds to the Company and which is underwritten by a reputable underwriter, (ii) the date on which the Common Stock becomes publicly traded on a national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market) or the OTC Bulletin Board (but not on the Pink Sheets) and the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, or (iii) such time as none of the Series A Preferred Stock and Warrants initially issued hereunder remain outstanding.

11. Expenses.

11.1 Transactional Expenses. Each party hereto will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions shall be consummated; provided, however, the Company shall pay the reasonable fees and out of pocket expenses of Reed Smith LLP, Purchaser's legal counsel.

11.2 Brokers and Finders Fees. The Company shall indemnify and hold harmless each Purchaser against liability arising from or related to the Company's breach of its representations and warranties set forth in Section 3.23 hereof. Each Purchaser, severally and not jointly, shall indemnify and hold harmless the Company (and any other Purchaser) against liability arising from or related to such Purchaser's breach of its representations and warranties set forth in Section 4.6 hereof.

12. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon personal delivery, (ii) two (2) business days after being send by registered or certified mail, return receipt requested, postage prepaid or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

Xandros, Inc.
149 Madison Avenue, Suite 803
New York, NY 10016
Facsimile: 212-213-8084
E-mail: andy@xandros.com
Attention: Andreas Typaldos

or at such other address or addresses as may have been furnished in writing by the Company to the Purchasers, with a copy (which shall not constitute notice) to:

Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, New York 11753
Attention: Len Breslow, Esq.
Facsimile: (516) 822-6505

E-mail: lbreslow@breslowwalker.com

If to the Purchasers, to each at its address listed on the signature page hereto executed by such Purchaser, or at such other address or addresses as may have been furnished in writing to the Company by such Purchaser, with a copy (which shall not constitute notice) to:

Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Attention: Gerard S. DiFiore, Esq.
Facsimile: (212) 521-5450
E-mail: gdifiore@reedsmith.com

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, telecopy or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving notice to the other parties in the manner set forth in this Section.

13. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

14. Amendments and Waivers. Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the holders of no less than two-thirds (2/3) of the issued or issuable Series A Conversion Shares. Any amendment or waiver effected in accordance with this Section 14 shall be binding upon each holder of any shares of Series A Preferred Stock (including holders of Series A Conversion Shares) and each future holder of all such securities and the Company. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

15. Counterparts; Facsimile Execution. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by exchange of facsimile copies showing the signatures of the parties, and those signatures need not be affixed to the same copy.

16. Headings. The headings of the sections, subsections, and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement.

17. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision.

18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the choice of law or conflicts of law provisions thereof.

19. Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

20. Knowledge. The term knowledge, as used in the phrases "to the knowledge of the Company", "to the Company's knowledge" or phrases of similar import means the actual knowledge or awareness of any of Andreas Typaldos, Wm. Jay Roseman, Ming Poon or Todd Kafner.

21. No Drafting Party. The parties hereto agree that each party has reviewed and provided input into this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply to any interpretation of this Agreement.

22. Legal Review. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE PAGE TO XANDROS, INC. SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned has hereunto set its hands as of the day and year first above written.

PURCHASER:

***If Purchaser is a Registered Representative with an NASD member firm, have the following acknowledgment signed by the appropriate party:**
The undersigned NASD member firm acknowledges receipt of the notice required by Rule 3040 of the NASD Conduct Rules. ____________________ Name of NASD Member Firm By____________________ Authorized Officer

____
*Name of Purchaser

____
If Purchaser is a corporation or other entity, name of signing officer or other authorized signatory

____
Signature

____
Number of Units Subscribed For

____
Address
____

Subscription Accepted:

XANDROS, INC.

By:____________________
Name:
Title:

____
Number of Units for which subscription is accepted

EXHIBIT A

Creditor	Amount of Obligation Converted in Purchase of Units	Number of Units Issuable in Respect of Converted Obligation
Bushido Capital Master Fund, LP 275 Seventh Avenue Suite 2000 New York, NY 10001 Fax: (646) 486-6885 Email: rossman@bushidocapital.com	$5,163,000.00 principal and $205,690.89 interest (interest calculated through May 16, 2006)**	4,825,289
Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Attention: Gerard S. DiFiore, Esq.	$175,000	157,658
Gamma Opportunity Capital Partners, LP c/o CTI Capital Management 1967 Longwood-Lake Mary Road Longwood, FL 32765	$300,000 principal and $25,733.33 interest (interest calculated through May 16, 2006)**	292,793

** Additional interest that accrues on the Obligations after May 16, 2006 and prior to the Initial Closing shall be convertible into additional Units of the Company to be issued to the Creditors listed on this Exhibit.

Exhibit

6.2

EXHIBIT B
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

CERTIFICATE OF DESIGNATION

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

XANDROS, INC.
(a Delaware corporation)

(Pursuant to Section 151 of the Delaware General Corporation Law (the "GCL"))

XANDROS, INC., a corporation organized and existing under the laws of the State of Delaware (the **"Company"**) DOES HEREBY CERTIFY THAT:

FIRST: The Company was incorporated in the State of Delaware on August 23, 2001.

SECOND: Pursuant to the authority conferred upon the Board of Directors of the Company (the **"Board"**) by the Certificate of Incorporation of the Company under the provisions of Section 151 of the GCL, the following resolutions were duly adopted by unanimous written consent of the Board on May __, 2006, which resolutions are still in full force and effect and are not in conflict with any provisions of the Certificate of Incorporation or By-Laws of the Company.

> **RESOLVED,** that pursuant to the authority vested in the Board of Directors of this Company by Section 151 of the GCL and in accordance with the provisions of its Certificate of Incorporation, the Board hereby creates a series of the Preferred Stock, and hereby fixes, states and expresses the terms, designations, relative rights, preferences and limitations of such series as follows:

1. Designation of Series of Preferred Stock. Eighty million (80,000,000) shares of Preferred Stock shall be designated and known as "Series A Convertible Preferred Stock" (the **"Series A Preferred Stock"**).

2. Issuance; Rank. The issuance price of the Series A Preferred Stock shall be $0.222 per share (the **"Original Purchase Price"**). The Series A Preferred Stock shall rank senior to the Common Stock and any other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon the liquidation, dissolution or winding up of the Company. The date on which any share of Series A Preferred Stock is issued shall hereinafter be referred to as the **"Original Issue Date"** for such share.

3. Dividends.

3.1 The holders of record of Series A Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, prior and in preference to any declaration or payment of any dividends (payable other than in Common Stock or other securities convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock) on the Common Stock, cumulative dividends (**"Cumulative Dividends"**), which shall accrue at the rate of eight (8%) percent of the Original Purchase Price per annum per share, as adjusted for stock splits, stock dividends, recapitalizations, combinations, reclassifications and similar events which affect such shares of Series A Preferred Stock (an "**Adjustment**"). The Cumulative Dividends shall be payable, at the option of the Company, either (i) in cash or (ii) as a pay-in-kind dividend, for which additional shares of Series A Preferred Stock issued in payment thereof shall be assumed to have the value of the Original Purchase Price, as adjusted to reflect changes to the Conversion Price under Section 6.4 hereof. The Cumulative Dividends on each share of Series A Preferred Stock shall begin to accrue as of the Original Issue Date for such share. Cumulative Dividends will accrue regardless of whether there are profits, surplus or other funds of the Company legally available for payment of dividends. Dividends shall be payable pro rata for partial year periods.

3.2 No dividends (other than dividends payable solely in Common Stock or other securities convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock, which such dividends shall be subject to the further provisions of Section 6.4 below) shall be declared or paid upon the Common Stock or other securities ranking junior to the Series A Preferred Stock unless equivalent dividends, on an as-converted basis, are declared and paid concurrently on the Series A Preferred Stock.

4. Liquidation, Dissolution or Winding Up.

4.1 Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company (a "**Liquidation Event**"), the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings (the "**Corporate Assets**") shall be distributed as follows:

4.1.1 First, before any distribution of assets shall be made to the holders of Common Stock, the holder of each share of Series A Preferred Stock then outstanding shall be entitled to be paid out of the Corporate Assets an amount per share equal to the sum of (i) the Original Purchase Price (subject to an Adjustment), plus (ii) all dividends, including the Cumulative Dividends, accrued but unpaid, on such share up to the date of distribution of the assets of the Company (the "**Liquidation Preference**"). If upon the occurrence of a Liquidation Event, the Corporate Assets shall be insufficient to pay the holders of shares of Series A Preferred Stock the Liquidation Preference, the holders of shares of Series A Preferred Stock and any class or series of stock, ranking on liquidation on a parity with the shares of Series A Preferred Stock, shall share ratably in the distribution of the entire remaining Corporate Assets in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

4.1.2 Second, after distribution of the Liquidation Preference, the remaining Corporate Assets shall be distributed among the holders of Common Stock and the holders of the Series A Preferred Stock (as if such shares of Series A Preferred Stock had been converted into Common Stock pursuant to Section 6 below) on a pro-rata basis.

4.2 Material Events - Treatment as Liquidation Events. A sale, transfer, exchange or lease of all or substantially all of the assets of the Company, or an acquisition of the Company by means of any transaction or series of related transactions (including by merger or consolidation) in which the stockholders of the Company immediately prior to such transaction or transactions own less than fifty (50%) percent of the voting power of the surviving entity in the transaction (any such event, a "**Material Event**") shall be deemed to be a Liquidation Event for the purposes of this Section 4). Notwithstanding the foregoing, any holder of Series A Preferred Stock may elect, in such holder's sole discretion, upon written notice to the Company not less than three (3) days before any Material Event, for such Material Event not to be deemed to be a Liquidation Event within the meaning of this Section 4 with respect to such holder's shares of Series A Preferred Stock.

4.3 Notice as to Liquidation Event. Written notice of a Liquidation Event stating a payment date, the amount of the liquidation payment (as calculated under Section 4.1) and the place where said liquidation payment shall be payable, shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, not less than ten (10) days prior to the payment date stated therein, to the holders of record of the Series A Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Company.

5. Voting.

5.1 Voting on "As-Converted" Basis. Each holder of outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held of record by such holder are convertible (as adjusted from time to time pursuant to Section 6 hereof) at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by law and by the provisions of Sections 5.2 and 5.3 below, the holders of shares of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

5.2 Protective Provisions. So long as any of the shares of Series A Preferred Stock are outstanding, the Company or, as applicable, any subsidiary (of which more than 50% of the voting stock is owned by the Company) shall not (in the case of a subsidiary, based upon the Company's exercise of its voting rights as a stockholder thereof), without first obtaining the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, acting or voting separately as a class:

5.2.1 enter into any transaction or series of related transactions (including a merger or consolidation) after which the holders of the Company's voting securities immediately prior to such transaction or transactions own less than fifty (50%) percent of the voting power of the surviving entity in the transaction, or enter into any transaction or series of transactions in which all or substantially all of the assets of the Company are sold or exclusively licensed;

5.2.2 effectuate a liquidation, dissolution or winding up of the Company or any of its subsidiaries;

5.2.3 amend, alter or repeal any provision of the Certificate of Incorporation of the Company, the By-Laws of the Company, this Certificate of Designation or any other certificate of designation filed pursuant to Section 151 of the GCL in a manner that changes or modifies the rights, preferences, or privileges of the Series A Preferred Stock;

5.2.4 authorize any other class or series of stock having parity with, or senior to, the Series A Preferred Stock;

5.2.5 increase the authorized number of shares of the Series A Preferred Stock;

5.2.6 redeem or repurchase shares of the Company's capital stock except for repurchases (a) from stockholders pursuant to contractual rights of the Company in effect as of the date hereof, (b) from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment, and (c) provided herein;

5.2.7 effectuate a reclassification or recapitalization of the outstanding capital stock of the Company;

5.2.8 effect any sale, transfer, assignment, license or sublicense of any patent, copyright, trademark, trade name, software or other intellectual property that is used or developed by the Company or any subsidiary and is material to the conduct of its business, other than in the ordinary course of business;

5.2.9 permit any subsidiary to issue or sell, or obligate itself to issue or sell, except to the Company or any wholly-owned subsidiary, any stock or other equity securities of such subsidiary;

5.2.10 take any action which would result in taxation of the holders of Series A Preferred Stock under Section 305 of the Internal Revenue Code of 1986 (or any comparable provision of the Internal Revenue Code as hereafter from time to time as amended);

5.2.11 create, form, incorporate or organize a subsidiary of the Company;

5.2.12 effect any initial public offering of the securities of the Company or any of its subsidiaries pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), other than a Qualified Public Offering;

5.2.13 increase or decrease the authorized size of the Board; or

5.2.14 declare or pay any dividend on any shares of Common Stock or Preferred Stock (other than the dividends payable with respect to the Series A Preferred Stock under Section 3 above or dividends payable on the Common Stock solely in the form of Common Stock).

5.3 Series A Director. Until the earliest to occur of (i) a Qualified Public Offering (as defined in Section 7.1 below), (ii) the date on which the Common Stock becomes publicly traded on a national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market) or the OTC Bulletin Board (but not on the Pink Sheets) and the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, (iii) the closing of a transaction resulting in a sale for cash of substantially all of the assets of the Company and (iv) such time as less than 20% of the originally issued shares of Series A Preferred Stock (as adjusted to reflect stock splits, reverse stock splits, stock dividends and the like) remains outstanding, the holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board (the **"Series A Director"**).

6. Optional Conversion. The holders of shares of Series A Preferred Stock shall have conversion rights as follows (the **"Conversion Rights"**)*:*

6.1 Right to Convert. (a) Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and nonassessable shares of Common Stock as is obtained by dividing the Original Purchase Price plus the amount of any accrued but unpaid dividends (including accrued but unpaid Cumulative Dividends) on such Series A Preferred Stock by the Conversion Price (as defined below) in effect at the time of conversion. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Series A Preferred Stock without payment of additional consideration by the holder thereof (the **"Conversion Price"**) shall initially be the Original Purchase Price. Such initial Conversion Price shall be subject to adjustment as provided below.

(b) Upon the occurrence of a Liquidation Event, the Conversion Rights shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of shares of Series A Preferred Stock.

6.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of shares of Series A Preferred Stock. In lieu of any fractional shares to which the holder of Series A Preferred Stock would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then-effective Conversion Price. Whether or not a holder of Series A Preferred Stock would otherwise be entitled to a fractional share shall be determined on the basis of the total number of shares of Series A Preferred Stock such holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

6.3 Mechanics of Conversion.

6.3.1 In order for a holder of Series A Preferred Stock to convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock at the office of the transfer agent for such shares (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his or her or its attorney-in-fact duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Company if the Company serves as its own transfer agent) shall be the conversion date (the **"Conversion Date"**). The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of shares of Series A Preferred Stock, or to his or her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. Other than as set forth in Section 7 below, if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Series A Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering in which event the person entitled to receive the Common Stock issuable upon such conversion of the shares of Series A Preferred Stock shall not be deemed to have converted such shares of Series A Preferred Stock until immediately prior to the closing of such sale of securities.

6.3.2 The Company shall, at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock. Before taking any action that would cause an adjustment reducing the Conversion Price below the then-par value of the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock, the Company will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, in addition to such other remedies as shall be available to the holder of shares of Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

6.3.3 All shares of Series A Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and dividends or to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to eliminate the authorized Series A Preferred Stock or reduce the authorized number thereof as may be appropriate accordingly.

6.4 Adjustments to Conversion Price to Compensate for Dilution.

6.4.1. Special Definitions. For purposes of this Section 6.4, the following definitions shall apply:

(A) "**Option**" shall mean any rights, options or warrants (except for the Warrants (as hereinafter defined)) to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities (as hereinafter defined), excluding (i) rights, options or warrants to subscribe for, purchase or otherwise acquire (x) up to 6,863,275 shares of Common Stock (appropriately adjusted to reflect stock splits, stock dividends, reorganizations, consolidations and similar changes effected after the Original Issue Date) pursuant to the Company's equity incentive plans or benefit plans in effect as of the current time and (y) additional shares of Common Stock pursuant to an equity incentive plan or benefit plan of the Company adopted after the date hereof by a majority of the directors of the Company (including the Series A Director) (such shares that may be issued pursuant to the foregoing clauses (y) and (z), the "**Reserved Option Shares**")) and (ii) any option, warrant, convertible security or other right that has been earned by, and will be issued to, Andreas Typaldos in the future, upon the issuance of any shares, options, or warrants by the Company, in order for Andreas Typaldos to maintain his current (prior to the date hereof) equity percentage ownership of the Company until the Company either becomes publicly traded or is sold to, or merged with, another company ("**Typaldos Options**").

(B) "**Original Issue Date**" shall have the definition set forth in Section 2.

(C) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities (other than Series A Preferred Stock or the Warrants) directly or indirectly convertible into or exchangeable for Common Stock or Preferred Stock of the Company.

(D) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 6.4.3 below, deemed to be issued) by the Company after the Original Issue Date, other than:

(1) any securities issued pursuant to a transaction described in Sections 6.4.6 or 6.4.7 hereof;

(2) the issuance of any shares of Common Stock (directly or indirectly) upon exercise, conversion or exchange of any option, warrant, convertible security or other right outstanding on the date hereof

(3) shares of Common Stock issuable upon exercise, conversion or exchange of Typaldos Options;

(4) the Reserved Option Shares;

(5) any issuance of securities in a Qualified Public Offering (as defined in Section 7 below);

(6) any shares of Common Stock issued upon conversion of the Series A Preferred Stock or upon exercise of the Warrants;

(7) Common Stock issued in any one transaction or series of related transactions having a New Issuance Price less than the then Conversion Price, if the aggregate proceeds from such issuances does not exceed $100,000 per annum; or

(8) Common Stock issued in connection with an acquisition of a business, entity or technology which has been approved by a majority of the Company's non-employee directors (including the assent of the Series A Director, to extent that the holders of the Series A Preferred Stock are then entitled to elect such director hereunder).

(E) "**Warrants**" shall mean the seven-year warrants to purchase shares of Common Stock at an exercise price of $.2779 per share, subject to adjustment, issued to the purchasers under the Securities Purchase Agreement.

(F) "**Securities Purchase Agreement**" shall mean that certain Securities Purchase Agreement, dated as of May 15, 2006, by and among the Company and the purchasers party thereto.

6.4.2 No Adjustment of Conversion Price. Notwithstanding any provision herein to the contrary, no adjustment in the number of shares of Common Stock into which the shares of Series A Preferred Stock are convertible shall be made, by adjustment in the applicable Conversion Price thereof, unless the consideration per share (determined pursuant to Section 6.4.5) for the Additional Shares of Common Stock issued or deemed to be issued by the Company is less than the applicable Conversion Price in effect on the date of, and immediately prior to, the issue of such Additional Shares of Common Stock.

6.4.3 Issue of Options and Convertible Securities Deemed Issuance of Additional Shares of Common Stock. If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, issuable upon the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Company, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities, provided that no adjustment pursuant to this clause (B) shall have the effect of increasing the Conversion Price to an amount that exceeds the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date if such issuance actually occurred during such time; and

(C) on the expiration, cancellation or redemption of any Options or Convertible Securities, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained (a) had the adjustments made upon the issuance or sale of such expired, cancelled or redeemed Options or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered upon the exercise or conversion of such Options or Convertible Securities (and the total consideration received therefor) and (b) had all subsequent adjustments been made only on the basis of the Conversion Price as readjusted under this Subsection (C) for all transactions (which would have affected such adjusted Conversion Price) effected after the issuance or sale of such Options or Convertible Securities.

6.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall, after the Original Issue Date, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 6.4.3) for consideration per share (the "**New Issuance Price**") (which shall be calculated by dividing the Aggregate Consideration (as defined in Section 6.4.5 below) received by the Company with respect to such issuance by the total number of Additional Shares of Common Stock so issued by the Company) less than the Conversion Price in effect on the date of, and immediately prior to such issue, then and in such event, the Conversion Price shall be reduced, concurrently with such issue, to an amount equal to the New Issuance Price (which shall be calculated to the nearest tenth of a cent).

6.4.5 Determination of Consideration. For purposes of this Section 6.4, the "**Aggregate Consideration**" shall mean the net consideration received by the Company for the issue of Additional Shares of Common Stock and shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate of cash received by the Company, after deducting therefrom any commissions, compensations or other expenses paid or incurred by the Company for any underwriting or placement of, or otherwise in connection with the issuance or sale of shares;

(2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration that covers both, be the proportion of such consideration so received for the Additional Shares of Common Stock, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 6.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

6.4.6 Adjustment for Combinations or Consolidation of Common Stock. If, at any time after the Original Issue Date, the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then the Conversion Price in effect immediately prior thereto shall be increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

6.4.7 Adjustment for Stock Dividends, Splits, Etc. If the Company shall at any time after the Original Issue Date subdivide (by any stock split, stock dividend or otherwise) its outstanding shares of Common Stock into a greater number of shares, then the Conversion Price in effect immediately prior thereto shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares.

6.4.8 Adjustment for Merger or Reorganization, Etc. In case of any consolidation, recapitalization or merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation (other than a subdivision or combination provided for elsewhere in this Section 6 and other than a Material Event that is treated as a Liquidation Event under Section 4), each share of Series A Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such shares of Series A Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions of this Section 6 set forth with respect to the rights and interest thereafter of the holders of the shares of Series A Preferred Stock, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the shares of Series A Preferred Stock.

6.4.9 De Minimis Adjustments. Anything herein to the contrary notwithstanding, no adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least two cents ($0.02) in such price; provided, however, any adjustments which by reason of this Section are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder.

6.5 No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the implementation of all of the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the shares of Series A Preferred Stock against impairment.

6.6 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that would then be received upon the conversion of the shares of Series A Preferred Stock.

6.7 Notice of Record Date. In the event:

6.7.1 that the Company takes a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or any other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right;

6.7.2 that the Company subdivides or combines its outstanding shares of Common Stock;

6.7.3 of any reclassification of the Common Stock (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another corporation, or of the sale of all or substantially all of the assets of the Company; or

6.7.4 of the involuntary or voluntary dissolution, liquidation or winding up of the Company,

the Company shall cause to be filed at its principal office or at the office of its transfer agent, and shall cause to be mailed to the holders of the Series A Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten (10) days prior to the record date specified in (A) below or twenty (20) days before the date specified in (B) below, a notice stating:

(A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B) the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up. For purposes of clarification, the notice required under this Section 6.7 may also fulfill the notice required with respect to a Liquidation Event under Section 4.3 above.

7. Automatic Conversion.

7.1 Triggering Event. All outstanding shares of Series A Preferred Stock shall automatically convert to shares of Common Stock, at the then-effective Conversion Price under Section 6 (and after taking into account accrued but unpaid dividends (including Cumulative Dividends) owed upon the Series A Preferred Stock at such time, in accordance with the calculation prescribed under Section 6.1 hereof), upon the earlier to occur of (i) the closing of the Company's initial public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share not less than three times the Original Purchase Price (as adjusted to reflect stock splits, reverse stock splits, stock dividends and the like) and resulting in at least $30,000,000 of net proceeds to the Company and which is underwritten by a reputable underwriter on a firm commitment basis (a **"Qualified Public Offering"**) or (ii) the date on which the Common Stock becomes publicly traded on a national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market) or the OTC Bulletin Board (but not on the Pink Sheets) and the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended.

7.2 No Further Action. In the case of an automatic conversion pursuant to this Section 7, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, that the Company shall not be obligated to issue to any holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing the shares of Series A Preferred Stock so converted are delivered either to the Company or to the transfer agent of the Company.

7.3 Surrender of Certificates; Retirement and Cancellation of Converted Shares. All certificates evidencing shares of Series A Preferred Stock that are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and the shares of Series A Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. The Company may thereafter take such appropriate action as may be necessary to reduce the authorized Series A Preferred Stock accordingly.

8. Redemption.

8.1 The Series A Preferred Stock shall be redeemed by the Company upon receipt of a written request of the holders of at least a majority of the outstanding shares of Series A Preferred Stock within thirty (30) days following the payment to the Company of the proceeds payable under the life insurance policy of at least $1,000,000 held by the Company with respect to the life of Andreas Typaldos or such other person who may be serving as Chief Executive Officer of the Company (the "**Redemption Event**").

8.2 The date of any election notice by the holders of a majority of the outstanding shares of Series A Preferred Stock provided pursuant to Section 8.1 above with respect to a Redemption Event shall be the "**Redemption Notice Date**". The Company shall, effective on the sixtieth (60th) day after the Redemption Notice Date (the "**Redemption Date**"), redeem all tendered shares of Series A Preferred Stock (such redeemed shares being referred to as the "**Redemption Shares**"), by paying in cash, out of funds legally available therefor that had been received as a result of the Redemption Event, an amount per share equal to the sum of (i) the Original Purchase Price plus (ii) all accrued but unpaid dividends (including accrued but unpaid Cumulative Dividends) payable with respect to the Redemption Shares (the "**Redemption Price**").

8.3 In the event of a request made by the holders of Series A Preferred Stock pursuant to Section 8.1 above, each holder of Series A Preferred Stock shall surrender his or her or its certificate or certificates representing the applicable Redemption Shares to the Company in exchange for the Redemption Price. From and after the Redemption Date, and upon the holders' receipt of the Redemption Price, all rights of each holder with respect to such applicable Redemption Shares shall cease and such shares shall not be deemed to be outstanding for any purpose whatsoever. Such Redemption Shares shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to reduce the number of shares of authorized Series A Preferred Stock accordingly.

8.4 If, on the Redemption Date, the funds paid to the Company with respect to the Redemption Event shall be insufficient to redeem all of the then-outstanding shares of Series A Preferred Stock required to be redeemed as provided herein, funds to the extent legally available from the Redemption Event shall be used for such purpose and the Company shall effect such redemption pro rata according to the number of shares of Series A Preferred Stock held by each holder. The shares of Series A Preferred Stock requested to be redeemed, but not so redeemed as a result of insufficient funds resulting from the Redemption Event, shall remain outstanding and entitled to all rights and preferences provided herein.

IN WITNESS WHEREOF, XANDROS, INC. has caused this Certificate of Designation to be executed by its ___________ and attested to by its Secretary this ___ day of May 2006.

XANDROS, INC.

By: ________________________
Name:
Title:

ATTEST:

____
Name:
Title: Secretary

Exhibit

6.3

EXHIBIT C
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

VOID AFTER 5:00 P.M., NEW YORK, NEW YORK LOCAL TIME ON MAY __, 2013.

THE WARRANTS EVIDENCED HEREBY AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE THEREOF (COLLECTIVELY, THE "SECURITIES") HAVE BEEN ACQUIRED FOR INVESTMENT ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAW, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO XANDROS, INC. THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

XANDROS, INC.

COMMON STOCK PURCHASE WARRANT CERTIFICATE

Certificate No. __ _____ Warrants
May ___, 2006

This Warrant Certificate certifies that __________________________ having an office at __________________________ or its permitted transferees (the "Holder") is the registered holder of _________ warrants (the "Warrants") to purchase shares of the common stock, $0.001 par value (the "Common Stock") of XANDROS, INC., a Delaware corporation (the "Company").

The Warrants represented by this Warrant Certificate were issued pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement"), dated as of May 15, 2006, by and among the Company and the purchasers thereunder (the "Purchasers") pursuant to which the Company sold units consisting of its Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Preferred Stock") and warrants (including the Warrants) (collectively, the "Purchased Warrants") to the Purchasers.

1. **EXERCISE OF WARRANT.**

(A) Each Warrant enables the Holder, subject to the provisions of this Warrant Certificate, to purchase from the Company at any time and from time to time commencing on the date hereof (the "Initial Exercise Date") through and including 5:00 P.M., New York local time on May __, 2013 (the "Expiration Date") one (1) fully paid and non-assessable share of Common

Stock (a "Warrant Share") upon due presentation and surrender of this Warrant Certificate accompanied by the purchase form attached hereto duly executed and payment of the purchase price of $.2779 per Warrant Share (the "Exercise Price"). Payment of the Exercise Price shall be made in lawful money of the United States of America, in cash or by certified or official bank check payable to the order of the Company at its principal office at 149 Madison Avenue, Suite 803, New York, NY 10016. As hereinafter provided, the Exercise Price and number of Warrant Shares purchasable upon the exercise of the Warrants are subject to modification or adjustment upon the happening of certain events.

(B) In lieu of paying the Exercise Price in cash, the Holder may surrender to the Company for cancellation all or a portion of the Warrants represented hereby, accompanied by the net issuance election form attached hereto duly executed, and receive in exchange therefor such number of Warrant Shares as shall equal the difference between the fair market value per share of the Common Stock (determined in accordance with Section 8(H) hereof) and the Exercise Price then in effect, multiplied by the quotient obtained by dividing the number of Warrants Shares underlying the number of Warrants tendered (as set forth in the net issue election form) by such fair market value per share of Common Stock.

(C) Each Warrant is exercisable at any time on or after the Initial Exercise Date, in whole, by the Holder in person or by attorney duly authorized in writing at the principal office of the Company.

2. EXCHANGE, FRACTIONAL SHARES, TRANSFER.

(A) Upon its surrender to the Company, this Warrant Certificate may be exchanged for another Warrant Certificate or Warrant Certificates evidencing a like aggregate number of Warrants. If less than all of the Warrants shall be exercised, the Holder shall be entitled to receive upon surrender hereof another Warrant Certificate or Warrant Certificates evidencing the number of Warrants not exercised.

(B) Anything herein to the contrary notwithstanding, in no event shall the Company be obligated to issue Warrant Certificates evidencing other than a whole number of Warrants, or issue certificates evidencing other than a whole number of Warrant Shares upon the exercise of the Warrants; provided, however, if, upon the exercise of some or all of the Warrants, the Holder shall be entitled to receive a fractional Warrant Share, then the Company shall pay with respect to any such fraction of a Warrant Share an amount of cash based upon the fair market value of a share of Common Stock, determined in accordance with Section 8(H) hereof.

(C) The Company may deem and treat the person in whose name this Warrant Certificate is registered as the absolute true and lawful owner hereof for all purposes whatsoever.

(D) The Warrants may not be transferred except in compliance with the provisions of the Securities Act and applicable state securities laws and in accordance with the provisions of Section 10 hereof.

3. RIGHTS OF A HOLDER. No Holder shall be deemed to be the holder of Common Stock or any other securities of the Company that may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Holder any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof or to give or withhold consent to any corporate action (whether upon any reorganization, issuance of stock, reclassification or conversion of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings or to receive dividends or subscription rights or otherwise until a Warrant shall have been exercised and the Common Stock purchasable upon the exercise thereof shall have become issuable.

4. REGISTRATION OF TRANSFER. The Company shall maintain books for the transfer and registration of Warrants. Any transfer of any Warrant shall be effected by the surrender of this Warrant Certificate, along with the form of assignment attached hereto, properly completed and executed by the Holder, at the principal executive office of the Company, together with all agreements and opinions required pursuant to Section 10 (in form and substance reasonably satisfactory to the Company). Thereupon, the Company shall issue in the name or names specified by the Holder and, in the event of a transfer of less then all of the Warrants, in the name of the Holder, a new Warrant Certificate or Warrant Certificates evidencing Warrants to purchase such number of Warrant Shares as shall be equal to the number of Warrant Shares then purchasable hereunder. The Warrant Certificates shall be signed manually by an officer of the Company. Warrant Certificates may be exchanged at the option of the Holder, when surrendered at the office of the Company, for another Warrant Certificate, or other Warrant Certificates of different denominations, of like tenor and representing in the aggregate Warrants to purchase a like number of Warrant Shares. Subject to the terms of this Warrant Certificate, upon exercise of Warrants as provided in Section 1, the Company shall issue and deliver with all reasonable dispatch to or upon the written order of the Holder of such Warrants and in such name or names as such Holder may designate, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of such Warrants. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become the holder of record of such Warrant Shares as of the date of the surrender of such Warrants accompanied by the duly executed purchase form and payment of the Exercise Price; provided, however, that if, at such date, the transfer books of the Common Stock shall be closed, the certificates for the Warrant Shares shall be issuable as of the date on which such books shall be re-opened and until such date the Company shall be under no duty to deliver any certificate for such Warrant Shares; provided, further, however, that such transfer books, unless otherwise required by law or by applicable rule of any national securities exchange, shall not be closed at any one time for a period longer than twenty (20) consecutive days.

5. STAMP TAX. The Company will pay any documentary stamp taxes attributable to the initial issuance of the Warrant Shares issuable upon the exercise of the Warrants; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any Warrant Certificates or certificates for Warrant Shares in a name other than that of the Holder, and in such case the Company shall not be required to issue or deliver any certificate for Warrant Shares or any Warrant Certificate until the person requesting the same has paid to the Company the amount of such tax or has established to the Company's satisfaction that such tax has been paid.

6. **LOST, STOLEN OR MUTILATED CERTIFICATES.** In case this Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company may, in its discretion, issue and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the lost, stolen or destroyed Warrant Certificate, a new Warrant Certificate of like tenor representing an equivalent right or interest, but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction and an indemnity, if requested, also satisfactory to it.

7. **RESERVED SHARES.** The Company warrants that there have been reserved, and covenants that at all times in the future it shall keep reserved, out of the authorized and unissued Common Stock, a number of shares sufficient to provide for the exercise of the rights of purchase represented by this Warrant Certificate. The Company agrees that all Warrant Shares issuable upon exercise of the Warrants shall be, at the time of delivery of the certificates for such Warrant Shares, validly issued and outstanding, fully paid and non-assessable and that the issuance of such Warrant Shares will not give rise to preemptive rights in favor of existing stockholders.

8. **ANTI-DILUTION PROVISIONS.**

(A) **Dividends.** If the Company shall subdivide the Common Stock, by split-up or otherwise, combine the Common Stock or issue additional shares of Common Stock in payment of a stock dividend on the Common Stock, then the number of shares issuable on the exercise of each Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend and proportionately decreased in the case of a combination, and the Exercise Price shall forthwith be proportionately decreased in the case of a subdivision or stock dividend, or proportionately increased in the case of a combination.

(B) **Certain Transactions.** If, at any time while the Warrants are outstanding, there shall be any reclassification, capital reorganization or change of the Common Stock (other than as a result of a subdivision, combination or stock dividend provided for in Section 8(A) hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the outstanding Common Stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company, then, as a condition of such reclassification, reorganization, change, consolidation, merger, sale, or conveyance, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, reorganization, change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased by the Holder immediately prior to such reclassification, reorganization, change, consolidation, merger, sale or conveyance, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holder to the end that the provisions hereof (including without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of stock or other securities and property thereafter deliverable upon exercise hereof.

(C) Adjustments to Exercise Price. If at any time after the date of issuance hereof the Company shall issue any shares of Common Stock, or issue any rights, options or warrants for the purchase of, or stock or other securities convertible into, Common Stock (such rights, options, warrants and convertible stock or securities being herein collectively referred to as "Convertible Securities") other than:

(i) shares issued in a transaction described in Subsection (D) of this Section 8; or

(ii) shares issued in transactions to which Subsections (A) or (B) of this Section 8 apply;

for a consideration per share (based on a determination of the value thereof pursuant to Section 8(E) hereof) (the "New Issuance Price") that is less than the Exercise Price in effect immediately prior to such issuance (the "Applicable Exercise Price"), the Applicable Exercise Price shall, simultaneously with such issuance, be reduced to an amount equal to the New Issuance Price.

Upon each adjustment of the Exercise Price pursuant to this Subsection (C), the total number of Warrant Shares purchasable upon the exercise of each Warrant shall be adjusted (to the nearest tenth) by multiplying such number of Warrant Shares by a fraction, the numerator of which shall be Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price in effect immediately after such adjustment.

(D) Exclusions. Anything in this Section 8 to contrary notwithstanding, no adjustment in the Exercise Price shall be made in connection with any of the following:

(i) the issuance of Convertible Securities exercisable for, or convertible into (or the subsequent exercise or conversion thereof) (x) up to an aggregate of 6,863,275 shares of Common Stock (as adjusted for stock splits, reverse stock splits, stock dividends and the like) pursuant to the Company's qualified or non-qualified Stock Option Plans or any other *bona fide* employee benefit plan or incentive arrangement heretofore adopted by the Company's Board of Directors, as may be amended from time to time or (y) additional shares of Common Stock under any other *bona fide* employee benefit plan hereafter adopted by the Company's Board of Directors and receiving the approval of the Series A Director (as defined in the Purchase Agreement);

(ii) an issuance of Convertible Securities (or the subsequent exercise or conversion thereof) that have been earned by, and will be issued to, Andreas Typaldos in the future, upon the issuance of any shares, options, or warrants by the Company, in order for Andreas Typaldos to maintain his current (prior to the date hereof) equity percentage ownership of the Company until the Company either becomes publicly traded or is sold to, or merged with, another company;

(iii) the issuance of any shares of Common Stock pursuant to the exercise or conversion of Convertible Securities outstanding as of the date hereof, or pursuant to the exercise or conversion of the Purchased Warrants and Series A Preferred Stock;

(iv) the issuance (or deemed issuance) of any shares of Common Stock as part of the closing of the Company's initial public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share not less than three times the Original Purchase Price (as defined in the Certificate of Designation filed by the Company with respect to the Series A Preferred Stock) (as adjusted for stock splits, reverse stock splits, stock dividends and the like), which results in at least $30,000,000 of net proceeds to the Company and which is underwritten by a reputable underwriter (a "Qualified Public Offering");

(v) the issuance or exercise of warrants or options to purchase Common Stock issued to an underwriting firm in connection with a Qualified Public Offering;

(vi) the issuance (or deemed issuance) of Common Stock in any one transaction or series of related transactions having a New Issuance Price less than the Exercise Price if the aggregate proceeds from such issuances does not exceed $100,000 per annum; or

(vii) the issuance of Common Stock in connection with an acquisition of a business or technology which has been approved by a majority of the Company's non-employee directors (including the assent of the director elected by the holders of the Series A Preferred Stock, to the extent that the holders of the Series A Preferred Stock are then entitled to elect such director under the Company's Certificate of Designation for the Series A Preferred Stock).

In addition, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least two cents ($0.02) in such price; provided, however, any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder.

(E) Calculation of Value of Consideration. For the purpose of Subsection (C) above, the following provisions shall also apply:

(i) In case of the issuance of Common Stock for cash, the consideration received by the Company therefor shall be deemed to be the amount of cash received by the Company for such shares, after deducting therefrom any commissions, compensations or other expenses paid or incurred by the Company for any underwriting or placement of, or otherwise in connection with the issuance or sale of such shares.

(ii) In case of the issuance of Convertible Securities, the consideration received by the Company therefor shall be deemed to be the gross amount of cash calculated in accordance with subsection (E)(i) above, if any, received by the Company for the issuance of such rights or Convertible Securities, plus the minimum amounts of cash and fair value of other consideration, if any, payable to the Company upon the exercise of such rights or options or payable to the Company on conversion of such Convertible Securities.

(iii) In the case of the issuance of shares of Common Stock for a consideration in whole or in part, other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the Board of Directors of the Company (irrespective of the accounting treatment thereof); provided, however, that if such consideration consists of the cancellation of debt issued by the Company, the consideration shall be deemed to be the amount the Company received upon issuance of such debt (net proceeds) plus accrued interest and, in the case of original issue discount or zero coupon indebtedness, accreted value to the date of such cancellation, but not including any premium or discount at which the debt may then be trading or which might otherwise be appropriate for such class of debt.

(iv) In case of the issuance of shares of Common Stock upon the conversion or exchange of any obligations (other than Convertible Securities), the amount of the consideration received by the Company for such Common Stock shall be deemed to be the consideration received by the Company for such obligations or shares so converted or exchanged, before deducting from such consideration so received by the Company any expenses or commissions or compensations incurred or paid by the Company for any underwriting of, or otherwise in connection with, the issuance or sale of such obligations or shares, plus any consideration received by the Company in connection with such conversion or exchange other than a payment in adjustment of interest and dividends. If obligations or shares of the same class or series of a class as the obligations or shares so converted or exchanged have been originally issued for different amounts of consideration, then the amount of consideration received by the Company upon the original issuance of each of the obligations or shares so converted or exchanged shall be deemed to be the average amount of the consideration received by the Company upon the original issuance of all such obligations or shares. The amount of consideration received by the Company upon the original issuance of the obligations or shares so converted or exchanged and the amount of the consideration, if any, other than such obligations or shares, received by the Company upon such conversion or exchange shall be determined in the same manner as provided in Subsections (E)(i) and (E)(iii) above with respect to the consideration received by the

Company in case of the issuance of additional shares of Common Stock or Convertible Securities.

(v) All calculations under this Section 8(E) shall be made to the nearest cent.

(F) Deemed Issuances of Common Stock. For purposes of the adjustments provided for in Subsection (C) above, if at any time, the Company shall issue any Convertible Securities, the Company shall be deemed to have issued at the time of the issuance of such Convertible Securities the maximum number of shares of Common Stock issuable upon exercise or conversion of the total amount of such Convertible Securities.

(G) Readjustments of Exercise Price. On the expiration, cancellation or redemption of any Convertible Securities, the Exercise Price then in effect hereunder shall forthwith be readjusted to such Exercise Price as would have been obtained (a) had the adjustments made upon the issuance or sale of such expired, cancelled or redeemed Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered upon the exercise or conversion of such Convertible Securities (and the total consideration received therefor) and (b) had all subsequent adjustments been made only on the basis of the Exercise Price as readjusted under this Subsection (G) for all transactions (which would have affected such adjusted Exercise Price) effected after the issuance or sale of such Convertible Securities.

(H) Fair Market Value. For purposes of (i) payments for fractional Warrant Shares pursuant to Section 2 hereof, and (ii) any adjustments to the Exercise Price pursuant to Section 8(C) hereof, the fair market value of a share of Common Stock on the date of any fractional share payment, or any issuance as contemplated by Section 8(C), as applicable (for purposes of this subsection only, the "date of inquiry"), shall be the arithmetical average of the following prices for such of the twenty (20) business days immediately preceding the date of inquiry as shall be available:

(i) if the Common Stock is listed on a national securities exchange or National Association of Securities Dealer's Automated Quotation System ("NASDAQ") National Market, the last sale price on such day or, if there shall have been no sale on such day, the average of the closing bid and asked prices on such exchange or national market on such day; or

(ii) if (i) shall not apply but the Common Stock shall be listed on the NASDAQ Capital Market, the average of the closing bid and asked prices on such day quoted by brokers and dealers making a market in NASDAQ, furnished by any member of the NASDAQ Capital Market selected by the Company for that purpose; or

(iii) if (i) and (ii) shall not apply but the Common Stock shall be quoted on the NASD's OTC Bulletin Board or be quoted by three brokers regularly making a market in such shares in the over-the-counter market, the average of the closing bid and asked prices on such day, furnished by any member of the NASD selected by the Company for that purpose; or

(iv) if none of (i), (ii) or (iii) shall apply, the fair market value of the Common Stock shall be reasonably determined by the Board of Directors of the Company in its sole discretion.

(I) **Notice of Adjustments**. Upon any adjustment of the Exercise Price, then and in each such case the Company shall promptly deliver a notice to the Holder, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of Warrant Shares purchasable at such price upon the exercise hereof, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of the Warrants, this Warrant Certificate may continue to express the same price and number and kind of shares.

(J) **Adjustments Upon Certain Distributions of Assets**. In case the Company shall hereafter distribute to the holders of its Common Stock assets (excluding cash dividends or distributions and dividends or distributions referred to in Section 8(A)), then the Exercise Price in effect thereafter shall be reduced to a price determined by dividing (i) an amount equal to (x) the number of shares of Common Stock Equivalents Outstanding (as defined below), multiplied by the Exercise Price in effect immediately prior to such event minus (y) the fair market value (as determined in good faith by the Company's Board of Directors) of said assets so distributed, by (ii) the total number of shares of Common Stock Equivalents Outstanding. Such adjustment shall be made and shall be effective whenever any such distribution is made. "Common Stock Equivalents Outstanding" shall mean the number of shares of Common Stock that is equal to the sum of (xx) all shares of Common Stock that are outstanding at the time in question, plus (yy) all shares of Common Stock issuable, directly or indirectly, upon conversion or exercise of all shares of preferred stock, other stock, and other securities convertible into or exchangeable or exercisable, directly or indirectly, for shares of Common Stock that are outstanding at the time in question.

9. CERTAIN REGISTRATION RIGHTS; LISTING ON SECURITIES EXCHANGE.

The Holder shall be entitled to the rights to register the public resale of the Warrant Shares under the Securities Act as are contained in the Registration Rights Agreement, dated as of May __, 2006, by and among the Company and the Purchasers, the provisions of which are deemed incorporated herein by reference. In furtherance and not in limitation of any other provision of this Warrant Certificate, if the Company at any time shall list its Common Stock on any national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market), the Company will, at its expense, simultaneously list on such exchange, upon official notice of issuance upon the exercise of the Warrants, and maintain such listing (for so long as the Common Stock remains so listed), of all Warrant Shares from time to time issuable upon the exercise of the Warrants; and the Company will so list on any national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market), will so register and will maintain such listing (for so long as the such Other Securities (as hereinafter defined) remain so listed) of, any other securities ("Other Securities") of the

Company or any other person (corporate or otherwise) which the Holder at any time shall be entitled to receive, or shall have received, upon the exercise of the Warrants, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or such Other Securities if and at the time that any Other Securities shall be listed on such national securities exchange by the Company.

10. TRANSFER TO COMPLY WITH THE SECURITIES ACT OF 1933.

(A) The Holder agrees that (a) no public distribution of Warrants or Warrant Shares will be made in violation of the Securities Act, and (b) during such period as the delivery of a prospectus with respect to Warrants or Warrant Shares may be required by the Securities Act, no public distribution of Warrants or Warrant Shares will be made in a manner or on terms different from those set forth in, or without delivery of, a prospectus then meeting the requirements of Section 10 of the Securities Act and in compliance with applicable state securities laws. The Holder further agrees that if any distribution of any of the Warrants or Warrant Shares is proposed to be made by him otherwise than by delivery of a prospectus meeting the requirements of Section 10 of the Act, such action shall be taken only after submission to the Company of an opinion of counsel, reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed distribution will not be in violation of the Securities Act or of applicable state law. Furthermore, it shall be a condition to the transfer of the Warrants that any transferee thereof deliver to the Company his written agreement to accept and be bound by all of the terms and conditions contained in this Warrant Certificate.

(B) The Warrants and the Warrant Shares or any other security issued or issuable upon exercise hereof may not be sold or otherwise disposed of except as follows:

(1) to a person who, in the opinion of counsel for the Holder (and reasonably acceptable to the Company), is a person to whom the Warrants or Warrant Shares may legally be transferred without registration and without the delivery of a current prospectus under the Act with respect thereto and then only against receipt of an agreement of such person to comply with the provisions of this Section 10 with respect to any resale or other disposition of such securities, which agreement shall be satisfactory in form and substance to the Company and its counsel; provided, that the foregoing shall not apply to the transfer of any such Warrants, Warrant Shares or other securities as to which such Holder shall have received an opinion letter from counsel to the Company as to the exemption thereof from registration under the Securities Act pursuant to Rule 144(k) under the Securities Act; or

(2) to any person upon delivery of a prospectus then meeting the requirements of the Securities Act relating to such securities and the offering thereof for such sale or disposition.

(C) Each certificate for Warrant Shares issued upon exercise of this Warrant shall bear a legend relating to the non-registered status of such Warrant Shares under the Securities

Act, unless at the time of exercise of the Warrants such Warrant Shares are subject to a currently effective registration statement under the Securities Act.

11. MISCELLANEOUS.

(A) Law to Govern. The Warrants shall be governed by and construed in accordance with the substantive laws of the State of New York, without giving effect to the conflict of laws principles thereof.

(B) Entire Agreement. This Warrant Certificate constitutes and expresses the entire understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions whether express or implied, oral or written. Neither this Warrant Certificate nor any portion or provision hereof may be changed, waived or amended orally or in any manner other than by an agreement in writing signed by the Company and the holders of Purchased Warrants representing at least two-thirds of the shares of Common Stock then issuable upon exercise of the Purchased Warrants.

(C) Notices. Except as otherwise provided in this Warrant Certificate, all notices, requests, demands and other communications required or permitted under this Warrant Certificate or by law shall be in writing and shall be deemed to have been duly given, made and received only when delivered against receipt or when deposited in the United States mails, certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Company:

Xandros, Inc.
149 Madison Avenue, Suite 803
New York, NY 10016
Facsimile: (212) 213-8084
E-mail: andy@xandros.com
Attention: Andreas Typaldos

or at such other address or addresses as may have been furnished in writing by the Company to the Investors, with a copy (which shall not constitute notice) to:

Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, New York 11753
Attention: Len Breslow, Esq.
Facsimile: (516) 822-6505
E-mail: lbreslow@breslowwalker.com

If to the Holder, to the address shown for the Holder in the registration book maintained by the Company, with a copy (which shall not constitute notice) to:

Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Attention: Gerard S. DiFiore, Esq.
Facsimile: (212) 521-5450
E-mail: gdifiore@reedsmith.com

(D) Severability. If any provision of this Warrant Certificate is prohibited by or is unlawful or unenforceable under any applicable law of any jurisdiction, such provision shall, as to such jurisdiction, be inapplicable to the extent of such prohibition without invalidating the remaining provisions hereof; provided, however, that any such prohibition in any jurisdiction shall not invalidate such provision in any other jurisdiction; and provided, further that where the provisions of any such applicable law may be waived, that they hereby are waived by the Company and the Holder to the full extent permitted by law and to the end that this Warrant Certificate shall be deemed to be a valid and binding agreement in accordance with its terms.

(E) Notices of Record Date, Etc. In the event of (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution (including an asset distribution to which the provisions of Section 8(J) above apply), or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; (ii) any reclassification of the capital stock of the Company, capital reorganization of the Company, consolidation or merger involving the Company, or sale or conveyance of all or substantially all of its assets, or (iii) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, then and in each such event the Company will mail or cause to be mailed to the Holder a notice specifying (a) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (b) the date on which any such reclassification, reorganization, consolidation, merger, sale or conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record in respect of such event are to be determined. Such notice shall be mailed at least 10 days prior to the date specified in such notice on which any such action is to be taken.

IN WITNESS WHEREOF, Xandros, Inc. has caused this Warrant Certificate to be signed by its duly authorized officers as of the date first written above.

XANDROS, INC.

By: ______________________________
Name:
Title:

Attest:

____
Name:
Title:

[CORPORATE SEAL]

PURCHASE FORM

To: Xandros, Inc.
149 Madison Avenue, Suite 803
New York, NY 10016

The undersigned hereby irrevocably elects to exercise _____________ Warrants to purchase __________ shares of Common Stock, and hereby makes payment of $________ in payment of the actual exercise price thereof. The undersigned understands and agrees that the exercise of the Warrants is conditioned, among other things, upon the undersigned's compliance with its obligations under Section 10 of the Warrant Certificate. The certificate(s) for such shares shall be issued in the name of the undersigned or as otherwise indicated below:

____
Name (please print)

____
____
Address

____
Signature

____
Name for Registration (if different from name above)

Dated:______________

ASSIGNMENT FORM

FOR VALUE RECEIVED, ____
hereby sells, assigns and transfers unto

____
(Please typewrite or print name in block letters)

____
(Address)

____________ of the Warrants represented by this Warrant Certificate, and does hereby irrevocably constitute and appoint ____ its attorney to transfer the same on the books of the Company with full power of substitution in the premises.

Dated: ________________

Signature: ______________________________

NET ISSUE ELECTION NOTICE

To: Xandros, Inc.
149 Madison Avenue, Suite 803
New York, NY 10016

The undersigned hereby elects under Section 1(B) to surrender __________ of the Warrants represented by this Warrant Certificate entitling the undersigned to purchase an aggregate of _______ shares of Common Stock. The certificate(s) for the shares issuable upon such net issue election shall be issued in the name of the undersigned or as otherwise indicated below.

____
Name (please print)

____
____
Address

____
Signature

____
Name for Registration (if different from name above)

Dated:_______________

Exhibit

6.4

EXHIBIT G
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

REGISTRATION RIGHTS AGREEMENT

---

by and between

XANDROS, INC.

CERTAIN EXISTING STOCKHOLDERS AND WARRANTHOLDERS OF XANDROS, INC.

and

SERIES A PREFERRED INVESTORS

Dated as of May 15, 2006

EXHIBIT G
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

XANDROS, INC.

RESTATED REGISTRATION RIGHTS AGREEMENT

This Restated Registration Rights Agreement (the **"Agreement"**), dated as of May 15, 2006 but effective as of the Initial Closing (as defined in the Purchase Agreement (as hereinafter defined)), is entered into by and among Xandros, Inc., a Delaware corporation (the **"Company"**), the persons and entities whose names and signatures appear on the signatures page hereto under the heading "Investors" (collectively, the **"Investors"** and each individually, an **"Investor"**) and those certain existing stockholders and warrantholders of the Company whose names and signatures appear on the signature pages hereto (the **"Existing Holders"**).

RECITALS

WHEREAS, concurrently herewith, the Company and the Investors are entering into a Securities Purchase Agreement of even date herewith (the "**Purchase Agreement**"), whereby the Company will issue and sell, and the Investors will buy shares of the Company's Series A Convertible Preferred Stock, par value $0.001 per share (the "**Series A Preferred Stock**"), and seven-year warrants to purchase shares of Common Stock of the Company at an exercise price of $0.2779 per share, subject to adjustment (the "**Warrants,**" and, collectively with the shares of Series A Preferred Stock to be sold pursuant thereto, the "**Securities**");

WHEREAS, the Company desires to grant to the Investors certain demand and incidental registration rights;

WHEREAS, in connection with the 2003 Note Financing and the 2004 Common Stock Financing (each as defined below), the Existing Holders are party to (or beneficiaries of) certain subscription agreements with the Company (collectively, the "**Subscription Agreements**") pursuant to which they have been granted registration rights (the **"Existing Registration Rights"**);

WHEREAS, the investment by the Investors in the Company pursuant to the Purchase Agreement will benefit the Existing Holders by aiding the overall financial condition of the Company, in which the Existing Holders have a significant interest as shareholders thereof, and the Existing Holders and the Company are willing to amend and restate the terms of the Existing Registration Rights in their entirety and to terminate the Subscription Agreements upon the effectiveness of this Agreement, pursuant to the terms and subject to the conditions of this Agreement; and

WHEREAS, the execution of this Agreement is a condition to the obligations of the parties under the Purchase Agreement, and the parties hereto are willing to execute this Agreement and to be bound by the provisions hereof.

NOW THEREFORE, in consideration of the premises and mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Certain Definitions. Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Purchase Agreement. In addition, as used in this Agreement, the following terms shall have the following respective meanings:

"2003 Note Financing" means the financing consummated by the Company, through Strasbourger Pearson Tulcin Wolff Inc., as placement agent, pursuant to which the Company sold units consisting of $100,000 Senior Secured Convertible Notes and warrants to investors.

"2004 Common Stock Financing" means the financing consummated by the Company, through Strasbourger Pearson Tulcin Wolff Inc., as placement agent, pursuant to which the Company sold Common Stock to investors.

"Commission" means the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act.

"Common Stock" means the Common Stock, par value $0.001 per share, of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

"Existing Common Shares" means shares of Common Stock held by (including shares of Common Stock underlying warrants (the "**Existing Warrants**") held by) Existing Holders that are (immediately prior to the execution of this Agreement) covered by the Existing Registration Rights; <u>provided</u>, <u>however</u>, that such shares of Common Stock (including such shares of Common Stock underlying such warrants) shall cease to be Existing Common Shares (x) upon any sale pursuant to a Registration Statement, Section 4(l) of the Securities Act or Rule 144 under the Securities Act, (y) upon any sale in any manner to a person or entity which, by virtue of Section 16 of this Agreement, is not entitled to the rights provided by this Agreement or (z) at such time as they may be freely sold under Rule 144(k) under the Securities Act. Solely for purposes of clarity, wherever reference is made in this Agreement to a request or consent of holders of a certain percentage of Existing Common Shares, the determination of such percentage shall include shares of Common Stock issuable upon exercise of the Existing Warrants even if such exercise has not yet been effected.

"Existing Registration Rights" has the meaning set forth in the Recitals hereto.

"Holders of Existing Common Shares" means the Existing Holders holding Existing Common Shares and having registration rights under this Agreement, and any persons or entities holding Existing Common Shares to whom the registration rights granted under this Agreement are transferred by the Existing Holders pursuant to Section 16 hereof.

"Holders of Registrable Shares" means the Investors holding Registrable Shares and having registration rights under this Agreement, and any persons or entities holding Registrable Shares to whom the registration rights granted under this Agreement are transferred by the Investors pursuant to Section 16 hereof.

"Proportionate Percentage" means, with respect to any Investor or Existing Holder, the percentage interest of the outstanding Common Stock held by such Investor or Existing Holder, after giving effect to the conversion of all shares of Series A Preferred Stock and exercise of all Warrants held by all of the Investors and the exercise of all Existing Warrants by the Existing Holders.

"Purchase Agreement" has the meaning set forth in the Recitals hereto.

"Qualified Initial Public Offering" means the first underwritten public offering of the Common Stock pursuant to an effective Registration Statement under the Securities Act resulting in at least $30,000,000 of net proceeds to the Company at a price per share not less than three times the Original Purchase Price (as defined in the Certificate of Designation filed by the Company with respect to the Series A Preferred Stock) (as adjusted for stock splits, reverse stock splits, stock dividends and the like) in a transaction underwritten on a firm commitment basis by a reputable underwriting firm.

"Registrable Shares" means (i) the Series A Conversion Shares; (ii) the Warrant Shares, (iii) any shares of Common Stock issued in respect of the shares of Series A Preferred Stock or the Warrants that are purchased or acquired by the Investors subsequent to the date hereof; and (iv) any other shares of Common Stock issued in respect of the shares described in clauses (i), (ii) and (iii) above (because of stock splits, stock dividends, reclassifications, recapitalizations, or similar events); provided, however, that shares of Common Stock that are covered by (i), (ii), (iii), or (iv) above shall cease to be Registrable Shares (x) upon any sale pursuant to a Registration Statement, Section 4(1) of the Securities Act or Rule 144 under the Securities Act, (y) upon any sale in any manner to a person or entity which, by virtue of Section 16 of this Agreement, is not entitled to the rights provided by this Agreement or (z) at such time as they may be freely sold under Rule 144(k) under the Securities Act, as confirmed by an opinion of counsel to the Company. Wherever reference is made in this Agreement to a request or consent of holders of a certain percentage of Registrable Shares, the determination of such percentage shall include shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants even if such conversion or exercise has not yet been effected.

"Registration Expenses" means the expenses described in Section 6.

"Registration Statement" means a registration statement filed under the Securities Act by the Company with the Commission for a public offering and sale of securities of the Company (other than a registration statement on Form S-8 or Form S-4, or their successors, any other form for a limited purpose or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation).

"Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

"Series A Preferred Stock" has the meaning set forth in the Recitals hereto.

"Series A Conversion Shares" means shares of Common Stock into which each share of Series A Preferred Stock has been converted or is then convertible.

"Warrant Shares" means shares of Common Stock issuable of exercise of the Warrants.

"Warrants" has the meaning set forth in the Recitals hereto.

Section 2. Sale or Transfer of Shares of Series A Preferred Stock; Legend.

2.1 The shares of Series A Preferred Stock, the Warrants, the Registrable Shares, and shares issued in respect of the shares of Series A Preferred Stock, the Warrants and the Registrable Shares, shall not be sold or transferred unless either (i) such sale or transfer shall have first been registered under the Securities Act, or (ii) the Company shall have first been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

2.2 Notwithstanding anything to the contrary contained in the foregoing Section 2.1, no opinion of counsel shall be required for a transfer by an Investor to a stockholder, limited partner or general partner of such Investor, if the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if he were an original Investor hereunder, provided that such transfer is pursuant to an exemption under state and Federal securities laws.

2.3 **(a)** Each certificate representing shares of Series A Preferred Stock and the Registrable Shares, and shares issued in respect of the shares of Series A Preferred Stock, the Warrants and the Registrable Shares, shall bear a legend substantially in the following form:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL SUCH SHARES ARE REGISTERED UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY IS OBTAINED TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED."

(b) In addition to the legend set forth in paragraph (a) of this Section 2.3, each certificate representing shares of Series A Preferred Stock and the Registrable Shares, and shares issued in respect of the shares of Series A Preferred Stock, the Warrants and the Registrable Shares, shall bear a legend substantially in the following form:

> "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A REGISTRATION RIGHTS AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED OWNER OF THIS CERTIFICATE (OR THE REGISTERED OWNER'S PREDECESSOR IN INTEREST), AND SUCH AGREEMENT IS AVAILABLE FOR INSPECTION WITHOUT CHARGE AT THE OFFICES OF THE COMPANY."

(c) The foregoing legends shall be removed from the certificates representing any Registrable Shares, at the request of the holder thereof, at such time as they become eligible for resale pursuant to Rule 144(k) under the Securities Act.

Section 3. Demand Registration Rights.

3.1 Demand Registration. At any time after the earlier to occur of (i) the eighteen (18) month anniversary of the Closing Date or (ii) the three (3) month anniversary of the closing of a Qualified Initial Public Offering, the Holders of Registrable Shares holding in the aggregate at least thirty (30%) percent of the Registrable Shares collectively held by the Holders of Registrable Shares (the "**Requesting Holders**") may request, in writing, that the Company effect a registration on Form S-1 (or any successor form) of Registrable Shares owned by them having a net aggregate offering price of at least $5,000,000 (based on the then current public market price or, if the Common Stock is not publicly traded at the time, based upon the anticipated public sale price of such Registrable Shares as determined in good faith by the Board of Directors of the Company at the time). If the Requesting Holders intend to distribute the Registrable Shares by means of an underwriting, they shall so advise the Company in their request. In the event such registration is underwritten, the right of other Holders of Registrable Shares to participate in such registration shall be conditioned on participation by such other Holders of Registrable Shares in such underwriting. Upon receipt of any such request from the Requesting Holders, the Company shall promptly give written notice of such proposed registration to all other Holders of Registrable Shares. Such other Holders of Registrable Shares shall have the right, by giving written notice to the Company within thirty (30) days after the Company provides such notice, to elect to have included in such registration such of their Registrable Shares as they may request in such notice of election, subject to the approval of the underwriter managing the offering and subject to Sections 3.3 and 3.4 below. Thereupon, the Company shall, as expeditiously as possible, use its reasonable best efforts to effect the registration, on Form S-1 (or any successor form), of all Registrable Shares that the Company has been requested to so register, subject to Sections 3.3 and 3.4 below.

3.2 Form S-3 Demand Registration. At any time after the Company becomes eligible to file a Registration Statement on Form S-3 (or any successor form relating to secondary offerings, **"Form S-3"**), Holders of Registrable Shares shall have the right to require the Company to effect an unlimited number of Registration Statements on Form S-3, of Registrable Shares having an aggregate offering price in each such registration of at least $500,000 (based on the then-current public market price). Upon receipt of any such request, the Company shall promptly give written notice of such proposed registration to all other Holders of Registrable Shares, who thereupon shall have the right, by giving written notice to the Company within thirty (30) days after the Company provides such notice, to elect to have included in such registration such of their Registrable Shares as such Holders of Registrable Shares may request in such notice of election, subject to Sections 3.3 and 3.4 below. Thereupon, the Company shall, as expeditiously as possible, use its reasonable best efforts to effect the registration on Form S-3 of all Registrable Shares that the Company has been requested to register, subject to Section 3.4 below. The Holders of Registrable Shares shall have the right to an unlimited number of demand registration requests on Form S-3 under this Section 3.2, provided that the Company shall not be required to effect more than one demand registration on Form S-3 in any six (6) month period.

3.3 Limitations on Demand Registration Rights.

(a) Generally. The Company shall be required to effect not more than two (2) demand registrations pursuant to Section 3.1 above. Furthermore, the Company shall not be required to effect a demand registration (i) during the ninety (90) day period commencing with the date of the Company's initial public offering, (ii) if the Company delivers notice to the Requesting Holders within thirty (30) days of any registration request of its intent to file a Registration Statement for a Qualified Initial Public Offering within ninety (90) days of the request by the Requesting Holders, or (iii) during the period starting with the date sixty (60) days prior to the Company's good faith estimate of the date of filing of, and ending on the date ninety (90) days following the effective date of, a Company-initiated Registration Statement that is subject to Section 4 below, provided that the Company is actively employing in good faith its reasonable best efforts to cause such Registration Statement to become effective.

(b) One-Time Limitation. The Company shall not be required to take any action to effect a registration pursuant to Section 3.1 or 3.2 if the Company furnishes to the Holders of Registrable Shares to be included in the requested registration a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be materially detrimental to the Company and its stockholders for the requested registration to be effected (or to remain effective for the period for which the subject registration statement would otherwise be required to remain effective) because such action (x) would materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving the Company, (y) would require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (z) would render the Company unable to comply with requirements under the Securities Act or Exchange Act. The Company shall have the right to defer taking action with respect to the requested registration pursuant to this Section 3.3(b) for a period of not more than sixty (60) days after receipt of the registration request under Section 3.1 or 3.2 above; provided, however, that the Company may not utilize this right more than twice under this Agreement.

3.4 Underwriting Marketing Limitations. In connection with any offering under this Section 3 involving an underwriting, the Company shall be required to include Registrable Shares only in such quantity as will not, in the good faith opinion of the underwriters, jeopardize the success of the offering. If, in the opinion of the managing underwriter, the registration of all, or part of, the Registrable Shares that the Holders of Registrable Shares have requested to be included would materially and adversely affect such public offering, then the Company shall be required to include in the underwriting only that number of Registrable Shares that the managing underwriter in good faith believes may be sold without causing such adverse effect. If the number of Registrable Shares to be included in the underwriting in accordance with the foregoing is less than the total number of shares that the Holders of Registrable Shares have requested to be included, then the Holders of Registrable Shares who have so requested shall participate in the underwriting pro rata based upon their respective Proportionate Percentages. If any Holder of Registrable Shares would thus be entitled to include more shares than such holder requested to be registered, the excess shall be allocated (x) first, among the Requesting Holders pro rata in accordance with their relative Proportionate Percentages, and (y) second, if the Requesting Holders shall have been permitted to include all Registrable Shares requested for inclusion by them, among other Holders of Registrable Shares who had responded to the Company with a notice of election under Section 3.1 above, pro rata in accordance with their relative Proportionate Percentages.

3.5 Company Inclusion. The Company shall be entitled to include in any Registration Statement referred to in this Section 3, for sale in accordance with the method of disposition specified by the Requesting Holders, shares of Common Stock to be sold by the Company for its own account, except as and to the extent that, in the opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering), such inclusion would adversely affect the marketing of the Registrable Shares to be sold. To the extent that the managing underwriter in any such underwritten public offering requires the exclusion of any securities from such offering, all such excluded securities shall come solely from the shares to be sold by the Company prior to the exclusion of any Registrable Shares.

Section 4. Incidental Registration Rights.

4.1 Subject to Section 4.2 below, whenever the Company proposes to file a Registration Statement (other than pursuant to Section 3 and other than with respect to the initial public offering of the Common Stock (including a Qualified Initial Public Offering)) at any time and from time to time, it will, at least thirty (30) days prior to such filing, give written notice to all Holders of Registrable Shares and to the Existing Holders of its intention to do so and, upon the written request of the Holders of Registrable Shares or the Existing Holders given within twenty (20) days after the Company provides such notice (which request shall state the intended method of disposition of such Registrable Shares and/or Existing Common Shares, as the case may be), the Company shall use its reasonable best efforts to cause (i) all Registrable Shares that the Company has been requested by such Holders of Registrable Shares to register and (ii) all Existing Common Shares that the Company has been requested by the Existing Holders to register, to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request; provided that the Company shall have the right to postpone or withdraw any registration effected or to be effected pursuant to this Section 4 without obligation to any Holder of Registrable Shares or Holder of Existing Common Shares.

4.2 In connection with any offering under this Section 4 involving an underwriting, the Company shall not be required to include any Registrable Shares or Existing Common Shares in such underwriting unless the holders thereof accept the terms of the underwriting as agreed upon by the Company and the managing underwriters selected by it, and then only in such quantity as will not, in the good faith opinion of the underwriters, jeopardize the success of the offering by the Company. If, in the opinion of the managing underwriter, the registration of all, or part of, the Registrable Shares or Existing Common Shares that the holders thereof have requested to be included would materially and adversely affect such public offering, then the Company shall be required to include in the underwriting only that number of Registrable Shares and Existing Common Shares, if any, that the managing underwriter in good faith believes may be sold without causing such adverse effect. If the number of Registrable Shares and Existing Common Shares to be included in the underwriting in accordance with the foregoing is less than the total number of shares that the Holders of Registrable Shares and Existing Holders have requested to be included, the Holders of Registrable Shares and Existing Holders who have requested registration shall participate in the underwriting pro rata based upon their Proportionate Percentages. If any Holder of Registrable Shares or Holder of Existing Common Shares would thus be entitled to include more shares than such holder requested to be registered, the excess shall be allocated among other requesting Holders of Registrable Shares and Existing Holders pro rata based upon their Proportionate Percentages, and no persons or entities other than the Company, the Holders of Registrable Shares and the Existing Holders shall be permitted to include securities in such offering.

Section 5. Registration Procedures. If and whenever the Company is required by the provisions of this Agreement to use its reasonable best efforts to effect the registration of any Registrable Shares or Existing Common Shares under the Securities Act, as the case may be, the Company shall:

(a) prepare and file with the Commission a Registration Statement with respect to such Registrable Shares and/or Existing Common Shares, as the case may be, and use its reasonable best efforts to cause that Registration Statement to become and remain effective until the completion of the distribution (for purposes of this Section 5(a), the "completion of the distribution" of shall be deemed to occur (i) with respect to a Registration Statement for a firm commitment underwritten public offering, when each underwriter has completed the distribution of all securities purchased by it, and (ii) with respect to any other Registration Statement, upon the earlier to occur of the sale of all Registrable Shares and Existing Common Shares covered thereby and one year after the effective date thereof; provided, however, that (A) such one year period shall be extended for a period of time equal to the period during which the Holders of Registrable Shares and/or Existing Holders, as the case may be, refrain from selling any securities included in such registration in accordance with the provisions of Section 10 below;

and (B) in the case of any registrations of Registrable Shares on Form S-3 (which are intended to be offered on a continuous or delayed basis), such one-year period shall be extended for the Holders of Registrable Shares to the earlier of two (2) years from the date of the Registration Statement's effectiveness or until all Registrable Securities registered pursuant to such Form S-3 are sold);

(b) as expeditiously as possible, prepare and file with the Commission any amendments to the Registration Statement and supplements to the prospectus included in the Registration Statement as may be necessary to keep the Registration Statement effective, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

(c) as expeditiously as possible, furnish to each selling Holder of Registrable Shares and selling Holder of Existing Common Shares such reasonable numbers of copies of the Registration Statement, each amendment and supplement thereto, prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the selling Holder of Registrable Shares or selling Holder of Existing Common Shares may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares or the Existing Common Shares, as the case may be;

(d) as expeditiously as possible, use its reasonable best efforts to register or qualify the Registrable Shares or Existing Common Shares covered by the Registration Statement under the securities or Blue Sky laws of such states as the selling Holder of Registrable Shares or selling Holder of Existing Common Shares shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the selling Holder of Registrable Shares or selling Holder of Existing Common Shares to consummate the public sale or other disposition of such Registrable Shares or the Existing Common Shares, as the case may be; provided, however, that the Company shall not be required in connection with this paragraph (d) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction;

(e) notify each selling Holder of Registrable Shares and selling Holder of Existing Common Shares, at any time when a Registration Statement related to their Registrable Shares or Existing Common Shares, as the case may be, is effective under the Securities Act, of the happening of any event as a result of which, or in the event the Company becomes aware that, the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such Holder of Registrable Shares or such Holder of Existing Common Shares, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares or Existing Common Shares, as the case may be, such prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(f) use its reasonable best efforts to cause all such Registrable Shares to be listed on each securities exchange (or on the Nasdaq National Market), if applicable, on which similar securities issued by the Company are then listed;

(g) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in customary form with the managing underwriter of such offering. Each Holder of Registrable Shares and Holder of Existing Common Shares participating in such underwriting shall also enter into and perform its obligations under such an agreement; and

(h) obtain a cold comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters, addressed to the selling Holders of Registrable Shares and the selling Holders of Existing Common Shares.

If the Company has delivered preliminary or final prospectuses to any selling Holder of Registrable Shares or selling Holder of Existing Common Shares and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Company shall promptly notify the such selling Holder of Registrable Shares or selling Holder of Existing Common Shares and, if requested, such selling Holder of Registrable Shares or selling Holder of Existing Common Shares shall immediately cease making offers of Registrable Shares and/or Existing Common Shares, as the case may be, and return all prospectuses to the Company. The Company shall promptly provide such selling Holder of Registrable Shares or selling Holder of Existing Common Shares with revised prospectuses and, following receipt of the revised prospectuses, such selling Holder of Registrable Shares or selling Holder of Existing Common Shares shall be free to resume making offers of the Registrable Shares or Existing Common Shares, as the case may be (it being understood that the Company may suspend sales under a Registration Statement if, as a result of certain corporate developments or other events, the Registration Statement contains an untrue statement of a material fact or omits a material fact that is required to be stated therein or is necessary to make the statements therein not misleading, provided, however, that with respect to the rights of the Holders of Registrable Shares under Sections 3 and 4 above, and the rights of the Existing Holders under Section 4 above, the Company may suspend use of the prospectus, and a Holder of Registrable Shares and a Holder of Existing Common Shares may be prohibited from selling or otherwise disposing of the Registrable Shares or Existing Common Shares, as the case may be, covered by any single Registration Statement or prospectus, for no more than forty-five (45) days in the aggregate during any twelve-month period).

Section 6. Allocation of Registration Expenses. The Company will pay all Registration Expenses (as defined below) for all registrations under this Agreement; *provided, however*, that if a registration under Section 3.1 is withdrawn at the request of the Requesting Holders (other than as a result of information materially adversely affecting the business or financial condition of the Company that is made known to the Holders of Registrable Shares after the date on which such registration was requested) and if all Holders of Registrable Shares requesting to include Registrable Shares in such registration elect not to have such registration counted as a registration requested under Section 3.1, the holders of the Registrable Shares to have been included in such request shall pay the Registration Expenses of such registration pro rata in accordance with the number of Registrable Shares to be included by them in such registration. For purposes of this Section, the term **"Registration Expenses"** shall mean all expenses incurred by the Company in complying with Sections 3 and 4 of this Agreement, including, without limitation, all registration and filing fees, exchange listing fees, printing expenses, fees and disbursements of counsel for the Company and the reasonable fees and expenses of one (1) counsel selected by the selling Holders of Registrable Shares holding a majority of the Registrable Shares included in such registration to represent the selling Holders of Registrable Shares, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of additional counsel to any of the Holders of Registrable Shares or Existing Holders (other than the counsel selected to represent all selling Holders of Registrable Shares).

Section 7. Indemnification and Contribution.

7.1 In the event of any registration of any of the Registrable Shares or Existing Common Shares under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless, to the extent permitted by law, the seller of such Registrable Shares or Existing Common Shares, as the case may be, each underwriter of such seller, and each other person, if any, who controls such seller within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act, the Exchange Act, state securities or Blue Sky laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Shares or Existing Common Shares (as the case may be) were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse such seller, underwriter and each such controlling person for any legal or any other expenses reasonably incurred by such seller, underwriter or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus or prospectus, or any such amendment or supplement, (i) in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of such seller, underwriter or controlling person specifically for use in the preparation thereof, or (ii) that is corrected in a subsequent preliminary prospectus or prospectus or any amendment or supplement thereto that the party seeking indemnification failed to deliver.

7.2 In the event of any registration of any of the Registrable Shares or Existing Common Shares under the Securities Act pursuant to this Agreement, each seller of Registrable Shares and each seller of Existing Common Shares, severally and not jointly, will indemnify and hold harmless, to the extent permitted by law, the Company, each of its directors and officers, each underwriter (if any) and each other person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which the Company, such directors and officers, underwriter or controlling person may become subject under the Securities Act, Exchange Act, state securities or Blue Sky laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Shares or Existing Common Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus or prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of such seller. Each such seller of Registrable Shares or Existing Common Shares will reimburse the Company for any legal or any other expenses reasonably incurred by the Company in connection with investigating or defending any such loss, claim, damage, liability or action if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such seller specifically for use in connection with the preparation of such Registration Statement, prospectus, amendment or supplement; provided, however, that the obligations of each seller of Registrable Shares or Existing Common Shares pursuant to this Section 7.2 shall be limited to an amount equal to the net proceeds received by such seller as a result of such sale.

7.3 Each party entitled to indemnification under this Section 7 (an **"Indemnified Party"**) shall give notice to the party required to provide indemnification (an **"Indemnifying Party"**) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be reasonably satisfactory to the Indemnified Party; and, provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, except to the extent that the Indemnifying Party's ability to defend against such claim or litigation is impaired as a result of such failure to give notice. The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation, and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned). Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

7.4 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Section 7 is due in accordance with its terms but for any reason is held to be unavailable to an Indemnified Party in respect to any losses, claims, damages and liabilities referred to herein (other than by reason of the exceptions provided herein), the Indemnifying Party shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities to which such party may be subject in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact related to information supplied by the Indemnifying Party or the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Investors, and the Existing Holders agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation without taking account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 7.4, (a) in no event shall any one seller of Registrable Shares or Existing Common Shares be liable or responsible for any amount in excess of the net proceeds received by such seller from the offering of Registrable Shares or Existing Common Shares (as the case may be) sold by it and (b) the Company shall be liable and responsible for any amount in excess of such proceeds; provided, however, that no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party or parties under this Section 7, notify such party or parties from whom such contribution may be sought, but the omission so to notify such party or parties from whom such contribution may be sought shall not relieve such party from any other obligation it or they may have thereunder or otherwise under this Section 7, except to the extent the party against whom contribution may be sought is prejudiced as a result of such failure to give notice. No party shall be liable for contribution with respect to any action, suit, proceeding or claim settled without its prior written consent, which consent shall not be unreasonably withheld.

Section 8. Indemnification with Respect to Underwritten Offering. In the event that Registrable Shares or Existing Common Shares are sold pursuant to a Registration Statement in an underwritten offering pursuant to Section 3, the Company agrees to enter into an underwriting agreement containing customary representations and warranties with respect to the business and operations of an issuer of the securities being registered and customary covenants and agreements to be performed by such issuer, including without limitation customary provisions with respect to indemnification by the Company of the underwriters of such offering.

Section 9. Information by Holder. Each Holder of Registrable Shares and each Holder of Existing Common Shares including Registrable Shares or Existing Common Shares in any Registration Statement shall furnish to the Company such information regarding such holder, the Registrable Shares and/or Existing Common Shares held by such holder, and the distribution proposed by such holder as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

Section 10. "Market Stand-Off" Agreement. Each Holder of Registrable Shares and each Holder of Existing Common Shares constituting at least one percent (1%) of the Company's outstanding Common Stock (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock or the exercise of the Warrants or the Existing Warrants), if requested by the Company and an underwriter of Common Stock or other securities of the Company, shall not lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by the Holder of Registrable Shares or Holder of Existing Common Shares or are thereafter acquired) for a specified period of time determined by the Company and the underwriters (not to exceed 100 days) following the effective date of a Registration Statement; provided, that:

(a) such agreement shall only apply to the first Registration Statement covering Common Stock to be sold on the Company's behalf to the public in an underwritten offering; and

(b) all stockholders of the Company holding not less than one (1%) percent of the Company's outstanding Common Stock (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock, exercise of the Warrants, or conversion or exercise of other convertible securities, options, warrants or rights) and all executive officers and directors of the Company enter into similar agreements.

Such agreement shall be in writing in a form reasonably satisfactory to the Company and such underwriter. The Company may impose stop-transfer instructions with respect to the Registrable Shares, Existing Common Shares or other securities subject to the foregoing restriction until the end of the stand-off period. The underwriters in connection with the Initial Offering are intended third party beneficiaries of this Section 10 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

Section 11. Limitations on Subsequent Registration Rights. During the term of this Agreement, the Company shall not, without the prior written consent of the Holders of Registrable Shares holding at least 66 2/3% of the Registrable Shares, enter into any agreement (other than this Agreement) with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder either (a) to include securities of the Company in any Registration Statement filed under Sections 3 or 4 hereof, or (b) to make a demand registration that could result in such Registration Statement being declared effective prior to a Qualified Initial Public Offering.

Section 12. Rule 144 Requirements. After the earliest of (i) the closing of the sale of securities of the Company pursuant to a Registration Statement, (ii) the registration by the Company of a class of securities under Section 12 of the Exchange Act, or (iii) the issuance by the Company of an offering circular pursuant to Regulation A under the Securities Act, the Company agrees to use its reasonable best efforts to:

(a) comply with the requirements of Rule 144(c) under the Securities Act with respect to current public information about the Company (at any time after it has become subject to the reporting requirements of the Exchange Act);

(b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c) furnish to any Holder of Registrable Shares or Holder of Existing Common Shares upon written request (i) a written statement by the Company as to its compliance with the requirements of Rule 144(c) and the reporting requirements of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company as such holder may reasonably request to avail itself of any similar rule or regulation of the Commission allowing it to sell any such securities without registration.

Section 13. Selection of Underwriter. In the case of any registration effected pursuant to Section 3 of this Agreement, the Company shall have the right to designate the managing underwriter in any underwritten offering, subject to the approval of the Holders of Registrable Shares holding a majority of the Registrable Shares requested to be included in such offering, which approval shall not be unreasonably withheld.

Section 14. Mergers, Etc. The Company shall not, directly or indirectly, enter into any merger, consolidation, or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation, or reorganization, agree in writing to assume the obligations of the Company to the Holders of Registrable Shares under this Agreement, and, for that purpose, references hereunder to **"Registrable Shares"** shall be deemed to be references to the securities that the Holders of Registrable Shares would be entitled to receive in exchange for Registrable Shares under any such merger, consolidation, or reorganization; provided, however, that the provisions of this Agreement shall not apply in the event of any merger, consolidation, or reorganization in which the Company is not the surviving corporation if all Holders of Registrable Shares are entitled to receive in exchange for their Registrable Shares consideration consisting solely of (i) cash, (ii) securities of the acquiring corporation that under the Securities Act may be immediately sold to the public without registration, or (iii) securities of the acquiring corporation that the acquiring corporation has agreed to register within ninety (90) days of completion of the transaction, for resale to the public pursuant to the Securities Act.

Section 15. Successors and Assigns. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors assigns, heirs, executors and administrators of the parties hereto.

Section 16. Transfers of Certain Rights.

16.1 Amount. The rights granted to each Investor and Existing Holder under this Agreement may be transferred only to (i) an Affiliate of such Investor or Existing Holder (as defined in Rule 405 under the Securities Act), (ii) any family member or trust for the benefit of any Investor or Existing Holder or (iii) any transferee who acquires at least twenty-five percent (25%) of the Registrable Shares or Existing Common Shares outstanding at the time of the transfer.

16.2 Transferees. Any transferee to whom rights under this Agreement are transferred shall, as a condition to such transfer, deliver to the Company a written instrument by which such transferee agrees to be bound by the obligations imposed upon the Investors or Existing Holders (as the case may be) under this Agreement to the same extent as if such transferee were an Investor or Existing Holder hereunder and be deemed an Investor or Existing Holder hereunder.

16.3 Subsequent Transferees. A transferee to whom rights are transferred pursuant to this Section 16 may not again transfer such rights to any other person or entity, other than as provided in Sections 16.1 or 16.2 above.

16.4 Stockholders, Partners, Members, etc. Notwithstanding anything to the contrary herein, an Investor may transfer rights granted to it under this Agreement to any partner, member or stockholder of such Investor to whom shares of Series A Preferred Stock, Series A Conversion Shares, Warrants or Warrant Shares are transferred pursuant to Section 2 and who delivers to the Company a written instrument in accordance with Section 16.2 above containing the representation that the transfer is exempt from registration under the Securities Act. In the event of such transfer, such partner, member or stockholder of the Investor shall be deemed to be an Investor for purposes of this Section 16 and may again transfer such rights to any other person or entity that acquires shares of Series A Preferred Stock, Series A Conversion Shares, Warrants or Warrant Shares from such partner, member or stockholder, in accordance with, and subject to, the provisions of Section 16.1, 16.2 and 16.3 above; provided, however, that if an Investor transfers rights under this Agreement to its partners, members or stockholders at any time prior to the completion of the Company's Qualified Initial Public Offering, the general partner, managing member or chief executive officer of such Investor, as the case may be, shall be deemed the sole recipient of notices for all of such Investor's, partners, members, or stockholders for the purposes of Section 17.5 of this Agreement.

Section 17. Miscellaneous.

17.1 Adjustments Affecting Registrable Shares and Existing Common Shares. Other than as permitted by this Agreement or with the consent of the holders of at least two-thirds (2/3) of the Registrable Shares then outstanding, the Company will not take any action, or permit any change to occur, with respect to its securities that would adversely affect the ability of the Holders of Registrable Shares to include their Registrable Shares or the Existing Holders to include their Existing Common Shares in a Registration Statement filed pursuant to this Agreement.

17.2 Listing on Securities Exchange. Following a Qualified Initial Public Offering and until such time as this Agreement is terminated, the Company shall use its reasonable best efforts to maintain a listing of its Common Stock on a national securities exchange (which shall include the NASDAQ National Market and NASDAQ Capital Market) or on the OTC Bulletin Board (but not on the Pink Sheets)).

17.3 Remedies. Any person having rights under any provision of this Agreement will be entitled to enforce such rights specifically (without posting any bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

17.4 Amendments and Waivers. Any term of this Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), (i) as relates to the Company, with the written consent of the Company, (ii) as relates to the Holders of Registrable Shares, with the written consent of the holders of at least two-thirds (2/3) of the Registrable Shares then outstanding, and (iii) as relates to the Existing Holders, with the written consent of the holders of at least two-thirds (2/3) of the Existing Common Shares then-outstanding.

17.5 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York (without reference to the choice of law or conflicts of law provisions thereof).

17.6 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon personal delivery, (ii) two business days after being send by registered or certified mail, return receipt requested, postage prepaid or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

Xandros, Inc.
149 Madison Avenue, Suite 803
New York, NY 10016
Facsimile: (212) 213-8084
E-mail: andy@xandros.com
Attention: Andreas Typaldos

or at such other address or addresses as may have been furnished in writing by the Company to the Investors and the Existing Holders, with a copy (which shall not constitute notice) to:

Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, New York 11753
Attention: Len Breslow, Esq.
Facsimile: (516) 822-6505
E-mail: lbreslow@breslowwalker.com

If to the Investors, to each at its address listed on its signature page hereto, or at such other address or addresses as may have been furnished in writing to the Company by such Investor, with a copy (which shall not constitute notice) to:

Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Attention: Gerard S. DiFiore, Esq.
Facsimile: (212) 521-5450
E-mail: gdifiore@reedsmith.com

If to the Existing Holders, each to its address listed on its signature page hereto, or at such other address or addresses as may have been furnished in writing to the Company by such Existing Holder.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, telecopy or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

17.7 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement or any provision of the other Agreements shall not in any way be affected or impaired thereby.

17.8 Titles and Subtitles. The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

17.9 No Registration of Series A Preferred Stock or Warrants. The registration rights contained herein apply only to the Common Stock, and the Company shall never be obligated to register any of the Series A Preferred Stock or Warrants.

17.10 Counterparts; Facsimile Execution. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by exchange of facsimile copies showing the signatures of the parties, and those signatures need not be affixed to the same copy.

17.11 Termination. This Agreement shall terminate on the earlier to occur of (i) the tenth anniversary of the date of this Agreement and (ii) when there are no Registrable Shares and no Existing Common Shares remaining.

17.12 Entire Agreement; Termination of Subscription Agreements and Existing Registration Rights. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter contained herein, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter. PURSUANT TO SECTION 5.2 OF THE SUBSCRIPTION AGREEMENTS ENTERED INTO IN CONNECTION WITH THE 2003 NOTE FINANCING, AND PURSUANT TO SECTION 6.2 OF THE SUBSCRIPTION AGREEMENTS ENTERED INTO IN CONNECTION WITH THE 2004 COMMON STOCK FINANCING, THE REQUIRED HOLDERS (AS DEFINED IN THE SUBSCRIPTION AGREEMENTS WITH RESPECT TO THE 2003 NOTE FINANCING) AND THE REQUIRED HOLDERS (AS DEFINED IN THE SUBSCRIPTION AGREEMENTS WITH RESPECT TO THE 2004 COMMON STOCK FINANCING), ALL OF WHOM ARE PARTIES TO THIS AGREEMENT, HEREBY AGREE THAT THE SUBSCRIPTION AGREEMENTS ARE TERMINATED IN THEIR ENTIRETY, INCLUDING THE EXISTING

REGISTRATION RIGHTS CONTAINED THEREIN, SUCH AGREEMENTS AND RIGHTS BEING OF NO FORCE OR EFFECT, AND ACKNOWLEDGE AND AGREE THAT THE EXISTING HOLDERS' ONLY REGISTRATION RIGHTS WITH RESPECT TO COMPANY SECURITIES OWNED OR HELD BY THEM ARE SET FORTH IN THIS AGREEMENT.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first above written.

XANDROS, INC.

By:______________________________
Name:
Title:

INVESTOR:

____
Name of Investor

____
If Investor is a corporation or other entity, name of signing officer or other authorized signatory

____
Signature

Address of Investor:

____
____

Each undersigned Existing Holder hereunto sets its hands as of the date stated above and also explicitly acknowledges the provisions of Section 17.12 hereof.

EXISTING HOLDERS HOLDING MAJORITY OF EXISTING COMMON SHARES:

____
Name of Existing Holder

____
If Existing Holder is a corporation or other entity, name of signing officer or other authorized signatory

____
Signature

Address of Existing Holder:

____
____

Exhibit

6.5

EXHIBIT I
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

STOCK RESTRICTION AGREEMENT

XANDROS, INC.

SERIES A INVESTORS

AND

LINUX GLOBAL PARTNERS, INC.

Dated as of May 15, 2006.

EXHIBIT I
TO
XANDROS, INC. SECURITIES PURCHASE AGREEMENT

XANDROS, INC.

STOCK RESTRICTION AGREEMENT

THIS STOCK RESTRICTION AGREEMENT (the "**Agreement**") is made this 15th day of May, 2006 but shall be effective as of the date of the Initial Closing under the Purchase Agreement (as hereinafter defined) (the "**Effective Date**"), by and among Xandros, Inc., a Delaware corporation (the "**Company**"), Linux Global Partners, Inc. (the **"Founder,"** and, collectively with any parties who may succeed to the rights and obligations of the Founder hereunder, the **"Founders"**), and each investor whose name and signature appear on a signature page hereto (each, an "**Investor**", and collectively, the "**Investors**").

WHEREAS, the Founder holds an aggregate of 39,137,295 shares (the "**Shares**") of the Company's common stock, $0.001 par value (the "**Common Stock**") (as used hereinafter throughout this Agreement, the term "**Shares**" shall be deemed to exclude the 4,245,819 shares of Common Stock held by the Founder which are subject to that certain Option to Purchase Common Stock of Xandros, Inc., dated June 30, 2004, granted by Linux Global Partners, Inc. to Strasbourger Pearson Tulcin Wolff);

WHEREAS, the Investors are acquiring shares of the Company's Series A Convertible Preferred Stock, $0.001 par value per share (the "**Series A Preferred Stock**"), and seven-year warrants to purchase shares of Common Stock at an exercise price of $0.2779 per share, subject to adjustment (the "**Warrants,**" and, collectively with the shares of Series A Preferred Stock, the "**Securities**"), pursuant to the terms of a Securities Purchase Agreement of even date herewith (the "**Purchase Agreement**"); and

WHEREAS, the execution of this Agreement is a condition to the obligations of the parties under the Purchase Agreement, and the parties hereto are willing to execute this Agreement and to be bound by the provisions hereof.

NOW THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereto hereby agree as follows:

1. Consideration for Purchase of Series A Preferred Stock and Warrants. In order to induce the Investors to purchase the Securities pursuant to the Purchase Agreement, the Founder agrees that the Shares shall be subject to the restrictions on transfer set forth in Sections 2, 3, 4 and 5 of this Agreement.

2. Restrictions on Transfer by Founder.

2.1 Except as otherwise permitted in Section 2.2 below, any Founder shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "**transfer**"), any of the Shares, or any interest therein, without complying with the terms of Sections 3, 4 and 5 below.

2.2 The restrictions set forth in Section 2.1 notwithstanding, a Founder may transfer Shares (a) to or for the benefit of any member of his immediate family, which shall include a parent, sibling, spouse, child or grandchild, or to a trust or other estate-planning device for the benefit of the Founder or any member of his immediate family, (b) to a charitable organization(s) or foundation(s), (c) to another Founder (if any), or (d) by will or the laws of descent and distribution, *provided* that in each case such Shares shall remain subject to this Agreement and such permitted transferee shall have all of the rights and obligations of a Founder under this Agreement (including, without limitation, the restrictions on transfer set forth in this Section 2), and such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

3. Investors' Right of First Refusal.

3.1 If at any time a Founder desires to sell for cash, cash equivalents or any other form of consideration (including a promissory note) all or any part of his Shares pursuant to a *bona fide* offer from any third party (the "**Proposed Transferee**"), such Founder shall submit a written offer (the "**Offer**") to sell such Shares (the "**Offered Shares**") to the Investors on terms and conditions, including price, not less favorable to the Investors than those pursuant to which the Founder proposes to sell such Offered Shares to the Proposed Transferee (the date of delivery of the Offer hereafter referred to as the "**Offer Date**"). The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares proposed to be sold, the total number of Shares owned by the Founder, the terms and conditions, including price, of the proposed sale, and any other material facts relating to the proposed sale. The Offer shall further state that each Investor may acquire, in accordance with the provisions of this Agreement, a pro-rata portion of the Offered Shares equal to such Investor's percentage ownership of the then-outstanding shares of Series A Preferred Stock (its "**Proportionate Percentage**") for the price and upon the other terms and conditions, including deferred payment (if applicable), set forth in the third-party offer. Each Investor shall have the right, by delivery of written notice to such Founder (as hereinafter provided), to purchase up to its Proportionate Percentage of the Offered Shares. If an Investor desires to purchase all or any part of its Proportionate Percentage of the Offered Shares, it shall communicate in writing (the "**Notification**") its election to purchase to such Founder, which communication shall state the number of Offered Shares the Investor desires to purchase and shall be delivered to such Founder within ten (10) days of the Offer Date.

3.2 The Offered Shares, if any, that are not accepted by any of the Investors during such ten (10) day period following the Offer Date (the "**Remaining Shares**") shall be subsequently offered (the "**Subsequent Offer**") by the selling Founder to all Investors (if any) who accepted the Offer to purchase their full respective Proportionate Percentages of the Offered Shares (such Investors, the "**Subsequent Offerees**") by delivery of notice thereof to the Subsequent Offerees (the date of such delivery of the Subsequent Offer, the "**Subsequent Offer Date**"). Each Subsequent Offeree may purchase up to the full amount of the Remaining Shares by communicating in writing (the "**Subsequent Notification**") its election to purchase to the selling Founder, which communication shall state the number of Remaining Shares the

Subsequent Offeree desires to purchase and shall be delivered to such Founder within five (5) days of the Subsequent Offer Date. To the extent that there is an insufficient number of Remaining Shares to satisfy the Subsequent Notification requests of all Subsequent Offerees, the Remaining Shares shall be divided among the Subsequent Offerees pro rata based on the number of shares of Series A Preferred Stock then owned by the Subsequent Offerees; provided, however, that no Investor shall be obligated to purchase more than the number of Remaining Shares accepted by it in its Subsequent Notification.

3.3 Each of the Notification and the Subsequent Notification shall, when taken in conjunction with the Offer and the Subsequent Offer, respectively, be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such Offered Shares and Remaining Shares, as the case may be. Sales of Offered Shares and Remaining Shares shall be made at the offices of the Company, or at such other place mutually acceptable to the selling Founder and to the purchasing Investor. In the case of Offered Shares, such sales shall be consummated on the fifteenth (15th) day following the Offer Date (or next succeeding business day thereafter) and, in the case of Remaining Shares, such sales shall be consummated on the tenth (10th) day following the Subsequent Offer Date (or next succeeding business day thereafter). All such sales of Offered Shares or Remaining Shares shall be effected by the selling Founder's delivery to the Company of a certificate or certificates evidencing the Offered Shares or Remaining Shares, as the case may be, to be purchased by the Investors, duly endorsed for transfer to the Investors, against payment to such Founder of the purchase price therefor by such Investors.

3.4 The Investor's right of first refusal provided in this Section 3 shall not apply with respect to sales of Shares to the Company effected (i) pursuant to Section 5, (ii) pursuant to the Company's repurchase rights under contractual arrangements with respect to grants of restricted stock or options to any Founder, or (iii) pursuant to repurchases of Shares by the Company as part of a redemption or tender offer carried out by the Company in a pro-rata manner with respect to all outstanding shares of Common Stock.

3.5. To the extent that the Company and the Investors have not exercised their rights to purchase the Offered Shares or the Remaining Shares within the time periods specified in Sections 3 and 5, as applicable, the selling Founder, subject to Section 4, shall have a period of ninety (90) days from the expiration of such rights in which to sell the Offered Shares or the Remaining Shares, as the case may be, upon terms and conditions (including the purchase price) no more favorable than those specified in the Offer to the Proposed Transferee. Any Offered Shares or Remaining Shares not sold within such 90-day period shall continue to be subject to the requirements of a prior offer pursuant to Sections 3 and 5. Offered Shares sold pursuant to Sections 3 or 5 shall no longer be subject to this Agreement.

4. Investors' Right of Co-Sale.

4.1 Upon receipt of an Offer (as defined in Section 3.1 above) from any Founder, each Investor shall, if it chooses not to exercise the rights set forth above in Section 3, have the right to sell to the Proposed Transferee (a **"Co-Sale"**), at the same price per share and on the same terms and conditions as involved in the sale of the Shares by such Founder to the

Proposed Transferee, such number of shares (the **"Investor Shares"**) of Common Stock issued or issuable to such Investor upon conversion of his Series A Preferred Stock (collectively, the **"Underlying Shares"**) as shall equal the number of Underlying Shares multiplied by a fraction, the numerator of which is the number of Shares to be sold by such Founder to the Proposed Transferee and the denominator of which is the total number of Shares owned by such Founder.

4.2 Such Founder and the participating Investors shall sell to the Proposed Transferee all of the shares of Common Stock proposed to be sold by them (the **"Combined Number of Shares"**) at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those in the Offer; *provided, however*, that if the Proposed Transferee does not desire to purchase all of the Combined Number of Shares, the purchase of shares by the Proposed Transferee shall be made from the participating Investors and the Founder *pro rata* based upon the relative number of shares that each Investor and such Founder are otherwise entitled to sell pursuant to Section 4.1.

4.3 If an Investor decides to exercise its Co-Sale right under Section 4.1 to sell all or any part of the Investor Shares it is permitted to sell in connection with such Co-Sale, it shall communicate in writing to such Founder (a **"Co-Sale Notification"**) its election to exercise its Co-Sale right, which communication shall state the number of Investor Shares the Investor desires to sell. Such Co-Sale Notification shall be delivered to such Founder within ten (10) days of the Offer Date. The Co-Sale of the Investor Shares to be sold pursuant to this Section shall be effected by an Investor's delivery to such Proposed Transferee of a certificate or certificates evidencing the Investor Shares to be purchased by the Proposed Transferee, duly endorsed for transfer to such Proposed Transferee, against payment to the Investor of the purchase price therefor by such Proposed Transferee.

4.4 The Investor's right of Co-Sale provided in this Section 4 shall not apply with respect to sales of Shares to the Company effected (i) pursuant to Section 5, (ii) pursuant to the Company's repurchase rights under contractual arrangements with respect to grants of restricted stock or options to any Founder, or (iii) pursuant to repurchases of Shares by the Company as part of a redemption or tender offer carried out by the Company in a pro-rata manner with respect to all outstanding shares of Common Stock.

4.5 Any shares of Common Stock sold by a Founder or a participating Investor pursuant to this Section 4 shall no longer be subject to this Agreement.

5. Company's Right of First Refusal. If any Founder is required at any time to transmit an Offer (pursuant to Section 3 above) regarding a proposed transfer of Shares to a Proposed Transferee, then the Offer must be also transmitted, simultaneously and by the same method as it is transmitted to anyone else hereunder, to the Company. In any such situation, if, and to the extent that any Investor fails to deliver Notification (as defined in Section 3.1) within the prescribed ten (10) day period to purchase its full Proportionate Percentage of the Offered Shares and any of the Remaining Shares resulting therefrom are not accepted by the Subsequent Offerees via Subsequent Notifications (as defined in Section 3.2) during the five (5) day period following the Subsequent Offer Date, the Company shall have five (5) days after such five (5) day period to exercise a right of first refusal and to purchase that portion of the Remaining

Shares not accepted by the Subsequent Offerees, *provided* that the Company may not exercise its rights pursuant to this Section 5 without the prior approval of a majority of the directors of the Company, including the director elected by the holders of the Series A Preferred Stock. The Company must exercise any rights granted hereunder via payment to the selling Founder of the purchase price for the Remaining Shares to be purchased in exchange for the certificate or certificates evidencing the Remaining Shares, duly endorsed for transfer to the Company, to be delivered to the Company by such Founder.

6. **Effect of Prohibited Transfer.** The Company shall not, and shall not be required to, (i) transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (ii) treat as owner of such Shares, or to pay dividends to, any transferee to whom any such Shares shall have been so sold or transferred in violation of any of the provisions set forth in this Agreement.

7. **Restrictive Legend.** For so long as this Agreement is in effect, all certificates representing the Shares shall have affixed thereto a legend in substantially the following form, in addition to any other legends that may be required under federal or state securities laws:

> "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND A RIGHT OF FIRST REFUSAL SET FORTH IN A CERTAIN STOCK RESTRICTION AGREEMENT (THE "AGREEMENT") BY AND AMONG THE COMPANY, THE INVESTORS (AS DEFINED IN THE AGREEMENT) AND THE FOUNDING STOCKHOLDERS OF THE COMPANY (OR THEIR RESPECTIVE SUCCESSORS IN INTEREST), AND SUCH AGREEMENT IS AVAILABLE FOR INSPECTION WITHOUT CHARGE AT THE OFFICE OF THE TREASURER OF THE COMPANY."

8. **Adjustments for Stock Splits, Stock Dividends, etc.** If from time to time during the term of this Agreement there is any stock split-up, stock dividend, stock distribution or other reclassification of the Common Stock, any and all new, substituted or additional securities to which a Founder is entitled by reason of his ownership of the Shares shall be immediately subject to the restrictions on transfer and other provisions of this Agreement in the same manner and to the same extent as the Shares.

9. **Termination.** The rights and obligations of the Company, the Founder and the Investors under this Agreement shall terminate upon the earliest of (i) the closing of the Company's initial public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share not less than three times the Original Purchase Price (as defined in the Certificate of Designation filed by the Company with respect to the Series A Preferred Stock) (as adjusted for stock splits, reverse stock splits, stock dividends and the like) which results in at least $30,000,000 of net proceeds to the Company and which is underwritten by a reputable underwriter, (ii) the date on which the Common Stock becomes publicly traded on a national securities exchange (including the NASDAQ National Market or NASDAQ Capital Market) or the OTC Bulletin Board (but not on

the Pink Sheets) and the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, or (iii) such time as none of the Series A Preferred Stock remains outstanding.

10. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

11. Waiver and Amendments. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of the following: (i) as it applies to the Company, only by an action of the Board of Directors including an affirmative vote by the director elected by the holders of the Series A Preferred Stock; (ii) as it applies to the Investors, only by a vote of the holders of at least two-thirds (2/3) of the then-outstanding Series A Preferred Stock, and (iii) as it applies to the Founders, only by a vote of the holders of at least two-thirds (2/3) of the Shares held by the Founders. Any amendment or waiver effected in accordance with clauses (i), (ii) or (iii) of this Section 11 shall be binding upon the Company, the Investors, and the Founders, and their respective successors and assigns, as the case may be. No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like or different nature.

12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company, the Investors and the Founders and their respective heirs, executors, administrators, legal representatives, successors and assigns, subject to the restrictions on transfer set forth in this Agreement.

13. Rights To Employment. Nothing contained in this Agreement shall be construed as giving any Founder any right to be retained, in any position, as an employee of the Company.

14. Notice. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon personal delivery, (ii) two (2) business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

Xandros, Inc.
149 Madison Avenue, Suite 803
New York, NY 10016
Facsimile: (212) 213-8084
E-mail: andy@xandros.com
Attention: Andreas Typaldos

or at such other address or addresses as may have been furnished in writing by the Company to the Investors and the Founders, with a copy (which shall not constitute notice) to:

Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, New York 11753
Attention: Len Breslow, Esq.
Facsimile: (516) 822-6505
E-mail: lbreslow@breslowwalker.com

If to the Investors, to each at its address listed on the signature page hereto, or at such other address or addresses as may have been furnished in writing to the Company and the Founders by such Investor, with a copy (which shall not constitute notice) to:

Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Attention: Gerard S. DiFiore, Esq.
Facsimile: (212) 521-5450
E-mail: gdifiore@reedsmith.com

If to a Founder, to each at its address listed on the signature page hereto, or at such other address or addresses as may have been furnished in writing to the Company and the Investors by such Founder.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including telecopy or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

15. Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this Agreement.

17. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of New York, without regard to the choice of law or conflicts of law provisions thereof.

18. Undertaking of Parties. The parties hereto hereby agree to take all reasonable additional action and execute all reasonable additional documents the Company may deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the parties hereto pursuant to the express provisions of this Agreement.

19. Counterparts; Facsimile Execution. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by exchange of facsimile copies showing the signatures of the parties, and those signatures need not be affixed to the same copy.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE PAGE TO XANDROS, INC. STOCK RESTRICTION AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Stock Restriction Agreement as of the date first above written.

XANDROS, INC.

By:____________________________
Name:__________________________
Title:___________________________

LINUX GLOBAL PARTNERS, INC.

By:____________________________
Name:__________________________
Title:___________________________

Address______________________

INVESTOR:

Name of Investor:______________________
Address______________________

If Investor is a corporation or other entity, name of signing officer or other authorized signatory:

Signature:

Exhibit

6.6

EMPLOYMENT/CONSULTING AGREEMENT

EMPLOYMENT AGREEMENT (the "Agreement"), effective the 15th day of September 2003, memorializes herein-under agreement between **Xandros, Inc.,** a Delaware corporation (the "Corporation"), with its principal executive offices located at 149 Madison Ave, NY, NY 10016, and **ANDREAS TYPALDOS**, residing at 40 West 77th St., New York, NY 10021 (the "Executive" or "Consultant") as follows.

WITNESSETH

WHEREAS, the Corporation desires to employ the Executive as the Corporation's Chief Executive Officer ("CEO") on a permanent basis, either as an independent consultant or a salaried employee, to engage in such activities and to render such services under the terms and conditions hereof and has authorized and approved the execution of this Agreement; and

WHEREAS, the Executive desires to be employed by the Corporation under the terms and conditions hereinafter provided;

NOW, THEREFORE, in consideration of the mutual covenants and undertakings herein contained, the parties agree as follows:

1. Employment, Duties and Acceptance.

1.1 **Services.** The Corporation hereby employs the Executive, for the Term (as hereinafter defined in Section 2 hereof), to render exclusive (except as defined in the section 10.5.1 of this Agreement) and full-time services as needed by the Corporation to the business and affairs of the Corporation as CEO, and in connection therewith, shall perform such duties as directed by the Board of Directors of the Corporation from time to time, in its reasonable discretion, and shall perform such other duties as shall be consistent with the responsibilities of such office (collectively the "Services"). The Executive shall perform activities related to such office as he shall reasonably be directed or requested to so perform by the Corporation's Board of Directors, to whom he shall report. The Executive shall use his best efforts, skill and abilities to promote the interests of the Corporation and its subsidiaries.

1.2 **Acceptance.** The Executive hereby accepts such employment and agrees to render the Services.

1.3 **Representations of the Executive; Indemnification.** The Executive represents and warrants to the Corporation that his execution and delivery of this Agreement, his performance of the Services hereunder and the observance of his other obligations contemplated hereby will not (i) violate any provisions of or require the consent or approval of any party to any agreement, letter of intent or other document to which he is a party or (ii) violate or conflict with any arbitration award, judgment or decree or other restriction of any kind to or by which he is subject or bound. The Executive shall indemnify and hold harmless the Corporation and its officers and directors from and against any and all damages, liabilities, claims, costs or expenses, including, without limitation, the reasonable fees of counsel resulting or arising from or incurred in connection with any misrepresentation contained herein.

2. Term of Employment, Termination of Duties as CEO, Board Membership.

The term of Executive's employment under this Agreement (the "Term") shall commence as of the initial date of September 15, 2003 and shall on each anniversary date automatically be renewed for a successive three (3) year period, unless sooner terminated pursuant to Sections 9 or 5.2 of this Agreement; *provided, however,* if the Corporation shall fail to give Executive notice of non-renewal not less than one and a half (1.5) years prior to the scheduled expiration of the Term hereof, the Term shall automatically be extended for an additional three (3) year period. Notwithstanding anything to the contrary contained herein, the provisions of this Agreement governing Protection of Confidential Information shall continue in effect as specified in Section 10 hereof. During the Term of this Agreement, the Executive will be entitled to be on the Board of Directors of the Corporation.

3. Base Remuneration and Expense Reimbursement.

3.1 Base Remuneration. Executive's Base Monthly Fee will be $30,000 (the "Base Monthly Fee"), with annual increases starting upon each anniversary of Executive's employment of 15%. The Base Salary, for purposes of this Agreement, will be the Base Monthly Fee multiplied by twelve. In addition, at the option of Board and after reasonably evaluating the Executive's contribution based on the circumstances of the Corporation and its business environment, the parties to this Agreement expect, but do not guarantee, that an annual bonus in the area of 50% of the Base Salary will be paid to Executive upon each anniversary of this Agreement. The Corporation and Executive will also execute such commission incentive agreements as may be appropriate and reasonable in order to provide incentives and to reward performance in connection with obtaining financing, development contracts, and achieving sales and revenues, and will further provide special bonuses in connection with any extraordinary events achieved by the Corporation.

3.2 Business Expense Reimbursement. Upon submission of a statement of expenses, reports, vouchers or other supporting information, the Corporation shall promptly reimburse the Executive for all reasonable business expenses actually incurred or paid by him during the Term or renewals thereof in the performance of the Services, including, but not limited to, expenses for entertainment, travel and similar items.

4. Stock Grant and Non-Qualified Stock Option.

In connection with this Agreement, the Corporation has granted the Executive a Stock Grant of 1,000,000 shares and a fully-vested 8-year cashless Warrant, with a strike price of

9/03 Common Stock 1,000,000
Warrant - Term 8yrs
Strike $.03

$0.05, to purchase such number of shares of the Corporation's Common Stock as would represent 30% of the fully diluted equity of the Corporation post-financing. Furthermore, until the Corporation is sold, or files for an Initial Public Offering or merges into a public company, upon each financing event or issuance of additional equity in any form, the Corporation will issue such additional Warrants to Executive as may be necessary so that the Stock Grant and Warrants will represent no less than 30% of the fully diluted total outstanding shares of the Corporation upon exercise of all equity instruments, exclusive of any shares that the Executive or related entities may own independently of Executive's employment. Upon issuance of such additional Warrants, the strike price of such Warrants will proportionally be lowered from the starting price of $0.05 so that the total exercise cost to Executive will not increase by virtue of the issuance of such additional Warrants and will not exceed $500,000.

5. Severance and Change in Control.

5.1 Termination Without Cause or for Good Reason. In the event that Executive's employment hereunder shall be terminated by the Corporation without Cause (as Cause is defined in Section 9.3 hereof); or by the Executive for Good Reason (as defined in Section 9.4 hereof), the Executive shall be entitled to receive from the Corporation, in addition to any Base Salary, Bonus, and Vacation earned to the date of termination, a severance payment in an amount equal to the amount that would have been paid under this Agreement if the Agreement had not been terminated, which amount shall be paid in a lump sum payment following such termination. In the event of such termination, the amount due hereunder shall be payable without offset or defense or any obligation of the Executive to mitigate damages.

5.2 Change in Control or Requirement for Relocation. The Executive, at his option, shall be able to terminate this Agreement if he is required to relocate or upon written notice given to the Secretary of the Corporation within ninety (90) days of the occurrence of a Change in Control. A "Change in Control" of the Corporation shall mean a change in control of the Corporation or any entity controlling the Corporation (referred to collectively in this Section 5 as the Corporation) of a nature that would be required to be reported in response to Item 1 of a Current Report on Form 8-K, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); *provided that,* without limitation, such a Change in Control shall be deemed to have occurred at such time as (a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a person who or which is a shareholder of the Corporation immediately prior to the Corporation's Initial Public Offering ("IPO"), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing twenty-five percent (25%) or more of the combined voting power of the Corporation's outstanding securities ordinarily having the right to vote at elections of directors; or (b) a sale by the Corporation of all or substantially all of its assets occurs. Notwithstanding anything in the foregoing to the contrary, no Change in Control shall be deemed to have occurred for purposes of this Agreement by virtue of any transactions which result in the acquisition by the Executive, or by a group of persons which includes the Executive, directly or indirectly, of a majority of either the outstanding shares of common stock of the Corporation or the voting securities of any

MV 229

corporation which acquires all or substantially all of the assets of the Corporation, whether by way of merger, consolidation, sale of such assets or otherwise.

6. Additional Benefits.

6.1 General. In addition to the compensation, bonuses, expenses and other benefits to be paid under Sections 3, 4, and 5 hereof, the Executive will be entitled to all rights and benefits for which he shall be eligible under any, medical expense reimbursement plan, insurance, incentive, bonus, profit-sharing, pension, or other extra compensation or "fringe" benefit plan of the Corporation or any of its subsidiaries now existing or hereafter adopted for the benefit of the executives or the employees generally of the Corporation, as well as a $2,500 per month unidentified small-expense allowance for meals, taxis, and so on. The provisions of this Agreement which incorporate the employee benefit packages shall change as and when such the employee benefit packages change.

6.2 Automobile. If the Corporation's headquarters moves from New York City, the Corporation shall lease for the Executive an automobile of his choice to be used by the Executive in connection with the Corporation's business, at a monthly rental not to exceed $750 and for a lease term not to exceed three (3) years. The Corporation shall be responsible for all reasonable costs of operating, repairing, maintaining and insuring such automobile.

7. Vacation.

The Executive shall be entitled each year during the Term of this Agreement to a vacation period of six (6) weeks, during which all salary, compensation, benefits and other rights to which the Executive is entitled to hereunder shall be provided in full. Such vacation may be taken in the Executive's discretion, and at such time or times as are not inconsistent with the reasonable business needs of the Corporation, provided that if Executive is unable to take such vacation, then all such vacation will accrue or be paid in cash to Executive.

8. Insurability; Right to Insure. The Executive represents and warrants to the Corporation that on the date hereof he is, and upon the commencement of the Term he will be, insurable at standard premium rates. The Executive agrees that the Corporation shall have the right during the Term to insure the life of the Executive by a policy or policies of insurance in such amount or amounts as it may deem necessary or desirable, and the Corporation shall be the beneficiary of any such policy or policies and shall pay the premiums or other costs thereof. The Corporation shall have the right, from time to time, to modify any such policy or policies of insurance or to take out new insurance on the life of the Executive. The Executive agrees, upon request, at any time or times prior to the commencement of or during the Term to sign and deliver any and all documents and to submit to any physical or other reasonable examinations which may be required in connection with any such policy or policies of insurance or modifications thereof.

9. Termination.

9.1 Death. If the Executive dies during the Term of this Agreement, the Executive's employment hereunder shall terminate upon his death and all obligations of the Corporation hereunder shall terminate on such date, except that the Executive's estate or his designated beneficiary shall be entitled to payment of any unpaid accrued Base Salary through the date of his death.

9.2 Disability. If Executive shall be wholly unable to perform his duties and responsibilities in connection with the conduct of the business and affairs of the Corporation and such inability lasts for (i) a period of at least one hundred eighty (180) consecutive days, or (ii) periods aggregating at least two hundred seventy (270) days during any period of three hundred sixty five (365) consecutive days, by reason of Executive's physical or mental disability, whether by reason of injury, illness or similar cause, Executive, as reasonably determined in good faith by the Board of Directors and supported by medical evidence, shall be deemed disabled, and the Corporation any time thereafter may, subject to the provisions of the following sentence, terminate Executive's employment hereunder by reason of the disability. In the event the Executive disputes the Board's determination of his disability hereunder, the Corporation shall retain, at its expense, another reputable physician selected by the Executive for a second opinion. If this physician disagrees with the conclusion of the Board, a physician selected by the Board and the physician selected by the Executive shall jointly select a third physician whose decision shall be final. The costs of the third physician shall be borne by the Corporation. Upon final determination that Executive is in fact disabled, and upon delivery to Executive of written notice of such a determination, all obligations of the Corporation hereunder shall terminate, except that Executive shall be entitled to payment of any unpaid accrued Base Salary through the date of termination. The obligations of Executive under Section 10 hereof shall continue notwithstanding termination of Executive's employment pursuant to this Section 9.2.

9.3 Termination For Cause. The Corporation may at any time during the Term, upon 90 days prior written notice, terminate this Agreement and discharge Executive for Cause, whereupon the Corporation's obligation to pay compensation or other amounts payable hereunder to or for the benefit of Executive shall terminate on the date of such discharge. As used herein the term "Cause" shall mean conviction of the Executive of a felony by a federal or state court of competent jurisdiction. The obligations of the Executive under Section 10 shall continue notwithstanding termination of the Executive's employment pursuant to this Section 9.3.

9.4 Termination by Executive. The Executive shall have the right to terminate this Agreement for Good Reason, as hereinafter defined. Good Reason shall mean any of the following: (i) the assignment to the Executive of duties inconsistent with the Executive's position, duties, responsibilities, titles or offices as described herein; (ii) any material reduction by the Corporation of the Executive's duties and responsibilities (including the appointment, without the Executive's consent, of an Executive officer senior to him); (iii) any reduction by the Corporation of the Executive's compensation or benefits payable hereunder (it being understood that a reduction of benefits applicable to all Executives of the Corporation, including the Executive, shall not be deemed a reduction of the Executive's compensation package for purposes of this definition); or (iv) requiring the Executive to be based without his consent at a location not within reasonable commuting distance of New York City, New York.

9.5 Vesting Acceleration. In the event that this Agreement shall be terminated without cause, any options not vested at the time of such termination shall immediately become fully and indefeasibly vested.

10. Protection of Confidential Information. The Executive acknowledges that employment with the Corporation will bring the Executive into close contact with many confidential affairs of the Corporation, including information about costs, profits, markets, sales, personnel, pricing policies, operational methods, business affairs, methods and information, including plans for future developments and other information not readily available to the public. The Executive further acknowledges that the Corporation's operations are of a special, unique, unusual, extraordinary and intellectual character, and that the Corporation currently competes or intends to compete with other organizations that conduct business worldwide. In recognition of the foregoing, the Executive covenants and agrees to the following:

10.1 Secrecy. The Executive agrees to keep secret and retain in the strictest confidence all confidential matters of the Corporation, including, without limitation, trade "know how" and trade secrets, customer lists, pricing policies, marketing plans, technical processes, formulae, inventions and research projects, and other business affairs of the Corporation, learned by the Executive heretofore or hereafter ("Confidential Information"), and not to disclose them to anyone inside or outside of the Corporation, except in the course of providing services or with the express written consent of the Board of Directors of the Corporation and except to the extent such information is already known to the general public.

10.2 Return Memoranda, etc. The Executive agrees to deliver promptly to the Corporation on termination of the Executive's employment, or at any other time as the Corporation may so request, Confidential Information and all memoranda, files, all correspondence (including e-mails, digital documents and hard copies), computer files, disks, notes, records, reports, manuals, drawings, blueprints and other documents (and all copies thereof) relating to the Corporation's business and all property associated therewith which may then be possessed or under the control of the Executive (hereinafter "Corporation Property"). The Executive further agrees that all Corporation Property belongs in its entirety to the Corporation. As such, the Executive shall raise no claim of ownership or right to possession of Corporation Property, either during or subsequent to the term of employment.

10.3 Access to Facilities. The Executive agrees and acknowledges that all keys, combinations and access codes to the Corporation's premises, facilities and equipment (including, without limitation, to offices, desks, storage cabinets, safes, data processing systems and communications equipment), whether furnished to the Executive by the Corporation or prepared, used or acquired by the Executive while employed by the Corporation, shall be and remain the exclusive property of the Corporation and shall not be copied, lent or communicated to any other party at any time nor used in any manner other than in the course of the Executive performing his/her services except as authorized by the Corporation and shall be returned to the Corporation on request or upon termination of his/her employment relation.

10.4 Access to Information. The Executive agrees and acknowledges that the Corporation shall at any time and without notice to the Executive access and or seize all materials which partly or wholly consist of, or relate in any way to Corporation Property and/or Intellectual Property as defined in Section 11 herein. The Executive waives every objection and/or defense, including but not limited to such objection or defense asserting privacy rights, to the Corporation's right to access and seize without notice all materials which partly or wholly consist of or relate to Intellectual Property and/or Corporation Property.

10.5 Covenants. In view of the fact that the Executive's work for the Corporation will bring him into close contact with the Confidential Information and plans for future developments as aforestated, the Executive agrees to the following:

10.5.1 Non-competition. The Executive agrees that at all times while employed by the Corporation and, regardless of the reason for termination of employment, for a period of one (1) year thereafter, the Executive will not, as a principal, agent, employer, consultant, stockholder, investor, director or co-partner of any person, firm, corporation or business entity other than the Corporation, or in any individual or representative capacity whatsoever, directly or indirectly, without the express prior written consent of the Corporation: (i) engage or participate in any business whose products or services are competitive with that of the Corporation; (ii) aid or counsel any other person, firm, corporation or business entity to do any of the above; (iii) become employed by a firm, corporation, partnership or joint venture which competes anywhere in the world with the business of the Corporation; or (iv) approach, solicit business from, or otherwise do business or deal with any customer of the Corporation in connection with any product or service competitive to any provided by the Corporation. However, the Corporation acknowledges that Executive is the owner, shareholder, and board member or consultant, in certain private and public companies primarily in the technology field, all of which are known to the Corporation, and may be so in the future as well. Consequently, it is hereby agreed, that Executive may continue to be so involved with entities other than the Corporation, and that nothing herein-under in this Agreement, is intended to prohibit or prevent Executive from continuing to spend time and to work, be associated, involved, or own such other companies, unless such companies are direct competitors of the Corporation or affect his ability to provide full time services to the Corporation.

10.5.2 Anti-Raiding. The Executive agrees that at all times while employed by the Corporation, and, thereafter for a period of one (1) year, the Executive will not, as a principal, agent, the employee, employer, consultant, director or partner of any person, firm, corporation or business entity other than the Corporation, or in any individual or representative capacity whatsoever, directly or indirectly, without the prior express written consent of the Corporation approach, counsel or attempt to induce any person who is then in the employ of the Corporation to leave the employ of the Corporation or employ or attempt to employ any such person or persons who at any time during the preceding twelve (12) months was in the employ of the Corporation.

10.5.3 The Executive's Acknowledgments. The Executive acknowledges (i) that the Executive's position with the Corporation places the Executive in a position of confidence and trust with the operations, customers and the employees of the Corporation, through which, among other things, the Executive may obtain Confidential Information in which the Corporation has substantial proprietary interests; (ii) that the restrictive covenants set forth above are necessary in order to protect and maintain such proprietary interests and the other legitimate business interests of the Corporation; (iii) that the Corporation would not have hired the Executive unless such covenants were included herein. The Executive also acknowledges that the business of the Corporation presently extends throughout the United States and worldwide, and accordingly, it is reasonable that the restrictive covenants set forth above are not more limited as to geographic area then is set forth therein. The Executive also represents that the enforcement of such covenants will not prevent the Executive from earning a livelihood or impose an undue hardship on the Executive; (iv) that any breach or threatened breach of this Agreement will cause irreparable harm to the Corporation for which a remedy at law is inadequate and that in the event of such a breach or threatened breach, the Corporation shall be entitled to injunctive and other equitable relief.

10.6 Severability. If any of the provisions of this Section 10, or any part thereof, is hereinafter construed to be invalid or unenforceable, the same shall not affect the remainder of such provision or provisions, which shall be given full effect, without regard to the invalid portions. If any of the provisions of this Section 10, or any part thereof, is held to be unenforceable because of the duration of such provision, the area covered thereby or the type of conduct restricted therein, the parties agree that the court making such determination shall have the power to modify the duration, geographic area and/or other terms of such provision and, as so modified, said provision(s) shall then be enforceable. In the event that the courts of any one or more jurisdictions shall hold such provisions wholly or partially unenforceable by reason of the scope thereof or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the Corporation's right to the relief provided for herein in the courts of any other jurisdictions as to breaches or threatened breaches of such provisions in such other jurisdictions, the above provisions as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

10.7 Injunctive Relief. The Executive acknowledges and agrees that, because of the unique and extraordinary nature of his services, any breach or threatened breach of any of the provisions of Section 10 hereof will cause irreparable injury and incalculable harm to the Corporation, and the Corporation shall, accordingly, be entitled to injunctive and other equitable relief for such breach or threatened breach and that resort by the Corporation to such injunctive or other equitable relief shall not be deemed to waive or to limit in any respect any right or remedy which the Corporation may have with respect to such breach or threatened breach. The Corporation and the Executive agree that any such action for injunctive or equitable relief shall be heard in a state or federal court situate in New York and each of the parties hereto, hereby agrees to accept service of process by registered mail and to otherwise consent to the jurisdiction of such courts.

10.8 Expenses of Enforcement of Covenants. In the event that any action, suit or proceeding at law or in equity is brought to enforce the covenants contained in Sections 10.1, 10.2, or 10.3 hereof or to obtain money damages for the breach thereof, the party prevailing in any such action, suit or other proceeding shall be entitled upon demand, to reimbursement

[illegible]

from the other party for all expenses (including, without limitation, reasonable attorneys' fees and disbursements) incurred in connection therewith.

10.9 Separate Agreement. The provisions of this Section 10 shall be construed as an agreement on the part of the Executive independent of any other part of this Agreement or any other agreement, and the existence of any claim or cause of action of the Executive against the Corporation, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Corporation of the provisions of this Section 10.

11. Ownership of Intellectual Property: The Executive agrees that while employed by the Corporation, the Executive may, either alone or in conjunction with others, be responsible for, or contribute to, the creation and/or development of inventions, technology, trade secrets, processes, materials, methods, works of authorship and/or design (collectively referred to hereinafter as "Intellectual Property"). The Executive acknowledges that all such Intellectual Property developed or conceived during the term of employment, whether or not finalized or developed to a point of commercial marketability before or after the end of the employment term, shall be works made for hire, and as such, shall be the property of the Corporation from the date of their conception, whether or not patent or copyright applications are filed with respect thereto. To the extent that any Intellectual Property prepared by the Executive is not considered works made for hire, the Executive agrees to assign the copyright, patent or registered design in them to the Corporation. Moreover, the Executive will take whatever actions may be reasonably required of the Executive by the Corporation to vest ownership in the Corporation and to perfect such right (including the preparation and execution of patent, copyright or registered design applications with respect to Intellectual Property). The Executive agrees that all patent, copyright or registered design filings with respect to Intellectual Property shall be made in the name of the Corporation and at the Corporation's expense.

12. Indemnification.

The Corporation will indemnify the Executive, to the maximum extent permitted by applicable law and the by-laws of the Corporation, against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or other proceeding to which he may be made a party by reason of his being an officer, director or the Executive of the Corporation or of any subsidiary or affiliate thereof except such actions as are brought by the Corporation or in which the Corporation is an adverse party regarding the Executive's obligations hereunder.

13. Arbitration.

Except with respect to any proceeding brought under Sections 10 and 11 hereof, any controversy, claim, or dispute between the parties, directly or indirectly, concerning this Employment Agreement or the breach hereof, or the subject matter hereof, including questions concerning the scope and applicability of this arbitration clause, shall be finally settled by arbitration in New York County, New York pursuant to the rules then applying of the American Arbitration Association. The arbitrators shall consist of one representative selected by the

Corporation, one representative selected by the Executive and one representative selected by the first two (2) arbitrators. The parties agree to expedite the arbitration proceeding in every way, so that the arbitration proceeding shall be commenced within thirty (30) days after request therefore is made, and shall continue thereafter, without interruption, and that the decision of the arbitrators shall be handed down within thirty (30) days after the hearings in the arbitration proceedings are closed. The arbitrators shall have the right and authority to assess the cost of the arbitration proceedings and to determine how their decision or determination as to each issue or matter in dispute may be implemented or enforced. The decision in writing of any two (2) of the arbitrators shall be binding and conclusive on all of the parties to this Agreement. Should either the Corporation or the Executive fail to appoint an arbitrator as required by this Section 12 within thirty (30) days after receiving written notice from the other party to do so, the arbitrator appointed by the other party shall act for all of the parties and his decision in writing shall be binding and conclusive on all of the parties to this Employment Agreement. Any decision or award of the arbitrators shall be final and conclusive on the parties to this Agreement; judgment upon such decision or award may be entered in any competent Federal or state court located in the United States of America; and the application may be made to such court for confirmation of such decision or award for any order of enforcement and for any other legal remedies that may be necessary to effectuate such decision or award.

14. Notices.

All notices, requests, consents and other communications required or permitted to be given hereunder, shall be in writing and shall be deemed to have been duly given if delivered personally or sent by prepaid telegram, telecopy or mailed first-class, postage prepaid, by registered or certified mail (notices sent by telegram or mailed shall be deemed to have been given on the date sent), to the parties at their respective addresses hereinabove set forth or to such other address as either party shall designate by notice in writing to the other in accordance herewith. Copies of all notices shall be sent to Wm. Jay Roseman, Secretary of the Board, Xandros Inc., 149 Madison Ave, New York, New York 10016.

15. General.

15.1 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the local laws of the State of New York applicable to agreements made and to be performed entirely in New York.

15.2 Captions. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

15.3 Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof. No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

15.4 Severability. If any of the provisions of this Agreement shall be unlawful, void, or for any reason, unenforceable, such provision shall be deemed severable from, and shall in no way affect the validity or enforceability of, the remaining portions of this Agreement.

15.5 Waiver. The waiver by any party hereto of a breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach of the same provision or any other provision hereof.

15.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same Agreement.

15.7 Assignability. This Agreement, and the Executive's rights and obligations hereunder, may not be assigned by the Executive. The Corporation may assign its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or substantially all of its business or assets; in any event the rights and obligations of the Corporation hereunder shall be binding on its successors or assigns, whether by merger, consolidation or acquisition of all or substantially all of its business or assets.

15.8 Amendment. This Agreement may be amended, modified, superseded, cancelled, renewed or extended and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. No superseding instrument, amendment, modification, cancellation, renewal or extension hereof shall require the consent or approval of any person other than the parties hereto. The failure of either party at any time or times to require performance of any provision hereof shall in no matter affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

[Signatures to follow on the next page]

IN WITNESS WHEREOF, the parties have executed this Agreement on January 18, 2005.

XANDROS, INC.

By:______________________________
Wm. Jay Roseman, *Secretary*

By:______________________________
Andreas Typaldos

Exhibit

6.7

THE OFFER AND SALE OF THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED UNLESS SUCH OFFERS, SALES, AND TRANSFERS ARE REGISTERED UNDER THE ACT OR ARE MADE PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

WARRANT TO PURCHASE COMMON STOCK

OF

XANDROS, INC.

Dated January 18, 2005

Xandros, Inc., a Delaware corporation with offices at 149 Madison Avenue, New York, NY 10016 (the "Company"), hereby certifies that Andreas Typaldos, or its permitted assigns (the "Holder"), for value received and subject to the provisions hereinafter set forth, is entitled to purchase from the Company, a number of shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), based on a Warrant exercise price of $0.05 per share, but based on a total cost for purchasing all of the shares purchasable under the Warrant not to exceed $500,000, and based on a cashless exercise, such shares being purchasable by Holder by exercising the Warrant at any time commencing on the date hereof until 5:00 P.M., New York time, January 17, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant (the "Warrant Shares") will be adjusted from time to time, following the issuance of more shares, options, or warrants by the Company, until the Company's sale or IPO, so that at each time the total number of shares issued or issuable under the Warrant will be equal to such a number of shares as will represent 30% of the Company's fully diluted shares after the issuance of the Warrant Shares. Furthermore, the number of shares of Common Stock to be received upon the exercise of the Warrant and the price to be paid for each share of Common Stock underlying this Warrant (the "Exercise Price") may be adjusted from time to time as hereinafter set forth.

1. Exercise. The Warrant may be exercised by Holder, in whole or in part, by surrendering to the Company this Warrant accompanied by purchase form attached hereto duly executed and payment, in shares on cashless basis, or cash or check, of the Exercise Price for Warrant Shares so purchased. If this Warrant shall be exercised in part only, then upon surrender of this Warrant for cancellation the Company shall deliver a new Warrant, dated the date hereof, evidencing the balance of the Warrant Shares in respect of which this Warrant shall not have been exercised. The Company shall not be required to issue any fraction of a share upon the exercise of this Warrant or any portion hereof. If any fractional interest in a Warrant Share shall be deliverable upon the exercise of this Warrant or any

portion thereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the Fair Market Value of the Common Stock (as defined below).

2. Legend. Any certificate(s) for Warrant Shares shall bear substantially the following legend:

> "THE OFFER AND SALE OF THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED UNLESS SUCH OFFERS, SALES, AND TRANSFERS ARE REGISTERED UNDER THE ACT OR ARE MADE PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT."

3. Covenants. The Company covenants and agrees that all Warrant Shares, upon issuance, shall be fully paid, non-assessable, and free from all taxes, liens and charges with respect to the issue thereof. Without limiting the generality of the foregoing, the Company covenants and agrees that it will from time to time take any such action as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the Exercise Price. The Company further covenants and agrees that during the period within which this Warrant may be exercised, the Company shall at all times have authorized and reserved for the purpose of issue upon exercise of this Warrant a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

4. Adjustments upon Changes in Capitalization.

(a) If the outstanding shares of Common Stock are changed in number, kind, or class by reason of a stock split, combination, merger, consolidation, reorganization, reclassification, exchange, or any capital adjustment, including a stock dividend, or if any distribution is made to stockholders other than a cash dividend and the Board of Directors deems it appropriate to make an adjustment to this Warrant, then the number and class of Warrant Shares and the Exercise Price shall be adjusted in a proportionate and equitable manner by the Board of Directors, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding, and conclusive.

(b) In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of all or substantially all of the business and assets of the Company, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this

Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, capital reorganization or other change, consolidation, merger, sale, lease or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 4(b) shall similarly apply to successive reclassifications, capital reorganizations or other changes of shares of Common Stock and to successive consolidations, mergers, sales, leases or conveyances. The granting of this Warrant does not affect in any way the right or power of the Company to make adjustments, reorganizations, reclassifications, or changes of its capital or business structure or to merge, consolidate, dissolve, liquidate, or sell or transfer all or any part of its business or assets.

5. Securities Laws. Upon any issuance of Warrant Shares upon exercise of this Warrant, the Company will be required to comply with the requirements of (a) the Securities Act of 1933, as amended, (b) the Securities Exchange Act of 1934, as amended, (c) any applicable listing requirements of any national securities exchange, (d) any state securities regulation or "Blue Sky" laws, and (e) requirements under any other law or regulation applicable to the issuance or transfer of such shares. If required by the Company, in connection with each issuance of Warrant Shares upon exercise of this Warrant, the Holder will give (aa) assurances in writing, satisfactory to the Company, that such shares are not being purchased with a view to the distribution thereof in violation of applicable laws, (bb) sufficient representations, warranties and information, in writing, to enable the Company to rely on exemptions from the registration or qualification requirements of applicable laws, if available, with respect to such exercise, and (cc) the Holder's cooperation to the Company in connection with such compliance.

6. Rights of Holder. This Warrant does not confer upon the Holder any rights whatsoever as a stockholder of the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

7. Exchange, Transfer, or Assignment. Subject to compliance with applicable securities laws, this Warrant is exchangeable and transferable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or, at the Company's option, at the office of its stock transfer agent, if any, for other Warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation hereof at

the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or exchanged.

8. Loss or Destruction. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft, or destruction, upon delivery of an indemnity agreement satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

9. Amendment; Waiver. The terms of the Warrant may not be amended, modified, or waived, except pursuant to a written instrument signed by the parties hereto.

10. Governing Law. The terms of this Warrant shall be governed by and construed in accordance with the internal laws of the State of Delaware.

Xandros, Inc.

By: [signature]

Name: Wm. Jay Roseman

Title: [illegible]

Exhibit

6.8

XANDROS LOAN AGREEMENT
Between Xandros, Inc. and William H. Young III
Dated October 12, 2010

Xandros, Inc. ("Xandros" or the "Company") and William H Young III ("Young") hereby agree as follows:

1. Young will provide a 6-month unsecured bridge loan to Xndros (the "Note" or "Xandros Note", or "Note, Exhibit A", attached hereto as Exhibit A) in the amount of $500,000 ("the Note Amount") subject to the terms and conditions of this loan and Note agreement (the "Xandros Loan Agreement").
2. Intentionally omitted.
3. The due date of the Note will be April 12, 2011.
4. The interest rate will be 18% per annum.
5. The monthly interest payment (the "Monthly Interest Payment") will be 1.5% per month times the Note Amount or $7,500.00 per month.
6. Starting November 12, 2010, the Company will pay the Monthly Interest Payment.
7. In consideration of making the bridge loan to the Company, Xandros will issue an 8-year Warrant to Young (the "Young Warrant") to purchase twelve million (12,000,000) shares of Xandros Common stock or of shares that have been exchanged for Xandros shares in the event of merger with or sale of Xandros to another company (the "Young Warrant-based Shares"), at $0.2789/share (the "Exercise Price"), exercisable on a "cashless" exercise basis.
8. At any time, Young will have the right, at his exclusive option and sole discretion, to convert all or part of the Note Amount and the Premium Note Amount (if the Premium Note, Exhibit B, is applicable, ie in effect, as per Paragraph 12) into shares of Xandros Common stock or of shares that may have been exchanged for Xandros shares in the event of merger with or sale of Xandros to another company (the "Young Conversion Shares") at $0.22/share (the "Conversion Price"). Such conversion will constitute repayment of the Note Amount of the Note and the Premium Note Amount of the Premium Note, if applicable, as to the amounts converted. Upon conversion of the full Note and the full Premium Note, if the Premium Note, Exhibit B is applicable and in effect, into shares of Xandros Common stock or of shares that may have been exchanged for Xandros shares in the event of merger with or sale of Xandros to another company, Young will receive an additional 8-year Warrant (the "Additional Young Warrant") to purchase one million (1,000,000) additional shares of Xandros Common stock or of shares that have been exchanged for Xandros shares in the event of merger with or sale of Xandros to another company (the "Additional Young Warrant-based Shares"), at the Exercise Price.

9. Intentionally omitted.
10. Prior to extension of the loan, Young will receive confirmation that the Board of Directors of Xandros has approved the underlying loan together with contact information for Andreas Typaldos, as CEO, and Gennaro Vendome, as Secretary of the Company.
11. At any time the Note Amount and the Premium Note Amount will be equal to the original amounts less any payments made either in cash, or through conversion into Xandros stock as per Paragraph 8 above.
12. If Xandros does not file to become a public company, either through reverse merger/sale agreement with a public company, or through a self-listing or IPO, or by becoming part of a public company through sale to it, within six months of the Date of this Agreement, then there will be a premium fee (the "Premium"), equal to $250,000 (the "Premium Note" or "Note, Exhibit B") for not going public. The Premium Note, identified as Exhibit B, in the amount of $250,000.00 (the "Premium Note Amount"), bearing interest at the rate of $3,750.00 per month, will then be in full force and effect.
13. Intentionally omitted.
14. At any time during the life of this Xandros Loan Agreement, Xandros can pre-pay the Note and the Premium Note, if it is applicable and in effect. If the Note is paid in full within six months, then the Note will be returned to the Company and the Note will be considered paid and become cancelled and void. If the Note is paid in full within six months and Xandros does file to become a public company, either through reverse merger/sale agreement with a public company, or through a self-listing or IPO, or by becoming part of a public company through sale to it, the Premium Note represented by Exhibit B will remain in full force and effect. In any case, the Xandros Notes (ie, the Note and the Premium Note, as per Exhibits A and B) are pre-payable without any penalty.
15. If the Xandros Common shares undergo stock splits, or are exchanged for shares of another company at some ratio for such exchange, then the number of Young Conversion Shares, Young Warrant-based Shares, or Additional Young Warrant-based Shares, and/or the Conversion Price and/or the Exercise Price, under this Agreement, will change correspondingly and in an industry-standard way that is typically the case upon such events of stock splits or share exchanges. Specifically, If, at any time while the warrants under this Agreement may be outstanding, there shall be any reclassification, capital reorganization or change of the Common Stock (other than as a result of a subdivision, combination, or stock dividend), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the outstanding Common Stock), or any sale or conveyance

to another corporation or other business organization of all or substantially all of the assets of the Company, then, as a condition of such reclassification, reorganization, change, consolidation, merger, sale, or conveyance, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Young, so that Young shall thereafter have the right to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, reorganization, change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased by Young immediately prior to such reclassification, reorganization, change, consolidation, merger, sale or conveyance, and in any such case appropriate provisions shall be made with respect to the rights and interests of Young to the end that the provisions hereof (including without limitation, provisions for the adjustment of the Exercise Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of stock or other securities and property thereafter deliverable upon exercise hereof. Exhibit C provides an example just for purposes of illustration, but the language in this Paragraph should otherwise control.

16. Intentionally omitted.
17. Intentionally omitted.
18. Intentionally omitted.
19. The parties hereby agree to have this Xandros Loan Agreement replaced by a more expanded set of agreement (s), provided that no terms or meaning/intent is changed, if either party believes that such a larger set of documents/agreements could better facilitate the intent and purpose hereunder.
20. This Agreement shall be construed in accordance with the laws of the State of Maryland but may be enforced in any Court in the State of Florida.
21. This Agreement may be executed in counterparts.

[SIGNATURES TO FOLLOW ON NEXT PAGE]

AGREED:



For Xandros, Inc.
Andreas Typaldos, CEO



William H. Young, III

I, Gerry Vendome, in my capacity as Secretary and as a Member of the Board of Directors of Xandros, Inc., acknowledge that I have been made aware of this Agreement and will honor any request submitted by William F. Jones to exercise Warrants for benefit of William H. Young, III and will comply with the terms of the Agreement to issue shares to William H. Young, III upon request of William F. Jones without further request for documentation or agreement by Andreas Typaldos. I will certify approval of this transaction to Young by the Board of Directors at the time the loan occurs.



Gerry Vendome, Secretary

Exhibit A

PROMISSORY NOTE

October 12, 2010
$500,000.00

FOR VALUE RECEIVED, XANDROS, INC., (hereinafter referred to as "BORROWER"), promises to pay to the order of WILLIAM H. YOUNG, III, ("LENDER"), the principal sum of Five Hundred Thousand Dollars and 00/100 cents, ($500,000.00), payable with interest only at the rate of EIGHTEEN Percent (18%) per annum.

Interest installments shall be paid Monthly from the date hereof. Payments shall be payable at 11721 SW Tangerine Court, Palm City, Florida 34990, or other such place as the Note holder may designate as follows:

The entire outstanding principal balance and all accrued and unpaid interest thereon shall be due and fully payable on or before April 12, 2011. Presentment for payment, demand, protest, and notice of dishonor are hereby waived by BORROWER.

Payments received shall be first applied to any late charges, then to attorney's fees, interest and principal, in that order.

If BORROWER shall fail to make any payment as and when due, an event of default shall have occurred and, at the option of the holder hereof, this Note shall mature and all principal and interest shall become due and payable in its entirety.

If BORROWER shall fail to make any payment as and when due, BORROWER hereby authorizes and empowers any attorney of any Court of Record within the United States to appear for BORROWER, or any one or more of them, in any Court in one or more proceedings or before any Clerk thereof, and confess judgment against

BORROWER, or any one or more of them, without prior notice, or opportunity for prior hearing, in favor of the holder hereof for the unpaid principal balance of this Note, with interest accrued thereon, all late charges, the costs of suit, and attorneys' fees of Fifteen percent (15%), hereby waiving and releasing, to the extent permitted by law, all errors and all rights of exemption, appeal, stay of execution, inquisition and extension upon any levy on warrants or other personal property to which BORROWER may otherwise be entitled under any applicable law now in force or which may hereafter be passed. BORROWER also waives trial by jury in any action brought on or with respect to this Note and agrees that in the event this Note shall be enforced by suit or otherwise, BORROWER will reimburse LENDER for all expenses incurred in connection therewith, including, without limitation, attorneys' fees as herein or elsewhere provided.

The breach by the maker of any covenant or warranty contained in this Promissory Note or the Agreement of this date herewith shall also constitute an event of default.

Borrower shall pay to the Note holder a late charge of five percent (5%) of any monthly installment not received by the Note holder within ten (10) days after the installment is due.

The Borrower shall, within five (5) days after the receipt of written request to such effect from the Holder, certify to the Holder or to any party designated by the Holder, by a writing duly acknowledged, the amount of principal and interest then owing under the provisions of the Note and whether any offset or defense exists against the debt secured thereby.

Each right, power and remedy of the holder hereof, under this Note or under applicable laws, shall be cumulative and concurrent, and the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the holder to insist upon the strict performance of any one or more provisions of this Note, or to exercise any right, power or remedy consequent upon a breach thereof or default hereunder shall constitute a waiver thereof, or preclude the holder from exercising any such right, power or remedy. By accepting partial payment after the due date of any amount due hereunder, the holder shall not be deemed to have waived the right either to require prompt payment when due and payable of all other amounts due hereunder or to exercise any rights and remedies available to it in order to collect all such other amounts due and payable under this Note. No modification, change, waiver or amendment of this Note shall be deemed to be made by the holder unless in writing signed by the holder, and each such waiver, if any, shall apply only with respect to the specific instance involved.

BORROWER hereby certifies that the indebtedness evidenced hereby was incurred solely for the purpose of carrying on or acquiring a business or commercial investment and is thus a "commercial loan," as defined under the laws of the State of Maryland, and BORROWER further warrants the entire loan proceeds were used for such purpose.

This Note shall be deemed made in, and shall be governed by, the laws of the State of Maryland.

The signatures and seals of BORROWER are subscribed to this Note as of the day and year first above written.

WITNESS

XANDROS, INC.

_________________________ (SEAL)
By: Andreas Typaldos

STATE OF ____________

COUNTY OF ____________: To wit,

I HEREBY CERTIFY, that on this ____ day of ________, 2010, before me, the subscriber, a Notary Public in and for the State and County aforesaid, personally appeared ANDREAS TYPALDOS, as the Maker of this Promissory Note, and acknowledged the foregoing Note to be his act and deed.

WITNESS my Hand and Notarial Seal

____
NOTARY PUBLIC

My Commission Expires: 6/27/13

Wm. Jay Roseman
Notary Public
New Jersey
My Commission Expires June 27, 2013

Exhibit B

PROMISSORY NOTE

April 12, 2011
$250,000.00

FOR VALUE RECEIVED, XANDROS, INC., (hereinafter referred to as "BORROWER"), promises to pay to the order of WILLIAM H. YOUNG, III, ("LENDER"), the principal sum of Two Hundred Fifty Thousand Dollars and 00/100 cents, ($250,000.00), payable with interest only at the rate of EIGHTEEN Percent (18%) per annum.

Interest installments shall be paid Monthly from the date hereof. Payments shall be payable at 11721 SW Tangerine Court, Palm City, Florida 34990, or other such place as the Note holder may designate as follows:

The entire outstanding principal balance and all accrued and unpaid interest thereon shall be due and fully payable on or before April 12 2017. Presentment for payment, demand, protest, and notice of dishonor are hereby waived by BORROWER.

Payments received shall be first applied to any late charges, then to attorney's fees, interest and principal, in that order.

If BORROWER shall fail to make any payment as and when due, an event of default shall have occurred and, at the option of the holder hereof, this Note shall mature and all principal and interest shall become due and payable in its entirety.

If BORROWER shall fail to make any payment as and when due, BORROWER hereby authorizes and empowers any attorney of any Court of Record within the United States to appear for BORROWER, or any one or more of them, in any Court in one or more proceedings or before any Clerk thereof, and confess judgment against

BORROWER, or any one or more of them, without prior notice, or opportunity for prior hearing, in favor of the holder hereof for the unpaid principal balance of this Note, with interest accrued thereon, all late charges, the costs of suit, and attorneys' fees of Fifteen percent (15%), hereby waiving and releasing, to the extent permitted by law, all errors and all rights of exemption, appeal, stay of execution, inquisition and extension upon any levy on warrants or other personal property to which BORROWER may otherwise be entitled under any applicable law now in force or which may hereafter be passed. BORROWER also waives trial by jury in any action brought on or with respect to this Note and agrees that in the event this Note shall be enforced by suit or otherwise, BORROWER will reimburse LENDER for all expenses incurred in connection therewith, including, without limitation, attorneys' fees as herein or elsewhere provided.

The breach by the maker of any covenant or warranty contained in this Promissory Note or the Agreement of this date herewith shall also constitute an event of default.

Borrower shall pay to the Note holder a late charge of five percent (5%) of any monthly installment not received by the Note holder within ten (10) days after the installment is due.

The Borrower shall, within five (5) days after the receipt of written request to such effect from the Holder, certify to the Holder or to any party designated by the Holder, by a writing duly acknowledged, the amount of principal and interest then owing under the provisions of the Note and whether any offset or defense exists against the debt secured thereby.

Each right, power and remedy of the holder hereof, under this Note or under applicable laws, shall be cumulative and concurrent, and the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the holder to insist upon the strict performance of any one or more provisions of this Note, or to exercise any right, power or remedy consequent upon a breach thereof or default hereunder shall constitute a waiver thereof, or preclude the holder from exercising any such right, power or remedy. By accepting partial payment after the due date of any amount due hereunder, the holder shall not be deemed to have waived the right either to require prompt payment when due and payable of all other amounts due hereunder or to exercise any rights and remedies available to it in order to collect all such other amounts due and payable under this Note. No modification, change, waiver or amendment of this Note shall be deemed to be made by the holder unless in writing signed by the holder, and each such waiver, if any, shall apply only with respect to the specific instance involved.

BORROWER hereby certifies that the indebtedness evidenced hereby was incurred solely for the purpose of carrying on or acquiring a business or commercial investment and is thus a "commercial loan," as defined under the laws of the State of Maryland, and BORROWER further warrants the entire loan proceeds were used for such purpose.

This Note shall be deemed made in, and shall be governed by, the laws of the State of Maryland.

The signatures and seals of BORROWER are subscribed to this Note as of the day and year first above written.

WITNESS

XANDROS, INC.

_______________________ (SEAL)
By: Andreas Typaldos

STATE OF ___________
COUNTY OF ___________: To wit,

I HEREBY CERTIFY, that on this ___ day of ___________, 2010, before me, the subscriber, a Notary Public in and for the State and County aforesaid, personally appeared ANDREAS TYPALDOS, as the Maker of this Promissory Note, and acknowledged the foregoing Note to be his act and deed.

WITNESS my Hand and Notarial Seal

____
NOTARY PUBLIC

My Commission Expires: ___________

Wm. Jay Roseman
Notary Public
New Jersey
My Commission Expires June 27, 2013

Exhibit

6.9

TYPALDOS COLLATERAL AGREEMENT
Between Andreas Typaldos, an individual, and William H. Young III
Dated October 12, 2010

This Typaldos Collateral Agreement is agreement between Andreas Typaldos ("Typaldos"), 189 West 89th St, New York, NY 10024, William H. Young IIII, and William F. Jones, herein referred to as "the Parties", as follows:

1. In consideration of Young making a loan to Xandros, Inc. ("Xandros") under a certain loan agreement (the "Xandros Loan Agreement", as per Exhibit A herein-under, including the related Note for the loan, herein referred to as the "Note" or the "Xandros Note", and an additional Note under that agreement, the "Premium Note", applicable in certain conditions), dated October 12, 2010, the Parties hereby agree to the following terms and conditions of this agreement (the "Typaldos Collateral Agreement").
2. Typaldos is the owner/beneficiary of a certain Warrant Agreement (the "Typaldos Warrant"), being an Amended and Restated Warrant to purchase 30% of the Stock of Xandros. Half (50%) of the Typaldos Warrant, representing a warrant to purchase 15% of the shares of Xandros under the terms of the Typaldos Warrant, is hereby being provided to Young as security collateral (the "Security Collateral" and attached hereto as Exhibit B) under the Xandros Loan Agreement, to be held by William F. Jones in escrow as security collateral for the underlying obligations noted in the Xandros Loan Agreement and Xandros Notes, and with such security collateral to be used solely as per the terms of Paragraph 3 below. In the event that any condition triggering the use of the Security Collateral under the Xandros Loan Agreement is not met, William F. Jones shall enforce the rights under the Xandros Loan Agreement and Xandros Notes pursuant to the terms of those agreements as per Paragraph 3 below; and, if directed by Young, William F. Jones will notify the Secretary of Xandros of the exercise of the warrant underlying the Security Collateral at which time shares evidencing rights under that warrant will be issued to Young, as per Paragraph 3 of this Agreement, and a modified warrant, if appropriate, will be returned to William F. Jones, as replacement of the warrant in the Security Collateral.
3. In the event, as above, that Young will be entitled to use the Security Collateral and to receive shares in the name of Young under the warrant underlying the Security Collateral, the access, disposition, and use of the Security Collateral in the case of default by Xandros on repaying the Xandros Note, under the Xandros Loan Agreement, will be governed by the following conditions:
    a. The Security Collateral will be returned to Typaldos upon payment in full of all sums due under the Xandros Loan Agreement and the Note, and whether such payment in full was made in cash or through conversion of all or part of the Note into stock at Young's exclusive option as per the terms and conditions of the Xandros Loan Agreement.
    b. If Xandros files to become a public company, either through reverse merger/sale agreement with a public company, or through a self-listing or IPO, or by

Y

becoming part of a public company, within six months of the Date of this Agreement, then the warrant in the Security Collateral will be reduced by 50%.

c. If Xandros files to become a public company, either through reverse merger/sale agreement with a public company, or through a self-listing or IPO, or by becoming part of a public company, after six months but within one year of the Date of this Agreement, then the warrant in the Security Collateral will be reduced by 50%.

d. If the Xandros Note becomes due and is not paid upon its six month due date, then so long as Xandros makes its interest payments under the Xandros Loan Agreement (ie, the Monthly Interest Payment, including interest payments based on the Premium for not going public, if appropriate, and as these terms are defined in the Xandros Loan Agreement), then Young may not sell, assign, encumber, or otherwise dispose of the Security Collateral, or call default of the Xandros Notes, or be paid for the Xandros Note or Premium Note by use of the Security Collateral.

e. If the Xandros Note is not paid when the Note becomes due and if the Monthly Interest Payment, as defined in the Xandros Loan Agreement, is not made as per Paragraph 3d above, then Young will have the right to sell, assign, or otherwise dispose of the Security Collateral based on the following terms and conditions:

   i. Young can keep from the proceeds from such disposal of the Security Collateral an amount only equal to the Note Amount (including the Premium Note, if appropriate, less any payments made in cash or through conversion into Xandros shares) under the Xandros Loan Agreement.

   ii. Young will provide to Typaldos or his agents the right to sell, assign, or otherwise dispose the Security Collateral in an orderly and optimal manner in order to make the payment as per Paragraph 3e(i) above and will Young will provide to Typaldos 30-day notice of his intent to dispose of the Security Collateral for that purpose.

4. If there is a conflict between the Typaldos Collateral Agreement and the Xandros Loan Agreement or the Notes under the Xandros Loan Agreement, then the Typaldos Collateral Agreement will override the Xandros Loan Agreement and the Notes; and similarly in the event of conflict between the Xandros Loan Agreement and the Xandros Notes, the Xandros Loan Agreement will override the Notes.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

AGREED:



Andreas Typaldos, individually



William H. Young III



William F Jones, as escrow agent

I, Gerry Vendome, in my capacity as Secretary and as a Member of the Board of Directors of Xandros, Inc., acknowledge that I have been made aware of this Agreement and will honor any request submitted by William F. Jones to exercise Warrants for benefit of William H. Young, III and will comply with the terms of the Agreement to issue shares to William H. Young, III upon request of William F. Jones without further request for documentation or agreement by Andreas Typaldos.



Gerry Vendome, Secretary, Xandros, Inc.

AGREED:



Andreas Typaldos, individually

William H. Young III



William F Jones, as escrow agent

I, Gerry Vendome, in my capacity as Secretary and as a Member of the Board of Directors of Xandros, Inc., acknowledge that I have been made aware of this Agreement and will honor any request submitted by William F. Jones to exercise Warrants for benefit of William H. Young, III and will comply with the terms of the Agreement to issue shares to William H. Young, III upon request of William F. Jones without further request for documentation or agreement by Andreas Typaldos.



Gerry Vendome, Secretary, Xandros, Inc.

Exhibit

10.2

EXHIBIT 10.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Xandros, Inc.

We consent to the reference to our firm in this Registration Statement on Form 1-A filed with the Securities and Exchange Commission ("the SEC") on February 22, 2011 related to the stock purchase agreement and to the incorporation by reference therein of our report dated July 20, 2010 with respect to the consolidated financial statements of Xandros, Inc., and subsidiaries as of December 31, 2009 and for the year ended December 31, 2009.

Bernstein & Pinchuk LLP

New York, New York
February 22, 2011